As filed with the Securities and Exchange Commission on January 17, 2020

Registration No. 333-233757

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chinos Holdings, Inc.*

(Exact name of registrant as specified in its charter)

Delaware	5600	27-4173834
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30-30 47th Ave

Long Island City, New York 11101

(718) 340-5701

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Libby Wadle

Chief Executive Officer

30-30 47th Ave

Long Island City, New York 11101

(718) 340-5701

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael J. Aiello Alexander D. Lynch Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Michael Benjamin Stelios G. Saffos Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.   ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*

Chinos Holdings, Inc., the registrant whose name appears on the cover of this registration statement, is a Delaware corporation. Prior to the completion of this offering, Chinos Holdings, Inc. will change its name to Madewell Group, Inc. Shares of the common stock of Madewell Group, Inc. are being offered by the prospectus.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated January 17, 2020

PRELIMINARY PROSPECTUS

Chinos Holdings, Inc.

Common Stock

This is an initial public offering of common stock by Chinos Holdings, Inc. (to be renamed Madewell Group, Inc. prior to the completion of this offering). We are offering              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to have our common stock listed on the New York Stock Exchange (“NYSE”) under the symbol “                .”

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Additional Information Related to the Madewell Business—Madewell Management—Director Independence and Controlled Company Exemption.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 29 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)

We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Other Information Related to This Offering—Underwriting,” beginning on page 224 of this prospectus, for additional information regarding total underwriter compensation.

We have granted the underwriters an option to purchase up to an additional                  shares of common stock from us at the initial public offering price less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

The underwriters expect to deliver the shares to investors against payment in New York, New York on or about                 , 2020.

Prospectus dated                    , 2020.

Madewell GOOD DAYS START WITH GREAT JEANS

2.6M FY'18 ACTIVE CUSTOMERS 60% OF CUSTOMERS IN MEMBERSHIP PROGRAM 37% E-COMMERCE PENETRATION $614M FY'18 REVENUE 42 OF 43 QTRS ACHIEVED POSITIVE COMPARABLE SALES GROWTH 800K JEANS RECYCLED (AND GROWING), CREATING OVER ONE MILLION SQUARE FEET OF HOUSING INSULATION 14M FANS HAVE ENGAGED WITH ONE OF OUR CORE BRAND HASHTAGS ON SOCIAL MEDIA

You should rely only on the information contained in this prospectus or in any free writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and neither we nor they provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

A LETTER FROM LIBBY WADLE, OUR CHIEF EXECUTIVE OFFICER

To our Shareholders,

Welcome to the story of Madewell. It is a deeply personal one for me and many on the team because we have truly built this brand together. I grew up in retail. I started working at a store in college and fell in love immediately. Forming a personal connection with customers around product was my passion. More than anything else, that first job taught me how to create a community through retail, and growing and maintaining that community became my mission. I didn’t know it at the time, but this mission would ultimately form the foundation of my career and would guide my belief that the greatest companies are the ones that steadfastly put their customers at the center of everything. That is the fundamental belief that drives Madewell.

I’ve been part of Madewell since the very beginning, including its initial incubation period. In those early days we knew we wanted to shake up the paradigm of what specialty retail meant. We had to remain nimble and entrepreneurial, we had to be open to listening and learning, we had to innovate and work hard. I believe that true collaboration leads to an innovative culture. And that is who we are at Madewell—our doors are always open, we know the game is always changing—and we thrive on that. We have consistently grown at Madewell, but we have retained both our focus and the start-up mentality of our earlier days, which allows us to stay sharp, challenges us to get creative and motivates us to always look toward the future.

Our motto is “Good Days Start with Great Jeans” because it’s what we truly believe: that stepping into the right pair of jeans is empowering, it makes you feel like the best version of yourself. It also opens the doors to self-expression: denim is a canvas that allows you to build off of it, to create something that is distinctly your own. With millennials comprising our key demographic, this is crucial. They are looking to show and celebrate their true selves, and our clothes allow them to do that.

We believe our customers are looking for jeans they can live in, and when they find their perfect fit, they want to share it with their friends, family and even strangers who ask them, “Hey, where’d you get those jeans?” They also explore the brand—a loyal denim customer is more likely to shop additional categories, building a wardrobe of pieces that goes beyond jeans. And as they explore, we pay close attention. We use the data we compile from customer reviews, social media, surveys and store feedback in order to determine where it makes sense to expand, and when. The success of our products is due in large part to this customer-centric, data-driven approach.

Creating a great product is just the start for us. We want shopping for that product to be great as well, which is why we have built an online destination that helps customers feel informed without being overwhelmed, while offering them incredible variety. Our in-store experience is just as thoughtful: we position our Denim Bars directly across from our fitting rooms to make it as easy as possible for customers to try on our jeans, and to give them access to our store stylists, who are always ready with a quick tip or to help them find their perfect fit. It’s like shopping with your best friend!

When a customer enters one of our stores, or visits Madewell.com, we aren’t just inviting them to shop, we’re inviting them into our community. In stores, which are truly the hub of our brand, that means providing expert styling advice and allowing customers to try online-exclusive products via our Dot-Com-Try-On program or offering on-site customization services like leather monogramming and denim embroidery. It also means we get to play host to events (over 2,500 last year), including pop-up shops with local creatives, shopping parties, panel discussions and charitable activities that give back to our communities. When a customer visits us online, we serve up rich content and compelling imagery, educating customers about our products and partnerships and endeavoring to make sure the shopping experience is seamless. And with Madewell Insider, our membership program, we’ve only grown and strengthened our relationship with our community. We consider it the passport to our brand, allowing customers to take advantage of exclusive offers, events and products. The bottom line: We know our customers really well and we place them at the center of every experience and touchpoint—they want to live their lives and experience the Madewell brand in many different ways, which is why we continue to take a holistic and agile approach to our business and evolve along with them.

As retailers, we have a responsibility to be a source of change in our industry. At Madewell, we are deeply committed not only to expanding our sustainable practices but to pioneering new options for the industry. Apart from our own passion, we know it’s extremely important to our customers. Each time we roll out a new program, we believe we receive an outpouring of support that validates our efforts. Our denim recycling program has become part of our DNA. What started five years ago as a way to divert waste from landfills has grown—we’ve now recycled over 800,000 pairs of jeans and attribute approximately 12% of our denim sales in stores to people participating in the program. And earlier this year we announced a long-term, ongoing partnership with Fair Trade USA with the launch of a denim collection made entirely at the Fair Trade Certified Saitex factory in Vietnam. There is still much work to be done, and we’re excited to take our customers along as we strive to improve the industry.

So what comes next? In some ways, we will continue on as we have—growing organically and authentically, with our customers at the center of every decision we make. But we will also focus on considerable growth through new opportunities, including driving outsized growth in e-commerce, expanding our product range and further developing our membership program. Once a customer discovers Madewell, they fall in love. We know this, which is why increasing brand awareness will also be a primary focus for us, and we see it as our biggest opportunity. Simply put: we’re on a mission to get more butts in our jeans.

At Madewell we have worked since the very early days to create a brand built on great product and customer love. We are building a community and inspiring change along the way. And we hope you’ll join us on that journey.

Libby Wadle

Chief Executive Officer

BACKGROUND

Prior to the completion of this offering, we intend to change our corporate name from Chinos Holdings, Inc. to Madewell Group, Inc.

Chinos Holdings, Inc., a Delaware corporation, (“Chinos Holdings”), is a holding company that, prior to this offering, was the ultimate parent of various subsidiaries that operate (i) the Madewell brand clothing retail business (the “Madewell business”) and (ii) the J.Crew brand clothing retail business (the “J.Crew business”).

Concurrent with or immediately prior to the completion of this offering:

•

Chinos Holdings, pursuant to a series of transactions, will (i) form a new subsidiary, J.Crew Holdings, Inc., a Delaware corporation (“J.Crew Holdings”), (ii) contribute the entities operating the J.Crew business to J.Crew Holdings in exchange for voting common stock of J.Crew Holdings and (iii) distribute the voting common stock of J.Crew Holdings to common stockholders of Chinos Holdings (the “Separation”), after which the J.Crew business will cease to be a part of Chinos Holdings;

•

Chinos Holdings and J.Crew Holdings will each merge into a separate merger subsidiary of a special purpose vehicle (“Chinos SPV”) formed for the purpose of facilitating certain of the Reorganization (as defined below) transactions, after which, immediately prior to the closing of this offering, (i) Chinos Holdings will be a direct, wholly owned subsidiary of Chinos SPV and (ii) all of the voting common stock of J.Crew Holdings will be directly owned by Chinos SPV and a class of nonvoting common stock of J.Crew Holdings will be owned by certain employees of J.Crew Holdings;

•

Chinos Holdings will cease to be an obligor or guarantor of, or have any assets pledged as collateral for, any of its, or its subsidiaries’, pre-Separation indebtedness, as (i) a portion of that certain term loan facility of certain of Chinos Holdings’ pre-Separation subsidiaries, governed by an amended and restated credit agreement dated March 5, 2014, as amended, with Wilmington Savings Fund Society, FSB as administrative agent and collateral agent and the lenders party thereto (the “Existing Term Loan Facility”), will be exchanged for senior secured loans (the “New Exchange Chinos SPV Senior Secured Loans”) borrowed by Chinos SPV and none of Chinos Holdings or its subsidiaries will be an obligor for, or provide any credit support for, debt obligations of Chinos SPV, including the New Exchange Chinos SPV Senior Secured Loans, (ii) the remaining portion of the Existing Term Loan Facility and the entirety of the asset-backed loan facility of certain of Chinos Holdings’ pre-Separation subsidiaries, governed by an asset-backed credit agreement with Bank of America, N.A. as administrative agent and other agents and lenders party thereto (the “Existing ABL Facility”), will each be repaid in full in cash using the net proceeds of this offering and the incurrence of new indebtedness by Chinos Holdings and Chinos SPV (each described below) and (iii) the 13% senior secured notes due 2021 (the “Senior Notes”) issued by pre-Separation subsidiaries of Chinos Holdings will be the only remaining pre-Separation indebtedness outstanding and will be obligations of subsidiaries of J.Crew Holdings following the Separation, and all remaining interest payments on the Senior Notes, through the maturity date of September 15, 2021, will be pre-funded in a segregated account in cash by J.Crew Holdings at the time of the Separation;

•

Madewell, Inc., a wholly-owned subsidiary of Chinos Holdings, will (i) incur $             million of new indebtedness pursuant to a new senior secured credit facility (the “New Madewell Term Loan Facility”), the net proceeds of which will be used to repay a portion of the Existing Term Loan Facility and the Existing ABL Facility, and (ii) enter into a new revolving credit facility in the form of an asset-backed loan in the amount of $             million (the “New Madewell ABL Facility”);

•

Chinos SPV will borrow up to $             million from TPG Chinos, L.P. and TPG Chinos Co-Invest, L.P. (collectively with their affiliates, “TPG”); and Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Chino Coinvest LLC (collectively with their affiliates, “LGP” and together with TPG, the “Sponsors”) in the form of senior secured loans (the “New Money Chinos SPV Senior Secured Loans” and, together with the New Exchange Chinos SPV Senior Secured Loans, the “New Chinos SPV Senior Secured Loans”) in order to facilitate the Reorganization transactions and contribute to the cash paydown of the Existing Term Loan Facility and the Existing ABL Facility;

•

Chinos Holdings and Chinos SPV will enter into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, Chinos SPV will have the right, under certain circumstances, to require Chinos Holdings to register shares of common stock of Chinos Holdings held by Chinos SPV;

•

Chinos Holdings and Chinos SPV will enter into an investors’ rights agreement (the “Investors’ Rights Agreement”) pursuant to which, among other things, Chinos SPV will have certain director designation rights with respect to the board of directors of Chinos Holdings;

•	Chinos SPV will pledge the equity it holds in Chinos Holdings and J.Crew Holdings for the benefit of the lenders under the New Chinos SPV Senior Secured Loans; and

•

Chinos Holdings and J.Crew Holdings will enter into a transition services agreement (the “Transition Services Agreement”) and other related agreements, including a separation and distribution agreement, a tax matters agreement and an employee matters agreement. Pursuant to the Transition Services Agreement, J.Crew Holdings and its subsidiaries operating the J.Crew business will continue to provide Chinos Holdings with certain administrative capabilities for specified periods of time following the Separation.

We refer to these transactions, together with this offering, collectively as the “Reorganization.” All of the Reorganization transactions are contingent upon one another, and all approvals and actions required to execute each of these transactions will have been obtained or taken, as appropriate, prior to the commencement of the Reorganization. This offering will not be consummated unless each of the other Reorganization transactions is completed. See “The Reorganization,” “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew” and “Use of Proceeds.”

Immediately following the Reorganization, Chinos SPV and investors in this offering will hold     % and     % of the outstanding common stock of Chinos Holdings, respectively, or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full. The pre-Reorganization preferred stock of Chinos Holdings will no longer be outstanding following the Reorganization and the only remaining issued and outstanding equity securities of Chinos Holdings will be common stock. See “The Reorganization.”

After the Reorganization, Chinos SPV will hold 100% of the outstanding voting equity interests of J.Crew Holdings, Chinos Holdings will no longer directly or indirectly own or operate the J.Crew business and the only business of Chinos Holdings will be the Madewell business. Accordingly, the Madewell business is the business in which you are investing if you buy shares of common stock in this offering.

We are pursuing the Reorganization to (i) separate the Madewell and J.Crew businesses, allowing investors to invest in each as standalone businesses and (ii) recapitalize Chinos Holdings, including the discharge or transfer of its obligations under its pre-Reorganization indebtedness, the incurrence of new debt obligations and the offering of its common stock to the public pursuant to this offering.

Unless the context requires otherwise, for periods prior to the Reorganization:

•	references to “Madewell,” the “Company,” “we,” “us” or “our” refer to the Madewell business that will remain with Chinos Holdings after the Reorganization and does not refer to the J.Crew business;

v

•

references to “Chinos Holdings” refer to Chinos Holdings, Inc. (which will be renamed Madewell Group, Inc. prior to the completion of this offering) and its consolidated subsidiaries that collectively operate the Madewell business and the J.Crew business prior to the Reorganization;

•	references to “J.Crew” refer to the J.Crew business that will be spun off from Chinos Holdings in the Separation; and

•

references to “J.Crew Group” refer to J.Crew Group, Inc., an indirect subsidiary of Chinos Holdings, and its subsidiaries on a consolidated basis, which collectively operate both the Madewell business and the J.Crew business prior to the Reorganization. The J.Crew Group will be included in the Separation of the J.Crew business and will no longer be a subsidiary of Chinos Holdings or own or operate the Madewell business after the Reorganization.

Unless the context requires otherwise, for periods following the Reorganization:

•	references to “Madewell,” the “Company,” “we,” “us” or “our” refer to Chinos Holdings and its subsidiaries after giving effect to the Reorganization;

•	references to “J.Crew Group” refer to J.Crew Group, Inc., and its subsidiaries on a consolidated basis, which collectively operate the J.Crew business; and

•	references to “J.Crew” refer to the companies operating the J.Crew business after giving effect to the Reorganization.

Basis of Financial Presentation

In this prospectus we present historical consolidated financial statements of Chinos Holdings and supplemental historical combined financial statements for the Madewell business.

The historical consolidated financial statements of Chinos Holdings include the Madewell business and the J.Crew business that will be spun off pursuant to the Separation and do not give effect to the Reorganization transactions. The historical consolidated financial statements of Chinos Holdings are provided in this prospectus because they represent the historical financial information of the issuer and are required pursuant to the disclosure requirements applicable to the registration statement of which this prospectus forms a part. However, the historical results of operations, financial condition and cash flows of Chinos Holdings will not be comparable to our results of operations, financial condition and cash flows following the Reorganization.

The supplemental historical combined financial statements of the Madewell business have been derived from Chinos Holdings’ consolidated financial statements and accounting records and represent the financial condition and results of operations of the Madewell business on a carveout basis, prepared in accordance with U.S. GAAP. The supplemental historical combined financial statements of the Madewell business reflect the financial position, results of operations and cash flows of the Madewell business which will be the only operating business that will remain with us after the Reorganization, do not give effect to the other transactions in the Reorganization and do not purport to reflect what the results of operations, financial condition and cash flows would have been had we operated the Madewell business as a standalone, publicly traded company during the periods presented or for future periods. The supplemental historical combined financial statements of the Madewell business do not reflect the J.Crew business or the historical consolidated financial statements of Chinos Holdings.

The J.Crew business currently provides certain services to the Madewell business, and the supplemental historical combined financial statements of the Madewell business reflect an allocation of certain Chinos Holdings corporate costs, including, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership (“Allocated Costs”). Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. The amount and composition of our expenses may vary from historical levels since the fees charged for the services under the Transition Services Agreement may be higher or lower than the Allocated Costs. In addition, we intend to replace these services over time with ones supplied either internally by our employees or by third parties, the cost of which may be higher or lower than the Allocated Costs. The difference between the Allocated Costs and the costs we will incur under the Transition Services Agreement or that we will incur as we replace these services and after the expiration of the Transition Services Agreement may be material.

Allocated Costs are included in the supplemental historical combined statements of income of the Madewell business included herein if they are specifically identifiable to the Madewell business, or are allocated using a systematic and rational allocation method, most commonly using percent of revenues or percent of employee headcount. The supplemental historical combined balance sheets of the Madewell business included herein reflect all of the assets and liabilities that are specifically identifiable to the Madewell business or directly attributable to the Madewell business as a carved out company and its operations. Not all of the cash generated by the Madewell business is included on the supplemental historical combined balance sheets of the Madewell business included herein as cash is swept into the consolidated bank accounts of Chinos Holdings pursuant to its centralized cash management function. The cash sweep process will not continue after the Reorganization. Obligations resulting from liabilities of the Madewell business are paid with cash from Chinos Holdings. The intercompany effect of these cash transactions is reflected in Due to Parent in the supplemental historical combined balance sheets of the Madewell business. The supplemental historical combined financial statements of the Madewell business do not include an allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. The supplemental historical combined balance sheets of the Madewell business and the combined statements of changes in stockholders’ equity of the Madewell business do not reflect the historical equity capitalization of Chinos Holdings, including the common and preferred stock that will be recapitalized in the Reorganization. Unless the context otherwise requires, references in this prospectus to “common stock” and “preferred stock” refer to the common and preferred stock of Chinos Holdings after giving effect to the Reorganization. See “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business,” “Other Information Related to This Offering—Certain Relationships and Related Party Transactions” and Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for additional details on the Allocated Costs.

This prospectus also contains unaudited pro forma consolidated financial statements that have been developed by applying pro forma adjustments to the historical consolidated financial statements of Chinos Holdings. The unaudited pro forma consolidated statements of income for the thirty-nine weeks ended November 2, 2019 and for the fiscal year ended February 2, 2019 give pro forma effect to certain Reorganization transactions as if they had occurred on February 4, 2018. The unaudited pro forma consolidated balance sheet as of November 2, 2019 gives pro forma effect to certain Reorganization transactions as if they had occurred on November 2, 2019. All pro forma adjustments and underlying assumptions are described more fully in the notes to the unaudited pro forma consolidated financial statements included in this prospectus.

The fiscal years of Chinos Holdings and the Madewell business end on the Saturday closest to January 31, typically resulting in a 52-week year, but occasionally includes an additional week, resulting in a 53-week year. All references to fiscal 2018 reflect the results of the 52-week period ended February 2, 2019; all references to fiscal 2017 reflect the results of the 53-week period ended February 3, 2018; and all references to fiscal 2016 reflect the results of the 52-week period ended January 28, 2017. In addition, all references to fiscal 2019 reflect the 52-week period ending February 1, 2020. All references to the first nine months of fiscal 2019 reflect the results of the 39-week period ended November 2, 2019 and all references to the first nine months of fiscal 2018 reflect the results of the 39-week period ended November 3, 2018.

J.Crew Group is a voluntary filer of periodic reports with the Securities and Exchange Commission (the “SEC”). The historical results of operations, financial condition and cash flows of Chinos Holdings may not be comparable to the historical results of operations, financial condition and cash flows of J.Crew Group included in its periodic reports.

Non-U.S. GAAP Financial Measure

We provide the non-U.S. GAAP measure Adjusted EBITDA for the Madewell business and for the Chinos Holdings business on a pro forma basis in this prospectus. Adjusted EBITDA is a key performance indicator used by management and typically used by competitors in the specialty retail industry, but is not recognized under U.S. GAAP.

Adjusted EBITDA is defined as combined net income before depreciation and amortization, interest expense and provision for income taxes adjusted for the impact of certain items, including non-cash and other items that are not considered representative of its ongoing operating performance. Because Adjusted EBITDA omits these items, management feels that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges.

Adjusted EBITDA is a supplemental measure of the operating performance that is neither required by, nor presented in accordance with, U.S. GAAP and the calculations thereof may not be comparable to those reported by other companies. We present Adjusted EBITDA as we believe it is frequently used by securities analysts, investors and other interested parties to evaluate companies in the specialty retail industry and management uses it internally as a benchmark to compare the performance to that of our competitors. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe Adjusted EBITDA is a useful measure of the operating performance, as it provides a clearer picture of results of operations by eliminating expenses that are not reflective of underlying business performance. We use Adjusted EBITDA to monitor performance and we believe the presentation of this measure will enhance the ability of investors to analyze trends in the Madewell business and evaluate the performance relative to other companies in the industry. However, Adjusted EBITDA is a non-U.S. GAAP financial measure that has limitations as an analytical tool. Some such limitations are:

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on any outstanding debt;

•	it does not reflect our tax expense or the cash requirements to pay taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in statements of cash flows;

•	the further adjustments made in calculating Adjusted EBITDA are those that the management consider are not representative of the underlying operations and therefore are subjective in nature;

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure;

•	it does not reflect future requirements for capital expenditures or contractual commitments; and

•	it does not reflect changes in, or cash requirements for, working capital needs.

Adjusted EBITDA should not be considered as an alternative to, or substitute for, net income, which is calculated in accordance with U.S. GAAP. For Adjusted EBITDA of the Madewell business for the first nine months of fiscal 2019 and 2018 and for fiscal 2018, 2017 and 2016, and for Adjusted EBITDA of Chinos Holdings on a pro forma basis for the first nine months of fiscal 2019 and for fiscal 2018 and a reconciliation of Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure, see “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business and Pro Forma Financial Data of Chinos Holdings.”

Trademarks and Trade Names

Prior to the Reorganization, Chinos Holdings owns or has to the rights to various trademarks, trade names and service marks, including J.Crew® and Madewell® and various logos used in association therewith. After the Reorganization, we and our subsidiaries will own or have the rights to various trademarks, trade names and service marks, including Madewell® and various logos used in association with the Madewell business, and the entities operating the J.Crew business will continue to own or have rights to the trademarks, trade names, service marks and logos necessary to operate the J.Crew business. After the Reorganization, we will no longer own the trademarks and logos used in association with the J.Crew business. Solely for convenience, the trademarks, trade names and service marks and copyrights referred to herein are listed without the ©, ® and ™ symbols, but such references are not intended to indicate, in any way, that the applicable owner will not assert, to the fullest extent under applicable law, its rights to these trademarks, trade names and service marks. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners.

Market and Industry Information

Unless otherwise indicated, market data and industry information used throughout this prospectus is based on the management of Chinos Holdings’ knowledge of the industry and good faith estimates. Additionally, in this prospectus we refer to a brand tracking study conducted by J.Crew in 2019 (the “Brand Tracking Study”) as the basis for certain statements. The Brand Tracking Study consisted of a 20-minute online, quantitative, blind market research survey of what management believes to be a nationally representative sample of shoppers in Madewell’s target demographic, conducted from January 16th to February 4th, 2019 and consisting of 3,167 total respondents.

We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of sources. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters (or any of our or their respective affiliates) can guarantee the accuracy or completeness of this information, and neither we nor the underwriters (or any of our or their respective affiliates) have independently verified his information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Certain Market Terms

As used in this prospectus, references to these terms shall take the following meanings, unless otherwise indicated or the context otherwise requires:

•	“active customer” means any customer that has made a purchase of any Madewell product within a rolling 12-month period;

•

“comparable company sales” means (i) store net sales for stores that have been open for at least 12 months and (ii) e-commerce net sales, including shipping and handling fees. Comparable company sales exclude net sales from: (i) new stores that have not been open for 12 months, (ii) the 53rd week, if applicable, (iii) stores that experience a square footage change of at least 15 percent, (iv) stores that have been temporarily closed for at least 30 consecutive days, (v) permanently closed stores, (vi) temporary “pop up” stores and (vii) revenue from wholesale customers;

•

“dot-com try-ons” means our in-store “showrooming” program that allows customers to try on samples of various styles and sizes of Madewell products at retail stores that are then purchased and shipped to the customer via the ecommerce platform. These “dot-com try-on” samples are not available to purchase in-store;

•	“direct to consumer” or “DTC” means channels directly connecting Madewell to customers without the use of an intermediary and includes our e-commerce and store channels but not our wholesale channel;

•	“new-to-brand customers” means customers who purchased Madewell products for the first time;

•

“omnichannel” means the integration of the multiple direct-to-consumer channels through which customers interact and purchase with the Madewell brand including stores, Madewell.com (desktop and mobile) and our customer call center, but excluding wholesale;

•	“returning customers” means customers that purchased Madewell products through any DTC channel in fiscal 2018 that also purchased Madewell products through any DTC channel in fiscal 2017; and

•	“sales per selling square foot” means store sales divided by total selling square footage of such stores.

Additionally, as used in this prospectus, references to the following metrics used in relation to the Brand Tracking Study shall take the following meanings:

•

brand “affinity” means the average response of Brand Tracker Survey respondents that are aware (see definition below) of the Madewell brand when asked how they feel about the Madewell brand on a scale of dislike to love and a “high” affinity means that the average response for the Madewell brand had a higher affinity score than the average affinity score of the comparative brands cited in the Brand Tracking Study of which respondents were aware;

•

“brand awareness” means responses were received from Brand Tracker Survey respondents that indicated such respondents had at least heard of the Madewell brand when asked how familiar they are with the Madewell brand; and

•

“purchase intent” means responses were received from Brand Tracker Survey respondents that were “aware” of the Madewell brand that indicated such respondents would at least consider Madewell for their next clothing purchases when asked how likely they are to consider choosing Madewell the next time they buy clothing for themselves.

x

HI, WE'RE MADEWELL

WE HAVE A VISION TO BE: THE TOP PREMIUM DENIM AUTHORITY AN INNOVATOR IN DIGITAL AND OMNICHANNEL RETAIL A COMMUNITY THAT FOSTERS INCLUSIVITY AND LOYALTY A LEADER IN SUSTAINABILITY

DENIM WE WILL ACHIEVE DENIM DOMINANCE BY LEVERAGING OUR DESIGN CAPABILITIES, FABRIC EXPERTISE AND FIT TECHNOLOGY.

DESIGN Our experienced team of denim experts is obsessed (in a good way) with perfecting each pair of jeans, down to the last rivet. FABRIC We start with fabric from the world's best mills, then we use innovative techniques and the latest in denim technology to make it even better. FIT We're always focused on offering options from tried and true to brand new and we have a continued goal of broadening our range of fits. INCLUSIVITY We believe in denim for everybody (and every body), which is why we offer more options than ever, including extended sizes and mens styles.

DIGITAL

WOMEN
MEN
Madewell
LOOKS WE LOVE
THE GALENTINE'S DAY SHOP+
NEW ARRIVALS+
JUST-IN BAGS+
IN SHOPPING BAGS RIGHT NOW
OUR LATEST (DENIM) OBSESSION
A BRAND-NEW FIT WITH A VINTAGE VIBE

Madewell
LOOKS WE LOVE
The perfect weekend outfits involve great jeans, lightweight layers and comfy shoes (for walking poodles, obviously).

DIGITAL CREATE A FAST, SEAMLESS AND IMMERSIVE CUSTOMER EXPERIENCE ACROSS ALL CHANNELS AND CUSTOMER TOUCHPOINTS.

MADEWELL
INSIDER
HEY THERE
BECOME AN INSIDER
POINTS ON EVERY PURCHASE
FREE SHIPPING AND RETURNS
A BIRTHDAY GIFT AND SO MUCH MORE
SIGN IN OR SIGN UP

LOYALTY

JEANS

DENIM FINDER

OMNI EXPERIENCE

CUSTOMIZATION

LOYALTY Our membership program, Madewell Insider, is a passport to the brand in FY '18 60% of our customers had joined the program, and they accounted for 67% of our DTC revenue. OMNI EXPERIENCE We have created a cohesive shopping experience across all digital platforms and our stores. DENIM FINDER To help our customers find their perfect fit, we created a dynamic site experience that offers seamless denim shopping. CUSTOMIZATION We offer a range of options online or in store to let customers personalize their items.

COMMUNITY BY BUILDING A STRONG PHYSICAL AND DIGITAL PRESENCE, WE DIFFERENTIATE OUR BRAND AND TURN OUR CUSTOMERS INTO ADVOCATES.

BRAND ADVOCATES Our fans have engaged with one of our core brand hashtags (e.g., #everydaymadewell) over 14 million times on social media. PARTNERSHIPS By partnering with a well-curated selection of brands our customers may not be familiar with, we position ourselves as a rich platform of discovery. LOCAL INITIATIVES From workshops, pop-ups to giveback events, this year we hosted over 2,500 events in our stores. HOMETOWN HEROES We support local makers by inviting them to host in-store events, which introduces them to our customers and broadens their reach.

SUSTAINABILITY BECAUSE DOING GOOD FEELS GREAT, WE'RE WORKING HARD TO MAKE MADEWELL MORE SUSTAINABLE WHEREVER WE CAN.

FAIR TRADE We launched our first-ever denim capsule collection made at a Fair Trade certified factory in January 2019 and will continue to expand our Fair Trade offerings. OUR MATERIALS We are committed to sourcing sustainable materials, including BCI, Tencel and organic cotton, across all categories. DENIM RECYCLING Weve recycled over 800,000 jeans through November 2, 2019, creating more than one million square feet of housing insulation. In fiscal 2018, approximately 12% of our in-store denim sales were attributed to our recycling program. GIVING BACK Our teams volunteer in their local communities to ensure we are always doing well in a variety of ways.

I LOVE YOU

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary primarily highlights selected information regarding the Madewell business, as the J.Crew business will be spun off in the Reorganization and our only business after this offering will be the Madewell business. The Madewell business is the business in which you are investing by buying shares of common stock in this offering. Financial and other operating data of the Madewell business set forth in this “Prospectus Summary” and the “Additional Information Related to the Madewell Business—Madewell Business” is provided on a carveout basis for the periods presented, unless the context otherwise requires. Financial information regarding Chinos Holdings is provided in this prospectus because it represents the historical financial information of the issuer and is required pursuant to the disclosure requirements applicable to the registration statement of which this prospectus forms a part. However, the historical financial information of Chinos Holdings does not give effect to the Reorganization and includes the results of operations, financial condition and cash flows of the J.Crew business, which Chinos Holdings will have no interest in after giving effect to the Reorganization. This summary does not contain all the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” the historical consolidated financial statements of Chinos Holdings and the related notes included elsewhere in this prospectus and the supplemental historical combined financial statements of the Madewell business and the related notes supplementally provided elsewhere in this prospectus before deciding whether to purchase our common stock. Unless the context requires otherwise, the words “we,” “us,” “our,” the “Company” and “Madewell” in “Prospectus Summary” refer to the Madewell business.

Who We Are

Madewell is a fast-growing and innovative brand offering a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers, timeless leather jackets, totes, tops and much more. We also offer lifestyle products including dresses, swimwear, beauty, gifts and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

Our brand appeals to a broad demographic, including millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content while valuing inclusivity and sustainability. We believe our ability to deliver on all of these elements allows us to stand apart.

We have developed a digitally-led, omnichannel strategy that puts the customer at the center, creates seamless touchpoints across channels and fosters community. E-commerce sales represented 41% and 37% of our DTC revenue in the first nine months of fiscal 2019 and in fiscal 2018, respectively. Our broad digital ecosystem—from our fully mobile-responsive e-commerce website and social media channels to in-store screens and associate tablets and our membership program, Madewell Insider—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing. Our stores serve as local hubs for brand engagement, product education, fit and styling guidance, community building and cross-channel service. We operated 138 stores in the United States as of November 2, 2019, most of which are located in upscale regional Class A malls, lifestyle centers and street locations. Our stores averaged approximately 3,400 square feet and generated an average of approximately $1,100 in sales per selling square foot in fiscal 2018. We also employ selective wholesale partnerships to introduce our brand to new customers and test new markets. Our customer-centric strategy unifies all channels and enhances customer acquisition, retention, store productivity and customer lifetime value.

We acquired the Madewell brand in 2006 and taking inspiration from its American workwear roots, have built a relevant brand with strong customer affinity compared to industry peers. By engaging with our customers in a digitally-led way and focusing on our core values of community and responsible retailing, we have driven impressive growth over the past five years, as illustrated by the following significant milestones:

•	We have grown revenue from $248 million in fiscal 2014 to $614 million in fiscal 2018, a four-year compound annual growth rate (“CAGR”) of 25%

•

We have grown active customers from 2.0 million in fiscal 2017 to 2.6 million in fiscal 2018, and in fiscal 2018, 60% of our active customers were in our membership program, Madewell Insider, representing 67% of DTC revenue

•	Our customers are very loyal, driving high customer lifetime value and efficient marketing spending

•	We have grown e-commerce penetration from 26% of DTC revenue in fiscal 2014 to 37% in fiscal 2018 and 41% in the first nine months of fiscal 2019

•	We have achieved positive comparable company sales growth in 42 of the last 43 quarters

•	We are highly profitable, with net income and Adjusted EBITDA margins of 10% and 18%, respectively, in fiscal 2018

•

We have collected and recycled over 800,000 pairs of jeans from customers, creating over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity

For a reconciliation of Adjusted EBITDA to net income, see “—Supplemental Summary Historical Combined Financial Data of the Madewell Business.”

Selected Financial Data of the Madewell Business

(Dollars in millions; active customers in millions)

We Have a Vision to Be:

THE TOP PREMIUM DENIM AUTHORITY

AN INNOVATOR IN DIGITAL AND OMNICHANNEL RETAIL

A COMMUNITY THAT FOSTERS INCLUSIVITY AND LOYALTY

A LEADER IN SUSTAINABILITY

What We’re About

Artful and Timeless Lifestyle Brand Rooted in Denim

Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression. We are a purpose driven brand utilizing a community-based marketing strategy to engage our customers through differentiated experiences and social impact initiatives. We believe that Good Days Start with Great Jeans and offer a full product assortment rooted in premium denim and everything you wear with jeans from easy tees and tops to perfect leather jackets, keep-forever totes and much more. Our brand appeals to a broad demographic, including millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content, while valuing inclusivity and sustainability. Based on the Brand Tracking Study, 80% of those aware of Madewell would likely consider the brand for their next clothing purchase. In the same study, Madewell’s brand awareness was 45%. We believe our relatively low brand awareness, coupled with high affinity and purchase intent among existing customers, underscores a significant growth opportunity to convert potential new customers to loyal brand enthusiasts.

Superior Design Sensibility, Inclusive Assortment and Innovative Product Development

Madewell’s premium denim offering coupled with a full lifestyle assortment and a fresh yet timeless aesthetic offers broad appeal. We have established strong design and product development capabilities in-house, including an independent, highly experienced denim design team. We are recognized for our creative capabilities, including our differentiated use of color, print and styling, to create a look that is both artful and effortless. We also utilize technical product innovation to elevate the comfort, fit and durability of our products. Our design and product development teams proactively and frequently incorporate customer feedback, both from over 125,000 product reviews and from our active customer panel—the Madewell Group Chat—a closed crowdsourcing forum we use to regularly communicate with approximately 4,400 customers who have volunteered to provide ongoing product and services feedback. We utilize promotions strategically to avoid training customers to buy on discount, driving strong full price sell through.

Denim represented 29% of our revenue in fiscal 2018 and remains one of our highest growth categories. We believe a substantial portion of the population anchors their everyday wardrobes around denim—and not just for weekends but also increasingly for work and social occasions. We offer premium denim at non-premium prices, mostly in the $100 to $150 range, with our entry-level and popular Roadtripper jean, which we successfully introduced in 2017, starting at $75. We make exceptional jeans by partnering with premium denim mills, leveraging our expertise in washes and focusing on delivering superior quality through our attention to detail. We drive denim innovation by employing the latest in fabric technology, including reform stretch, fade-resistant black and proprietary sustainable fabrics. We also utilize fit technology and employ fit experts to offer products for many different shapes and sizes encompassing sizes 23 to 37 as well as petite, tall and taller inseams and styles that fit different body types. Denim is a high-performing category, as we consistently see a higher retention rate and lifetime value from denim purchasers.

For fiscal 2018, 52% of our revenue was attributable to “everything you wear with jeans.” Our key “everything you wear with jeans” categories include: tees, such as our essential Whisper Cotton tees; leather goods, such as our popular Transport Tote bag and vintage-inspired motorcycle jacket; footwear, such as our Sidewalk Sneaker with Cloudlift technology and Boardwalk sandals; cozy sweaters featuring our supersoft yarn; and a wide array of tops and button-down shirts featuring forward silhouettes and of-the-moment details.

For fiscal 2018, 19% of our revenue was attributable to lifestyle categories such as dresses, non-denim pants, swimwear, beauty, fragrance and gifts. We have also been recognized for our Labels We Love program featuring a curated assortment of third-party brands (including exclusive buys and collaborations), such as Outdoor Voices, Lively, Vans, Veja, Penfield, Sezane, Solid & Striped and many more. We regularly utilize insights from these collaborations to determine potential new product introductions, including the successful 2019 launches of our Second Wave sustainable swimwear collection made entirely of recycled materials and our first Madewell sneaker, the Sidewalk Sneaker.

Customer-Centric Omnichannel Experience

We have developed a digitally-led, omnichannel strategy that puts the customer at the center and creates seamless touchpoints across channels. This customer-centric strategy unifies our e-commerce and store businesses and enhances customer acquisition, retention, store productivity and customer lifetime value.

We have grown e-commerce revenue to represent 41% of total DTC revenue in the first nine months of fiscal 2019 and 37% in fiscal 2018. In fiscal 2018, we migrated our website to a cloud-based, highly scalable and functionally rich platform that allows us to innovate more rapidly, build out dynamic product presentation and expand personalization capabilities. We are hyper-focused on a seamless experience for our customer. Our website is fully mobile-responsive, offers a universal cart accessible across all of the customer’s devices and provides visibility to e-commerce and store inventory with options for delivery or store pick up. Our digital experience marries commerce and content by offering our customers access to our full product assortment, including exclusive styles and extended sizes, as well as providing an aesthetically rich shopping experience with compelling imagery, editorial stories, styling inspiration and fit guidance. Our website connects to a broad digital ecosystem—from our social media channels and email program to in-store screens and associate tablets, as well as our Madewell Insider membership program—allowing us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing.

Our stores remain core to our strategy. In fiscal 2018, over 60% of our new-to-brand customers made their first purchase in a store. Our store layouts have been thoughtfully designed to create a seamless shopping experience for our customers, especially for those trying to discover a perfect pair of jeans. Given the importance of discovery and trial as part of the denim shopping experience, we position our Denim Bars and styling experts adjacent to our fitting rooms, which encourages supportive, spontaneous interactions between customers and our knowledgeable associates to provide fit and styling guidance. In addition, our stores serve as local hubs for brand engagement, product education, community building and cross-channel service. We balance a high-touch, boutique feel in our stores with a sophisticated, digitized operation and omnichannel capabilities, including buy online and pick up in store, e-commerce returns, dot-com try-ons, early-stage testing of mobile point-of-sale and in-store digital screens. These capabilities enable us to service our customers seamlessly across established touchpoints and channels. In the twelve months ended April 19, 2019, 35% of customers who engaged with our stores for an e-commerce return made a new in-store purchase.

Our wholesale partnerships allow us to introduce our brand to new customers and test new markets. We do so by providing a curated offering across select wholesale partners. We launched our wholesale channel in 2015 with Nordstrom and have since experienced rapid growth through this partner. We have expanded our selective wholesale partnerships to include Net-a-Porter, Zalando, Shopbop and Stitch Fix.

The integration of stores and e-commerce is fundamental to our customer-centric strategy and helping to create more loyal omnichannel customers who spent more than 4.5 times what our single-channel customers spent in fiscal 2018. We utilize targeted marketing initiatives to acquire new customers and drive cross-channel migration.

A Community of Loyal Madewell Insiders and Advocates

We have developed a community-based marketing strategy by engaging with our customers through content and experiences across our digital platform, store footprint and events. Through these efforts, we have fostered a loyal and inclusive community and turned customers into brand advocates. Our store associates help drive our community efforts, acting as local shopkeepers, providing expert advice and driving community engagement through partnerships and events. We believe our community creates a strong network that results in lower customer acquisition costs and higher retention rates. Our initiatives include:

•

Madewell Insider: In fiscal 2018, 60% of our active customers were in our membership program, Madewell Insider, representing 67% of DTC revenue. The Madewell Insider profile is our customers’ passport to the Madewell brand and we engage and connect to our customers seamlessly through email, our mobile website, social media and store events. A Madewell Insider membership is centered around loyalty perks and rewards. Madewell Insider members represent our highest value customers, with over 90% of our $500+ spenders being a part of the membership program in fiscal 2018.

•

Social Media: We encourage a dynamic and engaged digital community across social media, especially Instagram, Facebook, Twitter and Pinterest. We have a robust content creation operation and encourage two-way conversations. We have a strong social media following of approximately 2.5 million followers across these four platforms as of November 2, 2019. Our fans have engaged with one of our core brand hashtags (such as #everydaymadewell) over 14 million times on Instagram since 2012. This digital community is comprised of engaged, vocal champions of our brand, which we believe helps drive brand discovery and customer acquisition.

•

Madewell Group Chat: Our crowdsourcing platform, Madewell Group Chat, allows a pool of approximately 4,400 volunteer customers to interact with our brand and each other in a closed forum. It also creates a feedback loop that informs multiple aspects of our business from style feedback and product launches to services and social responsibility.

•

Hometown Heroes: Since 2010, we have welcomed our local community into our stores through the Hometown Heroes program, comprised of pop-ups with local makers and artists. This program gives local up-and-coming businesses the opportunity to introduce themselves to our customers at no cost, who in turn discover new brands and local talent. We encourage our store associates to be curators in their markets and to source makers that will resonate with their customers. This year we further emphasized the program by launching the Collective, in which we identify a group of our best makers from around the country and give them meaningful support to grow their businesses through mentorship, grants and access to our customer base.

•

Events: Our store events program is an important aspect of our engagement and retention strategy. In fiscal 2018, we hosted over 2,500 events, spanning pop-ups, panels, workshops and give-back events for local charities. In fiscal 2018, we evolved our events strategy by testing a new format and introducing Commons in Austin, Texas. The concept utilizes a flexible store design to execute a variety of larger-scale events and provides a platform for local makers and artwork. This location is a physical representation of our commitment to our in-store experience.

Sustainability and Responsible Retailing

Sustainability is an integral part of our DNA. We strive to conduct our business in ways that we believe will benefit our planet and our stakeholders, with a broader goal to inspire progress across our industry. We are committed to operating as a business with purpose, where maximizing profitability and sustainability go hand in hand. To support this commitment, we have created the Do Well task force through which we articulate our sustainability goals and create ways for our customers and associates to participate in achieving our goals. We are evolving our practices by focusing on meaningful sustainability initiatives that influence the entire life cycle of our products, from the materials we use, to how we make them and how we encourage and work with our customers to responsibly repurpose unwanted garments. Under Do Well, we have developed our denim recycling program, incorporated sustainable and recycled fabrics into our products and built impactful charitable partnerships that help us achieve and amplify our core values and sustainability goals.

Our denim recycling program continues to grow, which we believe is a key indicator of our customers’ interest in sustainability. In fiscal 2018, 12% of in-store jeans sales were attributable to our denim recycling program. And with over 800,000 pairs of jeans recycled since initiating the program, we’ve created over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity. As a commitment to circularity and helping to advance our industry, we are making an effort to swiftly evolve and innovate the materials we use across all categories and are committed to incorporating sustainable and recycled fabrics into our products. We are committed to achieving fair, healthy and safe work conditions throughout our supply chain. In January 2019, we launched our first Fair Trade Certified denim capsule and will continue expanding our efforts into other product categories. We believe our focus on responsible retailing and sustainability is a key driver of brand engagement and helps our customers and associates connect with the Madewell brand.

A Data Driven Approach that Guides our Success

We have developed strong data capture capabilities and we continually leverage our customer database and apply our insights to operate our business, acquire new customers and deepen relationships that increase customer lifetime value. With 2.6 million active customers in fiscal 2018 alone, we have built an extensive customer file that helps us drive actionable insights in product trends, style and fit opportunities and cross-channel shopping behavior and preferences. Data guides all aspects of our operations, including product assortment, inventory management, merchandising, marketing strategies, real estate choices and loyalty perks. We utilize “read and react” and scientific testing strategies on our website and in stores to test selected product offerings and quickly react to customer behavior. Our data-centric approach allows us to respond to customer preferences and mitigate risk, with a goal of improving our ability to provide consistent, predictable operating and financial performance over time.

Our digital marketing team is highly data driven. In fiscal 2018, we deployed an advanced marketing measurement system that enables a more sophisticated understanding of brand discovery and customer engagement across multiple marketing channels and drives greater efficiency of marketing spend. We utilized insights from our data in fiscal 2018 to accelerate customer acquisition, resulting in a significant increase in active customer growth with an increasing percentage driven by new e-commerce customers. Our efforts drove customer retention, largely fueled by our Madewell Insider membership program. Over 80% of returning customers in fiscal 2018 were members of Madewell Insider. In the first nine months of fiscal 2019 compared to the first nine months of fiscal 2018, the number of our active customers grew 19.4%, while our marketing spend per customer decreased 9.1%, indicating an improved return on marketing spend, as marketing spend as a percentage of DTC revenue decreased from 7.9% in the first nine months of fiscal 2018 to 7.3% in the first nine months of fiscal 2019.

Experienced Leadership with Strong Track Record of Performance

We have built a leadership team from leading global organizations with significant industry experience and meaningful expertise in design, merchandising, marketing, retail and digital. The team is led by Libby Wadle, a 23-year industry veteran who has been a mentor to the Madewell brand since its initial launch in 2006 and has assumed increasing direct management responsibility over the last 12 years, including full end-to-end responsibility of the business since 2017. During this time, Ms. Wadle has been responsible for driving Madewell’s strong financial results and developing its growth trajectory including industry-leading digital performance. Additionally, we have developed a strong and collaborative culture centered on our goal of becoming the top premium denim authority while building a community and inspiring change in our industry.

How We Grow

Grow Brand Awareness and Customer Acquisition

We believe there is meaningful opportunity to grow our brand and build awareness in both existing and new markets. Based on the Brand Tracking Study, Madewell has brand awareness of 45%, though 80% of those aware would likely consider Madewell for their next clothing purchase. We intend to drive brand awareness by expanding our prospecting capabilities, extending mobile and video reach, expanding payment options, diversifying our advertising strategy and growing our store base. We are expanding our digital prospecting capabilities based on customer attributes, purchase intent signals and demographic data to broaden our marketing reach, while personalizing our messaging. Leveraging our strong video content creation capabilities, we are extending the use of video-to-social, mobile and online streaming platforms, such as Hulu and YouTube. Additionally, we will continue to grow our store base, where over 60% of our new-to-brand customers made their first purchase in fiscal 2018.

Madewell employs a digitally sophisticated marketing strategy focused on social media and content distribution, influencers and local and experiential marketing to drive brand awareness among new customers and increase the lifetime value of existing customers. In fiscal 2018, we accelerated our digital marketing investment, driving a significant increase in active customers with an increasing percentage driven by new e-commerce customers. We plan to continue similar strategies as employed in fiscal 2018 to grow the size and value of our active customer base across all channels. Through our targeted marketing investments and brand engagement, we believe we will continue to attract new customers to our brand and to convert single-channel customers to more profitable omnichannel customers, increasing overall customer retention and spend.

Increase Customer Retention and Purchase Frequency

We launched our Madewell Insider membership program in fiscal 2016 and it has been a key driver of customer retention and purchase frequency. In fiscal 2018, 60% of our active customers were Madewell Insiders. They represented 67% of DTC revenue and over 80% of our returning customers. The Madewell Insider profile is our customers’ passport to the Madewell brand and we engage and connect to our customers seamlessly through email, our mobile website, social media and store events. Our Madewell Insider program is a tiered membership program centered around loyalty perks and rewards. We have three distinct Madewell Insider tiers, based on customer spend per calendar year, and our loyalty members receive loyalty perks such as free shipping, free personalization, early access to exclusive collaborations and invitations to special events, with our top tiers receiving additional benefits such as a dedicated concierge and other rewards.

We see a meaningful opportunity to grow our Madewell Insider program and promote existing Madewell Insiders to higher loyalty tiers. Our Madewell Insiders are our highest value customers. In fiscal 2018, over 90% of all $500+ spenders were loyalty members. While $500+ spenders represented approximately 9% of all customers, they drove over 45% of total DTC revenue in fiscal 2018, highlighting the opportunity to promote existing Madewell Insiders to higher loyalty tiers. We are planning to further enrich our Madewell Insider program, including enhanced program benefits, optimized member-level communications, personalized offers, a more integrated user experience and more advanced analytics.

Strengthen Our Digital-First DTC Strategy

The integration of stores and e-commerce is fundamental to our customer-centric strategy and helping to create more loyal omnichannel customers. We intend to drive DTC revenue by growing our e-commerce penetration and selectively expanding our store network.

Grow E-Commerce Penetration

We believe there is a significant opportunity to expand our e-commerce penetration from 37% of DTC revenue in fiscal 2018 and 41% in the first nine months of fiscal 2019 to over 50% of total DTC revenue. We plan to achieve this by capitalizing on overall growth in the online specialty retail industry as well as by employing several critical initiatives to drive our e-commerce penetration. We intend to support net revenue growth at madewell.com through the following robust e-commerce strategies, which we believe will drive increased cross-channel migration, converting single-channel customers into more engaged, more valuable omnichannel customers:

•

Expand E-Commerce Assortment: We will continue expanding our e-commerce assortment by adding more size options, as well as expanding our selection of products in strategic categories such as swimwear, dresses and sneakers. We also plan to increase our denim assortment by extending our women’s denim assortment across a broader range of prices and by expanding our men’s offering.

•

Further Accelerate Digital Marketing: We will continue to invest in digital marketing to drive customer acquisition. We plan to broaden and deepen our spend across channels from social media to search engine optimization. We will continue to use data-driven decision making to ensure our marketing spend is being allocated in an efficient manner.

•

Grow Mobile and Launch App: We plan to launch a mobile app in the next 12 to 18 months that will be loyalty-centric and feature omnichannel capabilities, such as app payment in store. This should create a more seamless experience across devices and reinforce our customer-focused digital model.

•

Increase Personalization and Dynamic Presentation: We are testing several personalization initiatives to drive deeper engagement and performance. Key initiatives include personalized assortments, styling recommendations and promotional offers, as well as geo-targeting to push local events and seasonal assortments. This will funnel the most relevant content to our customers, enabling increased conversion from single-channel to omnichannel purchase behavior.

Selectively Expand Store Network

Our store network is a key component of our omnichannel model, with over 60% of new-to-brand customers making their first purchase in stores in fiscal 2018. Our stores are extremely productive and profitable, and generated an average of approximately $1,100 in sales per selling square foot, which we believe is among the highest of our peers. We plan to open 10 to 15 stores per year for the foreseeable future, targeting approximately 3,000 square foot sites in upscale lifestyle centers and street locations. We are also testing new store concepts focused on denim and concepts tailored to local markets that enhance our community engagement. In fiscal 2018, we organized over 2,500 store-based events and we plan to continue to utilize our stores as hubs for community engagement in the future.

Expand and Deepen Our Product Assortment

We are actively focused on growing our product categories and believe there is substantial opportunity to expand and deepen our product assortment in four key areas:

•

Denim: We plan to increase our market share in women’s denim in the $100 to $150 price range and to expand further into the $75 to $100 and $150+ price ranges. In fiscal 2017, we successfully introduced our popular $75 Roadtripper jean, which we believe is contributing to incremental customer reach. We believe we have a meaningful opportunity to expand denim revenue to over $500 million globally on an annual basis, by growing share in existing and adjacent markets.

•

Everything You Wear with Jeans: We continue to see additional opportunities to grow in categories such as leather goods and bags (amplified by our monogramming and personalization capabilities), tops and accessories. Footwear continues to be a destination category and in fiscal 2019 we successfully launched our first Madewell sneaker, the Sidewalk Sneaker. We believe we can have similar success in launching additional new products in destination categories.

•

Lifestyle: Expanding categories such as dresses, beauty, swimwear and sunglasses provides a further avenue for growth. In fiscal 2019, we introduced our Second Wave sustainable swimwear collection made entirely of recycled materials.

•

Men’s: We launched our men’s line on our website in fiscal 2018 and plan to expand our assortment by focusing first on denim and then broadening the product range. We believe our premium denim at non-premium prices and our relaxed and timeless aesthetic will appeal to men as it has with women. In Fall 2019, we plan to launch a dual gender marketing campaign and test seven shop-in-shop men’s stores.

Thoughtfully Pursue Global Opportunities

We believe we have a strong opportunity to expand our business globally through both our e-commerce and wholesale channels. Since launching wholesale in 2015 with Nordstrom we have experienced rapid growth through this partner, becoming one of the leading young contemporary brands at Nordstrom. We have since expanded our selective wholesale partnerships to include Net-a-Porter, Zalando, Shopbop and Stitch Fix. We intend to remain highly selective in developing global wholesale relationships. We also plan to grow internationally through our e-commerce platforms and we are exploring the opportunity to develop localized websites in several countries with market-specific content, language and currency.

Drive Operational Efficiencies and Agility

We believe there is opportunity to expand operational efficiencies and develop more nimble systems and supply chain processes as we shift away from our legacy J.Crew infrastructure to build out our standalone operations. We began this process in fiscal 2018 by migrating our website to a standalone cloud-based, highly scalable and functionally rich platform that allows us to innovate more rapidly than on our legacy e-commerce platform, enabling dynamic product presentation and expanded personalization capabilities. Additionally, we plan to move our fulfillment operations to a third-party provider before the end of the Transition Services Agreement, with the ultimate intention of eventually shifting e-commerce, store and wholesale fulfillment into a single distribution system for all Madewell inventory, allowing for more seamless sharing of inventory across channels. We would work with this third-party provider to deliver additional value add services, such as customer service and smarter packaging, as well as optimized distribution center locations to support rapid inventory fulfillment, fast and convenient shipping to customers and back-stock storage. Finally, we have an opportunity to further build out our information systems and technology platform to support efficiencies across our merchandising, inventory management and sales operations through enhanced business intelligence and reporting tools, collaboration and automation. We will continue to strategically invest in our information technology and supply chain infrastructure ahead of our growth plans. These upgrades are expected to increase efficiency, enable us to deliver an enhanced customer experience and support our long-term growth.

The Reorganization

Concurrent with or immediately prior to the completion of this offering:

•

Chinos Holdings, pursuant to a series of transactions, will (i) form a new subsidiary, J.Crew Holdings, (ii) contribute the entities operating the J.Crew business to J.Crew Holdings in exchange for voting common stock of J.Crew Holdings and (iii) distribute the voting common stock of J.Crew Holdings to common stockholders of Chinos Holdings, after which the J.Crew business will cease to be a part of Chinos Holdings;

•

Chinos Holdings and J.Crew Holdings will each merge into a separate merger subsidiary of Chinos SPV, after which, immediately prior to the closing of this offering, (i) Chinos Holdings will be a direct, wholly owned subsidiary of Chinos SPV and (ii) all of the voting common stock of J.Crew Holdings will be directly owned by Chinos SPV and a class of nonvoting common stock of J.Crew Holdings will be owned by certain employees of J.Crew Holdings;

•

Chinos Holdings will cease to be an obligor or guarantor of, or have any assets pledged as collateral for, any of its, or its subsidiaries’, pre-Separation indebtedness, as (i) a portion of the Existing Term Loan Facility will be exchanged for the New Exchange Chinos SPV Senior Secured Loans and none of Chinos Holdings or its subsidiaries will be an obligor for, or provide any credit support for, debt obligations of Chinos SPV, including the New Exchange Chinos SPV Senior Secured Loans, (ii) the remaining portion of the Existing Term Loan Facility and the entirety of the Existing ABL Facility will each be repaid in full in cash using the net proceeds of this offering and the incurrence of new indebtedness by Chinos Holdings and Chinos SPV (each described below) and (iii) the Senior Notes will be the only remaining pre-Separation indebtedness outstanding and will be obligations of subsidiaries of J.Crew Holdings following the Separation, and all remaining interest payments on the Senior Notes, through the maturity date of September 15, 2021, will be pre-funded in a segregated account in cash by J.Crew Holdings at the time of the Separation;

•

Madewell, Inc. will (i) incur $             million of new indebtedness pursuant to the New Madewell Term Loan Facility, the net proceeds of which will be used to repay a portion of the Existing Term Loan Facility and the Existing ABL Facility, and (ii) enter into the New Madewell ABL Facility in the amount of $             million;

•

Chinos SPV will borrow up to $             million from the Sponsors in the form of New Money Chinos SPV Senior Secured Loans in order to facilitate the Reorganization transactions and contribute to the cash paydown of the Existing Term Loan Facility and the Existing ABL Facility;

•

Chinos Holdings and Chinos SPV will enter into the Registration Rights Agreement, pursuant to which, among other things, Chinos SPV will have the right, under certain circumstances to require Chinos Holdings to register shares of common stock of Chinos Holdings held by Chinos SPV;

•

Chinos Holdings and Chinos SPV will enter into the Investors’ Rights Agreement pursuant to which, among other things, Chinos SPV will have certain director designation rights with respect to the board of directors of Chinos Holdings;

•	Chinos SPV will pledge the equity it holds in Chinos Holdings and J.Crew Holdings for the benefit of the lenders under the New Chinos SPV Senior Secured Loans; and

•

Chinos Holdings and J.Crew Holdings will enter into the Transition Services Agreement and other related agreements, including a separation and distribution agreement, a tax matters agreement and an employee matters agreement. Pursuant to the Transition Services Agreement, J.Crew Holdings and its subsidiaries operating the J.Crew business will continue to provide Chinos Holdings with certain administrative capabilities for specified periods of time following the Separation.

We refer to these transactions, together with this offering, collectively as the “Reorganization.” All of the Reorganization transactions are contingent upon one another, and all approvals and actions required to execute each of these transactions will have been obtained or taken, as appropriate, prior to the commencement of the Reorganization. This offering will not be consummated unless each of the other Reorganization transactions is completed. See “The Reorganization,” “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew” and “Use of Proceeds.”

Immediately following the Reorganization, Chinos SPV and investors in this offering will hold         % and         % of the outstanding common stock of Chinos Holdings, respectively, or         % and         %, respectively, if the underwriters exercise their option to purchase additional shares in full. The pre-Reorganization preferred stock of Chinos Holdings will no longer be outstanding following the Reorganization and the only remaining issued and outstanding equity securities of Chinos Holdings will be common stock. See “The Reorganization.”

After the Reorganization, Chinos SPV will hold 100% of the outstanding voting equity interests of J.Crew Holdings, Chinos Holdings will no longer directly or indirectly own or operate the J.Crew business and the only business of Chinos Holdings will be the Madewell business. Accordingly, the Madewell business is the business in which you are investing if you buy shares of common stock in this offering.

We are pursuing the Reorganization to (i) separate the Madewell and J.Crew businesses, allowing investors to invest in each as standalone businesses and (ii) recapitalize Chinos Holdings, including the discharge or transfer of its obligations under its pre-Reorganization indebtedness, the incurrence of new debt obligations and the offering of its common stock to the public pursuant to this offering.

The simplified diagram below depicts our organizational structure prior to the Reorganization.

The simplified diagram below depicts our organizational structure immediately following the Reorganization.

(1)	Or shares of common stock ( % of outstanding common stock) if the underwriters exercise their option to purchase additional shares in full.

(2)	Or shares of common stock ( % of outstanding common stock) if the underwriters exercise their option to purchase additional shares in full.

Risks Associated with Our Business

Investing in our common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	Our failure to predict fashion trends or react to changing consumer preferences in a timely manner

•	Damage to our brand or reputation due to negative publicity

•	Heightened competition from other specialty retailers, including those with a similar focus on denim, certain of which have substantially greater resources than we do

•	Our ability to expand and improve our omnichannel capabilities through the further integration of our in-store and e-commerce channels

•	Our ability to execute on our real estate strategy

•	Disruptions to the operations of our order and distribution centers or failure of third-party vendors

•	Changes in U.S. foreign trade policy, the imposition of tariffs or trade disputes

•	The impact of global economic conditions affecting the production or transportation costs of our products

•	Our dependence on our relationship with J.Crew for certain operational and corporate functions following the Separation and J.Crew’s ability to perform these functions

•	Changes in, or failure to comply with, government regulation of the Internet and e-commerce, data privacy, anti-corruption and anti-bribery laws

•	Our substantial indebtedness following the Reorganization

•	The loss of our access to certain of J.Crew’s brand, services, reputation, capital base and other resources following the Reorganization

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

Corporate Information

Chinos Holdings was incorporated in the State of Delaware on November 17, 2010. Prior to the completion of this offering, Chinos Holdings will be renamed Madewell Group, Inc. Our headquarters is located at 30-30 47th Ave, Long Island City, New York 11101 and our telephone number is (718) 340-5701.

THE OFFERING

Issuer	Chinos Holdings, Inc. (to be renamed Madewell Group, Inc. prior to the completion of this offering).

Common stock offered by us	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock	The underwriters have an option to purchase an additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use these net proceeds to repay $ million and $ million of the Existing Term Loan Facility and the Existing ABL Facility, respectively. See “Use of Proceeds.”

The Reorganization	See “The Reorganization.”

Dividend policy	We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Principal Stockholders	Upon completion of this offering, Chinos SPV will own a controlling interest in us. Accordingly, we intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of the NYSE. See “Additional Information Related to the Madewell Business—Madewell Management—Director Independence and Controlled Company Exemption” and “Other Information Related to this Offering—Principal Stockholders.”

Listing	We intend to apply to have our common stock listed on the NYSE under the symbol “ .”

Except as otherwise indicated, the number of shares of our common stock outstanding after this offering:

•	gives effect to the remainder of the Reorganization transactions;

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus);

•	excludes an aggregate of Madewell restricted stock units (“RSUs”) we expect to issue pursuant to the grant of RSU awards in connection with the completion of the IPO;

•	excludes an aggregate of shares of our common stock that will be available for future equity awards under our 2020 Equity Incentive Plan; and

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF CHINOS HOLDINGS

The following tables set forth the summary historical consolidated financial data of Chinos Holdings and its consolidated subsidiaries. They include the results of operations, assets and liabilities associated with both the Madewell business and J.Crew business. The J.Crew business will be spun off from Chinos Holdings in the Separation. An investment in us in this offering is an investment in the Madewell business. We will not own, operate or have any interest in the J.Crew business following the Reorganization, however, we will receive certain services from and make related payments to the J.Crew business under the Transition Services Agreement as further described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew—Transition Services Agreement” contained elsewhere in this prospectus. You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization,” “Additional Information Related to Chinos Holdings—Selected Historical Consolidated Financial Data of Chinos Holdings,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings” and the audited historical consolidated financial statements of Chinos Holdings and the notes thereto included elsewhere in this prospectus.

The statement of operations data for the first nine months of fiscal 2019 and the first nine months of fiscal 2018 set forth below are based on the unaudited condensed consolidated financial statements of Chinos Holdings included elsewhere in this prospectus. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly in all material respects the Company’s financial position, results of operations and cash flows for the applicable interim periods. Certain prior year amounts have been reclassified to conform to current period presentation. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole. The statement of operations data for each of fiscal 2018, fiscal 2017 and fiscal 2016 set forth below are based on the audited historical consolidated financial statements of Chinos Holdings included elsewhere in this prospectus. Once we have completed the Reorganization, results of operations of the J.Crew business will be reported as discontinued operations for accounting purposes and our continuing operations will consist solely of the Madewell business. See “—Supplemental Summary Historical Combined Financial Data of the Madewell Business” for additional information regarding the operations and assets and liabilities of the Madewell business. Accordingly, the historical results of Chinos Holdings presented below will not be indicative of the results to be expected for any future period.

	For the Thirty-nine Weeks Ended		For the Year Ended
(Dollars in thousands)	November 2, 2019	November 3, 2018	February 2, 2019	February 3, 2018(a)	January 28, 2017
	(Unaudited)	(Unaudited)
Statements of Operations Data:
Revenues:
DTC	$1,639,879	$1,647,053	$2,346,352	$2,301,287	$2,391,535
Wholesale	145,678	95,152	126,714	62,180	28,707
Other	7,415	8,018	10,928	10,228	11,353

Total revenues	$1,792,972	$1,750,223	$2,483,994	$2,373,695	$2,431,595

Cost of goods sold, including buying and occupancy costs	1,115,207	1,078,976	1,648,330	1,476,064	1,550,305

Gross profit	677,765	671,247	835,664	897,631	881,290
Selling, general and administrative expenses	625,341	588,717	814,337	851,658	824,290
Impairment losses	12,889	9,813	10,765	141,187	7,752

Income (loss) from operations	39,535	72,717	10,562	(95,214)	49,248
Interest expense, net	67,219	58,507	78,738	97,866	125,530
Loss on refinancings	—	—	—	11,749	435

Income (loss) before income taxes	(27,684)	14,210	(68,176)	(204,829)	(76,717)
Provision (benefit) for income taxes	1,195	1,673	(398)	(133,120)	(6,308)

Net income (loss)	$(28,879)	$12,537	$(67,778)	$(71,709)	$(70,409)

Gain on equity-for-equity exchange	—	—	—	782,200	—
Dividends on Class L Stock—undeclared	—	—	—	(44,534)	(97,951)
Preferred stock dividends—declared	(10,970)	(21,320)	(21,320)	(3,612)	—
Preferred stock dividends—undeclared	(14,271)	(2,986)	(8,532)	(8,271)	—

Net income (loss) applicable to common shareholders	$(54,120)	$(11,769)	$(97,630)	$654,074	$(168,360)

Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(14,924)	$(106,831)	$6,941	$80,581	$137,862
Investing activities	$(52,483)	$(35,519)	$(52,736)	$(37,148)	$(80,140)
Financing activities	$54,595	$65,765	$(21,250)	$(67,600)	$(12,852)
Pro forma net loss per common share—basic and diluted
Dividends per common share—basic and diluted
Pro forma weighted average common shares outstanding—basic and diluted

		As of
(Dollars in thousands)		November 2, 2019	February 2, 2019	February 3, 2018
		(Unaudited)
Balance Sheet Data:
Total current assets		$624,159	$564,856	$500,205
Property and equipment, net		231,489	243,620	289,441
Total assets		1,758,329	1,223,937	1,212,622
Total current liabilities		948,588	680,217	495,458
Total liabilities		3,168,850	2,599,374	2,511,510
Accumulated deficit		(2,201,624)	(2,172,745)	(2,104,967)
Total stockholders’ deficit		$(1,610,949)	$(1,569,749)	$(1,481,445)

(a)	Consists of 53 weeks.

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF CHINOS HOLDINGS

The following table sets forth the summary unaudited pro forma condensed consolidated statements of income for the thirty-nine weeks ended November 2, 2019 and for fiscal 2018. They give effect to anticipated transactions and adjustments that are relevant to an understanding of the business for purposes of this offering and will have a material impact on the comparability of the results of operations of Chinos Holdings. They are described below and are as follows: (i) “—The Separation” (ii) “—The Transition Services Agreement” and (iii) “—This Offering and Other Reorganization Transactions.” You should read the information set forth below together with “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings” included elsewhere in this prospectus. For summary information related to the pro forma and pro forma, as adjusted balance sheet of Chinos Holdings after giving effect to this offering, please see “—Supplemental Summary Historical Combined Financial Data of the Madewell Business.” Finally, for additional information relating to the Reorganization and the use of our proceeds from this offering, please see “The Reorganization,” “Use of Proceeds” and “Capitalization.”

The Separation. Chinos Holdings will undergo a series of transactions to contribute the entities operating the J.Crew business to a newly formed subsidiary, J.Crew Holdings in exchange for voting common stock of J.Crew Holdings, and distribute the voting common stock of J.Crew Holdings to common stockholders of Chinos Holdings concurrent with or immediately prior to the completion of this offering. We refer to this series of transactions as the “Separation.” After the Separation, the Senior Notes will be obligations of subsidiaries of J.Crew Holdings and all remaining interest payments on the Senior Notes will be pre-funded in a segregated account in cash by J.Crew Holdings at the time of the Separation. Concurrent with or immediately after the Separation, Chinos Holdings and J.Crew Holdings will each merge into a separate merger subsidiary of a special purpose vehicle, Chinos SPV, formed for the purpose of facilitating certain of the Reorganization Transactions and J.Crew Holdings and the J.Crew business will be operated by subsidiaries of J.Crew Holdings separately from Chinos Holdings and the Madewell business. After the Reorganization, Chinos SPV will hold 100% of the outstanding voting equity interests of J.Crew Holdings and the Madewell business will represent the only assets, liabilities and operations of Chinos Holdings. Although Chinos Holdings is the legal issuer of the shares offered in this offering, an investment in us is an investment in the Madewell business. See “The Reorganization.”

The Transition Services Agreement. In connection with the Separation, concurrent with this offering, we expect to enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain operational and administrative capabilities for a period of time following the Reorganization. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew.”

This Offering and Other Reorganization Transactions. Pro forma adjustments in connection with this offering to reflect (i) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $         per share (the midpoint of the range appearing on the cover page of this prospectus), after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; (ii) the incurrence of $             of new indebtedness pursuant to the New Madewell Term Loan Facility; (iii) the exchange of a portion of the Existing Term Loan Facility for the New Exchange Chinos SPV Senior Secured Loans borrowed by Chinos SPV; and (iv) the application of the net proceeds of this offering together with the net proceeds from our New Madewell Term Loan Facility and the New Money Chinos SPV Senior Secured Loans borrowed by Chinos SPV to repay the remaining portion of the Existing Term Loan Facility and the entirety of the Existing ABL Facility, as described in “Use of Proceeds.” After the Reorganization, neither we nor any of our subsidiaries will be an obligor or guarantor of, or have any assets pledged as collateral for, any of Chinos Holdings’ pre-Reorganization indebtedness and neither we nor any of our subsidiaries will be an obligor for, or provide any credit support for, debt obligations of Chinos SPV.

Once we have completed the Reorganization, results of operations of the J.Crew business will be reported as discontinued operations for accounting purposes and our continuing operations will consist solely of the Madewell business. The historical results of operations of the J.Crew business reported as discontinued operations may not be comparable to the adjustments to our unaudited pro forma consolidated financial data for the Separation of the J.Crew business.

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

THIRTY-NINE WEEKS ENDED NOVEMBER 2, 2019(1)

		The Separation		The Transition Services Agreement		This Offering and Other Reorganization Transactions
	Actual	Separation Adjustments	Pro Forma	Transition Services Agreement Adjustments	Pro Forma	Offering Adjustments		Pro Forma
(Dollars in thousands)
Revenues	$1,792,972	$(1,272,303)	$520,669	$—	$520,669		$—		$520,669
Cost of goods sold, including buying and occupancy costs	1,115,207	(851,918)	263,289	6,533	269,822		—		269,822

Gross profit	$677,765	$(420,385)	$257,380	$(6,533)	$250,847		$—		$250,847

Selling, general and administrative expenses	625,341	(450,756)	174,585	59,495	234,080		(51,460)		182,620
Impairment losses	12,889	(12,889)	—	—	—		—		—

Income from operations	39,535	43,260	82,795	(66,028)	16,767		51,460		68,227
Interest expense, net	67,219	(67,219)	—	—	—

Income (loss) before income taxes	(27,684)	110,479	82,795	(66,028)	16,767
Provision (benefit) for income taxes	1,195	30,854	32,049	(34,920)	(2,871)

Net income (loss)	$(28,879)	$79,625	$50,746	$(31,108)	$19,638	$		$

Loss per share
Basic	$(0.48)
Diluted	$(0.48)
Weighted average shares outstanding (in thousands), basic and diluted	113,672

(1)

You should refer to the Notes to the Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings contained in “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings” for detailed information regarding the pro forma adjustments.

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED FEBRUARY 2, 2019(1)

		The Separation		The Transition Services Agreement		This Offering and Other Reorganization Transactions
	Actual	Separation Adjustments	Pro Forma	Transition Services Agreement Adjustments	Pro Forma	Offering Adjustments		Pro Forma
(Dollars in thousands)
Revenues	$2,483,994	$(1,870,328)	$613,666	$—	$613,666		$—		$613,666
Cost of goods sold, including buying and occupancy costs	1,648,330	(1,330,600)	317,730	8,520	326,250		—		326,250

Gross profit	$835,664	$(539,728)	$295,936	$(8,520)	$287,416		$—		$287,416

Selling, general and administrative expenses	814,337	(656,859)	157,478	76,014	233,492		(433)		233,059
Impairment losses	10,765	(10,765)	—	—	—		—		—

Income from operations	10,562	127,896	138,458	(84,534)	53,924		433		54,357
Interest expense, net	78,738	(78,738)	—	—	—

Income (loss) before income taxes	(68,176)	206,634	138,458	(84,534)	53,924
Provision (benefit) for income taxes	(398)	56,959	56,561	(36,828)	19,733

Net income (loss)	$(67,778)	$149,675	$81,897	$(47,706)	$34,191	$		$

Loss per share
Basic	$(0.86)
Diluted	$(0.86)
Weighted average common shares outstanding (in thousands)
Basic	113,057
Diluted	113,057

(1)

You should refer to the Notes to the Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings contained in “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings” for detailed information regarding the pro forma adjustments.

SUPPLEMENTAL SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF THE MADEWELL BUSINESS

The following tables set forth the supplemental summary historical combined financial data of the Madewell business.

Please note the following:

•

Chinos Holdings, Inc. (to be renamed Madewell Group, Inc. prior to the completion of this offering) is the legal issuer of the shares offered in this offering. Although investors in this offering will be purchasing shares of Chinos Holdings, they will be investing only in the Madewell business as Chinos Holdings will have no interest in the J.Crew business after giving effect to the Reorganization;

•	the information set forth below is provided as supplemental information and should not be considered to be in lieu of the information pertaining to Chinos Holdings; and

•

the financial information included herein and in the supplemental historical combined financial statements of the Madewell business may not be indicative of our results of operations, financial condition and changes in equity after the completion of the Reorganization, or what they would have been had we operated the Madewell business separately from the J.Crew business as a standalone, publicly traded company during the periods presented.

The supplemental summary condensed combined statements of income data of the Madewell business for data for the thirty-nine weeks ended November 2, 2019 and November 3, 2018 and the supplemental summary condensed combined balance sheet data of the Madewell business as of November 2, 2019 set forth below are based on the unaudited condensed combined financial statements of the Madewell business and related notes thereto included elsewhere in this prospectus. In the opinion of management, the accompanying unaudited condensed combined financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly in all material respects the Company’s financial position, results of operations and cash flows for the applicable interim periods.

The supplemental summary historical combined statements of income data of the Madewell business for fiscal 2018, fiscal 2017 and fiscal 2016 and the supplemental summary historical combined balance sheet data of the Madewell business as of February 2, 2019 are based on the supplemental audited historical combined financial statements of the Madewell business and related notes thereto included elsewhere in this prospectus. The historical results of the Madewell business are not necessarily indicative of the results to be expected in any future period.

The supplemental historical combined financial statements of the Madewell business have been derived from Chinos Holdings’ consolidated financial statements and accounting records and represent the financial condition and results of operations of the Madewell business on a carveout basis, prepared in accordance with U.S. GAAP. The J.Crew business currently provides certain services to the Madewell business, and the supplemental historical combined financial statements of the Madewell business reflect an allocation of the Allocated Costs, which are certain Chinos Holdings corporate costs, including, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership. Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. The amount and composition of our expenses may vary from historical levels since the fees charged for the services under the Transition Services Agreement may be higher or lower than the Allocated Costs. In addition, we intend to replace these services over time with ones supplied either internally by our employees or by third parties, the cost of which may be higher or lower than the Allocated Costs. The difference between the Allocated Costs and the costs we will incur under the Transition Services Agreement or that we will incur as we replace these services and after the expiration of the Transition Services Agreement may be material. See “Background—Basis of Financial Presentation.”

The supplemental historical combined financial statements of the Madewell business do not include an allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. We will incur new debt obligations in connection with the Reorganization and will incur interest expense in connection therewith, which will impact our financial condition and results of operations in the future. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization.

The summary balance sheet data of Chinos Holdings dated as of November 2, 2019 and February 2, 2019 set forth below is based on the historical consolidated financial statements of Chinos Holdings included elsewhere in this prospectus. We have included the summary balance sheet data of Chinos Holdings on an actual and pro forma basis, each as of November 2, 2019 and February 2, 2019, to reflect the assets and liabilities of the business in which you will be investing. See “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings.”

You should read the information set forth below in conjunction with “Background—Basis of Financial Presentation,” “Use of Proceeds,” “Capitalization,” “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings,” “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” and the supplemental historical combined financial statements of the Madewell business and the related notes thereto included elsewhere in this prospectus.

Supplemental Summary Historical Combined Financial Data of the Madewell Business and Pro Forma Financial Data of Chinos Holdings

	For the Thirty-nine Weeks Ended		For the Year Ended
(Dollars in thousands)	November 2, 2019	November 3, 2018	February 2, 2019		February 3, 2018(a)	January 28, 2017
	(Unaudited)	(Unaudited)
Statements of Income Data:
Revenues	$520,669	$432,612		$613,666	$463,512	$364,456
Cost of goods sold, including buying and occupancy costs(b)	262,257	212,135		316,588	233,458	208,358

Gross profit(b)	258,412	220,477		297,078	230,054	156,098
Selling, general and administrative expenses(b)	194,943	155,386		215,361	167,015	136,783

Income before income taxes	63,469	65,091		81,717	63,039	19,315
Provision for income taxes	16,535	16,982		21,297	18,526	7,599

Net income	$46,934	$48,109		$60,420	$44,513	$11,716

Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$22,368	$23,602		$64,123	$68,430	$41,384
Investing activities	—	—		—	—	—
Financing activities	$(22,247)	$(22,061)		$(63,023)	$(67,872)	$(41,179)

Other Financial Data (non-U.S. GAAP):
Adjusted EBITDA of the Madewell Business(c)	$107,765	$86,288		$110,885	$93,716	$48,444
Pro Forma Adjusted EBITDA of Chinos Holdings(d)	$	⬛⬛⬛⬛⬛	$		⬛⬛⬛⬛⬛	⬛⬛⬛⬛

The following balance sheet data as of November 2, 2019 and February 2, 2019 is presented:

•	on an actual basis for the Madewell business on a carveout basis;

•	on an actual basis for Chinos Holdings; and

•

on a pro forma basis to reflect changes in Chinos Holdings’ balance sheet to give effect to (i) the Separation (ii) the Transition Services Agreement and (iii) this offering and other Reorganization transactions, including (a) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $         per share (the midpoint of the range appearing on the cover page of this prospectus), after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; (b) the incurrence of $             of new indebtedness pursuant to the New Madewell Term Loan Facility; (c) the exchange of a portion of the Existing Term Loan Facility for the New Exchange Chinos SPV Senior Secured Loans borrowed by Chinos SPV; and (d) the application of the net proceeds of this offering together with the net proceeds from our New Madewell Term Loan Facility and the New Money Chinos SPV Senior Secured Loans borrowed by Chinos SPV to repay the remaining portion of the Existing Term Loan Facility and the entirety of the Existing ABL Facility, as described in “Use of Proceeds,” as if such transactions had occurred on November 2, 2019. See “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings” for additional information.

	As of November 2, 2019				As of February 2, 2019
(Dollars in thousands)	Actual Madewell Business	Actual Chinos Holdings	Pro Forma Chinos Holdings		Actual Madewell Business	Actual Chinos Holdings
	(Unaudited)	(Unaudited)
Balance Sheet Data:
Total current assets	$179,321	$624,159		$179,321	$142,269	$564,856
Property and equipment, net	55,383	231,489		55,383	54,050	243,620
Total assets	512,559	1,758,329		512,559	354,254	1,223,937
Due to Parent	45,554	—		—	56,584	—
Total current liabilities	187,664	948,588			168,830	680,217
Long-term debt, net	—	1,702,123			—	1,766,919
Total liabilities	319,152	3,168,850			207,781	2,599,374
Total stockholders’ equity (deficit)	$193,407	$(1,610,949)	$		$146,473	$(1,569,749)

(a)	Consists of 53 weeks.
(b)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors. See Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for further detail.

(c)

We define Adjusted EBITDA as combined net income before depreciation and amortization, interest expense and provision for income taxes adjusted for the impact of certain items, including non-cash and other items we do not consider representative of our ongoing operating performance. Because Adjusted EBITDA omits these items, we feel that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges. We believe Adjusted EBITDA is a useful measure of operating performance, as it provides a clearer picture of our results of operations by eliminating expenses that are not reflective of underlying business performance. We use Adjusted EBITDA to monitor the performance of our business and we believe the presentation of this measure will enhance the ability of our investors to analyze trends in our business and evaluate our performance relative to other companies in the industry. However, Adjusted EBITDA is a non-U.S. GAAP financial measure that has limitations as an analytical tool. Adjusted EBITDA should not be considered an alternative to, or substitute for, net income, which is calculated in accordance with U.S. GAAP. In addition, Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items, or affected by similar nonrecurring items. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under U.S. GAAP. Our definition and calculation of Adjusted EBITDA is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation. We recommend that you review the reconciliation of Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, and not rely solely on Adjusted EBITDA or any single financial measure to evaluate our business. The following is a reconciliation of Adjusted EBITDA to net income for the Madewell business, as reported under U.S. GAAP for the thirty-nine weeks ended November 2, 2019 and November 3, 2018 and for fiscal 2018, fiscal 2017 and fiscal 2016:

	For the Thirty-nine Weeks Ended		For the Year Ended
(Dollars in thousands)	November 2, 2019	November 3, 2018	February 2, 2019	February 3, 2018	January 28, 2017
	(Unaudited)	(Unaudited)
Net income	$46,934	$48,109	$60,420	$44,513	$11,716
Provision for income taxes	16,535	16,982	21,297	18,526	7,599
Depreciation and amortization (including intangible assets)	13,292	13,749	18,374	19,098	17,826

EBITDA	$76,761	$78,840	$100,091	$82,137	$37,141

Allocated depreciation	6,309	6,151	8,112	8,394	7,280
Charges related to workforce reductions	465	860	2,046	1,284	145
Transaction costs	24,230	—	432	—	—
Amortization of lease commitments	—	424	187	1,474	3,722
Share-based compensation	—	13	17	427	156

Adjusted EBITDA of the Madewell business	$107,765	$86,288	$110,885	$93,716	$48,444

(d)

The following is a reconciliation of pro forma Adjusted EBITDA to pro forma net income for Chinos Holdings, as reported under U.S. GAAP for the thirty-nine weeks ended November 2, 2019 and for fiscal 2018:

	For the Thirty-nine Weeks Ended November 2, 2019	Fiscal 2018
(Dollars in thousands)
Pro forma net income	$	$
Pro forma provision for income taxes
Pro forma interest expense
Pro forma depreciation and amortization

Pro forma EBITDA	$	$
Duplicative costs(1)
Charges related to workforce reductions

Pro forma Adjusted EBITDA of Chinos Holdings	$	$

(1)	Reflects incremental costs, redundant in nature to the Transition Services Agreement, incurred in connection with building a standalone company.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment. Although Chinos Holdings is the legal issuer of the shares offered in this offering, an investment in our common stock is an investment in the Madewell business and does not constitute an investment in the J.Crew business. Accordingly, these risk factors are focused on risks related to (i) the Madewell business and its industry, (ii) the Reorganization and (iii) this offering and ownership of the common stock of Chinos Holdings after this offering.

Risks Related to Our Business and Our Industry

If we are unable to predict fashion trends or react to changing consumer preferences in a timely manner, our sales will decrease, or we may need to sell excess inventory at marked-down prices, which would decrease our gross profits and net income and could have a material adverse effect on our business, financial condition and results of operations.

We believe our success depends in substantial part on our ability to:

•	originate and define product and fashion trends;

•	anticipate, predict and react to changing consumer demands in a timely manner; and

•	translate market trends into desirable, saleable products far in advance of their offerings in our stores and on our website.

Because we enter into commitments for the manufacture and purchase of merchandise well in advance of the season in which merchandise will be sold, we are vulnerable to changes in consumer demand, pricing shifts and suboptimal merchandise selection and timing of merchandise purchases. If we misjudge the market for our products, fail to successfully expand our product categories or misjudge the overall level of consumer demand, it could result in decreased demand for our merchandise and decreased sales and we may be faced with significant excess inventories for some products and missed opportunities for others. We may respond by increasing markdowns and promotional activity or re-selling excess products to our wholesale partners to reduce excess inventory, which would further decrease our gross profits and net income. At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $7.7 million for expected losses on the disposition of those inventories. Our brand’s image may also suffer if customers believe we no longer offer the latest fashions or if we fail to address and respond to customer feedback or complaints. The occurrence of these events, among others, could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable economic conditions could materially adversely affect our business, financial condition and results of operations.

Economic conditions around the world can impact our customers and affect the general business environment in which we operate and compete. Our results can be impacted by a number of macroeconomic factors, including, but not limited to, consumer confidence and spending levels, employment rates, consumer credit availability, fuel and energy costs, raw materials costs, global factory production, commercial real estate market conditions, credit market conditions, foreign currency exchange rates, interest rates, taxation, acts of war or terrorism, the level of customer traffic in malls and shopping centers, changing demographic patterns and changes in consumer discretionary spending habits.

The specialty retail industry in which we operate is cyclical and demand for our merchandise is significantly impacted by negative trends in consumer confidence and other economic factors affecting consumer spending behavior, including the level of disposable consumer income, the availability of consumer credit, interest rates, foreign exchange rates, taxation and demographic patterns. Because apparel and accessories generally are discretionary purchases, consumer purchases of our products may decline during recessionary periods or when disposable income is lower. In addition, unfavorable economic conditions abroad may impact our ability to meet quality and production goals. As a result, unfavorable economic conditions at a regional, national or international level could have a material adverse effect on our business, financial condition and results of operations.

Periods of economic uncertainty or volatility make it difficult to plan, budget and forecast our business. Incorrect assumptions concerning economic trends, customer requirements, distribution models, demand forecasts, interest rate trends and availability of resources may result in our failure to accurately forecast results and to achieve forecasted results or budget targets.

Our success depends on our ability to grow Madewell brand awareness and enhance our connection to our customer base.

Our success depends in large part on our ability to effectively execute our marketing strategies to grow Madewell’s brand awareness among new customers and increase the value of existing customers. We have developed a community-based marketing strategy through which we engage with our customers across our digital platform, store footprint and events and turn our customers into brand advocates. We are also increasingly using digital and social media platforms to interact with customers and as a means to enhance their customer experience. We have made significant investments in digital marketing, which has resulted in an increase in new customers through our e-commerce channel. If we are unable to successfully drive community engagement and brand advocacy, including through our new retail concepts, develop and continuously improve our customer-facing technologies or effectively reach customers through our digital marketing efforts, we may not be able to provide a convenient and consistent experience to our customers regardless of the sales channel or we otherwise may experience slower customer growth or increased customer losses or increased digital marketing costs. This could negatively affect our ability to compete with other retailers and result in diminished loyalty to our brand.

If our marketing, promotion, merchandising or price mark-down strategies are not successful, if we fail to maintain high standards for merchandise quality and customer experience, if we fail to maintain high ethical, social and environmental and sustainability standards for all of our operations and activities or if we fail to appropriately respond to concerns associated with any of the foregoing or any other concerns from our customers, it could have a material adverse effect on our business, financial condition and results of operations. Damage to our reputation or loss of consumer confidence for these or any other reasons may reduce demand for our merchandise and require us to expend additional resources to rebuild our reputation.

Further, marketing and merchandising efforts designed to increase awareness of our brand require a substantial investment of capital, management time and other resources. If our efforts to grow our brand awareness are not successful, it could impact our ability to realize our e-commerce penetration goals and otherwise have a material adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive specialty retail industry, and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in loss of our market share.

We face intense competition in the specialty retail industry, including against competitors that also focus on denim and everything you wear with denim, and among other retailers more broadly. We compete with local, national and international retail chains and department stores, denim specialty stores and Internet businesses offering similar categories of merchandise. We compete primarily on the basis of our denim category expertise, in-house design and product development capabilities, brand image and recognition as well as innovation, style, distribution and price. We are not in the “fast fashion” business, but an increasing number of customers are attracted to the aggressive pricing strategies of those retailers. Many of our competitors are, and many of our potential competitors may be, larger and have greater financial, marketing and other resources, devote greater resources to the marketing and sale of their products, generate greater international brand recognition or adopt more aggressive pricing policies than we can. A number of our competitors are continuing to operate with a promotional business strategy, both in-store and online. To the extent a promotional environment requires us to change our markdown strategy, it could negatively impact our revenues and gross profit in the future.

Our e-commerce penetration depends on our ability to, among other things, enhance our omnichannel shopping experience, expand our e-commerce assortment, accelerate digital marketing and expand our mobile presence.

Our customers are seeking retail experiences which emphasize value, personalization and an omnichannel environment where the in-store and e-commerce shopping experiences are tightly integrated, and a key component of our growth strategy is increasing our e-commerce penetration to over 50% of total DTC revenue. We interact with many of our customers through our websites and we have a digital presence in approximately 100 countries. Customers increasingly utilize our e-commerce services to purchase our merchandise. If we are unable to continue to provide consumers a user-friendly, integrated experience and evolve our platform to satisfy consumer preferences or successfully implement our e-commerce penetration initiatives, such as expanding our online assortment, accelerating our digital marketing or launching our mobile app, the growth of our e-commerce business and our sales may be negatively impacted. If we do not implement and expand our omnichannel initiatives successfully or we do not realize our anticipated return on these investments, we could fail to meet our strategic and financial goals and it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we have implemented systems to manage our inventory efficiently across all channels, to ship merchandise from stores to customers. However, these initiatives involve significant investments in information technology systems and significant operational changes, and the rapid pace of technological change may require us to incur costs to implement new systems and platforms to provide a desirable shopping experience for our customers, including our e-commerce platform. We may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our customers or that provides a favorable return on our related investment, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to maintain or increase comparable company sales could cause our earnings to decline.

If our future comparable company sales fail to meet expectations, our earnings could decline. In the previous three fiscal years, our quarterly comparable company sales changes have ranged from 5% to 31% and can be expected to fluctuate in the future. A variety of factors affect comparable company sales, including fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs, timing and level of markdowns and weather conditions. A decrease in these metrics could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the softening apparel demand in recent years has led to a more promotional environment across the specialty retail industry, which may impact our promotional posture and our gross margins in the future. This promotional pricing may have a negative effect on our brand’s image, which may be difficult to counteract even as the economy improves.

All of these factors may cause our comparable company sales to be materially lower than previous periods and our expectations, which could impact our ability to leverage fixed expenses, such as store rent and store asset depreciation, and could have a material adverse effect on our business, financial condition and results of operations as well as the price of our common stock.

We will depend on our relationship with J.Crew for certain operational and corporate functions following the Reorganization and if J.Crew is unable to perform these functions, it could have a material adverse effect on our business, financial condition and results of operations.

In connection with the Reorganization, concurrent with this offering, we expect to enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain operational and administrative capabilities for a period of time following the Reorganization. We have limited termination rights during the first year of the Transition Services Agreement. J.Crew may fail to fulfill its obligations under the Transition Services Agreement due to financial distress, insufficient resources, insolvency, bankruptcy, receivership or similar proceedings or other reasons. If J.Crew becomes subject to a bankruptcy case, it may also seek to reject the Transition Services Agreement in accordance with the United States Bankruptcy Code of 1978, as amended, (the “Bankruptcy Code”). If J.Crew does not provide certain services under the Transition Services Agreement, we will be required to replace such services, likely on an unplanned and expedited basis, and we may continue to have obligations, including limited payment obligations to the extent that Service Provider is still incurring a cost for such services, under the Transition Services Agreement. We may not be able to replace these services or enter into appropriate third-party agreements in a timely manner, on terms and conditions, including cost, comparable to those that we will receive from J.Crew under our Transition Services Agreement, or at all. Any disruption to the operation of our business due to J.Crew’s inability to perform its obligations under the Transition Services Agreement could have a material adverse effect on our reputation, financial condition and results of operations.

In the event J.Crew becomes subject to a bankruptcy case, J.Crew’s creditors may request that a bankruptcy court substantively consolidate J.Crew and its debtor subsidiaries with Madewell, which would, among other things, allow the creditors of J.Crew to satisfy their claims from the combined assets of the consolidated Madewell and J.Crew entities.

If J.Crew becomes subject to a bankruptcy case, J.Crew’s creditors could request that the bankruptcy court substantively consolidate J.Crew’s assets and liabilities with our assets and liabilities even if we did not commence such bankruptcy case. Our substantive consolidation with J.Crew in a bankruptcy case would, among other things, allow the creditors of the bankrupt entities to satisfy their claims from the combined assets of the consolidated Madewell and J.Crew entities. In addition, substantive consolidation with J.Crew or its subsidiaries’ bankruptcies may subject our assets and operations to restrictions in the Bankruptcy Code and may impair our ability to operate independently, as well as otherwise restrict our operations and capacity to function as a standalone enterprise. The substantive consolidation of our assets and liabilities with J.Crew’s in connection with any J.Crew bankruptcy case could have a material adverse effect on our business, financial condition and results of operations. Likewise, if J.Crew becomes subject to a bankruptcy case within 90 days of the Reorganization, an unpaid creditor could claim that the Reorganization or payments made as part of the Reorganization constituted a preference because it (a) was made on account of an antecedent debt; (b) was made while J.Crew was insolvent; (c) was made within 90 days of the bankruptcy cases; and (d) allowed the creditors that received payment to receive a greater recovery on account of their claims than if the payment was made through the bankruptcy cases, and to the extent that any of the transferees under the Reorganization or payments made as part of the Reorganization is an “insider” (as that term is defined in Section 101(a)(31) of the Bankruptcy Code), the lookback period for a preference action would be 365 days.

Our ability to source our merchandise profitably or at all could be hurt if new trade restrictions are imposed, existing trade restrictions become more burdensome or disruptions occur at our suppliers or at the ports.

Trade restrictions, including increased tariffs, safeguards or quotas, on apparel and accessories could increase the cost or reduce the supply of merchandise available to us. We source our merchandise through buying agents and, increasingly, by purchasing directly from manufacturers, predominately in Asia. As we expand our direct sourcing capabilities, we intend to reduce our reliance on buying agents, but our investments in direct sourcing may not be successful and may, in turn, have an adverse impact on our financial position and results of operations.

There are quotas and trade restrictions on certain categories of goods and apparel from China and countries that are not subject to the World Trade Organization Agreement, which could have a significant impact on our sourcing patterns in the future. In addition, political uncertainty in the United States may result in significant changes to U.S. trade policies, treaties and tariffs, potentially involving trade policies and tariffs regarding China, including the potential disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products. For example, general trade tensions between the United States and China have been escalating recently. The Trump Administration has recently imposed tariffs on goods imported from mainland China. In fiscal 2018, approximately 60% of our products were manufactured in mainland China. While such tariffs have not affected our business to date, if additional tariffs or trade restrictions are implemented by the United States or other countries in connection with a global trade war, the cost of our products manufactured in China or other countries and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products, or our margins on such products could decrease, negatively impacting our profitability. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between these nations and the United States. Any of these factors could depress economic activity, restrict our sourcing from suppliers and have a material adverse effect on our business, financial condition and results of operations and affect our strategy in Asia and elsewhere around the world. We cannot predict whether any of the countries in which our merchandise or raw materials are currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States and foreign governments, nor can we predict the likelihood, type or effect of any such restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items could increase the cost, delay shipping or reduce the supply of apparel available to us or may require us to modify our current business practices, any of which could have a material adverse effect on our business, financial condition and results of operations.

We rely on our suppliers to manufacture and ship the products they produce for us in a timely manner. We also rely on the free flow of goods through open and operational ports worldwide. Labor disputes at various ports or at our suppliers could increase costs for us and delay our receipt of merchandise, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions.

The success of our business depends, in part, on our ability to execute on our real estate strategy, including maintaining profitable store locations and opening new store locations in a timely manner. Our inability to successfully implement our real estate strategy could have a material adverse effect on our business, financial condition and results of operations.

We expanded our store base by eight stores in fiscal 2018 and we plan to expand our store base by approximately 10 stores in fiscal 2019, of which nine new store locations were open as of January 17, 2020, and by approximately 10 to 15 stores per year for the foreseeable future. We renegotiate with landlords to obtain more favorable lease terms as opportunities arise. The success of our business depends, in part, on our ability to identify, open and maintain profitable store locations and renew our existing store leases on terms that meet our financial targets. In addition, our store network is a key component of our strategy to expand our customer base, as over 60% of our new-to-brand customers made their first purchase in a store in fiscal 2018. Our ability to open new stores on schedule or at all, to renew our existing store leases on favorable terms or to operate them on a profitable basis depends on various factors, including our ability to:

•	identify suitable markets for new stores and available store locations;

•	anticipate the impact of changing economic and demographic conditions for new and existing store locations;

•	negotiate acceptable lease terms for new locations or renewal terms for existing locations;

•	hire and train qualified sales associates;

•	develop new merchandise and manage inventory effectively to meet the needs of new and existing stores on a timely basis;

•	foster current relationships and develop new relationships with vendors that are capable of supplying the required volume of merchandise;

•	avoid construction delays and cost overruns in connection with the build-out of new stores; and

•	successfully increase our brand awareness and the size of our customer base.

New stores and stores with renewed lease terms may not produce anticipated levels of revenue even though they increase our costs, which would increase our expenses as a percentage of sales and could have a material adverse effect on our business, financial condition and results of operations.

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations; if we are unable to manage our operations at our current size or to manage any future growth effectively, our brand image may suffer and it could have a material adverse effect on our business, financial condition and results of operations.

We have expanded our operations rapidly since we were introduced by J.Crew in 2006, and we have limited operating experience at our current size. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other headquarters personnel. Our continued growth could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, and delays in production and shipments. In addition, immediately following the Reorganization, we will rely on J.Crew to provide certain operational and corporate functions to support our growth. We may have difficulty transitioning from services provided by J.Crew or be unable to replace such services at comparable costs. These difficulties could affect our operating performance and have a material adverse effect on our business, financial condition and results of operations.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

The use of social media by us and our customers has increased the risk that our image and reputation could be negatively impacted. We rely to a large extent on our online presence to reach consumers, and we offer consumers the opportunity to rate and comment on our products on our website. Negative commentary regarding us or our products may be posted on our website or social media platforms and may be adverse to our reputation or business. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction.

We also use third-party social media platforms as marketing tools. For example, we maintain Instagram, Facebook, Twitter, Pinterest and Youtube accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer.

Further, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

Our expanded product offerings, new sales channels and new concepts may not be successful, and implementation or failure of these strategies may divert our operational, managerial, financial and administrative resources, which could impact our competitive position and have a material adverse effect on our business, financial condition and results of operations.

We have grown our business in recent years by expanding our product offerings and sales channels through, among others, retail, e-commerce and wholesale channels. In the future we may continue to make changes to our business, including by expanding our e-commerce assortment and introducing new products, expanding our prospecting capabilities, extending mobile and video reach, expanding payment options, diversifying our advertising strategy and growing our store base. These strategies involve various risks, including:

•	implementation may be delayed or may not be successful;

•

if our expanded product offerings, including our men’s apparel, and sales channels fail to maintain and enhance the distinctive identity of our brand, its image may be diminished and our sales may decrease;

•

if the implementation of our customer, e-commerce, and omnichannel initiatives is not successful, or we do not realize the return on our investments in these initiatives that we anticipate, we could experience a material adverse effect on our business, financial condition and results of operations;

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if our marketing becomes less effective than that of our competitors, or if we do not adequately leverage technology and data analytics needed to generate concise competitive insight, we could experience a material adverse effect on our business, financial condition and results of operations; and

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implementation of these plans may divert management’s attention from other aspects of our business, increase costs and place a strain on our management, operational and financial resources, as well as our information systems.

In addition, our revenues may be affected by, among other things, economic, demographic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and style trends. Further rollout of these strategies could be delayed or abandoned, could cost more than anticipated and could divert resources from other areas of our business or cause costly operational inefficiencies, any of which could impact our competitive position and reduce our revenue and profitability and have a material adverse effect on our business, financial condition and results of operations.

As we execute our growth strategies, we may not adequately manage the related organizational changes needed for successful execution, which could increase our costs or delay our intended pace of growth. In addition, we may divert key resources related to our core business as a result of the focus on growth strategies.

Interruption in our foreign sourcing operations could disrupt production, shipment or receipt of our merchandise, which would result in lost sales and increases in the demand for, or the price of, raw materials used to manufacture our products or other fluctuations in sourcing or distribution could increase our costs or negatively impact profitability.

We do not own or operate any manufacturing facilities and therefore depend upon independent third-party vendors for the manufacture of all of our products. Our products are manufactured to our specifications primarily by factories outside of the United States. We cannot control all of the various factors, which include inclement weather, natural disasters, political and financial instability, strikes, health concerns regarding infectious diseases and acts of war or terrorism that might affect a manufacturer’s ability to ship orders of our products in a timely manner or to meet our quality standards. Inadequate labor conditions, health or safety issues in the factories where goods are produced can negatively impact our brand reputation. Late delivery of products or delivery of products that do not meet our quality standards could cause us to miss the delivery date requirements of our customers or delay timely delivery of merchandise to our stores or our wholesale customers for those items. These events could cause us to fail to meet customer expectations, cause our retail or wholesale customers to cancel orders or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our stores or our wholesale customers, which could result in lost sales and have a material adverse effect on our business, financial condition and results of operations.

The raw materials used to manufacture our products are also subject to availability constraints and price volatility caused by high demand for fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our sourcing costs are subject to cost pressures, and the cost of labor at many of our third-party manufacturers and the cost of transportation have been increasing.

In fiscal 2018, we sourced our products from approximately 20 countries, with products sourced from mainland China representing 60% of our merchandise and products sourced from Vietnam and Indonesia representing an additional 20% of our merchandise during this time. Any event causing a sudden disruption of manufacturing or imports from Asia or elsewhere, including changes to U.S. and foreign trade policies, including the enactment of tariffs, border adjustment taxes or increases in duties or quotas applicable to our merchandise, could materially harm our operations. In addition, most of our products are shipped from our vendors by ocean. If a disruption occurs in the operation of the ports through which our products are imported, we may incur increased costs related to air freight, which is significantly more expensive than shipping by ocean, or to shipping to alternative ports, which could lead to delays in receipt of our products.

We have no long-term merchandise supply contracts and we typically transact business on an order-by-order basis. Many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia or elsewhere. We compete with other companies for production facilities and import quota capacity. While substantially all foreign purchases of our products are negotiated and paid for in U.S. dollars, the cost of our products may be affected by fluctuations in the value of relevant foreign currencies. Our business is also subject to a variety of other risks generally associated with doing business abroad, such as political instability, economic conditions, disruption of imports by labor disputes and local business practices.

In addition to manufacturing in China, we are also engaging in growing the amount of production in other developing countries such as Vietnam and India. These other countries may present greater risks than China with regards to infrastructure to support manufacturing, labor and employee relations, political and economic stability, corruption and environmental, health and safety compliance. While we endeavor to monitor and audit facilities where our production is done, any significant events with factories we use can adversely impact our reputation, brand and product delivery and could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to expand, or realize the benefits of, our wholesale business, which is currently reliant on one key customer.

In fiscal 2018, 12.8% of our revenue was from wholesale customers. We currently have wholesale partnerships with Net-a-Porter, Nordstrom, Zalando, Shopbop and Stitch Fix. The effectiveness of our collaboration efforts with our wholesaler partners depends on our ability to maintain control over the presentation of our brand and the relationship with our customers. We continually evaluate opportunities to expand our wholesale business partnerships, including developing new global wholesale relationships to expand wholesale internationally, but there can be no assurance that we will be able to effectively identify or successfully execute on such opportunities. If we are unable to expand, or realize the benefits of, our wholesale business, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on one customer for a large portion of our wholesale revenue. During fiscal 2018, sales to Nordstrom accounted for 91% of wholesale revenue. The loss of this customer could have a significant impact on our revenues and could have a material adverse effect on our business, financial condition and results of operations.

Any material disruption of our information systems, or failure to maintain and develop our information systems, could have a material adverse effect on our business, financial condition and results of operations.

We rely extensively on information systems to operate our websites, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. Prior to the Reorganization, we have relied on the information systems of J.Crew. We will continue to rely on these information systems pursuant to the Transitional Services Agreement for a specified period of time following the Reorganization, after which we will operate our information systems independently.

In the past, we have experienced system interruptions which temporarily impaired our ability to capture, process and ship customer orders, and transfer product between channels. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by a failure to successfully upgrade our systems, could cause information, including data related to customer orders, to be lost or delayed which could, especially if the disruption or slowdown occurred during the holiday season, result in delays in the delivery of merchandise to our stores and customers or lost sales, which could reduce demand for our merchandise and cause our sales to decline. If our website contains errors or other vulnerabilities which impede or halt service, it could result in damage to our brand’s image and a loss of revenue. In addition, if changes in technology cause the information systems we utilize to become obsolete, or if such information systems are inadequate to handle our growth, or if we experience difficulties related to transitioning from systems we share with J.Crew to systems we use as a standalone company, we could lose customers.

We are also subject to risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures. Our failure to successfully respond to these risks and uncertainties could reduce sales, increase costs, damage the reputation of our brand and have a material adverse effect on our business, financial condition and results of operations.

Management uses information systems to support decision making and to monitor business performance. We may fail to generate accurate and complete financial and operational reports essential for making decisions at various levels of management, which could lead to decisions being made that have adverse results. Failure to adopt systematic procedures to initiate change requests, test changes, document changes and authorize changes to systems and processes prior to deployment may result in unsuccessful changes and could disrupt our business and reduce sales. In addition, if we do not maintain adequate controls such as reconciliations, segregation of duties and verification to prevent errors or incomplete information, our ability to successfully operate our business could be limited.

Compromises of our data security could cause us to incur unexpected expenses and loss of revenues and may materially harm our reputation and business.

Prior to the Reorganization, we have relied on J.Crew’s data security systems. We will continue to rely on J.Crew for data security pursuant to the Transitional Services Agreement for a specified period of time following the Reorganization, after which we will rely our own data security systems.

In the ordinary course of our business, we collect and store certain personal information from individuals, such as our customers and employees, and we process customer payment card and check information. J.Crew relies on, and following the term of the Transition Services Agreement we expect to continue to rely on, commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential information. As with many other companies in the specialty retail industry, we are subject to attempts to compromise our data security. There can be no assurance that we will not suffer a data compromise, that unauthorized parties will not gain access to personal information, or that any such data compromise or access will be discovered in a timely manner. Further, the systems currently used for transmission and approval of payment card transactions and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and controlled by the payment card industry, not by us. Computer hackers have attempted and we expect will continue to attempt to penetrate our computer system or those of third parties with whom we work or to whom we outsource business and, if successful, misappropriate personal information, payment card or check information or confidential business information of our company. In addition, there may be non-technical issues, such as our employees, contractors or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. Advances in computer and software technology and capabilities, rapid changes in the sources, methods and targets of cyberattacks (for example, malware, ransomware and phishing attacks) and the use of devices to tamper with payment entry devices (such as skimmers and shimmers) and the increasing sophistication of cyber criminals generally increase the risk of a data compromise or business disruption. In addition, transitioning from data security systems we share with J.Crew to data security systems we use as a standalone company could put us at additional risk. The specialty retail industry in particular has been the target of recent cyber-attacks, which are becoming increasingly difficult to anticipate and prevent due to their rapidly evolving nature. Both data privacy and information security are regulated at the international, federal and state levels and compliance with any changes in the laws and regulations enacted by these governments will likely increase the cost of doing business.

Compromises of our data security or that of third parties with whom we do business, failures to prevent or mitigate the loss of personal or business information and delays in detecting or providing prompt notice of any such compromise or loss could disrupt our operations, damage our reputation, decrease customers’ willingness to shop in our stores or on our websites, violate applicable laws, regulations, orders and agreements, or subject us to litigation, governmental investigations or additional costs and liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with privacy-related obligations, including privacy laws and regulations in the U.S. and internationally as well as other legal obligations, could have a material adverse effect on our business, financial condition and results of operations.

A variety of laws and regulations, in the United States and internationally, govern the collection, use, retention, sharing, transfer and security of personally identifiable information and data, including the European Union’s General Data Protection Regulation (“GDPR”), which became effective during fiscal 2018. We strive to comply with all applicable laws, regulations, self-regulatory requirements, policies and legal obligations relating to privacy, data usage and data protection. It is possible, however, that these laws, rules and regulations, which evolve frequently and may be inconsistent from one jurisdiction to another, could be interpreted to conflict with our practices. Any failure or perceived failure by us or any third parties with which we do business to comply with these laws, rules and regulations, or with other obligations to which we may be or become subject, may result in actions against us by governmental entities, private claims and litigation, fines, penalties or other liabilities. Any such action would be expensive to defend, could damage our reputation and could have a material adverse effect on our business, financial condition and results of operations.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

Our Madewell trademark and variations thereon, such as Madewell.com, #everydaymadewell, Madewell Insider and Texture & Thread, are valuable assets that are critical to our success. We currently rely on a combination of copyright, trademark, trade dress, trade secret and unfair competition laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our intellectual property rights. Our efforts to establish and protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our trademarks. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with leasing retail space subject to long-term and non-cancelable leases.

We lease our stores under operating leases and our inability to secure appropriate real estate or lease terms could impact our ability to grow. Our leases generally have an initial term of ten years, and generally can be extended in five-year increments if at all. We generally cannot cancel these leases at our option. If an existing or new store is not profitable, and we decide to close it, as we have done in the past and may do in the future, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Similarly, we may be committed to perform our obligations under the applicable leases even if current locations of our stores become unattractive as demographic patterns change. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close stores in desirable locations and have a material adverse effect on our business, financial condition and results of operations.

Our current and future operations substantially depend on our Chief Executive Officer and other current and future key executives and board members.

Our success depends, in substantial part, on our ability to attract and retain key personnel. In particular, the loss of the services of Libby Wadle, who will be the Company’s Chief Executive Officer following the Reorganization, would significantly impede implementation and execution of our business strategy and may result in the failure to reach our goals. The failure to enable a successful transition upon the departure of such key executives could hinder or delay our strategic planning and execution, as well as adversely affect our ability to attract and retain other experienced and talented employees.

Additionally, in connection with the Reorganization, we plan to hire additional key executives and members of our board of directors. Our future success will depend, in part, on the ability of our new executives and board members to quickly expand their knowledge of our operations, which will be critical to their ability to make informed decisions about our business and strategies, particularly given the competitive environment in which we operate. Many of the other specialty retail companies against which we compete for experienced talent have greater financial and other resources, different risk profiles, longer histories in the industry and greater ability to provide valuable cash or stock incentives to potential recruits than we do. They also may provide more diverse opportunities and better chances for career advancement. Competition for this experienced talent is intense and our failure to attract, train, retain and motivate such additional executives and board members could hinder or delay our strategic planning and execution, as well as adversely affect our ability to attract and retain other experienced and talented employees. The transition of our Board and management team may, during the period of transition, compromise our ability to compete effectively.

In addition, our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our management team has never had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our management team may not be able to implement programs and policies in an effective and timely manner that adequately responds to such increased legal, regulatory compliance and reporting requirements. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties and distract our management from attending to the growth of our business.

If members of our management or key individuals decide to leave us in the future, if we decide to make further changes to the composition of, or the roles and responsibilities of, these individuals, if we are not successful in attracting, motivating and retaining other key executives, board members and/or employees, if we are not able to effectively transition new management to our team or if our management team does not quickly adapt to managing a public company, it could have a material adverse effect on our business, financial condition and results of operations.

Any significant interruption in the operations of the customer call, order fulfillment and distribution centers we utilize could disrupt our ability to process customer orders and to deliver our merchandise in a timely manner, which could have a material adverse effect on our business, financial condition and results of operations.

Prior to the Reorganization, we utilized a 458,000 square foot facility in Lynchburg, Virginia owned by J.Crew that houses a customer call center and order fulfillment operations for our e-commerce business and a 284,000 square foot facility in Asheville, North Carolina owned by J.Crew that primarily supports our stores to replenish merchandise. We will continue to utilize these facilities pursuant to the Transition Services Agreement for a specified period of time following the Reorganization, after which we will move our fulfillment operations to a third-party provider.

Although J.Crew maintains back-up systems for these facilities and we have capabilities to bypass our distribution centers by fulfilling some e-commerce orders directly from our store locations, we may not be able to prevent a significant interruption in our operations if one or both of these facilities were impacted by a natural disaster, accident, failure of the inventory locator or automated packing and shipping systems we use or other events. We have experienced interruptions in the past in connection with website systems we share with J.Crew and there can be no assurance that future interruptions will not occur. In addition, we may experience difficulty transitioning from order fulfillment operations provided by J.Crew to those provided by a third-party, and comparable services provided by a third party may not be as effective as those currently provided by J.Crew, potentially resulting in additional interruptions, delays and costs. Any significant interruption in the operation of our order fulfillment operations, including an interruption caused by a failure to successfully expand or upgrade systems or manage transitions to utilizing the expansions or upgrades, could reduce our ability to receive and process orders and provide products and services to our stores and our wholesale and retail customers, which could result in lost sales, cancelled sales and a loss of loyalty to our brand and have a material adverse effect on our business, financial condition and results of operations.

Third-party failure to deliver merchandise to our distribution centers, stores and retail or wholesale customers or a disruption or adverse condition affecting our distribution centers could result in lost sales or reduced demand for our merchandise.

Our success depends on the timely receipt of merchandise from our vendors to our distribution centers and stores, and timely delivery of merchandise from our distribution centers to stores and retail or wholesale customers, as applicable. Independent third-party transportation companies deliver our merchandise to our distribution centers, stores and customers. Some of these third parties employ personnel represented by labor unions. Disruptions in the delivery of merchandise or work stoppages by employees of these third parties could delay the timely receipt of merchandise, which could result in cancelled sales, a loss of loyalty to our brand, increased logistics costs and excess inventory.

Immediately following the Reorganization, we will utilize distribution centers operated by J.Crew in North Carolina and Virginia pursuant to the Transition Services Agreement. Timely receipt of merchandise by these distribution centers, stores and customers may be affected by factors such as inclement weather, natural disasters, accidents, system failures and acts of terrorism. We may respond by increasing markdowns or initiating marketing promotions, which would decrease our gross profits and net income. While we have had no labor-related work stoppages and we believe our relationship with our associates is good, work stoppages or efforts by our associates to unionize at either of our distribution centers could disrupt our operations and harm our reputation.

Inability to recover from a business interruption and return to normal operations within a reasonable period of time could have a material adverse impact on our business, financial condition and results of operations.

If our independent manufacturers do not use ethical business practices or comply with applicable laws and regulations, our brand could be harmed due to negative publicity, which could have a material adverse effect on our business, financial condition and results of operations.

While we partner with organizations such as Fair Trade USA to ensure high-quality working conditions at the manufacturing facilities that we use and we, along with third parties that we retain for this purpose, monitor compliance with fair trade practices, we do not control our independent manufacturers. Accordingly, we cannot guarantee their compliance with our guidelines or applicable laws and regulations. Violation of labor or other laws by our independent manufacturers, or the divergence of an independent manufacturer’s practices from those generally accepted as ethical in the United States could result in negative publicity which could diminish the value of the Madewell brand, reduce demand for our merchandise and have a material adverse effect on our business, financial condition and results of operations.

We are subject to customs, advertising, consumer protection, product safety, environmental, zoning and occupancy and labor and employment laws that could require us to modify our current business practices, incur increased costs or harm our reputation if we do not comply.

We are subject to numerous laws and regulations, including customs, truth-in-advertising, consumer protection, health information privacy, identity theft, online privacy, product safety, environmental, unsolicited commercial communication and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. Changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs, which could hurt our profitability.

Legal requirements frequently change and are subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Failure to define clear roles and responsibilities or to regularly communicate with and train our associates may result in noncompliance with applicable laws and regulations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business. We expect the costs of compliance and risks to our business in this area to increase as we expand our e-commerce business and execute on our strategy to expand internationally. If these regulations were to change or were violated by our management, associates, suppliers or buying agents, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and have a material adverse effect on our business, financial condition and results of operations.

Our results of operations could be adversely impacted by currency exchange rate fluctuations.

Our international revenues are a small percentage of our business that may increase if we expand internationally. As a result, our future revenues may be impacted by changes in foreign currency exchange rates, which could have a material adverse effect on our business, financial condition and results of operations. Revenues and certain expenses in markets outside the United States are recognized in local foreign currencies, and we are exposed to potential gains or losses from the translation of those amounts into U.S. dollars for consolidation into our financial statements. Finally, our vendors and suppliers may also be impacted by currency exchange rate fluctuations with respect to the purchase of fabric and other raw materials.

Our business is affected by seasonality, which can result in fluctuations in our results of operations.

We experience moderate fluctuations in aggregate sales volume during the year. Historically, our revenues are generally lower during the first and second fiscal quarters and higher in the fourth fiscal quarter associated with the holiday shopping season. In fiscal 2018, our revenues in the first, second, third and fourth quarters represented 21%, 23%, 27% and 29%, respectively, of our total revenue for the year. Accordingly, any factors that harm our fourth fiscal quarter results of operations, including adverse weather or unfavorable economic conditions, could have a disproportionate material adverse effect on our business, financial condition and results of operations for the entire fiscal year.

In order to prepare for our peak shopping season, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Any unanticipated decrease in demand for our products during our peak shopping season could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross profit. Additional unplanned decreases in demand for our products could produce further reductions to our net sales and gross profit.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including changes in discretionary spending, the timing of store openings and the revenues generated by new stores, merchandise mix and investments in marketing. As a result, historical period-to-period comparisons of our revenues and results of operations are not necessarily indicative of future period-to-period results. See “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business.”

We have substantial goodwill recorded on our balance sheet, which may be subject to impairment losses in the future.

Certain factors, including consumer spending levels, industry and macroeconomic conditions, and the future profitability of our businesses, might have a negative impact on the carrying value of our goodwill and fixed assets. We could experience material impairment losses in the future. Although an impairment charge would be a non-cash expense, any impairment charges could materially increase our expenses and reduce our profitability. The process of testing goodwill for impairment involves numerous judgments, assumptions and estimates made by management including expected future profitability, cash flows and the fair values of assets and liabilities, which inherently reflect a high degree of uncertainty and may be affected by significant variability. If the business climate deteriorates, then actual results may not be consistent with these judgments, assumptions and estimates, and our goodwill may become impaired in future periods. This would, in turn, have a material adverse effect on our business, financial condition and results of operations.

We may be a party to legal proceedings in the future that could adversely affect our business.

From time to time, like others in the specialty retail industry, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, intellectual property, consumer protection, consumer accessibility and other proceedings arising in the ordinary course of business. In addition, there are an increasing number of cases being filed in the specialty retail industry, including those that we have been subject to or may be subject to in the future, that contain class and representative action allegations, such as those relating to data privacy and wage and hour laws. We evaluate our exposure to these legal proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have a material adverse effect on our business, financial condition and results of operations.

We could be subject to changes in our tax rates and the adoption of new U.S. or international tax legislation or exposed to additional tax liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to taxes in the United States and in certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation, including in the United States.

We are also subject to the examination of our tax returns and other tax matters by the Internal Revenue Service (the “IRS”) and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase, particularly in the United States, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, it may have a material adverse effect on our business, financial condition and results of operations.

In December 2017, President Donald Trump signed into law legislation that significantly revises the Internal Revenue Code of 1986, as amended (the “Code”). Such changes include a reduction in the corporate tax rate from 35% to 21% and limitations on certain corporate deductions and credits, including significant limitations on the deductibility of interest, among other changes. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this federal tax law has had and is expected to continue to have a negative impact on our results of operations, which may be material.

Under the tax matters agreement, we will assume, and indemnify J.Crew for, any Separation Taxes and make cash payments to J.Crew in respect of certain tax benefits to which we may become entitled. Such payments we will be required to make may be substantial and may exceed our current estimates.

Upon the closing of this offering, we will be a party to a tax matters agreement with J.Crew. Pursuant to such tax matters agreement, we will agree to assume, and indemnify J.Crew for, any Taxes (as defined in the tax matters agreement) allocated to us under the tax matters agreement. Notably, under the tax matters agreement, Separation Taxes (defined in the tax matters agreement as generally including any Taxes resulting from the Separation and related transactions) will be allocated to us. While the exact amount of such Taxes is subject to various factors, we currently estimate such Taxes will not exceed $                . There can be no assurance that the IRS or other tax authorities will agree with our calculation of such Taxes and there is a risk that we will ultimately become subject to a Tax amount that exceeds the aforementioned estimate.

In addition, under the tax matters agreement, we will pay J.Crew an amount equal to 50% of the Tax savings (as and when realized) to the extent we use Tax attributes that were generated by J.Crew Group in the Pre-Distribution Period (as defined in the tax matters agreement) and retained by us in connection with the Separation to reduce our Taxes in a Post-Distribution Period (as defined in the tax matters agreement) (including a reduction in estimated Taxes), as discussed further in “Other Information Related to the Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew—Tax Matters Agreement.” Under the current tax rules and tax rates, we estimate the amount of such payments to be made over time will not exceed a total of $                . However, the actual amount and timing of any such payments under the tax matters agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rates then applicable.

Reductions in the volume of mall traffic or the closing of shopping malls as a result of changing economic conditions or demographic patterns could significantly reduce our sales and leave us with excess inventory.

Approximately half of our stores are currently located in shopping malls. Sales at stores located in malls are highly dependent on the traffic in those malls and the ability of developers to generate traffic near our stores. Our stores benefit from the ability of the malls’ “anchor” tenants, generally large department stores and other area attractions, to generate consumer traffic in the vicinity of our stores. Unfavorable economic conditions and changes in consumer behavior, particularly in certain regions, have adversely affected mall traffic and resulted in the closing of certain anchor stores and has threatened the viability of certain commercial real estate firms which operate major shopping malls. A continuation of this trend, including failure of a large commercial landlord or continued declines in the popularity of mall shopping generally among our customers, would reduce our sales and leave us with excess inventory.

Inventory shrinkage could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk of inventory loss and theft. Although our inventory shrinkage rates have not been material, or fluctuated significantly in recent years, there can be no assurances that actual rates of inventory loss and theft in the future will be within our estimates or that the measures we are taking will effectively reduce inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, it could have a material adverse effect on our business, financial condition and results of operations.

Parties with whom we do business may be subject to insolvency risks or may otherwise become unable or unwilling to perform their obligations with us.

We are party to contracts, transactions and business relationships with various third parties pursuant to which such third parties have performance, payment and other obligations to us. If any of these third parties were to become subject to bankruptcy, receivership or similar proceedings, our rights and benefits in relation to our contracts, transactions and business relationships with such third parties could be terminated, modified in a manner adverse to us, or otherwise impaired. We cannot make any assurances that we would be able to arrange for alternate or replacement contracts transactions or business relationships on terms as favorable as our existing contracts, transactions or business relationships, if at all. Any inability on our part to do so could have a material adverse effect on our business and results of operations.

The Reorganization and related transactions may expose us to potential liabilities arising out of state and federal fraudulent transfer laws and legal distribution requirements.

The Reorganization could be challenged under various state and federal fraudulent transfer laws. An unpaid creditor of J.Crew or a representative thereof could claim that the Reorganization is subject to avoidance pursuant to state or federal fraudulent transfer laws, including on the basis that (i) the Reorganization was effected to hinder, delay, or defraud the unpaid creditor, (ii) J.Crew received less than reasonably equivalent value in connection with the Reorganization and the Reorganization (a) was effected with, or resulted in, an insolvent J.Crew, (b) resulted in J.Crew having unreasonably small capital, or (c) resulted in J.Crew incurring debts beyond its ability to repay such debts as they mature. If a court believed that the Reorganization was not subject to a safe harbor and agreed with such unpaid creditor that the Reorganization constituted a fraudulent transfer, then such court could impose a number of different remedies, including voiding the Reorganization, returning our assets or your shares in our company to J.Crew or providing J.Crew with a claim for money damages against us in an amount equal to the difference between the consideration received by J.Crew and our fair market value at the time of the Reorganization. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that J.Crew was solvent at the time of or after giving effect to the Reorganization, including the distribution of our common stock. Any successful claim that the Reorganization was a fraudulent transfer would have a material adverse effect on our business, financial condition and results of operations.

Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or any inability to timely deliver such communications could materially adversely affect our net revenue and business.

Our business is highly dependent upon email and other messaging services for promoting our brand, products and e-commerce platforms. We provide emails and “push” communications to inform consumers of new products, shipping specials and other promotions. We believe these messages are an important part of our consumer experience. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open or read our messages, our net revenue and profitability would be materially adversely affected. Changes in how web and mail services block, organize and prioritize email may reduce the number of subscribers who receive or open our emails. For example, Google’s Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber’s inbox or viewed as “spam” by our subscribers and may reduce the likelihood of that subscriber reading our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to consumers. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially adversely impact our business. Our use of email and other messaging services to send communications to consumers may also result in legal claims against us, which may cause us increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage consumers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our consumers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by consumers could have a material adverse effect on our business, financial condition and results of operations.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. In addition to privacy and data security, these regulations and laws may involve taxes, tariffs, anti-spam, content protection, electronic contracts and communications, consumer protection, social media marketing, third-party cookies, web beacons and similar technology for online behavioral advertising and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our consumer base may be adversely affected, and we may not be able to maintain or grow our net sales and expand our business as anticipated.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit cards, debit cards, gift cards, PayPal, cash and bank checks. For existing and future payment methods we offer to our customers, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in increased costs and reduce the ease of use of certain payment methods), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time, raising our operating costs and lowering our profitability. We rely on third-party service providers for payment processing services, including the processing of credit and debit cards. Our business may be negatively affected if these third-party service providers become unwilling or unable to provide these services to us. We are also subject to payment card brand operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from our customers and process electronic funds transfers or facilitate other types of payments. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

In fiscal 2018, we sourced our products from approximately 20 countries, with products sourced from mainland China representing 60% of our merchandise and products sourced from Vietnam and Indonesia representing an additional 20% of our merchandise during that time. We also sell our products in several countries outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control (OFAC).

While we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anticorruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption or trade controls laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

Our failure to find store employees that reflect our brand image and embody our culture could have a material adverse effect on our business, financial condition and results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our culture and customers, and are able to adequately and effectively represent this culture and establish credibility with our customers. The store employee turnover rate in the specialty retail industry is generally high. Labor shortages and excessive store employee turnover will result in higher employee costs associated with finding, hiring and training new store employees. If we are unable to attract, hire and retain store personnel capable of consistently providing exceptional customer service, as demonstrated by their enthusiasm for our culture and brand, understanding of our clients and knowledge of the merchandise we offer, our ability to open new stores and operate existing stores may be impaired and our performance and brand image may be negatively impacted. Competition for such qualified individuals and wage increases by other retailers could require us to pay higher wages to attract a sufficient number of employees. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business, financial condition and results of operations.

Changes to estimates related to our property, fixtures and equipment or results of operations that are lower than our current estimates at certain store locations may cause us to incur impairment charges on certain long-lived assets, which may have a material adverse effect on our business, financial condition and results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual store operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future results of operations. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, it may have a material adverse effect on our business, financial condition and results of operations.

Changes in generally accepted accounting principles in the United States could have a material adverse effect on our previously reported results of operations.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various bodies formed to promulgate and to interpret appropriate accounting principles. For example, in February 2016 and July 2018, pronouncements were issued with respect to the accounting for leases. Effective for fiscal years beginning after December 15, 2018, the pronouncements require lessees to recognize right-of-use lease assets (“ROU assets”) and right-of-use lease liabilities (“ROU liabilities”) for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. We adopted the pronouncements in the first quarter of fiscal 2019 using the effective date method whereby initial application occurs on the date of adoption with comparative periods unchanged. Upon adoption of the new standard, we recorded a significant gross-up to the balance sheet, including ROU assets of $121.1 million and ROU liabilities of $148.2 million. We utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of our identification of leases, historical lease classification and initial direct costs for existing leases. We elected to use hindsight in determining the lease term. Future changes such as these to accounting principles or interpretations could have a significant effect on our previously reported results of operations and could affect the reporting of transactions completed before the announcement of a change.

Climate change and related regulatory responses may adversely impact our business.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our product costs and impact the types of apparel products that consumers purchase. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

In many countries, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the potential to impact our operations directly or indirectly as a result of required compliance by us, our suppliers and our contract manufacturers. In addition, we may choose to take voluntary steps to mitigate our impact on climate change. As a result, we may experience increases in energy, production, transportation and raw material costs, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Further, extreme weather conditions in the areas in which our stores are located may cause a greater number of store closures or lost revenue than we have historically experienced. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions, which could adversely affect our ability to execute our ability to effectively offer seasonal merchandise. Reduced revenue from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We are subject to insurance-related risks.

We believe that we have, and will continue to maintain following the Reorganization, insurance customary for businesses of our size and type, including liability insurance, property and business interruption insurance, directors’ and officers’ insurance, and cyber insurance, with deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us on a timely basis. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure. If we incur these losses and they are material, it may have a material adverse effect on our business, financial condition and results of operations. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Risks Related to the Reorganization

Our substantial indebtedness following the completion of the Reorganization, as well as the documents governing such indebtedness, may adversely affect our financial health and operating flexibility.

We will incur a substantial amount of new indebtedness in connection with the Reorganization, and would have had approximately $                million of outstanding indebtedness as of November 2, 2019, pro forma for the Reorganization.

This substantial amount of indebtedness could have important consequences to us, including:

•	limiting our ability or increasing the costs to refinance our indebtedness;

•

limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our business strategy or other purposes limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are not as highly leveraged;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

•	increasing our vulnerability to general adverse economic and industry conditions, including increases in interest rates; and

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures.

We also have, and will continue to have, significant lease obligations. As of February 2, 2019, our minimum annual rental obligations under long-term operating leases for fiscal 2019 and fiscal 2020 are $34.2 million and $32.0 million, respectively.

The financing agreements governing the new indebtedness we expect to incur in connection with the Reorganization will contain various covenants and restrictions, including                .

These restrictions could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions.

The historical consolidated financial data of Chinos Holdings and the supplemental historical combined financial data of the Madewell business are not necessarily representative of the results we would have achieved after giving effect to the Reorganization and may not be a reliable indicator of our future results.

The historical consolidated financial data of Chinos Holdings and the supplemental historical combined financial data of the Madewell business included in this prospectus do not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future for the following reasons, among others:

•

the historical consolidated financial data of Chinos Holdings includes the financial condition, results of operations and cash flows of the J.Crew business, which will be spun off and will not be a part of our business after the Reorganization;

•

the historical consolidated financial data of Chinos Holdings and the supplemental historical combined financial data of the Madewell business do not reflect the Reorganization or the tax impact thereof or one-time expenses relating to the Reorganization;

•

the supplemental historical combined financial data of the Madewell business reflects expense allocations for certain support functions that are provided on a centralized basis within J.Crew, such as expenses for, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership that may be materially higher or lower than the comparable expenses we will occur under the Transition Services Agreement, or will incur in the future as a standalone, publicly traded company;

•

our cost of debt and our capital structure will be different from that reflected in the historical consolidated financial data of Chinos Holdings because they do not give effect to the repayment of the pre-Reorganization debt and the incurrence of new indebtedness in connection with the Reorganization;

•

our cost of debt and our capital structure will be different from that reflected in the supplemental historical combined financial statements of the Madewell business because they do not include an allocation of debt or interest expense from Chinos Holdings because we are not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to our business and they do not reflect the incurrence of new indebtedness in connection with the Reorganization;

•

significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and

•

this offering may have a material effect on our customers and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our reduced relationship with J.Crew.

Our financial condition and future results of operations, after giving effect to the Reorganization, will be materially different from amounts reflected in the historical consolidated financial statements of Chinos Holdings and the supplemental historical combined financial statements of the Madewell business included elsewhere in this prospectus. As a result of the Reorganization, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

We and our subsidiaries may not be able to generate sufficient cash to service all of our indebtedness, may not be able to refinance all of our indebtedness before it becomes due and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability and our subsidiaries’ ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. In addition, because we derive a substantial portion of our operating income from our subsidiaries, our ability to repay our debt depends upon the performance of our subsidiaries, their ability to dividend or distribute funds to us and our receipt of funds.

We and our subsidiaries may not be able to generate cash flows from the operations on an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability pursue these alternative measures. These alternatives measures may not be successful and may not permit us or our subsidiaries to meet scheduled debt service obligations.

The unaudited pro forma consolidated financial information in this prospectus is based on estimates and assumptions that may prove to be materially different from our actual experience.

In preparing the unaudited pro forma consolidated financial information included elsewhere in this prospectus, we have made certain adjustments to the historical combined financial information based upon currently available information and upon estimates and assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Reorganization. However, these estimates are predicated on assumptions, judgments and other information which are inherently uncertain.

These estimates and assumptions used in the preparation of the unaudited pro forma consolidated financial information in this prospectus may be materially different from our actual financial condition and results of operation. The unaudited pro forma consolidated financial information included elsewhere in this prospectus does not purport to represent what our results of operations would actually have been had we operated as a standalone public company during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma consolidated financial information and related notes. See “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings.”

For so long as Chinos SPV controls a majority of the voting power of our outstanding common stock, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering, we will qualify as a “controlled company” within the meaning of the corporate governance standards of the NYSE because Chinos SPV will control a majority of the voting power of our outstanding common stock entitled to vote in the election of directors. A “controlled company” may elect not to comply with certain corporate governance requirements of the NYSE. Accordingly, for so long as we are a “controlled company,” we may take advantage of available “controlled company” exemptions from compliance with certain corporate governance requirements under NYSE rules, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of our corporate governance and compensation committees.

Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

As a result of the Separation, we will lose J.Crew’s brand, reputation, capital base and other resources, and may experience difficulty operating as a standalone company.

We believe our association with J.Crew has contributed to our building relationships with our customers due to J.Crew’s globally recognized brand and perceived high-quality products. The Separation could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products or limit our growth.

The loss of J.Crew’s scale, capital base and customer and supplier relationships may also prompt suppliers to reprice, modify or terminate their relationships with us. In addition, J.Crew’s reduction of its ownership of our company could potentially cause some of our existing agreements and licenses to be terminated. We cannot predict with certainty the effect that the Reorganization will have on our business, our clients, vendors or other persons.

Further, because we have not operated the Madewell business as a standalone, publicly traded company in the past, we may have difficulty doing so. We may need to acquire assets and resources in addition to those provided by J.Crew to our company, and in connection with the Separation, may also face difficulty in separating our assets from J.Crew’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be materially adversely affected if we have difficulty operating as a standalone, publicly traded company, fail to acquire assets that prove to be important to our operations or incur unexpected costs in separating our assets from J.Crew’s assets or integrating newly-acquired assets.

J.Crew may compete with us.

J.Crew will not be restricted from competing with us in the specialty retail industry. Due to J.Crew’s significant resources, name recognition and know-how, J.Crew could have a competitive advantage over us should it decide to compete directly with us, which may materially and adversely affect our business, financial condition, and results of operations.

In addition, we do and may partner with companies that compete with J.Crew in certain markets. Chinos SPV’s control over us may affect our ability to effectively partner with these companies. This may have a material adverse effect on our business, financial condition and results of operations.

Following the Separation, conflicts of interest may arise because Chinos SPV has a concentrated ownership of our common stock and is the parent company of the entities that operate the J.Crew business, and our inability to resolve any such conflicts that arise between us and J.Crew could have a material adverse effect on our business, financial condition and results of operations.

Following the Separation, potential conflicts or disputes may arise between J.Crew and us in a number of areas relating to our past or ongoing relationships, including:

•	tax, employee matters, indemnification and other matters arising from our relationship with J.Crew;

•	business combinations involving us;

•	the nature, quality and pricing of services J.Crew Holdings has agreed to provide us under the Transition Services Agreement and our other agreements;

•	business opportunities that may be attractive to us and J.Crew;

•	intellectual property or other proprietary rights; and

•	joint sales and marketing activities with J.Crew.

The resolution of any potential conflicts or disputes between us and J.Crew over these or other matters may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated party.

In addition, following the Separation, conflicts of interest may arise because Chinos SPV has a concentrated ownership of our common stock and is the parent company of the entities that operate the J.Crew business. Chinos SPV’s ownership of J.Crew could create, or appear to create, conflicts of interest with respect to matters involving both us and J.Crew. Provisions of our amended and restated certificate of incorporation that will be in effect prior to the closing of this offering will require us to renounce corporate opportunities that are presented to Chinos SPV, which could have a material adverse effect on our business, financial condition and results of operations.

The agreements we have entered into with J.Crew Holdings and certain of its subsidiaries, which are described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions,” are of varying durations and may be amended upon agreement of the parties. The terms of these agreements were primarily determined by J.Crew Holdings or its subsidiaries, and therefore may not be representative of the terms we could obtain on a stand-alone basis or in negotiations with an unaffiliated third party. For so long as we are controlled by Chinos SPV, we may be unable to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party. For more information, see “Other Information Related to this Offering—Certain Relationships and Related Party Transactions.”

We will incur significant charges in connection with this offering and the Reorganization transactions and incremental costs as a standalone public company.

We will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access after this offering. We may also need to make investments or hire additional employees to operate without the same access to J.Crew’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate and the timing of the incurrence of these costs is subject to change.

J.Crew currently performs or supports many important corporate functions for our company. The supplemental historical combined financial statements of the Madewell business reflect charges for these services on an allocated basis. Following this offering, many of these services will be governed by the Transition Services Agreement. Under the Transition Services Agreement, we will be able to use these J.Crew services for a fixed term established on a service-by-service basis.

Additionally, after the Transition Services Agreement terminates, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from J.Crew. When we begin to operate these functions separately, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from J.Crew, which may not be addressed in our Transition Services Agreement. The level of this informal support will diminish or be eliminated following this offering.

In addition, the supplemental historical combined financial statements of the Madewell business include the Allocated Costs, which have historically been held at the Chinos Holdings corporate level but which are specifically identifiable or attributable to the businesses being transferred to us in connection with the Separation. The value of the assets and liabilities we assume in connection with the Reorganization could ultimately be materially different than such attributions, which could have a material adverse effect on our financial condition.

Similarly, our actual costs and expenses as a standalone company could be materially higher than is currently reflected in the supplemental historical combined financial statements of the Madewell business.

In connection with the Separation, J.Crew will indemnify us and we will indemnify J.Crew for certain liabilities. There can be no assurance that the indemnities from J.Crew will be sufficient to insure us against the full amount of such liabilities.

The Transition Services Agreement that we will enter into with one or more J.Crew entities in connection with the Separation will provide, among other things, that J.Crew generally will indemnify us for losses that we incur arising out of, or relating to, the businesses conducted by J.Crew and losses that we incur to the extent caused by or resulting from third party claims (a) intentionally and exclusively caused by the misconduct of J.Crew in the provision of services rendered under the Transition Services Agreement and (b) exclusively caused by the gross negligence of J.Crew in the provision of services rendered under the Transition Services Agreement. In addition, we generally will indemnify J.Crew for losses that J.Crew incurs arising out of, or relating to, our business and losses J.Crew incurs arising out of, or relating to, (i) our breach of the Transition Services Agreement, (ii) gross negligence or willful misconduct by us in using any services rendered pursuant to the Transition Services Agreement, (iii) third party claims arising from or relating to the provision of the services rendered under the Transition Services Agreement or (iv) negligence or misconduct by our employees or consultants in connection with the performance or receipt of such services. In addition, pursuant to the Tax Matters Agreement with one or more J.Crew entities, we will agree to assume, and indemnify J.Crew for any Taxes allocated to us under the Tax Matters Agreement. In addition we will pay J.Crew Holdings an amount equal to 50% of the tax savings (as and when realized) to the extent we use tax attributes that were generated by J.Crew Holdings in the Pre-Distribution Period and transferred to us in connection with the Separation to reduce our Taxes in a Post-Distribution Period (as defined in the Tax Matters Agreement) (including a reduction in estimated taxes), as discussed further in “Other Information Related to the Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew—Tax Matters Agreement.” We may not be able to recover any or all of the amount of indemnified losses from J.Crew should it be financially unable to perform under its indemnification obligations due to financial distress, or other reasons. Moreover, even if we ultimately succeed in recovering form J.Crew any amounts for which we are held liable, we may be temporarily requried to bear these losses ourselves. In addition, we may be required to make substantial payments under our indemnity obligations to J.Crew, or under the Tax Matters Agreement, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to litigation related to the Reorganization.

Litigation frequently follows the announcement of transformative business transactions and stockholders in J.Crew may seek damages or other remedies in connection with the Reorganization and this offering. Any such litigation could be expensive and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

There is no existing market for our common stock and an active, liquid trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our shares that you purchase. The initial public offering price of our common stock will be determined by negotiation between us and the underwriters, and may not be indicative of prices that will prevail after the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

The price of our common stock may be volatile and you could lose all or part of your investment.

Securities markets worldwide have experienced in the past, and are likely to experience in the future, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions could reduce the market price of our common stock, regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein and other factors beyond our control. Factors affecting the trading price of our common stock could include:

•	market conditions in the broader stock market;

•	actual or anticipated variations in our quarterly results of operations;

•	developments in our industry in general;

•	variations in results of operations of similar companies;

•	introduction of new products by us or our competitors;

•	issuance of new, negative, or changed securities analysts’ reports or recommendations or estimates;

•	sales, or anticipated sales, of our stock, including sales by our officers, directors, and significant stockholders;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	announcements, media reports or other public forum comments related to litigation, claims or reputational charges against us;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our common stock;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, war, acts of terrorism, other natural disasters or responses to these events;

•	changes in accounting principles;

•	share-based compensation expense under applicable accounting standards;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock sometimes have instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could have a material adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced in part by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If one or more of these analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors, publish inaccurate or unfavorable research about our business or cease coverage of our company, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could cause the market price for our common stock to decline.

Upon completion of this offering, there will be                  shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless held by our affiliates. At the time of this offering, we also will have                  registered shares of common stock reserved for issuance under our equity incentive plans of which options to purchase                  shares of common stock are outstanding and options to purchase                  shares of common stock and restricted stock units representing                  shares of common stock will be issued in connection with this offering, which shares may be issued upon issuance and once vested, subject to any applicable lock-up restrictions then in effect. In addition, following the completion of this offering, Chinos SPV will beneficially own approximately     % of our outstanding shares of common stock (or approximately     % if the underwriters’ option to purchase additional shares is exercised in full). We have granted registration rights to Chinos SPV pursuant to which they will have the right to demand that we register common stock held by them under the Securities Act as well as the right to demand that we include any such shares in any registration statement that we file with the SEC, subject to certain exceptions. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew—Registration Rights Agreement.” If the shares held by Chinos SPV are registered pursuant to such registration rights agreement, they will be freely tradeable. We are unable to predict with certainty whether or when Chinos SPV will sell a substantial number of shares of our common stock following this offering but Chinos SPV may do so to raise funds to repay its loans, including the New Chinos SPV Senior Secured Loans, and meet their other obligations including future indebtedness. Pursuant to the limited liability company agreement governing Chinos SPV (the “SPV LLC Agreement”), if, subject to certain conditions, at any time commencing 33 months (or in the case of the preferred stock of Chinos SPV, 48 months) from the date of the closing of the Reorganization transactions, the loan to value ratio with respect to Chinos SPV’s investment in us (as calculated pursuant to the SPV LLC Agreement) exceeds certain specified thresholds, holders of loans to Chinos SPV shall have the right to appoint a default manager who has the right (or in the case of the holders of preferred stock of Chinos SPV, the Sponsors shall have the right) to either dispose of shares of our common stock or effect a payment- or distribution-in-kind, as applicable, of shares of our common stock held by Chinos SPV to holders of its debt or preferred stock, as applicable, subject to certain limitations (the “Madewell LTV Covenants”). We cannot predict the effect, if any, that sales of shares of our common stock by Chinos SPV or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. Of the remaining shares of common stock outstanding,                  will be restricted securities within the meaning of Rule 144 under the Securities Act and subject to certain restrictions on resale following the completion of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act, or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Other Information Related to this Offering—Shares Eligible for Future Sale.”

We, each of our officers and directors and certain other holders of our common stock have agreed that (subject to certain exceptions), for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of                 , dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock.                 , in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. See “Other Information Related to This Offering—Underwriting.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Other Information Related to This Offering—Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

If Chinos SPV sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, Chinos SPV will beneficially own approximately     % of our outstanding shares of common stock (or approximately     % if the underwriters’ option to purchase additional shares is exercised in full). Chinos SPV will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of Chinos SPV to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Chinos SPV on its private sale of our common stock. Additionally, if Chinos SPV privately sells some or all of its significant equity interest in our company, or if secured parties foreclose on any or all of the shares of common stock beneficially owned by Chinos SPV pursuant to the pledges for the benefit of the holders of the New Chinos SPV Senior Secured Loans made by Chinos SPV, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Chinos SPV sells a controlling interest in our company to a third party, any of our outstanding indebtedness may be subject to acceleration and our commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our results of operations and financial condition.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or to pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. We do not intend in the foreseeable future to pay any dividends to holders of our common stock. We currently intend to retain our future earnings, if any, for the foreseeable future to repay indebtedness and to support our general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which investors have purchased their shares. However, the payment of future dividends will be at the discretion of our Board, subject to applicable law, and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends, and other considerations that our Board deems relevant. See “Dividend Policy.” As a consequence of these limitations and restrictions, we may not be able to make the payment of dividends on our common stock.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our net tangible book value as of February 2, 2019, and the initial public offering price of $         per share, you will incur immediate and substantial dilution in the amount of $        per share. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans.

After this offering, we will have approximately             shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. Additionally, there are an aggregate of             shares of common stock reserved for issuance under our 2020 Equity Incentive Plan. Any common stock that we issue, including under our 2020 Equity Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In addition, such issuances, or the perception that they could occur, may have an adverse impact on the price of our common stock. See “Dilution.”

As a standalone public company, we may expend additional time and resources to comply with rules and regulations that do not currently apply to us, and failure to comply with such rules may lead investors to lose confidence in our financial data.

As a standalone public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations of the NYSE. We will have to establish procedures and practices required as a separate, standalone public company. Establishing such procedures and practices will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company requirements, including compliance programs and investor relations, as well as our financial reporting obligations. As a result, we have and will continue to incur significant legal, accounting and other expenses that we did not previously incur to comply with these rules and regulations. Furthermore, the need to establish the corporate infrastructure necessary for a standalone public company may divert some of management’s attention from operating our business and implementing our strategy. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations. In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for fiscal 2020. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting beginning with our annual report on Form 10-K for fiscal 2020. If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our Company, even if an acquisition would be beneficial to our stockholders.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law (the “DGCL”), could delay or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock, even if it would benefit our stockholders.

In addition, our Board has the authority to cause us to issue, without any further vote or action by the stockholders, up to                shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price, or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders, even where stockholders are offered a premium for their shares. See “Other Information Related to this Offering—Description of Capital Stock—Anti-takeover Provisions.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions of the specialty retail industry and our operations, performance and financial condition, including in particular, statements relating to our business, growth strategies, product development efforts, and future expenses. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Prospectus Summary,” “Risk Factors,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings,” “Additional Information Related to Chinos Holdings—Chinos Holdings Business,” “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business” and “Additional Information Related to the Madewell Business—Madewell Business.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national, or global political, economic, business, competitive, market, and regulatory conditions and the following:

•	Our failure to predict fashion trends or react to changing consumer preferences in a timely manner.

•	Damage to our brand or reputation due to negative publicity.

•	Heightened competition from other specialty retailers, including those with a similar focus on denim, certain of which have substantially greater resources than we do.

•	Our ability to enhance and expand our omnichannel capabilities through the further integration of our in-store and e-commerce channels.

•	Our ability to execute on our real estate strategy.

•	Disruptions to the operations of our order and distribution centers or failure of third-party vendors.

•	Changes in U.S. foreign trade policy, the imposition of tariffs or trade disputes.

•	The impact of global economic conditions affecting the production or transportation costs of our products.

•	Our dependence on our relationship with J.Crew for certain operational and corporate functions following the Separation and J.Crew’s ability to perform these functions.

•	Changes in, or failure to comply with, government regulation of the Internet and e-commerce, data privacy, anti-corruption and anti-bribery laws.

•	Our substantial indebtedness following the completion of the Reorganization.

•	The loss of our access to certain of J.Crew’s brand, services, reputation, capital base and other resources following the Separation.

•	The other factors set forth under “Risk Factors.”

See “Risk Factors” for a further description of these and other factors. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or to revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should be viewed as historical data.

THE REORGANIZATION

Concurrent with or immediately prior to the completion of this offering:

•

Chinos Holdings, pursuant to a series of transactions, will (i) form a new subsidiary, J.Crew Holdings, (ii) contribute the entities operating the J.Crew business to J.Crew Holdings in exchange for voting common stock of J.Crew Holdings and (iii) distribute the voting common stock of J.Crew Holdings to common stockholders of Chinos Holdings, after which the J.Crew business will cease to be a part of Chinos Holdings;

•

Chinos Holdings and J.Crew Holdings will each merge into a separate merger subsidiary of Chinos SPV, after which, immediately prior to the closing of this offering, (i) Chinos Holdings will be a direct, wholly owned subsidiary of Chinos SPV and (ii) all of the voting common stock of J.Crew Holdings will be directly owned by Chinos SPV and a class of nonvoting common stock of J.Crew Holdings will be owned by certain employees of J.Crew Holdings;

•

Chinos Holdings will cease to be an obligor or guarantor of, or have any assets pledged as collateral for, any of its, or its subsidiaries’, pre-Separation indebtedness, as (i) a portion of the Existing Term Loan Facility will be exchanged for the New Exchange Chinos SPV Senior Secured Loans and none of Chinos Holdings or its subsidiaries will be an obligor for, or provide any credit support for, debt obligations of Chinos SPV, including the New Exchange Chinos SPV Senior Secured Loans, (ii) the remaining portion of the Existing Term Loan Facility and the entirety of the Existing ABL Facility will each be repaid in full in cash using the net proceeds of this offering and the incurrence of new indebtedness by Chinos Holdings and Chinos SPV (each described below) and (iii) the Senior Notes will be the only remaining pre-Separation indebtedness outstanding and will be obligations of subsidiaries of J.Crew Holdings following the Separation, and all remaining interest payments on the Senior Notes through the maturity date of September 15, 2021, will be pre-funded in a segregated account in cash by J.Crew Holdings at the time of the Separation;

•

Madewell, Inc. will (i) incur $             million of new indebtedness pursuant to the New Madewell Term Loan Facility, the net proceeds of which will be used to repay a portion of the Existing Term Loan Facility and the Existing ABL Facility, and (ii) enter into the New Madewell ABL Facility in the amount of $         million;

•

Chinos SPV will borrow up to $             million from the Sponsors in the form of New Money Chinos SPV Senior Secured Loans in order to facilitate the Reorganization transactions and contribute to the cash paydown of the Existing Term Loan Facility and the Existing ABL Facility;

•

Chinos Holdings and Chinos SPV will enter into the Registration Rights Agreement, pursuant to which, among other things, Chinos SPV will have the right, under certain circumstances, to require Chinos Holdings to register shares of common stock of Chinos Holdings held by Chinos SPV;

•

Chinos Holdings and Chinos SPV will enter into the Investors’ Rights Agreement pursuant to which, among other things, Chinos SPV will have certain director designation rights with respect to the board of directors of Chinos Holdings;

•	Chinos SPV will pledge the equity it holds in Chinos Holdings and J.Crew Holdings for the benefit of the lenders under the New Chinos SPV Senior Secured Loans; and

•

Chinos Holdings and J.Crew Holdings will enter into the Transition Services Agreement and other related agreements, including a separation and distribution agreement, a tax matters agreement and an employee matters agreement. Pursuant to the Transition Services Agreement, J.Crew Holdings and its subsidiaries operating the J.Crew business will continue to provide Chinos Holdings with certain administrative capabilities for specified periods of time following the Separation.

We refer to these transactions, together with this offering, collectively as the “Reorganization.” All of the Reorganization transactions are contingent upon one another, and all approvals and actions required to execute each of these transactions will have been obtained or taken, as appropriate, prior to the commencement of the Reorganization. This offering will not be consummated unless each of the other Reorganization transactions is completed. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew” and “Use of Proceeds.”

Immediately following the Reorganization, Chinos SPV and investors in this offering will hold         % and         % of the outstanding common stock of Chinos Holdings, respectively, or         % and         %, respectively, if the underwriters exercise their option to purchase additional shares in full. The pre-Reorganization preferred stock of Chinos Holdings will no longer be outstanding following the Reorganization and the only remaining issued and outstanding equity securities of Chinos Holdings will be common stock.

After the Reorganization, Chinos SPV will hold 100% of the outstanding voting equity interests of J.Crew Holdings, Chinos Holdings will no longer directly or indirectly own or operate the J.Crew business and the only business of Chinos Holdings will be the Madewell business. Accordingly, the Madewell business is the business in which you are investing if you buy shares of common stock in this offering.

We are pursuing the Reorganization to (i) separate the Madewell and J.Crew businesses, allowing investors to invest in each as standalone businesses and (ii) recapitalize Chinos Holdings, including the discharge or transfer of its obligations under its pre-Reorganization indebtedness, the incurrence of new debt obligations and the offering of its common stock to the public pursuant to this offering.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                million, or approximately $                million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay $             million and $             million of the Existing Term Loan Facility and the Existing ABL Facility, respectively. We expect that (i) of the remaining $             million outstanding indebtedness under the Existing Term Loan Facility, $             million will be exchanged for the New Exchange Chinos SPV Senior Secured Loans borrowed by Chinos SPV, $             million will be repaid using the proceeds of the New Madewell Term Loan Facility and $             million will be repaid using the proceeds of the New Chinos SPV Senior Secured Loans borrowed by Chinos SPV in order to facilitate the Reorganization transactions and (ii) of the remaining $             million outstanding indebtedness under the Existing ABL Facility, $             million will be repaid using the proceeds of the New Madewell Term Loan Facility and $             million will be repaid using the proceeds of the New Chinos SPV Senior Secured Loans borrowed by Chinos SPV in order to facilitate the Reorganization transactions. Net proceeds from this offering that are not used to repay outstanding indebtedness under the Existing Term Loan Facility or the Existing ABL Facility will be used to pay fees and other expenses related to the Reorganization.

Initial borrowings under the Existing Term Loan Facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either LIBOR or a base rate. New borrowings under the Existing Term Loan Facility bear interest at LIBOR plus 9% per annum payable in cash plus 3% per annum payable in kind. The maturity date of the Existing Term Loan Facility is March 5, 2021. Borrowings drawn under the Existing ABL Facility bear interest at a rate per annum equal to, at an option, any of the following, plus, in each case, an applicable margin: (a) in the case of loans in U.S. dollars, a base rate; (b) in the case of loans in U.S. dollars or in Euros, LIBOR; (c) in the case of loans in Canadian dollars, the average offered rate for Canadian dollar bankers’ acceptances having an identical term of the applicable loan; and (d) in the case of loans in Canadian dollars, a fluctuating rate. The maturity date of the Existing ABL Facility is November 17, 2021. For more information, see note 11 to the historical consolidated financial statements of Chinos Holdings.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, an increase (decrease) of one million shares of common stock sold in this offering by us would increase (decrease) our net proceeds by $                , assuming the initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

•	restrictions in our debt instruments;

•	general economic business conditions;

•	our earnings, financial condition and results of operations;

•	our capital requirements;

•	our prospects;

•	legal restrictions; and

•	such other factors as our board of directors may deem relevant.

See “Risk Factors—Risks Related to Our Initial Public Offering and Ownership of Our Common Stock—Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price,” “Risk Factors—Risks Related to Our Initial Public Offering and Ownership of Our Common Stock,” “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business—Liquidity and Capital Resources,” “Additional Information Related to the Madewell Business—Description of Material Indebtedness of Madewell” and “Other Information Related to this Offering—Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of November 2, 2019:

•	on an actual basis for Chinos Holdings;

•	on a pro forma basis to give effect to (i) the Separation and (ii) the Transition Services Agreement, as if such transactions had occurred on November 2, 2019; and

•

on a pro forma, as adjusted basis to further reflect (i) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $             per share (the midpoint of the range appearing on the cover page of this prospectus), after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; (ii) the incurrence of $             of new indebtedness pursuant to the New Madewell Term Loan Facility; (iii) the exchange of a portion of the Existing Term Loan Facility for the New Exchange Chinos SPV Senior Secured Loans borrowed by Chinos SPV; and (iv) the application of the net proceeds of this offering together with the net proceeds from our New Madewell Term Loan Facility and the New Money Chinos SPV Senior Secured Loans borrowed by Chinos SPV to repay the remaining portion of the Existing Term Loan Facility and the entirety of the Existing ABL Facility, as described in “Use of Proceeds,” as if such transactions had occurred on November 2, 2019.

The information below is not necessarily indicative of what the cash and cash equivalents and capitalization of Chinos Holdings would have been had the Reorganization been completed as of November 2, 2019. In addition, it is not indicative of our future cash and cash equivalents and capitalization.

This table is derived, in part, from, and should be read in conjunction with the supplemental historical combined financial statements of the Madewell business and our unaudited pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus, and should be read in conjunction with “Background—Basis of Financial Presentation” “Use of Proceeds,” “Additional Information Related to Chinos Holdings—Selected Historical Consolidated Financial Data of Chinos Holdings,” “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings,” “Other Information Related to this Offering—Description of Capital Stock,” the historical consolidated financial statements of Chinos Holdings and the notes thereto included elsewhere in this prospectus and the supplemental historical combined financial statements of the Madewell business and notes thereto appearing elsewhere in this prospectus.

	As of November 2, 2019
	Chinos Holdings Actual	Chinos Holdings Pro Forma	Chinos Holdings Pro Forma, As Adjusted
(Dollars in millions)
Cash and cash equivalents	$28,958	$	$

Long-term debt, net(b)	1,702,123
Preferred Stock	200,428
Total stockholders’ equity (deficit)	(1,610,949)

Total capitalization	$291,602	$	$

(a)

Each $1.00 increase or decrease in the public offering price per share would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $             million (assuming no exercise of the underwriters’ option to purchase additional shares). Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $            , based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

(b)	For a description of our indebtedness, see “Additional Information Related to Chinos Holdings—Description of Certain Indebtedness of Chinos Holdings.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.

Our pro forma net tangible book value as of November 2, 2019 was $            , or $             per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities after giving effect to the Reorganization and a stock split of Chinos Holdings common stock on a              for              basis, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding after giving effect to such transactions.

After giving further effect to (i) the sale of                  shares of common stock in this offering at the assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and (ii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of November 2, 2019 would have been $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), would increase (decrease) our as adjusted net tangible book value, after this offering by $             million, or $             per share and the dilution per share to new investors by $            , in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, our pro forma net tangible book value would be $             per share. This represents a decrease in pro forma as adjusted net tangible book value of $             per share to our existing investors and an immediate dilution of $             per share to new investors.

A one million increase (decrease) in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value by approximately $                million, or $                per share, and the dilution per share to new investors by approximately $                , in each case assuming the initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of November 2, 2019, after giving effect to this offering, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering, at an assumed initial public offering price of $             per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

If the underwriters were to fully exercise their option to purchase                  additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be     %, and the percentage of shares of our common stock held by new investors would be     %.

The foregoing tables and calculations exclude              shares of our common stock, reserved for future issuance under our 2020 Equity Incentive Plan as of the date hereof, which will be effective upon the completion of this offering. To the extent equity awards are granted and exercised, there will be further dilution to new investors.

The above discussion and tables are based on the number of shares outstanding at                 , after giving effect to the Reorganization. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

ADDITIONAL INFORMATION RELATED TO CHINOS HOLDINGS

The information appearing in this section includes additional information regarding the J.Crew business that will be spun off from Chinos Holdings in the Separation. Chinos Holdings, Inc., the issuer of common stock in this offering, will have no interest in the J.Crew business after giving effect to the Reorganization. Although investors in this offering will be purchasing shares of Chinos Holdings, they will be investing only in the Madewell business.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CHINOS HOLDINGS

The following tables set forth selected historical consolidated financial data of Chinos Holdings and its consolidated subsidiaries. They include the results of operations, assets and liabilities associated with both the Madewell business and J.Crew business. The J.Crew business will be spun off from Chinos Holdings in the Separation. An investment in us in this offering is an investment in the Madewell business. We will not own, operate or have any interest in the J.Crew business following the Reorganization, however, we will receive certain services from and make related payments to the J.Crew business under the Transition Services Agreement as further described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew—Transition Services Agreement” contained elsewhere in this prospectus. You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings” and the audited historical consolidated financial statements of Chinos Holdings and notes thereto included elsewhere in this prospectus.

The selected historical condensed consolidated financial data for the thirty-nine weeks ended and as of November 2, 2019 and November 3, 2018, as applicable, are based on the unaudited condensed consolidated financial statements of Chinos Holdings included elsewhere in this prospectus.

The selected historical consolidated financial data for fiscal 2018, fiscal 2017 and fiscal 2016 and as of February 2, 2019 and February 3, 2018 is based on the historical consolidated financial statements of Chinos Holdings included elsewhere in this prospectus. The selected historical consolidated financial data for fiscal 2015 and fiscal 2014, and as of January 28, 2017, January 30, 2016 and January 31, 2015 is based on the unaudited pro forma consolidated financial statements of Chinos Holdings which are not included in this prospectus. Once we have completed the Reorganization, results of operations of the J.Crew business will be reported as discontinued operations for accounting purposes and our continuing operations will consist solely of the Madewell business. The historical results of operations of the J.Crew business reported as discontinued operations may not be comparable to the adjustments to our unaudited pro forma consolidated financial data for the Separation of the J.Crew business. See “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business” for additional information regarding the operations and assets and liabilities of the Madewell business. Accordingly, the historical results of Chinos Holdings presented below will not be indicative of the results to be expected for any future period.

	For the Thirty-nine Weeks Ended		For the Year Ended
(Dollars in thousands, unless otherwise indicated)	November 2, 2019	November 3, 2018	February 2, 2019	February 3, 2018(a)	January 28, 2017	January 30, 2016(c)	January 31, 2015(c)
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Income Statement Data:
Revenues	$1,792,972	$1,750,223	$2,483,994	$2,373,695	$2,431,595	$2,505,827	$2,579,695
Cost of goods sold, including buying and occupancy costs	1,115,207	1,078,976	1,648,330	1,476,064	1,550,305	1,610,256	1,608,777

Gross profit	677,765	671,247	835,664	897,631	881,290	895,571	970,918
Selling, general and administrative expenses	625,341	588,717	814,337	851,658	824,290	834,137	845,953
Impairment losses	12,889	9,813	10,765	141,187	7,752	1,381,642	709,985

Income (loss) from operations	39,535	72,717	10,562	(95,214)	49,248	(1,320,208)	(585,020)
Interest expense, net	67,219	58,507	78,738	97,866	125,530	111,334	114,786
Loss on refinancings	—	—	—	11,749	435	—	58,960
Provision (benefit) for income taxes	1,195	1,673	(398)	(133,120)	(6,308)	(163,249)	(76,126)

Net income (loss)	$(28,879)	$12,537	$(67,778)	$(71,709)	$(70,409)	$(1,268,293)	$(682,640)

	For the Thirty-nine Weeks Ended		For the Year Ended
(Dollars in thousands, unless otherwise indicated)	November 2, 2019	November 3, 2018	February 2, 2019	February 3, 2018(a)	January 28, 2017	January 30, 2016(c)	January 31, 2015(c)
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Gain on equity-for-equity exchange	—	—	—	782,200	—	—	—
Dividends on Class L Stock— undeclared	—	—	—	(44,534)	(97,951)	—	—
Preferred stock dividends—declared	(10,970)	(21,320)	(21,320)	(3,612)	—	—	—
Preferred stock dividends—undeclared	(14,271)	(2,986)	(8,532)	(8,271)	—	—	—

Net income (loss) applicable to common shareholders	$(54,120)	$(11,769)	$(97,630)	$654,074	$(168,360)	$(1,268,293)	$(682,640)

Operating Data:
Revenues:
DTC	$1,639,879	$1,647,053	$2,346,352	$2,301,287	$2,391,535	$2,477,199	$2,566,582
Wholesale	145,678	95,152	126,714	62,180	28,707	24,089	9,012
Other	7,415	8,018	10,928	10,228	11,353	4,539	4,101

Revenues	$1,792,972	$1,750,223	$2,483,994	$2,373,695	$2,431,595	$2,505,827	$2,579,695

Increase (decrease) in comparable company sales(b)	1.1%	4.7%	6.0%	(6.1)%	(6.1)%	(8.2)%	(0.7)%
Stores open at end of period:
J.Crew	362	403	377	411	460	446	419
Madewell	138	125	129	121	113	103	85

Total stores open at end of period	500	528	506	532	573	549	504

Capital expenditures:
J.Crew new stores and store improvements	$6,072	$3,336	$5,802	$7,842	$28,518	$44,622	$54,135
Madewell new stores and store improvements	10,252	6,138	10,096	7,828	10,860	15,213	16,502
Other	36,159	26,045	36,838	24,008	40,762	43,822	57,237

Total capital expenditures	$52,483	$35,519	$52,736	$39,678	$80,140	$103,657	$127,874

Depreciation of property and equipment	$59,415	$67,385	$88,028	$101,288	$109,503	$103,966	$93,458

Amortization of intangible assets	$3,851	$5,405	$7,236	$9,086	$10,540	$15,559	$15,944

(a)	Consists of 53 weeks.
(b)	Calculated on a 52-week basis.
(c)	Does not reflect the adoption of a new accounting pronouncement with respect to revenue recognition.

		As of
(Dollars in thousands, unless otherwise indicated)	November 2, 2019(a)	February 2, 2019	February 3, 2018	January 28, 2017	January 30, 2016(b)	January 31, 2015(b)
	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$28,958	$28,055	$109,468	$132,259	$87,816	$111,791

Total assets(c)	$1,758,329	$1,223,937	$1,212,622	$1,445,501	$1,528,236	$2,929,753

Total debt, net	$2,007,697	$1,937,027	$1,933,065	$2,049,411	$2,011,589	$2,021,086

Total stockholders’ equity (deficit)	$(1,610,949)	$(1,569,749)	$(1,481,445)	$(1,307,354)	$(1,238,268)	$34,301

(a)	Reflects the adoption of a new accounting pronouncement with respect to the accounting for leases.
(b)	Does not reflect the adoption of a new accounting pronouncement with respect to revenue recognition.
(c)	Includes restricted cash of $0.0 million and $13.7 million at November 2, 2019 and February 2, 2019, respectively.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF CHINOS HOLDINGS

The following unaudited pro forma consolidated financial data presents the historical consolidated statements of operations of Chinos Holdings for the first nine months of fiscal 2019 and for fiscal 2018 and the unaudited pro forma condensed consolidated balance sheet of Chinos Holdings as of November 2, 2019 after giving effect to the transactions and adjustments as described in the accompanying notes. In management’s opinion, the unaudited pro forma consolidated financial statements reflect certain adjustments that are necessary to present fairly our unaudited pro forma consolidated results of operations and our unaudited pro forma consolidated balance sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the transactions described below, (ii) factually supportable, and, with respect to the statement of operations, (iii) expected to have a continuing impact on us. The pro forma adjustments are based on assumptions that management believes are reasonable given the best information currently available.

The following unaudited pro forma consolidated financial statements should be read in conjunction with “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings,” “Additional Information Related to Chinos Holdings—Selected Historical Consolidated Financial Data of Chinos Holdings,” the historical consolidated financial statements of Chinos Holdings and related notes thereto appearing elsewhere in this prospectus and “The Reorganization.”

The unaudited pro forma consolidated financial statements are for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had the Madewell business been operated as an independent, publicly traded company during the periods presented or if the transactions described below had actually occurred as of the dates indicated. The unaudited pro forma consolidated financial statements also should not be considered indicative of our future results of operations or financial position as an independent, publicly traded company after the completion of this offering.

This unaudited pro forma consolidated financial data give effect to anticipated transactions and adjustments that are relevant to an understanding of the business being offered and will have a material impact on the comparability of the results of operations of Chinos Holdings. They are described below and are as follows: (i) “—The Separation,” (ii) “—The Transition Services Agreement” and (iii) “—This Offering and Other Reorganization Transactions.”

The Separation

As described in “The Reorganization” included elsewhere in this prospectus, Chinos Holdings will undergo a series of transactions to contribute the entities operating the J.Crew business to a newly formed subsidiary, J.Crew Holdings, in exchange for voting common stock of J.Crew Holdings, and distribute the voting common stock of J.Crew Holdings to common stockholders of Chinos Holdings, concurrent with or immediately prior to the completion of this offering. We refer to this series of transactions as the “Separation.” After the Separation, the Senior Notes will be obligations of subsidiaries of J.Crew Holdings and all remaining interest payments on the Senior Notes will be pre-funded in a segregated account in cash by J.Crew Holdings at the time of the Separation. Concurrent with or immediately after the Separation, Chinos Holdings and J.Crew Holdings will each merge into a separate merger subsidiary of a special purpose vehicle, Chinos SPV, formed for the purpose of facilitating certain of the Reorganization Transactions and J.Crew Holdings and the J.Crew business will be operated by subsidiaries of J.Crew Holdings separately from Chinos Holdings and the Madewell business. After the Reorganization, Chinos SPV will hold 100% of the outstanding voting equity interests of J.Crew Holdings and the Madewell business will represent the only assets, liabilities, and operations of Chinos Holdings.

Although Chinos Holdings is the legal issuer of the shares offered in this offering, an investment in us is an investment in the Madewell business. See “The Reorganization.” Following the completion of this offering, we expect to report the J.Crew business operations as discontinued operations in accordance with ASC Topic 205 Presentation of Financial Statements beginning with our first financial statements filed after the effectiveness of the registration statement of which this prospectus forms a part. All pro forma adjustments to our historical financial statements that relate to the Separation are described as “Separation Adjustments” and they are included under the caption “—The Separation.”

The Transition Services Agreement

In connection with the Separation, concurrent with this offering, we expect to enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain operational and administrative capabilities for a period of time following the Reorganization. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew.”

This Offering and Other Reorganization Transactions

Pro forma adjustments in connection with this offering to reflect (i) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $             per share (the midpoint of the range appearing on the cover page of this prospectus), after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; (ii) the incurrence of $                     of new indebtedness pursuant to the New Madewell Term Loan Facility; (iii) the exchange of a portion of the Existing Term Loan Facility for the New Exchange Chinos SPV Senior Secured Loans borrowed by Chinos SPV; and (iv) the application of the net proceeds of this offering together with the net proceeds from our New Madewell Term Loan Facility and the New Money Chinos SPV Senior Secured Loans borrowed by Chinos SPV to repay the remaining portion of the Existing Term Loan Facility and the entirety of the Existing ABL Facility, as described in “Use of Proceeds.” After the Reorganization, neither we nor any of our subsidiaries will be an obligor or guarantor of, or have any assets pledged as collateral for, any of Chinos Holdings’ pre-Reorganization indebtedness and neither we nor any of our subsidiaries will be an obligor for, or provide any credit support for, debt obligations of Chinos SPV.

We have not adjusted the accompanying unaudited pro forma combined statements of operations for new costs relating to our public reporting and compliance obligations as an independent, publicly traded company as they are projected amounts based on estimates and are not factually supportable. We anticipate that we will incur between approximately $             and $             in new annual costs relating to our public reporting and compliance obligations on an annual basis upon completion of this offering.

The unaudited pro forma combined statements of operations exclude certain non-recurring costs that we have incurred or expect to incur related to the Reorganization and this offering. We expect these costs to be in a range from $             million to $             million.

Unaudited Pro Forma Financial Data

In accordance with Article 11 of Regulation S-X we have provided the unaudited pro forma consolidated statements of operations of Chinos Holdings for the first nine months of fiscal 2019 and for fiscal 2018, presented on a pro forma basis to give effect to the Separation, the Transition Services Agreement and the offering as if they had occurred on February 4, 2018 and the unaudited pro forma consolidated balance sheet of Chinos Holdings as of November 2, 2019 as if these transactions had occurred on November 2, 2019.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

THIRTY-NINE WEEKS ENDED NOVEMBER 2, 2019

		The Separation		The Transition Services Agreement			This Offering and Other Reorganization Transactions
	Actual	Separation Adjustments(a)	Pro Forma	Transition Services Agreement Adjustments		Pro Forma	Offering Adjustments			Pro Forma
(Dollars in thousands)
Revenues	$1,792,972	$(1,272,303)	$520,669	$—		$520,669		$—			$520,669
Cost of goods sold, including buying and occupancy costs	1,115,207	(851,918)	263,289	6,533	(b)	269,822		—			269,822

Gross profit	$677,765	$(420,385)	$257,380	$(6,533)		$250,847		$—			$250,847

Selling, general and administrative expenses	625,341	(450,756)	174,585	59,495	(c)	234,080		(51,460)	(e)		182,620
Impairment losses	12,889	(12,889)	—	—		—		—			—

Income from operations	39,535	43,260	82,795	(66,028)		16,767		51,460			68,227
Interest expense, net	67,219	(67,219)	—	—		—			(f)

Income (loss) before income taxes	(27,684)	110,479	82,795	(66,028)		16,767
Provision (benefit) for income taxes	1,195	30,854	32,049	(34,920)	(d)	(2,871)			(d)

Net income (loss)	$(28,879)	$79,625	$50,746	$(31,108)		$19,638	$			$

Loss per share
Basic	$(0.48)
Diluted	$(0.48)
Weighted average common shares outstanding (in thousands)
Basic	113,672
Diluted	113,672

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED FEBRUARY 2, 2019

	Actual	The Separation		The Transition Services Agreement			This Offering and Other Reorganization Transactions
		Separation Adjustments(a)	Pro Forma	Transition Services Agreement Adjustments		Pro Forma	Offering Adjustments			Pro Forma
(Dollars in thousands)
Revenues	$2,483,994	$(1,870,328)	$613,666	$—		$613,666		$—			$613,666
Cost of goods sold, including buying and occupancy costs	1,648,330	(1,330,600)	317,730	8,520	(g)	326,250		—			326,250

Gross profit	$835,664	$(539,728)	$295,936	$(8,520)		$287,416		$—			$287,416

Selling, general and administrative expenses	814,337	(656,859)	157,478	76,014	(h)	233,492		(433)	(i)		233,059
Impairment losses	10,765	(10,765)	—	—		—		—			—

Income from operations	10,562	127,896	138,458	(84,534)		53,924		433			54,357
Interest expense, net	78,738	(78,738)	—	—		—			(f)

Income (loss) before income taxes	(68,176)	206,634	138,458	(84,534)		53,924
Provision (benefit) for income taxes	(398)	56,959	56,561	(36,828)	(d)	19,733			(d)

Net income (loss)	$(67,778)	$149,675	$81,897	$(47,706)		$34,191	$			$

Loss per share
Basic	$(0.86)
Diluted	$(0.86)
Weighted average common shares outstanding (in thousands)
Basic	113,057
Diluted	113,057

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF NOVEMBER 2, 2019

	Actual	The Separation		The Transition Services Agreement		This Offering and Other Reorganization Transactions
		Separation Adjustments(a)	Pro Forma	Transition Services Agreement Adjustments	Pro Forma	Offering Adjustments			Pro Forma
(Dollars in thousands)
Current Assets:
Cash and cash equivalents	$28,958	$(24,704)	$4,254	$—	$4,254		$—			$4,254
Accounts receivable, net	44,158	(10,772)	33,386	—	33,386		—			33,386
Merchandise inventories, net	484,496	(353,002)	131,494	—	131,494		—			131,494
Prepaid expenses and other current assets	60,027	(49,840)	10,187	—	10,187		—			10,187
Refundable income taxes	6,520	(6,520)	—	—	—		—			—

Total current assets	$624,159	$(444,838)	$179,321	$—	$179,321		$—			$179,321

Property and equipment, net	231,489	(176,106)	55,383	—	55,383		—			55,383
Right-of-use lease assets	493,073	(370,248)	122,825	—	122,825		—			122,825
Intangible assets, net	297,536	(250,966)	46,570	—	46,570		—			46,570
Goodwill	107,900	—	107,900	—	107,900		—			107,900
Other assets	4,172	(3,612)	560	—	560		—			560

Total assets	$1,758,329	$(1,245,770)	$512,559	$—	$512,559		$—			$512,559

Current Liabilities:
Accounts payable	$274,027	$(193,894)	$80,133	$—	$80,133		$—			$80,133
Other current liabilities	252,132	(215,833)	36,299	—	36,299		—			36,299
Interest payable	517	(517)	—	—	—		—			—
Due to Parent	—	(142,457)	(142,457)	—	(142,457)		142,457	(j)		—
Current portion of right-of-use lease liabilities	116,338	(90,660)	25,678	—	25,678		—			25,678
Short term borrowings under the ABL Facility	217,900	(217,900)	—	—	—		—			—
Current portion of long-term debt	87,674	—	87,674	—	87,674			(k)

Total current liabilities	$948,588	$(861,261)	$87,327	$—	$87,327	$			$

Long-term debt	1,702,123	—	1,702,123	—	1,702,123			(k)
Long-term right-of-use lease liabilities	468,364	(344,144)	124,220	—	124,220		—			124,220
Deferred income taxes, net	19,402	(12,899)	6,503	—	6,503		—			6,503
Other liabilities	30,373	(29,608)	765	—	765		—			765

Total liabilities	$3,168,850	$(1,247,912)	$1,920,938	$—	$1,920,938	$			$

Preferred stock	200,428	—	200,428	—	200,428		(200,428)	(l)		—
Total stockholders’ deficit	(1,610,949)	2,142	(1,608,807)	—	(1,608,807)			(m)

Total liabilities, preferred stock and stockholders’ deficit	$1,758,329	$(1,245,770)	$512,559	$—	$512,559		$—			$512,559

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(a)	Separation adjustments give effect to the spin-off of the J.Crew business.

(b)

This adjustment to cost of goods sold reflects (1) estimated product-related transition service costs of $7.5 million, primarily sourcing and logistic services, offset by (2) expected postage rebates of $1.0 million.

(c)

This adjustment to selling, general and administrative expenses reflects (1) estimated non-product-related transition service costs of $40.7 million for information technology, supply chain, finance, store and ecommerce operations, human resources, and legal support and (2) estimated incremental costs of $18.8 million, redundant in nature to the Transition Services Agreement costs, incurred in connection with building a stand-alone company.

(d)	The adjustments to provision for income taxes reflects the estimated annual effective tax rate of 26.5% for the Madewell business.

(e)	This adjustment to selling, general and administrative expenses reflects the elimination of non-recurring transaction costs of $51.5 million primarily for consulting, legal, tax and auditing services.

(f)	The adjustment to interest expense gives effect to debt service costs related to the issuance of new debt of $ million with an interest rate of % incurred by the Madewell business.

(g)

This adjustment to cost of goods sold reflects (1) estimated product-related transition service costs of $9.5 million, primarily sourcing and logistic services, offset by (2) expected postage rebates of $1.0 million.

(h)

This adjustment to selling, general and administrative expenses reflects (1) estimated non-product-related transition service costs of $50.6 million for information technology, supply chain, finance, store and ecommerce operations, human resources, and legal support and (2) estimated incremental costs of $25.4 million, redundant in nature to the Transition Services Agreement costs, incurred in connection with building a stand-alone company.

(i)	This adjustment to selling, general and administrative expenses reflects the elimination of non-recurring transaction costs of $0.4 million for auditing services.

(j)

The adjustment to Due to Parent gives effect to the elimination of the intercompany payable to Chinos Holdings from the Madewell business, as this amount will be capitalized at the close of the Reorganization and no longer payable to Chinos Holdings. For more information on the transactions that gave rise to amounts due to and from the Parent, see Note 2: Allocated Costs, to the Unaudited Condensed Combined Financial Statements of Madewell.

(k)

The adjustments to long-term debt and its related current portion reflect (1) the use of the proceeds from this offering to pay down $             million of the Existing Term Loan Facility, (2) the extinguishment of the remaining portion of the Existing Term Loan Facility as a result of (a) the exchange of $             of the Existing Term Loan Facility for the New Exchange Chinos SPV Senior Secured Loans borrowed by Chinos SPV and (b) the application of the net proceeds of our New Madewell Term Loan Facility and the New Money Chinos SPV Senior Secured Loans borrowed by Chinos SPV to repay $             of the Existing Term Loan Facility, partially offset by (3) the issuance of new debt of $             million pursuant to New Madewell Term Loan Facility.

(l)

The adjustments to preferred stock reflect the extinguishment of the liquidation preference of $             million of the pre-Separation outstanding preferred stock of Chinos Holdings as a result of the conversion of such preferred stock into securities issued by Chinos SPV in connection with the Reorganization.

(m)

The adjustments to stockholders’ deficit reflect (1) the capitalization of Due to Parent, (2) the receipt of proceeds from the issuance of common stock that was used to pay down existing term loan and redeem preferred stock of Chinos Holdings and (3) the effect of non-cash extinguishment of the remaining term loan and liquidation preference of preferred stock of Chinos Holdings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CHINOS HOLDINGS

The following is a discussion and analysis of the financial condition and results of operations of Chinos Holdings as of, and for, the periods presented. Such information includes the J.Crew business that will be spun off pursuant to the Separation and does not give effect to the Reorganization and may not be comparable to the financial condition and results of operations of Chinos Holdings after the completion of the Reorganization. See “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business—Basis of Presentation.” You should read the following discussion together with “Additional Information Related to Chinos Holdings—Selected Historical Consolidated Financial Data of Chinos Holdings” and the historical consolidated financial statements of Chinos Holdings and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, Chinos Holdings’ expectations for the future of its business, and Chinos Holdings’ liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Chinos Holdings’ actual results may differ materially from those contained in or implied by these forward-looking statements.

The businesses of Chinos Holdings described in this section represent the combined financial condition and results of operations of the J.Crew business and the Madewell business. The J.Crew business will not be owned by investors in this offering following the Reorganization. An investment in us in this offering is an investment in the Madewell business. In addition, the following includes discussion and analysis of Chinos Holdings’ historical indebtedness. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization. Chinos Holdings’ presentation of certain financial information, such as revenues, is different from, and may not be comparable to, the presentation of corresponding financial information for the Madewell business. For a discussion and analysis of the financial information relating solely to the Madewell business, please see “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business.”

Chinos Holdings’ fiscal year ends on the Saturday closest to January 31, typically resulting in a 52-week year, but occasionally includes an additional week, resulting in a 53-week year. All references to the first nine months of fiscal 2019 reflect the results of the thirty-nine week period ended November 2, 2019 and all references to the first nine months of fiscal 2018 reflect the results of the thirty-nine week period ended November 3, 2018. All references to fiscal 2018 reflect the results of the 52-week period ended February 2, 2019; all references to fiscal 2017 reflect the results of the 53-week period ended February 3, 2018; and all references to fiscal 2016 reflect the results of the 52-week period ended January 28, 2017. In addition, all references to fiscal 2019 reflect the 52-week period ending February 1, 2020.

As used in this section only, unless the context requires otherwise, “Chinos Holdings” the “Company,” “we,” “us” or “our” refer to Chinos Holdings, Inc. and its consolidated subsidiaries, “Madewell” refers to the Madewell business and “J.Crew” refers to the J.Crew business, in each case, prior to giving effect to the Reorganization.

Business Summary

As of November 2, 2019, we operated 190 J.Crew retail stores, 172 J.Crew factory stores and 138 Madewell stores throughout the United States, Canada, the United Kingdom and Hong Kong; compared to 228 J.Crew retail stores, 175 J.Crew factory stores and 125 Madewell stores as of November 3, 2018.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. A key measure used in our evaluation is comparable company sales, which includes (i) net sales from stores that have been open for at least 12 months, (ii) e-commerce net sales and (iii) shipping and handling fees, all of which are included in DTC revenues. Due to the 53rd week in fiscal 2017, when calculating comparable company sales for fiscal 2018, we have realigned the weeks of fiscal 2017 to be consistent with the fiscal 2018 retail calendar.

Net Sales

Net sales reflect our revenues from the sale of our merchandise less returns and discounts. We aggregate our merchandise into four sales categories: (i) women’s apparel, (ii) men’s apparel, (iii) children’s apparel, and (iv) accessories, which include shoes, socks, jewelry, handbags, belts and hair accessories. The approximate percentage of our sales by these four categories is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018	Fiscal 2018	Fiscal 2017	Fiscal 2016
Apparel
Women’s	60%	59%	57%	55%	54%
Men’s	19	20	21	23	24
Children’s	6	7	7	7	7
Accessories	15	14	15	15	15

	100%	100%	100%	100%	100%

Comparable Company Sales

Comparable company sales reflect: (i) net sales at stores that have been open for at least 12 months, (ii) e-commerce net sales, and (iii) shipping and handling fees, all of which are included in DTC revenues. Comparable company sales exclude net sales from: (i) new stores that have not been open for 12 months, (ii) the 53rd week, if applicable, (iii) stores that experience a square footage change of at least 15 percent, (iv) stores that have been temporarily closed for at least 30 consecutive days, (v) permanently closed stores, (vi) temporary “pop up” stores and (vii) revenue from wholesale customers. Due to the 53rd week in fiscal 2017, when calculating comparable company sales for fiscal 2018, we have realigned the weeks of fiscal 2017 to be consistent with the current year retail calendar.

Measuring the change in year-over-year comparable company sales allows us to evaluate the performance of our business. Various factors affect comparable company sales, including:

•	consumer preferences, fashion trends, buying trends and overall economic trends,

•	competition,

•	changes in our merchandise mix,

•	pricing,

•	the timing of our releases of new merchandise and promotional events,

•	the level of customer service that we provide,

•	our ability to source and distribute products efficiently and

•	the number of stores we open, close (including on a temporary basis for renovations) and expand in any period.

Cyclicality and Seasonality

Our industry is cyclical and our revenues are affected by general economic conditions. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates, foreign currency exchange rates and consumer confidence.

Our business is seasonal and as a result, our revenues fluctuate from quarter to quarter. We have four distinct selling seasons that align with our four fiscal quarters. Revenues are usually higher in our fourth fiscal quarter, particularly in December when customers make holiday purchases. In fiscal 2018, we realized approximately 30% of our revenues in the fourth fiscal quarter.

Gross Profit

Gross profit is determined by subtracting our cost of goods sold from our revenues. Cost of goods sold includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations (such as rent and utilities) and all shipping costs associated with our e-commerce business. Cost of goods sold varies directly with revenues, and therefore, is usually higher in our fourth fiscal quarter. Cost of goods sold also changes as we expand or contract our store base, which results in higher or lower store occupancy costs. The primary drivers of the costs of individual goods are the costs of raw materials and labor in the countries where we source our merchandise. Gross margin measures gross profit as a percentage of our revenues.

Our gross profit may not be comparable to other specialty retailers, as some companies include all of the costs related to their distribution network in cost of goods sold while others, like us, exclude all or a portion of them from cost of goods sold and include them in selling, general and administrative expenses.

At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $39.3 million for expected losses on the disposition of those inventories.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily administrative payroll, store expenses other than occupancy costs, depreciation and amortization, certain warehousing expenses and credit card fees. These expenses do not necessarily vary proportionally with net sales.

Cost-Optimization Program

During the second quarter of fiscal 2019, we completed a comprehensive review of J.Crew and launched a multi-year cost-optimization program, which is expected to generate savings of approximately $50 million over the next three years with approximately $10 million expected to be realized in fiscal 2019.

Results of Operations

The following table presents our operating results as a percentage of revenues as well as selected store data:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018	Fiscal 2018	Fiscal 2017	Fiscal 2016
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold, including buying and occupancy costs(a)	62.2	61.6	66.4	62.2	63.8

Gross profit(a)	37.8	38.4	33.6	37.8	36.2
Selling, general and administrative expenses(a)	34.9	33.6	32.8	35.9	33.9
Impairment losses	0.7	0.6	0.4	5.9	0.3

Income (loss) from operations	2.2	4.2	0.4	(4.0)	2.0
Interest expense, net	3.7	3.3	3.2	4.1	5.2
Loss on refinancing	—	—	—	0.5	—

Income (loss) before income taxes	(1.5)	0.8	(2.7)	(8.6)	(3.2)
Provision (benefit) for income taxes	0.1	0.1	—	(5.6)	(0.3)

Net income (loss)	(1.6)%	0.7%	(2.7)%	(3.0)%	(2.9)%

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018	Fiscal 2018	Fiscal 2017	Fiscal 2016
Selected company data:
J.Crew:
Number of stores open at end of period	362	403	377	411	460
Increase (decrease) in J.Crew comparable sales(b)	(1.7)%	(0.3%)	1.5%	(9.6)%	(7.8)%
Madewell:
Number of stores open at end of period	138	125	129	121	113
Increase in Madewell comparable sales(b)	10.0%	26.5%	25.0%	14.4%	6.5%

(a)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors.

(b)	Calculated on a 52-week basis.

Results of Operations – First Nine Months of Fiscal 2019 compared to First Nine Months of Fiscal 2018

	For the Thirty-nine Weeks Ended November 2, 2019		For the Thirty-nine Weeks Ended November 3, 2018		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$1,793.0	100.0%	$1,750.2	100.0%	$42.8	2.4%
Gross profit	677.8	37.8	671.2	38.4	6.6	1.0
Selling, general and administrative expenses	625.3	34.9	588.7	33.6	36.6	6.2
Impairment losses	12.9	0.7	9.8	0.6	3.1	31.3
Income from operations	39.5	2.2	72.7	4.2	(33.2)	(45.6)
Interest expense, net	67.2	3.7	58.5	3.3	8.7	14.9
Provision for income taxes	1.2	0.1	1.7	0.1	(0.5)	(28.6)
Net income (loss)	$(28.9)	(1.6)%	$12.5	0.7%	$(41.4)	NM %

Revenues

A summary of revenues for the first nine months is as follows:

(Dollars in millions)	For the Thirty-nine Weeks Ended November 2, 2019	For the Thirty-nine Weeks Ended November 3, 2018
J.Crew DTC	$1,212.3	$1,272.8
Madewell DTC	427.6	374.3
Wholesale	145.7	95.1
Other	7.4	8.0

Total revenues	$1,793.0	$1,750.2

Total revenues increased $42.8 million, or 2.4%, to $1,793.0 million in the first nine months of fiscal 2019 from $1,750.2 million in the first nine months of fiscal 2018, driven primarily by (i) an increase in revenue of the Madewell business, resulting from an increase in sales of women’s apparel, specifically pants, dresses and jackets, offset by (ii) a decrease in revenue of the J.Crew business, resulting from a decrease in sales of women’s apparel, specifically shirts, knits and shorts. Comparable company sales increased 1.1% following an increase of 4.7% in the first nine months of fiscal 2018.

DTC revenues decreased $7.2 million, or 0.4%, to $1,639.9 million in the first nine months of fiscal 2019 from $1,647.1 million in the first nine months of fiscal 2018, driven by increasing performance at Madewell offset by decreasing performance at J.Crew.

•

Madewell DTC revenues increased $53.3 million, or 14.3%, to $427.6 million in the first nine months of fiscal 2019 from $374.3 million in the first nine months of fiscal 2018. Madewell comparable sales increased 10.0% following an increase of 26.5% in the first nine months of fiscal 2018.

•

J.Crew DTC revenues decreased $60.5 million, or 4.8%, to $1,212.3 million in the first nine months of fiscal 2019 from $1,272.8 million in the first nine months of fiscal 2018. J.Crew comparable sales decreased 1.7% following a decrease of 0.3% in the first nine months of fiscal 2018.

Wholesale revenues increased $50.6 million to $145.7 million in the first nine months of fiscal 2019 from $95.1 million in the first nine months of fiscal 2018, driven primarily by an increase of sales to Nordstrom.

Gross Profit

Gross profit increased $6.6 million to $677.8 million in the first nine months of fiscal 2019 from $671.2 million in the first nine months of fiscal 2018. This increase resulted from the following factors:

(Dollars in millions)	Increase/ (decrease)
Increase in revenues	$22.3
Decrease in rate	(27.2)
Decrease in buying and occupancy costs	11.5

Increase in gross profit	$6.6

Gross margin decreased to 37.8% in the first nine months of fiscal 2019 from 38.4% in the first nine months of fiscal 2018. The decrease in gross margin was driven by: (i) a 150 basis point deterioration in margin primarily due to the dilutive effect of the planned inventory liquidation and increased penetration of our wholesale business, offset by (ii) a 90 basis point decrease in buying and occupancy costs as a percentage of revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $36.6 million to $625.3 million in the first nine months of fiscal 2019 from $588.7 million in the first nine months of fiscal 2018. This increase resulted from the following:

(Dollars in millions)	Increase/ (decrease)
Increase in transaction costs(1)	$52.7
Increase in share-based and incentive compensation	13.4
Corporate occupancy actions last year	10.0
Decrease in operating and corporate expenses	(1.8)
Decrease in depreciation	(7.9)
Decrease in marketing costs	(13.5)
Decrease in payroll and related expenses	(16.3)

Total increase in selling, general and administrative expenses	$36.6

(1)	Represents costs related to our exploration of strategic alternatives to maximize the value of the Company.

As a percentage of revenues, selling, general and administrative expenses increased to 34.9% in the first nine months of fiscal 2019 from 33.6% in the first nine months of fiscal 2018.

Interest Expense, Net

Interest expense, net, increased $8.7 million to $67.2 million in the first nine months of fiscal 2019 from $58.5 million in the first nine months of fiscal 2018. A summary of interest expense is as follows:

(Dollars in millions)	For the Thirty-nine Weeks Ended November 2, 2019	For the Thirty-nine Weeks Ended November 3, 2018
Term Loan Facility	$60.4	$57.6
Notes	34.2	33.8
ABL Facility	7.5	2.0
Amortization of deferred financing costs and debt discount	2.8	2.8
Realized hedging losses	2.5	2.3
Interest expense reductions under TDR	(42.2)	(41.5)
Other interest, net	2.0	1.5

Interest expense, net	$67.2	$58.5

Provision for Income Taxes

In the first nine months of fiscal 2019, we recorded a provision for income taxes of $1.2 million on a pre-tax loss of $27.7 million. The provision for income taxes reflects a charge for current federal and state tax liabilities offset by a discrete tax benefit of $0.9 million relating to the reversal of uncertain tax position liabilities in connection with the settlement of various tax examinations and state tax law changes. Our effective tax rate of (4.3)% differs from the U.S. federal statutory rate of 21% primarily related to current year losses for which no tax benefit was recognized as we did not conclude that all of our deferred tax assets were realizable on a more-likely-than-not basis. Other items impacting the provision for income taxes include the U.S. taxation of foreign earnings under the Global Intangible Low Tax Income (“GILTI”) regime, the recognition of valuation allowances with respect to the carryforward of unutilized interest deductions, the recognition of international valuation allowances and lower rates in foreign tax jurisdictions.

In the first nine months of fiscal 2018, we recorded a provision for income taxes of $1.7 million, which reflects a charge for the valuation allowance with respect to the deferred tax asset related to the carry forward of unutilized interest deductions. Other items impacting the provision for income taxes include the recognition of international valuation allowances, lower rates in foreign jurisdictions and reserves for uncertain tax positions. These items primarily drove the difference between the federal statutory rate of 21% and the effective rate of 11.8%.

Net Income (Loss)

Net loss increased $41.4 million to $28.9 million in the first nine months of fiscal 2019 compared to net income of $12.5 million in the first nine months of fiscal 2018. This increase was due to: (i) an increase in selling, general and administrative expenses of $36.6 million, (ii) an increase in interest expense of $8.7 million and (iii) an increase in impairment losses of $3.1 million, offset by (iv) an increase in gross profit of $6.6 million and (v) a decrease in the provision for income taxes of $0.5 million.

Results of Operations—Fiscal 2018 compared to Fiscal 2017

	Fiscal 2018		Fiscal 2017(a)		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$2,484.0	100.0%	$2,373.7	100.0%	$110.3	4.6%
Gross profit	835.7	33.6	897.6	37.8	(61.9)	(6.9)
Selling, general and administrative expenses	814.3	32.8	851.7	35.9	(37.4)	(4.4)
Impairment losses	10.8	0.4	141.2	5.9	(130.4)	(92.4)
Income (loss) from operations	10.6	0.4	(95.2)	(4.0)	105.8	NM
Interest expense, net	78.7	3.2	97.9	4.1	(19.2)	(19.5)
Loss on refinancing	—	—	11.7	0.5	(11.7)	(100.0)
Benefit for income taxes	(0.4)	—	(133.1)	(5.6)	132.7	99.7
Net loss	$(67.8)	(2.7)%	$(71.7)	(3.0)%	$3.9	5.5%

(a)	Consists of 53 weeks.

Revenues

A summary of our revenues is as follows:

(Dollars in millions)	Fiscal 2018	Fiscal 2017(a)
J.Crew DTC	$1,812.5	$1,878.5
Madewell DTC	533.9	422.8
Wholesale	126.7	62.2
Other	10.9	10.2

Total revenues	$2,484.0	$2,373.7

(a)	Consists of 53 weeks.

Total revenues increased $110.3 million, or 4.6%, to $2,484.0 million in fiscal 2018 from $2,373.7 million in fiscal 2017, driven primarily by an increase in sales of women’s apparel, specifically pants, sweaters and knits. Revenues generated in the 53rd week of fiscal 2017 were $28.6 million. Comparable company sales increased 6.0% following a decrease of 6.1% in fiscal 2017.

DTC revenues increased $45.1 million, or 2.0%, to $2,346.4 million in fiscal 2018 from $2,301.3 million in fiscal 2017, driven by increasing performance at Madewell offset by decreasing performance at J.Crew.

•

Madewell DTC revenues increased $111.1 million, or 26.3%, to $533.9 million in fiscal 2018 from $422.8 million in fiscal 2017. Madewell comparable sales increased 25.0% following an increase of 14.4% in fiscal 2017.

•

J.Crew DTC revenues decreased $66.0 million, or 3.5%, to $1,812.5 million in fiscal 2018 from $1,878.5 million in fiscal 2017. J.Crew comparable sales increased 1.5% following a decrease of 9.6% in fiscal 2017.

Wholesale revenues increased $64.5 million to $126.7 million in fiscal 2018 from $62.2 million in fiscal 2017, driven primarily by an increase of sales to Nordstrom.

Gross Profit

Gross profit decreased $61.9 million to $835.7 million in fiscal 2018 from $897.6 million in fiscal 2017. This decrease resulted from the following factors:

(Dollars in millions)	Increase/ (decrease)
Increase in revenues	$57.0
Decrease in rate	(121.1)
Decrease in buying and occupancy costs	2.2

Decrease in gross profit	$(61.9)

Gross margin decreased to 33.6% in fiscal 2018 from 37.8% in fiscal 2017. The decrease in gross margin was driven by: (i) a 490 basis point deterioration in merchandise margin primarily due to higher shipping and handling driven by e-commerce growth, a higher level of promotional activity and increased penetration of our wholesale business, offset by (ii) a 70 basis point decrease in buying and occupancy costs as a percentage of revenues.

At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $39.3 million for expected losses on the disposition of those inventories.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $37.4 million, or 4.4%, to $814.3 million in fiscal 2018 from $851.7 million in fiscal 2017. This decrease primarily resulted from the following:

(Dollars in millions)	Increase/ (decrease)
Decrease in transformation costs	$(43.6)
Corporate occupancy action	(24.6)
Decrease in depreciation	(13.3)
Increase in operating and corporate expenses	8.6
Increase in marketing costs	35.5

Total decrease in selling, general and administrative expenses	$(37.4)

As a percentage of revenues, selling, general and administrative expenses decreased to 32.8% in fiscal 2018 from 35.9% in fiscal 2017.

Impairment Losses

Impairment losses were $10.8 million in fiscal 2018 compared to $141.2 million in fiscal 2017. The impairment losses were the result of the write-down of the following assets:

(Dollars in millions)	Fiscal 2018	Fiscal 2017
Intangible asset related to the J.Crew trade name	$—	$129.8
Long-lived assets	10.8	11.4

Impairment losses	$10.8	$141.2

Interest Expense, Net

Interest expense, net, decreased $19.2 million to $78.7 million in fiscal 2018 from $97.9 million in fiscal 2017. A summary of interest expense is as follows:

(Dollars in millions)	Fiscal 2018	Fiscal 2017
Term Loan Facility	$78.2	$66.1
Notes	45.1	24.7
Amortization of deferred financing costs and debt discount	3.7	5.2
ABL Facility	3.3	0.3
Realized hedging losses	2.4	10.7
PIK Notes	0.1	19.6
Interest expense reductions under TDR	(55.4)	(31.4)
Other, net	1.3	2.7

Interest expense, net	$78.7	$97.9

Loss on Refinancing

We accounted for the Exchange Offer (as defined below) in accordance with ASC 470 – Debt, which resulted in a portion of the exchange to be considered a troubled debt restructuring (“TDR”). In fiscal 2017, we recognized a related loss of $11.7 million.

Benefit for Income Taxes

The effective tax rate for fiscal 2018 was 1%. Items driving differences between the U.S. federal statutory rates of 21% and the effective rate include (i) increase in the valuation allowance recorded against deferred taxes, (ii) state and local income taxes and (iii) lower rates in certain foreign jurisdictions.

The effective tax rate for fiscal 2017 was 65%. Items driving differences between the blended U.S. federal statutory rates of 33.7% and the effective rate include (i) the accounting for a troubled debt restructuring, (ii) the change in tax rates from Tax Reform, (iii) state and local income taxes, (iv) lower rates in certain foreign jurisdictions and (v) changes in our valuation allowances, including the reversal of the valuation allowance recorded against deferred taxes at the federal level, offset by increases in the valuation allowance recorded against deferred taxes in certain foreign jurisdictions.

Net Loss

Net loss decreased $3.9 million to $67.8 million in fiscal 2018 from $71.7 million in fiscal 2017. This decrease was due to: (i) a decrease in impairment losses of $130.4 million, (ii) a decrease in selling, general and administrative expenses of $37.4 million, (iii) a decrease in interest expense of $19.2 million and (iv) a decrease in loss on refinancing of $11.7 million, offset by (v) a decrease in the benefit for income taxes of $132.7 million and (vi) a decrease in gross profit of $61.9 million.

Results of Operations—Fiscal 2017 compared to Fiscal 2016

	Fiscal 2017(a)		Fiscal 2016		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$2,373.7	100.0%	$2,431.6	100.0%	$(57.9)	(2.4)%
Gross profit	897.6	37.8	881.3	36.2	16.3	1.9
Selling, general and administrative expenses	851.7	35.9	824.3	33.9	27.4	3.3
Impairment losses	141.2	5.9	7.8	0.3	133.4	NM
Income (loss) from operations	(95.2)	(4.0)	49.2	2.0	(144.4)	NM
Interest expense, net	97.9	4.1	125.5	5.2	(27.6)	(22.0)
Loss on refinancings	11.7	0.5	0.4	—	11.3	NM
Benefit for income taxes	(133.1)	(5.6)	(6.3)	(0.3)	(126.8)	NM
Net loss	$(71.7)	(3.0)%	$(70.4)	(2.9)%	$(1.3)	(1.8)%

(a)	Consists of 53 weeks.

Revenues

A summary of our revenues is as follows:

(Dollars in millions)	Fiscal 2017(a)	Fiscal 2016
J.Crew DTC	$1,878.5	$2,047.9
Madewell DTC	422.8	343.6
Wholesale	62.2	28.7
Other	10.2	11.4

Total revenues	$2,373.7	$2,431.6

(a)	Consists of 53 weeks.

Total revenues decreased $57.9 million, or 2.4%, to $2,373.7 million in fiscal 2017 from $2,431.6 million in fiscal 2016, driven primarily by a decrease in sales of men’s apparel, specifically shirts, suiting and pants. Revenues generated in the 53rd week of fiscal 2017 were $28.6 million. Comparable company sales decreased 6.1% in fiscal 2017 following a decrease of 6.1% in fiscal 2016.

DTC revenues decreased $90.2 million, or 3.8%, to $2,301.3 million in fiscal 2017 from $2,391.5 million in fiscal 2016, driven by performance at decreasing J.Crew offset by increasing performance at Madewell.

•

J.Crew DTC revenues decreased $169.4 million, or 8.3%, to $1,878.5 million in fiscal 2017 from $2,047.9 million in fiscal 2016. J.Crew comparable sales decreased 9.6% in fiscal 2017 following a decrease of 7.8% in fiscal 2016.

•

Madewell DTC revenues increased $79.2 million, or 23.0%, to $422.8 million in fiscal 2017 from $343.6 million in fiscal 2016. Madewell comparable sales increased 14.4% in fiscal 2017 following an increase of 6.5% in fiscal 2016.

Wholesale revenues increased $33.5 million to $62.2 million in fiscal 2017 from $28.7 million in fiscal 2016, driven primarily by an increase of sales to Nordstrom.

Gross Profit

Gross profit increased $16.3 million to $897.6 million in fiscal 2017 from $881.3 million in fiscal 2016. This increase resulted from the following factors:

(Dollars in millions)	Increase/ (decrease)
Decrease in revenues	$(29.0)
Increase in rate	36.9
Decrease in buying and occupancy costs	8.4

Increase in gross profit	$16.3

Gross margin increased to 37.8% in fiscal 2017 from 36.2% in fiscal 2016. The increase in gross margin was driven by a 160 basis point expansion in merchandise margin due to favorable product costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $27.4 million, or 3.3%, to $851.7 million in fiscal 2017 from $824.3 million in fiscal 2016. This increase primarily resulted from the following:

(Dollars in millions)	Increase/ (decrease)
Transformation costs	$50.7
Charges related to workforce reductions	11.9
Corporate occupancy actions last year	10.6
Decrease in marketing costs	(4.6)
Decrease in depreciation	(8.2)
Decrease in operating and corporate expenses	(9.8)
Decrease in consulting fees	(9.9)
Decrease in payroll and related expenses	(13.3)

Total increase in selling, general and administrative expenses	$27.4

As a percentage of revenues, selling, general and administrative expenses increased to 35.9% in fiscal 2017 from 33.9% in fiscal 2016.

Impairment Losses

Impairment losses were $141.2 million in fiscal 2017 compared to $7.8 million in fiscal 2016. The impairment losses were the result of the write-down of the following assets:

(Dollars in millions)	Fiscal 2017	Fiscal 2016
Intangible asset related to the J.Crew trade name	$129.8	$—
Long-lived assets	11.4	7.8

Impairment losses	$141.2	$7.8

Interest Expense, Net

Interest expense, net, decreased $27.6 million to $97.9 million in fiscal 2017 from $125.5 million in fiscal 2016. A summary of interest expense is as follows:

(Dollars in millions)	Fiscal 2017	Fiscal 2016
Term Loan Facility	$66.1	$62.0
Notes	24.7	—
PIK Notes	19.6	44.3
Realized hedging losses	10.7	10.5
Amortization of deferred financing costs and debt discount	5.2	6.9
Interest expense reductions under TDR	(31.4)	—
Other, net	3.0	1.8

Interest expense, net	$97.9	$125.5

Loss on Refinancings

We accounted for the Exchange Offer (as defined below) in accordance with ASC 470-Debt, which resulted in a portion of the exchange to be considered a TDR. In fiscal 2017, we recognized a related loss of $11.7 million.

Benefit for Income Taxes

In December 2017, significant changes were made to the federal tax law in the United States. Among its many provisions, the Tax Reform reduced the corporate federal tax rate from 35% to 21%. As a result of the new rate, we remeasured our deferred tax assets and liabilities at the rate we expect to be in effect when the deferred taxes will reverse.

The benefit for income taxes for fiscal 2017 was $133.1 million, which included (i) a deferred tax benefit of $50.6 million related to the intangible asset for the J.Crew trade name, which was written down by $129.8 million in fiscal 2017 and (ii) the remeasurement of deferred taxes of $18.5 million pursuant to Tax Reform.

The effective tax rate for fiscal 2017 was 65%. Items driving differences between the blended U.S. federal statutory rates of 33.7% and the effective rate include (i) the accounting for a troubled debt restructuring, (ii) the change in tax rates from Tax Reform, (iii) state and local income taxes, (iv) lower rates in certain foreign jurisdictions and (v) changes in our valuation allowances, including the reversal of the valuation allowance recorded against deferred taxes at the federal level, offset by increases in the valuation allowance recorded against deferred taxes in certain foreign jurisdictions.

Although Tax Reform significantly reduced the federal tax rate, it substantially reduced our ability to deduct interest expense beginning in fiscal 2018. The inability to use our interest deductions either in a current year, or carried forward to future years, has increased our projections of future taxable income.

The effective tax rate for fiscal 2016 was 8%. Items driving differences between the U.S. federal statutory rate of 35% and the effective rate include (i) the recognition of certain valuation allowances, (ii) lower rates in certain foreign jurisdictions and (iii) reserves for uncertain tax positions.

Net Loss

Net loss increased $1.3 million to $71.7 million in fiscal 2017 from $70.4 million in fiscal 2016. This increase was due to: (i) higher impairment losses of $133.4 million, (ii) an increase in selling, general and administrative expenses of $27.4 million and (iii) an increase in loss on refinancing of $11.3 million, offset by (iv) an increase in the benefit for income taxes of $126.8 million, (v) a decrease in interest expense of $27.6 million and (vi) an increase in gross profit of $16.3 million.

Liquidity and Capital Resources

Our primary sources of liquidity are our current balances of cash and cash equivalents and borrowings available under the ABL Facility. Our primary cash needs are (i) meeting debt service requirements, (ii) capital expenditures in connection with making information technology enhancements, opening new stores and improving our existing stores and making investments in our distribution network and corporate headquarters and (iii) funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts payable and other current liabilities.

Operating Activities

	For the Thirty-nine Weeks Ended		For the Year Ended
(Dollars in millions)	November 2, 2019	November 3, 2018	February 2, 2019	February 3, 2018	January 28, 2017
Net income (loss)	$(28.9)	$12.5	$(67.8)	$(71.7)	$(70.4)
Adjustments to reconcile to cash flows from operating activities:
Depreciation of property and equipment	59.4	67.4	88.0	101.3	109.5
Impairment losses	12.9	9.8	10.8	141.2	7.8
Amortization of intangible assets	3.9	5.4	7.2	9.1	10.5
Amortization of deferred financing costs and debt discount	2.8	2.8	3.7	5.2	6.9
Reclassification of hedging losses to earnings	2.5	2.3	2.4	10.7	10.5
Share-based compensation	—	0.1	0.2	2.3	1.0
Loss on sale of property	—	—	—	0.5	—
Deferred income taxes	0.5	—	—	(129.3)	2.5
Foreign currency transaction gains	(0.1)	(0.2)	(0.4)	(1.4)	(1.5)
Changes in merchandise inventories, net	—	—	(98.5)	22.6	57.8
Changes in accounts payable and other liabilities	—	—	95.8	21.4	(17.4)
Changes in operating assets and liabilities	(67.9)	(206.9)	(34.5)	(31.4)	20.7

Net cash provided by (used in) operating activities	$(14.9)	$(106.8)	$6.9	$80.5	$137.9

Cash used in operating activities of $14.9 million in the first nine months of fiscal 2019 resulted from: (i) changes in operating assets and liabilities of $67.9 million, primarily due to working capital fluctuations, and (ii) a net loss of $28.9 million, partially offset by (iii) non-cash adjustments of $81.9 million.

Cash used in operating activities of $106.8 million in the first nine months of fiscal 2018 resulted from: (i) changes in operating assets and liabilities of $206.9 million, primarily due to an increase in merchandise inventories as a result of an anticipated increase in revenues and an increase in wholesale accounts receivable, partially offset by (ii) non-cash adjustments of $87.6 million and (iii) net income of $12.5 million.

Cash provided by operating activities of $6.9 million in fiscal 2018 resulted from: (i) non-cash adjustments of $111.9 million, partially offset by (ii) a net loss of $67.8 million and (iii) changes in operating assets and liabilities of $37.2 million, primarily due to an increase in merchandise inventories as a result of an anticipated increase in revenues. During the fourth quarter of fiscal 2018, we recorded a charge of $39.3 million for expected losses on the disposition of excess merchandise inventories.

Cash provided by operating activities of $80.5 million in fiscal 2017 resulted from: (i) non-cash adjustments of $139.6 million and (ii) changes in operating assets and liabilities of $12.6 million due to working capital fluctuations, partially offset by (iii) net loss of $71.7 million.

Cash provided by operating activities of $137.9 million in fiscal 2016 resulted from: (i) non-cash adjustments of $147.2 million and (ii) changes in operating assets and liabilities of $61.1 million due to working capital fluctuations, partially offset by (iii) net loss of $70.4 million.

Investing Activities

	For the Thirty-nine Weeks Ended		For the Year Ended
(Dollars in millions)	November 2, 2019	November 3, 2018	February 2, 2019	February 3, 2018	January 28, 2017
Capital expenditures:
Information technology	$(8.6)	$(17.4)	$(23.2)	$(21.4)	$(29.7)
New stores and store improvements	(16.3)	(9.5)	(15.9)	(15.7)	(39.4)
Corporate headquarters relocation	(24.8)	(4.6)	(8.8)	—	—
Other(a)	(2.8)	(4.0)	(4.8)	(2.5)	(11.0)
Proceeds from sale of property	—	—	—	2.5	—

Net cash used in investing activities	$(52.5)	$(35.5)	$(52.7)	$(37.1)	$(80.1)

(a)	Includes capital expenditures for warehouse improvements and general corporate purposes.

Capital expenditures are planned at approximately $65 million for fiscal 2019, including approximately $25 million for our corporate headquarters relocation, approximately $25 million for new stores and store improvements, approximately $10 million for information technology enhancements, and the remainder for warehouse improvements and general corporate purposes.

Financing Activities

	For the Thirty-nine Weeks Ended		For the Year Ended
(Dollars in millions)	November 2, 2019	November 3, 2018	February 2, 2019	February 3, 2018	January 28, 2017
Repayments of debt	$(88.6)	$(73.0)	$(82.4)	$(38.3)	$(11.8)
Dividends on preferred stock	(4.9)	(9.6)	(9.6)	(1.6)	—
Costs paid in connection with refinancings of debt	—	(0.1)	(0.1)	(0.7)	(1.1)
Net borrowings under the ABL Facility	147.1	148.5	70.8	—	—
Proceeds from Notes, net of discount	1.0	—	—	123.5	—
Repayments pursuant to the Term Loan amendment	—	—	—	(150.5)	—

Net cash provided by (used in) financing activities	$54.6	$65.8	$(21.3)	$(67.6)	$(12.9)

Cash provided by financing activities of $54.6 million in the first nine months of fiscal 2019 resulted primarily from: (i) net borrowings under the ABL Facility, offset by (ii) repayments of debt.

Cash provided by financing activities of $65.8 million in the first nine months of fiscal 2018 resulted from: (i) net borrowings under the ABL Facility, offset by (ii) repayments of debt.

Cash used in financing activities was $21.3 million in fiscal 2018 resulting primarily from: (i) repayments of debt, offset by (ii) net borrowings under the ABL Facility.

Cash used in financing activities was $67.6 million in fiscal 2017 resulting from: (i) repayments pursuant to the Term Loan amendment, offset by (ii) the proceeds from the issuance of the Notes (as defined below).

Cash used in financing activities was $12.9 million in fiscal 2016 resulting from: (i) principal repayments of the Term Loan Facility and (ii) costs paid in connection with the refinancing of debt.

Debt Exchange and Refinancing

In the second quarter of fiscal 2017, we and certain of our subsidiaries completed the following interrelated liability management transactions:

•

a private exchange offer (the “Exchange Offer”) pursuant to which $565.7 million aggregate principal amount of the outstanding 7.75%/8.50% Senior PIK Toggle Notes due 2019 (the “PIK Notes”) issued by Chinos Intermediate Holdings A, Inc., our direct wholly-owned subsidiary (the “PIK Notes Issuer”), were exchanged for aggregate consideration consisting of:

•

$249,596 aggregate principal amount of 13% Senior Secured Notes due 2021 issued by J.Crew Brand, LLC and J.Crew Brand Corp. (the “Exchange Notes”), which are secured primarily by the U.S. intellectual property assets held by J.Crew Domestic Brand, LLC (“IPCo”);

•	189,688 shares of our pre-Reorganization 7% non-convertible perpetual series A preferred stock, no par value per share, with an aggregate initial liquidation preference of $189,688; and

•	15%, or 17,362,719 shares, of our pre-Reorganization class A common stock, $0.00001 par value per share;

•	certain amendments to the indenture governing the PIK Notes; and

•	an amendment to our Amended and Restated Credit Agreement, dated as of March 5, 2014 (the “Term Loan Facility”) to, among other things, facilitate the following related transactions:

•	the repayment of $150.5 million principal amount of term loans then outstanding under the Term Loan Facility;

•

the transfer of the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand (the “Additional Transferred IP”) to IPCo, which, together with the undivided 72.04% ownership interest transferred in December 2016 (the “Initial Transferred IP”) represent 100% of the U.S. intellectual property rights of the J.Crew brand (the “Transferred IP”), and the execution of related license agreements;

•

the issuance of $97.0 million aggregate principal amount of an additional series of 13% Senior Secured Notes due 2021 by J.Crew Brand, LLC and J.Crew Brand Corp. (the “New Money Notes” and, together with the Exchange Notes, the “Notes”), subject to the same terms and conditions as the Exchange Notes, for cash at a 3% discount, subject to the terms of the note purchase agreement, dated June 12, 2017, the proceeds of which were loaned on a subordinated basis to us and were applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above; and

•

the raising of additional borrowings under the Term Loan Facility of $30.0 million (at a 2% discount) provided by our Sponsors (the “New Term Loan Borrowings”), the net proceeds of which were also applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above.

We accounted for the Exchange Offer in accordance with ASC 470 – Debt, which resulted in a portion of the exchange to be considered a TDR. Accordingly, pursuant to such guidance for a TDR, future interest payments of $219.8 million were recognized as debt on the consolidated balance sheet at the date of the Exchange Offer. As these future payments are made, we will record these distributions as a reduction of debt, and will not recognize interest expense on the consolidated statement of operations.

Financing Arrangements

ABL Facility

We have an asset-based credit facility (the “ABL Facility”), which is governed by an asset-based credit agreement with Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto, that, following the Sixth Amendment described below, provides for a $375 million senior secured asset-based revolving line of credit (which may be increased by up to $75 million in certain circumstances), subject to a borrowing base limitation. We cannot borrow in excess of $375 million under the ABL Facility without the consent of holders of at least a majority of the loans outstanding under our Term Loan Facility. The borrowing base under the ABL Facility equals the sum of: 90% of the eligible credit card receivables; plus, 85% of eligible accounts; plus, 90% (or 92.5% for the period of August 1 through December 31 of any fiscal year) of the net recovery percentage of eligible inventory multiplied by the cost of eligible inventory; plus 85% of the net recovery percentage of eligible letters of credit inventory, multiplied by the cost of eligible letter of credit inventory; plus, 85% of the net recovery percentage of eligible in-transit inventory, multiplied by the cost of eligible in-transit inventory; plus, 100% of qualified cash; minus, all availability and inventory reserves. The ABL Facility includes borrowing capacity in the form of letters of credit up to $200 million, and up to $25 million in U.S. dollars for loans on same-day notice, referred to as swingline loans, and is available in U.S. dollars, Canadian dollars and Euros. Any amounts outstanding under the ABL Facility are due and payable in full on the maturity date of November 17, 2021.

On September 19, 2018, we entered into a Sixth Amendment to Credit Agreement (Incremental Amendment) (the “Sixth Amendment”), which amended the ABL Facility to increase the revolving credit commitment from $350 million to $375 million, with the additional $25 million provided by MUFG Union Bank, N.A., which joined the ABL Facility as an additional lender.

On November 2, 2019, standby and documentary letters of credit were $64.7 million, outstanding borrowings were $217.9 million, and excess availability, as defined, was $92.4 million. The weighted average interest rate on the borrowings outstanding under the ABL Facility was 4.12% on November 2, 2019. Average short-term borrowings under the ABL Facility were $211.5 million and $59.1 million in the first nine months of fiscal 2019 and fiscal 2018, respectively.

Term Loan Facility

2017 Amendment. In the second quarter of fiscal 2017, concurrently with the settlement of the Exchange Offer, we amended our Term Loan Facility to, among other things, (i) increase the interest rate applicable to the loans held by consenting lenders, which represented 88% of lenders, (the “Consenting Lenders”; and the loans held by the Consenting Lenders, the “Amended Loans”) by 22 basis points, (ii) increase the amount of amortization payable to Consenting Lenders, (iii) provide for the New Term Loan Borrowings of $30.0 million, (iv) amend certain covenants and events of default and (v) direct Wilmington Savings Fund Society, FSB, as administrative agent under the Term Loan Facility, to dismiss, with prejudice, certain litigation regarding the Initial Transferred IP (and the related actions). Additionally, we repaid $150.5 million of principal amount of term loans outstanding under the Term Loan Facility, which was financed with (i) the net proceeds from the New Money Notes of $94.1 million, (ii) the net proceeds from the New Term Loan Borrowings of $29.4 million and (iii) cash on hand of $27.0 million.

Interest Rate. Initial borrowings under the Term Loan Facility bear interest at a rate per annum equal to an applicable margin (which, in the case of the Amended Loans, was increased by 22 basis points) plus, at our option, either (a) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (b) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. New Term Loan Borrowings bear interest at LIBOR plus 9% per annum payable in cash plus 3% per annum payable in kind.

The weighted average interest rate on the borrowings outstanding under the Term Loan Facility was 5.29% on November 2, 2019. The applicable margin (i) in effect for base rate borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 2.00%, (y) in the case of the Amended Loans, 2.22% and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind) and (ii) with respect to LIBOR borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 3.00% and the LIBOR Floor, (y) in the case of the Amended Loans, 3.22% and the LIBOR Floor and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind), respectively, at November 2, 2019.

Principal Repayments. We are required to make principal repayments equal to 0.25% of the original principal amount of the Term Loan Facility (excluding the New Term Loan Borrowings), or $3.9 million, on the last business day of January, April, July, and October. We are also required (i) to repay the term loan based on an annual calculation of excess cash flow, as defined in the agreement and (ii) beginning on July 31, 2019 on the last business day of January, April, July and October, to make additional principal repayments of $1.5 million equal to 0.125% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. In the second quarter of fiscal 2019, we made an additional one-time principal repayment of $11.9 million which is equal to 1.00% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. The maturity date of the Term Loan Facility is March 5, 2021.

Notes

General. In the second quarter of fiscal 2017, in connection with settlement of the Exchange Offer and the issuance of the Notes, J.Crew Brand, LLC and J.Crew Brand Corp. (together, the “Notes Co-Issuers”) and the Guarantors (as defined below) entered into (i) an indenture with U.S. Bank National Association, as Trustee and collateral agent, governing the terms of the Exchange Notes (the “Exchange Notes Indenture”) and (ii) an indenture with the Trustee and U.S. Bank, as collateral agent, governing the terms of the New Money Notes (the “New Money Notes Indenture”), which is in substantially the same form as the Exchange Notes Indenture.

Interest Rate. The Notes bear interest at a rate of 13% per annum, and interest is payable semi-annually on March 15 and September 15 of each year. The Notes mature on September 15, 2021.

Notes Guarantee. The Notes are guaranteed by J.Crew Brand Intermediate, LLC, IPCo and J.Crew International Brand, LLC, each of which is a Delaware limited liability company and a wholly-owned indirect subsidiary of the Company (collectively, the “Guarantors,” and each, a “Guarantor”). The PIK Notes Issuer also unconditionally guarantees the payment obligations of the Notes Co-Issuers and the Guarantors.

Exchange Notes Collateral. The Exchange Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the Initial Transferred IP and certain other assets of the Notes Co-Issuers and Guarantors, and on a second priority lien basis by the Additional Transferred IP, subject, in each case, to permitted liens under the Exchange Notes Indenture and that certain intercreditor agreement, entered into between the collateral agents on July 13, 2017.

New Money Notes Collateral. The New Money Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the Additional Transferred IP and certain other assets, and on a second priority lien basis by the Initial Transferred IP, subject, in each case, to permitted liens under the New Money Notes Indenture and the intercreditor agreement.

Redemption. The Notes are redeemable at the option of the Notes Co-Issuers, in whole or in part, at any time, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make whole” premium. The Notes are not subject to any mandatory redemption obligation, and there is no sinking fund provided for the Notes.

Change in Control. Upon the occurrence of a Change of Control (as defined in each of the indentures, as applicable), the Notes Co-Issuers will be required to offer to repay all of the Notes at 100% of the aggregate principal amount repaid plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

Covenants. Each of the indentures contains covenants covering (i) the payment of principal and interest, (ii) maintenance of an office or agency for the payment of the Notes, (iii) reports to the applicable Trustee and holders of the Notes, (iv) stay, extension and usury laws, (v) payment of taxes, (vi) existence, (vii) maintenance of properties and (viii) maintenance of insurance. Each of the indentures relating to the Notes also includes covenants that (i) limit the ability to transfer the collateral and (ii) limit liens that may be imposed on the assets of the Guarantors, which covenants are, in each case, subject to certain exceptions set forth in each of the indentures.

PIK Notes

In the fourth quarter of fiscal 2013, the PIK Notes Issuer, a direct wholly-owned subsidiary of the Company, issued $500 million of PIK Notes. As part of the refinancing in July 2017, $565.7 million in aggregate principal amount of the PIK Notes were exchanged for $249.6 million of Exchange Notes and shares of our preferred and common stock. As of February 2, 2019, there were $1.0 million in aggregate principal amount of PIK Notes outstanding and in the first quarter of fiscal 2019, the Company redeemed all remaining outstanding PIK Notes. The PIK Notes were: (i) senior unsecured obligations of the PIK Notes Issuer, (ii) structurally subordinated to all of the liabilities of the PIK Notes Issuer’s subsidiaries, and (iii) not guaranteed by any of the PIK Notes Issuer’s subsidiaries.

IP License Agreements

In December 2016, J.Crew International, Inc. (“JCI”) transferred an undivided 72.04% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, and entered into a related intellectual property license agreement with IPCo. In July 2017, JCI transferred the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, which, together with the initial intellectual property contributed in December 2016, represent 100% of the U.S. intellectual property rights of the J.Crew brand, entered into a license agreement amending and restating the December 2016 license agreement with IPCo and entered into an additional intellectual property license agreement with IPCo (collectively, the “IP License Agreements”).

Under the IP License Agreements, J.Crew Operating Corp, (“OpCo”), our direct wholly-owned subsidiary, pays a fixed license fee of $59 million per annum to IPCo, which owns the U.S. intellectual property rights of the J.Crew brand. The license fees are payable on March 1 and September 1 of each fiscal year. The terms of the 2017 IP License Agreements are no less favorable than could be obtained in an arm’s length transaction with an unaffiliated third party. These royalty payments have no impact on our condensed consolidated results of operations and are not subject to the covenants under our credit facilities or the PIK Notes.

The proceeds from the license fees to IPCo are used by IPCo and J.Crew Brand, LLC, wholly-owned subsidiaries of the Company (collectively, “J.Crew BrandCo”), to meet debt service requirements on the Notes. Any license fees in excess of the debt service requirements are loaned back to OpCo on a subordinated basis.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to interest rate risk arising from changes in interest rates on the floating rate indebtedness under our Senior Credit Facilities. Borrowings pursuant to our Term Loan Facility bear interest at floating rates based on LIBOR, but in no event less than the floor rate of 1.00%, plus the applicable margin. Borrowings pursuant to our ABL Facility bear interest at floating rates based on LIBOR and the prime rate, plus the applicable margin. Accordingly, fluctuations in market interest rates may increase or decrease our interest expense which will, in turn, increase or decrease our net income or net loss and cash flow.

We manage a portion of our interest rate risk related to floating rate indebtedness by entering into interest rate swaps whereby we receive floating rate payments based on the greater of LIBOR and the floor rate and make payments based on a fixed rate. In October 2018, we entered into a new interest rate swap agreement which covers a notional amount of $750 million from March 2019 to March 2020. Under the terms of this agreement, our effective fixed interest rate on the notional amount of indebtedness is 3.03% plus the applicable margin.

In August 2014, we entered into interest rate swap agreements that covered a notional amount of $800 million from March 2016 to March 2019. Under the terms of these agreements, our effective fixed interest rate on the notional amount of indebtedness was 2.56% plus the applicable margin.

As a result of the floor rate described above, we estimate that a 1% increase in LIBOR would increase our annual interest expense by approximately $6 million.

Foreign Currency

Foreign currency exposures arise from transactions denominated in a currency other than the entity’s functional currency. Although our inventory is primarily purchased from foreign vendors, such purchases are denominated in U.S. dollars and are therefore not subject to foreign currency exchange risk. However, we operate in foreign countries, which exposes us to market risk associated with exchange rate fluctuations. We are exposed to foreign currency exchange risk resulting from our foreign operating subsidiaries’ U.S. dollar denominated transactions.

Off Balance Sheet Arrangements

We enter into documentary letters of credit to facilitate a portion of our international purchase of merchandise. We also enter into standby letters of credit to secure reimbursement obligations under certain insurance and import programs and lease obligations. As of November 2, 2019, we had the following obligations under letters of credit in future periods.

Letters of Credit	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
(Dollars in millions)
Standby	$64.0	$63.9	$0.1	$—	$—
Documentary	0.7	0.7	—	—	—

	$64.7	$64.6	$0.1	$—	$—

Cyclicality and Seasonality

Our industry is cyclical and our revenues are affected by general economic conditions. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates, foreign currency exchange rates and consumer confidence.

Our business is seasonal, and as a result our revenues fluctuate from quarter to quarter. We have four distinct selling seasons that align with our four fiscal quarters. Revenues are usually higher in our fourth fiscal quarter, particularly in December when customers make holiday purchases. Our working capital requirements also fluctuate throughout the year, increasing substantially in September and October in anticipation of holiday season inventory requirements.

Contractual Obligations

The following table summarizes our contractual obligations as of February 2, 2019 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
(Dollars in millions)
Operating lease obligations(a)	$899.8	$146.3	$253.5	$186.2	$313.8
Liabilities associated with uncertain tax positions(b)
Purchase obligations:
Inventory commitments	502.0	502.0	—	—	—
Other contractual obligations(c)	63.8	20.1	28.1	15.6	—
Employment agreements	14.9	12.5	2.4	—	—

Total purchase obligations	580.7	534.6	30.5	15.6	—

Debt(d)(e)	1,945.8	170.1	1,775.7	—	—

Total	$3,426.3	$851.0	$2,059.7	$201.8	$313.8

(a)

Operating lease obligations represent obligations under various long-term operating leases entered in the normal course of business for retail and factory stores, office space and equipment requiring minimum annual rentals. Operating lease expense is a significant component of our operating expenses. The lease terms range for various periods of time in various rental markets and are entered into at different times, which mitigates exposure to market changes that could have a material effect on our results of operations within any given year. Operating lease obligations do not include common area maintenance, insurance, taxes and other occupancy costs, which aggregate to approximately 44% of the minimum lease obligations.

(b)

As of February 2, 2019, we have recorded $23.6 million in liabilities associated with uncertain tax positions, which are included in other liabilities on the consolidated balance sheet. While these tax liabilities may result in future cash outflows, management cannot make reliable estimates of the cash flows by period due to the inherent uncertainty surrounding the effective settlement of these positions.

(c)	Relates primarily to commitments incurred in connection with our e-commerce platform.
(d)

Debt includes principal payments on our Term Loan Facility, Notes and PIK Notes, and future interest payments recorded as debt in accordance with accounting guidance for troubled debt restructurings. Additionally, it includes $70.8 million of borrowings outstanding as of February 2, 2019 under a $375 million ABL Facility. The amount reflected does not take into account any amounts that may be required to be prepaid from time to time based on our excess cash flow.

(e)	Amounts shown do not include interest, except for future payments recorded as debt discussed in footnote (d).

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant.

Recent Accounting Pronouncements

In June 2016, a pronouncement was issued that replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. We do not expect there to be a significant impact on our condensed consolidated financial statements.

In January 2017, a pronouncement was issued that simplifies the measurement of goodwill impairment by no longer requiring an entity to perform a hypothetical purchase price allocation. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. We do not expect there to be a significant impact on our condensed consolidated financial statements.

In August 2018, a pronouncement was issued that modifies the disclosure requirements on fair value measurements. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. We are currently evaluating the impact of the new pronouncement on our condensed consolidated financial statements.

Critical Accounting Policies

Lease Accounting

During the first quarter of fiscal 2019, we adopted pronouncements that were issued with respect to the accounting for leases. The pronouncements require lessees to recognize ROU assets and ROU liabilities for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. We used the effective date method whereby initial application occurred on the date of adoption with comparative periods unchanged. Additionally, we utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of our identification of leases, historical lease classification and initial direct costs for existing leases. See Note 4: Leases in the notes to the Chinos Holdings unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information regarding our accounting for leases.

Revenue Recognition

We recognize sales made in our stores at the point-of-sale, sales through our e-commerce business at the date of receipt by a customer and sales to a wholesale customer at the time ownership is transferred. Amounts billed to customers for shipping and handling sales are classified as DTC revenues. We make estimates of future sales returns related to current period sales. Management analyzes historical returns, current economic trends and changes in customer acceptance of our products when evaluating the adequacy of the reserve for sales returns. We record an asset in other current assets for the inventory expected to be returned and a liability in other current liabilities for the sales expected to be refunded. On the statement of operations, we present the change in the liability in total revenues and the change in the asset in cost of goods sold. Employee discounts are classified as a reduction of revenue.

We account for gift cards by recognizing a liability at the time a gift card is sold and recognizing revenue at the time the gift card is redeemed for merchandise. We review our gift card liability on an ongoing basis and recognize income from unredeemed gift card liability on a ratable basis over the estimated period of redemption. We defer revenue and recognize a liability for rewards points issued in connection with our customer loyalty program for the rewards points expected to be redeemed for merchandise in the future.

Inventory Valuation

Merchandise inventories are carried at the lower of average cost or net realizable value. We capitalize certain design, purchasing and warehousing costs in inventory. We evaluate all of our inventories to determine excess inventories based on estimated future sales. Excess inventories may be disposed of through our e-commerce business, factory stores and other liquidation methods. Based on historical results experienced through various methods of disposition, we write down the carrying value of inventories that are not expected to be sold at or above cost. Additionally, we reduce the cost of inventories based on an estimate of lost or stolen items each period.

At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $39.3 million for expected losses on the disposition of those inventories.

Goodwill and Intangible Assets

Indefinite-lived intangible assets, such as the J.Crew trade name and goodwill, are not subject to amortization. We assess the recoverability of indefinite-lived intangibles whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its estimated fair value, we record a charge to write the intangible asset down to its fair value. Definite-lived intangibles, such as the Madewell trade name and favorable lease commitments, are amortized on a straight-line basis over their useful life or remaining lease term.

We assess the recoverability of goodwill at the reporting unit level, which consists of our operating segments, J.Crew and Madewell, of which only Madewell has goodwill. In this assessment, we first compare the estimated enterprise fair value of the Madewell reporting unit to its recorded carrying value. We estimate the enterprise fair value based on a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. If the recorded carrying value of the Madewell reporting unit exceeds its estimated enterprise fair value in the first step, a second step is performed in which we allocate the enterprise fair value to the fair value of Madewell’s net assets. The second step of the impairment testing process requires, among other things, estimates of fair values of substantially all of our tangible and intangible assets. Any enterprise fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill for Madewell. If the recorded goodwill balance for Madewell exceeds the implied fair value of goodwill, an impairment charge is recorded to write goodwill down to its fair value.

Fixed Asset Impairment

We are exposed to potential impairment if the book value of our assets exceeds their expected undiscounted future cash flows. The major components of our long-lived assets are store fixtures, equipment and leasehold improvements. We test for impairment at the store level and the net book value is reduced to fair value if it is determined that the sum of expected discounted future net cash flows is less than net book value.

In fiscal 2018, we recorded non-cash impairment charges of $10.8 million related to certain long-lived assets.

Income Taxes

An asset and liability method is used to account for income taxes. Deferred tax assets and deferred tax liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using current enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Inherent in the measurement of deferred taxes are certain judgments and interpretations of enacted tax law and published guidance.

We maintain valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in the valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, we evaluate factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

With respect to uncertain tax positions that we have taken or expect to take on a tax return, we recognize in our financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized from uncertain positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon effective settlement.

Derivative Financial Instruments

We entered into interest rate swap agreements to manage a portion of our interest rate risk related to floating rate indebtedness. As cash flow hedges, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreements are highly correlated to the changes in interest rates to which we are exposed. Unrealized gains and losses on this instrument are designated as effective or ineffective. The effective portion of such gains or losses is recorded as a component of accumulated other comprehensive loss, while the ineffective portion of such gains or losses is recorded as a component of interest expense. Realized gains and losses in connection with each required interest payment are reclassified from accumulated other comprehensive loss to interest expense.

CHINOS HOLDINGS BUSINESS

The businesses of Chinos Holdings described in this section represent the combined J.Crew business and Madewell business. The J.Crew business will not be owned by investors in this offering following the Reorganization. An investment in us in this offering is an investment in the Madewell business. As used in this section only, unless the context requires otherwise, “Chinos Holdings” the “Company,” “we,” “us” or “our” refer to Chinos Holdings, Inc. and its consolidated subsidiaries, “Madewell” refers to the Madewell business and “J.Crew” refers to the J.Crew business, in each case, before giving effect to the Reorganization. For a description of the Madewell business, see “Additional Information Related to the Madewell Business—Madewell Business.”

Overview

We are a vertically-integrated, omnichannel specialty retailer that operates stores and websites both domestically and internationally. We design our products, offering complete assortments of women’s, men’s and children’s apparel and accessories. We believe our customer base consists primarily of college-educated, professional and fashion-conscious women and men.

We sell our merchandise through our retail and factory stores, our websites and select partners. As of November 2, 2019, we operated 190 J.Crew retail stores, 172 J.Crew factory stores and 138 Madewell stores throughout the United States, Canada, the United Kingdom and Hong Kong; compared to 228 J.Crew retail stores, 175 J.Crew factory stores and 125 Madewell stores as of November 3, 2018.

Brands and Merchandise

We project our brand image through consistent creative presentations and messaging in our store environments, websites, social media channels, partnerships and collaborations, experiential activations and direct mailings; and through our high-quality customer service. We maintain our brand image by exercising substantial control over the design, production, presentation and pricing of our merchandise and by selling our products ourselves and with select partners. Senior management is extensively involved in all phases of our business including product design and sourcing, assortment planning, store selection and design, website experience and the selection of photography used in our brand imaging.

J.Crew

Introduced in 1983 and rooted in iconic American style, J.Crew offers a broad assortment of women’s and men’s apparel and accessories, including outerwear, suiting, casual attire, swimwear, shoes, handbags, belts, socks, jewelry and more. J.Crew offers products ranging from casual t-shirts and denim to limited edition “collection” items, such as hand-embellished sweaters and coats, Italian cashmere, limited edition prints and patterns, and vintage inspired details. We also offer a curated selection of other brands that share our values and aesthetic, and that provide items consistent with our brand philosophy. J.Crew products are sold primarily through our J.Crew retail and factory stores, our websites, and through select partners.

Introduced in 2006, crewcuts reflects the same high standard of quality, style and design that we offer under the J.Crew brand. Crewcuts offers a product assortment of apparel and accessories for the children’s market. Crewcuts products are sold through stand-alone retail and factory stores, shop-in-shops in our J.Crew retail and factory stores, our websites, and through select partners.

Madewell

Introduced in 2006, Madewell is a fast-growing and innovative brand offering a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers, timeless leather jackets, totes, tops and much more. Madewell also offers lifestyle products including dresses, swimwear, beauty, gifts and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

Properties

J.Crew Retail. Our J.Crew retail stores are located in upscale regional malls, lifestyle centers and street locations. Our J.Crew retail stores are designed and fixtured with the goal of creating a distinctive, sophisticated and inviting atmosphere, with displays and information about outfitting, styling, product quality and services. We believe positioning our stores in desirable locations is critical to the success of our business, and we determine store locations, as well as individual store sizes, based on geographic location, demographic information, presence of anchor tenants in mall locations and proximity to other high-end specialty retail stores. As of November 2, 2019, we operated 190 J.Crew retail stores throughout the United States, Canada, the United Kingdom and Hong Kong.

Our J.Crew retail stores averaged approximately 6,500 square feet as of February 2, 2019, but are “sized to the market,” which means that we adjust the size of a particular retail store-based on the projected revenues from that store. Our retail stores range in size from a 21,000 square foot store in New York City to small crewcuts and men’s shops of approximately 900 square feet.

J.Crew Factory. Our J.Crew factory stores are located primarily in large outlet malls and are designed with simple, volume-driving visuals to maximize the sale of key items. We design and develop a dedicated line of value-driven merchandise for our J.Crew factory stores and jcrewfactory.com, inspired by classic J.Crew style. As of November 2, 2019, we operated 172 J.Crew factory stores throughout the United States and Canada.

Our J.Crew factory stores averaged approximately 5,800 square feet as of February 2, 2019, and are also “sized to the market.” Our factory stores range in size from a 10,300 square foot store in New York to a 1,500 square foot store in Florida.

Madewell. Our Madewell stores are located in upscale regional Class A malls, lifestyle centers and street locations. Our Madewell stores balance a high-touch, boutique feel with a sophisticated, digitized operation and omnichannel capabilities. As of November 2, 2019, we operated 138 Madewell stores throughout the United States.

Our Madewell stores averaged approximately 3,400 square feet as of February 2, 2019. Our Madewell stores range in size from a 9,600 square foot store in Washington, D.C. to a 2,400 square foot store in Michigan.

E-commerce

We also serve customers through our e-commerce business, which includes websites for the J.Crew, J.Crew factory and Madewell brands. Our websites allow customers to purchase our merchandise through jcrew.com, jcrewfactory.com and madewell.com.

Shared Resources That Support Our Brands

Sourcing

We source our merchandise in two ways: (i) by purchasing merchandise directly from manufacturers and (ii) through the use of buying agents. We have no long-term merchandise supply contracts and we typically transact business on an order-by-order basis. In fiscal 2018, we worked with 13 buying agents, who supported our relationships with vendors that supplied approximately 60% of our merchandise, with one of these buying agents supporting our relationships with vendors that supplied approximately 39% of our merchandise. We sourced 40% of our merchandise directly from manufacturers within the United States and overseas, the majority of whom we have long-term and, in our opinion, stable relationships.

Our sourcing base currently consists of 202 vendors who operate 339 factories in 26 countries. Our top 10 vendors supply 34% of our merchandise.

In fiscal 2018, approximately 87% of our merchandise was sourced in Asia (with 54% of our products sourced from China and Hong Kong), 12% was sourced in Europe and other regions, and 1% was sourced in the United States. Substantially all of our foreign purchases are negotiated and paid for in U.S. dollars.

Distribution

We own a 284,000 square foot facility in Asheville, North Carolina that houses our distribution operations for our stores and wholesale business. Merchandise is transported from this distribution center to our stores and wholesale customers by independent trucking companies, with a transit time of approximately two to five days, or directly to our stores from our suppliers.

We also own a 458,000 square foot facility in Lynchburg, Virginia that houses a customer call center and order fulfillment operations for our e-commerce business. This facility employs approximately 290 additional associates during our peak season. Merchandise sold through our e-commerce business is sent directly to domestic customers from this distribution center or our stores via the United States Postal Service, or UPS.

Following the Reorganization, J.Crew will continue to own these two facilities.

Management Information Systems

Our management information systems are designed to provide comprehensive order processing, production, accounting and management information for the marketing, manufacturing, importing, distribution, financial reporting and analytical functions of our business. Our in-store point-of-sale systems, e-commerce platforms and support systems provide the omnichannel capability to enable us to track inventory from store receipt to final sale on a real-time basis. We have agreements with third parties to provide hosting services and administrative support for portions of our infrastructure, and utilize cloud-based systems in addition to those hosted on premise.

We believe our merchandising and financial systems, coupled with our point-of-sale and e-commerce systems, allow for item-level stock replenishment, merchandise planning and real-time inventory accounting capabilities. Our telephone and call center systems, warehouse package sorting systems, automated warehouse locator, order management systems and inventory tracking systems use current technology and are subjected to stress and volume testing during off-peak periods to improve performance during our peak season.

Seasonality

Our business is seasonal and as a result, our revenues fluctuate from quarter to quarter. We have four distinct selling seasons that align with our four fiscal quarters. Revenues are usually higher in our fourth fiscal quarter, particularly December when customers make holiday purchases. In fiscal 2018, we realized approximately 30% of our revenues in the fourth fiscal quarter.

Competition

The specialty retail industry is highly competitive. We compete primarily with specialty retailers, department stores and e-commerce businesses that engage in the sale of women’s, men’s and children’s apparel and accessories and similar merchandise. We compete on quality, design, customer service and price. We believe our success depends in substantial part on our ability to originate, define and communicate product and fashion trends as well as to timely anticipate, predict and react to changing consumer demands.

Associates

As of February 2, 2019, we had approximately 14,500 associates, of whom approximately 4,300 were full-time associates and 10,200 were part-time associates. Approximately 1,360 of these associates are employed in our customer call center and order fulfillment operations facility in Lynchburg, Virginia; approximately 370 of these associates work in our distribution center in Asheville, North Carolina. In addition, approximately 3,900 associates are hired on a seasonal basis in these facilities and our stores to meet demand during the peak season. None of our associates are represented by a union. We have had no labor-related work stoppages and we believe our relationship with our associates is good.

Trademarks and Licensing

The J.Crew and Madewell trademarks and variations thereon, such as crewcuts, are registered or are subject to pending trademark applications with the United States Patent and Trademark Office and with the registries of many foreign countries. Our intellectual property will be assigned or licensed as necessary to facilitate the Reorganization.

Government Regulation

We are subject to customs, truth-in-advertising, consumer protection, employment, data privacy, product safety and other laws, including zoning and occupancy ordinances that regulate retailers and/or govern the promotion and sale of merchandise and the operation of retail stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business.

CHINOS HOLDINGS MANAGEMENT

This section describes the management of Chinos Holdings prior to the Reorganization. In connection with the Reorganization, the board of directors and the senior management team of Chinos Holdings will be reconstituted, the certificate of incorporation and bylaws of Chinos Holdings will be amended and restated and new corporate governance policies and other documents will be adopted for Chinos Holdings. For information regarding the board of directors, senior management team, certificate of incorporation, bylaws and corporate governance policies of Chinos Holdings following the Reorganization, please see “Additional Information Related to the Madewell Business—Madewell Management.” As used in this section only, unless the context requires otherwise, “Chinos Holdings” the “Company,” “we,” “us” or “our” refer to Chinos Holdings, Inc. and its consolidated subsidiaries prior to giving effect to the Reorganization.

Directors

The pre-Reorganization board of directors of Chinos Holdings, Inc. consists of seven members, who have been elected pursuant to the Principal Investors Stockholders’ Agreement (as defined below) among our Sponsors, our former Chief Executive Officer and Chairman, Millard Drexler, and certain other stockholders party thereto. Four of the directors (Mr. Coulter, Mr. Solomon, Mr. Sokoloff, and Mr. Weingart) are current or former employees of our Sponsors and are therefore deemed to be affiliates. Mr. Farbman is not an employee of, or service provider to (other than in his capacity as a director), either Chinos Holdings or our Sponsors. The names of our current directors, along with their present positions and qualifications, their principal occupations and directorships held with public corporations during the past five years, their ages as of March 20, 2019 and the year first elected as a director are set forth below.

Name	Age	Year First Elected Director
James Coulter	59	1997
Seth Farbman	52	2018
Jonathan Sokoloff	62	2011
Michael Solomon	44	2019
Jack Weingart	53	2019

James Coulter. Mr. Coulter has been a director since 1997. He is a Founding Partner of TPG. Mr. Coulter serves on the board of directors of Cirque du Soleil, Creative Artists Agency, Evolution Media Growth Partners, LLC, Philz Coffee, Inc., Rodan + Fields, LLC, and The Rise Fund. He previously served on the boards of directors of Pace Holdings Corp, the Neiman Marcus Group, Inc., Chobani and IMS Health Inc. We believe Mr. Coulter’s qualifications to sit on our Board include his experience in finance and extensive and diverse experience in domestic and international business.

Seth Farbman. Mr. Farbman became a director in January 2018. He served as Chief Marketing Officer of Spotify, Inc. from April 2015 to September 2018. He previously served as the Chief Marketing Officer of Gap, Inc. from February 2011 to April 2015. Prior to that, Mr. Farbman spent six years at Ogilvy & Mather, an advertising, marketing and public relations agency, holding various executive positions including Managing Director and helping found Ogilvy’s sustainability practice area, OgilvyEarth. Earlier in his career, Mr. Farbman held senior positions in the marketing departments of AT&T Wireless and Verizon Wireless. We believe that Mr. Farbman’s qualifications to sit on our Board include significant knowledge and extensive experience in leading and developing marketing strategies for retail and consumer brands, as well as his expertise with data analytics, e-commerce, social marketing and customer engagement.

Jonathan Sokoloff. Mr. Sokoloff has been a director since 2011. Mr. Sokoloff is Managing Partner of Leonard Green & Partners. L.P. (“LGP”), which he joined in 1990. LGP is a leading private equity investment firm based in Los Angeles with approximately $25 billion of committed capital. The firm partners with experienced management teams and often with founders to invest in market-leading companies. Previously, Mr. Sokoloff was a Managing Director in corporate finance at Drexel Burnham Lambert.

Mr. Sokoloff presently serves on the boards of directors of three SEC reporting companies, Container Store Group, Inc., Shake Shack Inc. and Signet Jewelers LTD., as well as Advantage Solutions Inc., J.Crew, Jetro Cash & Carry Enterprises, LLC, JO-ANN Stores Inc. and Union Square Hospitality Group LLC. He has previously served on the board of directors of Whole Foods Market Inc., among many other companies.

Mr. Sokoloff serves as trustee of Williams College and the Los Angeles County Museum of Art. He is also a board member of the Melanoma Research Alliance. We believe Mr. Sokoloff’s qualifications to sit on our Board include his experience as a private equity investor and his experience as a director of other retail companies.

Michael Solomon. Mr. Solomon has been a director since 2019. Mr. Solomon is a Partner of LGP, which he joined in 2000. Mr. Solomon serves on the boards of directors of PDC Brands and Prospect Medical Holdings, Inc., and previously served on the boards of directors of Dollar Financial Group, Inc., Petco Animal Supplies, Inc. and Phoenix Scientific, Inc. We believe Mr. Solomon’s qualifications to sit on our Board include his background as a private equity investor and his experience as a director of other companies.

Jack Weingart. Mr. Weingart has been a director since April 2019. Mr. Weingart is the Co-Managing Partner of TPG Capital, TPG’s U.S. and European private equity platform, and serves on the executive committee of TPG Global. He joined TPG in 2006 to establish and lead the firm’s capital markets group, where he led the planning and execution of all debt and equity issuance by TPG Capital portfolio companies. From 2006 through 2017, he served as Managing Partner of TPG Funding, which comprises the firm’s capital markets and fundraising activities. Prior to joining TPG, Mr. Weingart served as a Managing Director at Goldman, Sachs & Co. from 2005 to 2006, where he was responsible for managing the firm’s west coast leveraged finance and financial sponsor businesses. Before Goldman Sachs, he was a Managing Director with Banc of America Securities LLC from 2003 to 2005, where he lead the firm’s west coast financial sponsor business. From 1988 to 2003, Mr. Weingart worked at Merrill Lynch & Co. in a variety of leadership positions within investment banking and debt capital markets. He previously served on the boards of directors of Chobani and the Awaso Hope Foundation. We believe that Mr. Weingart’s qualifications to sit on our board include his investment banking, capital markets and finance expertise and his experience as a director of other companies.

Executive Officers

The names and ages of the pre-Reorganization executive officers of Chinos Holdings as of July 18, 2019, along with their positions and qualifications, are set forth below. The management team of Chinos Holdings will be reconstituted following the Reorganization, as described in “Additional Information Related to the Madewell Business—Madewell Management.”

Name	Age	Position
Michael Nicholson	52	Interim Chief Executive Officer
Vincent Zanna	47	Chief Financial Officer and Treasurer
Libby Wadle	46	President and Chief Executive Officer—Madewell
Lynda Markoe	52	Chief Administrative Officer
Lisa Greenwald	40	Chief Merchandising Officer

Michael Nicholson. Mr. Nicholson has been the Interim Chief Executive Officer of Chinos Holdings since April 2019. Prior to that, he was the President and Chief Operating Officer of Chinos Holdings since he joined Chinos Holdings on January 11, 2016. Mr. Nicholson served as the Chief Financial Officer of Chinos Holdings until August 23, 2017. Before joining Chinos Holdings, he was Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer of ANN, Inc. from December 2012 until August 2015. Previously, from 2007 to 2012, he served as Executive Vice President, Chief Financial Officer and Treasurer of ANN, Inc. Prior to that, he spent seven years at Limited Brands, Inc. holding various executive positions including Executive Vice President, Chief Operating Officer and Chief Financial Officer for Victoria’s Secret Beauty Company. Earlier in his career, Mr. Nicholson held senior positions at Colgate Palmolive and Altria Group, Inc.

Vincent Zanna. Mr. Zanna has been the Chief Financial Officer & Treasurer of Chinos Holdings and J.Crew Group since August 2017 leading all aspects of finance, including accounting, financial planning & analysis, treasury, investor relations and procurement as well as real estate, planning & construction and loss prevention. Prior to that, he served as J.Crew’s Senior Vice President of Finance and Treasurer since October 2016 and Vice President and Treasurer from 2012. Prior to joining Chinos Holdings in 2009, he served as the Treasurer of Footstar, Inc., where he held various finance positions from 1998 to 2009.

Libby Wadle. Ms. Wadle has been President and Chief Executive Officer—Madewell effective since March 2019. Prior to that, she was President—Madewell since May 2017. She had previously been the President—J.Crew Brand since April 2013. Before that, she was the Executive Vice President—J.Crew Brand from 2011 to 2013, and Executive Vice President—Retail and Factory from 2010 to 2011, and was Executive Vice President—Factory and Madewell from 2007 to 2010. Before that Ms. Wadle served as Vice President and then Senior Vice President of J.Crew Factory since 2004. Prior to joining Chinos Holdings, Ms. Wadle was Division Vice President of Women’s Merchandising at Coach, Inc. from 2003 to 2004 and held various merchandising positions at The Gap, Inc. from 1995 to 2003.

Lynda Markoe. Ms. Markoe has been the Chief Administrative Officer of Chinos Holdings since September 14, 2017. She previously served as the Executive Vice President, Human Resources & Legal since 2015. Prior to that, she served as Executive Vice President from 2007 to 2015 and before that she was Vice President and then Senior Vice President, Human Resources from 2003 to 2007. Before joining Chinos Holdings, Ms. Markoe worked at The Gap, Inc. where she held a variety of positions over 15 years.

Lisa Greenwald. Ms. Greenwald has been the Chief Merchandising Officer of Chinos Holdings since May 2017. She had previously been the SVP of Merchandising—Madewell from 2015 to 2017, and Vice President Madewell Merchandising from 2013 to 2015. Before that Ms. Greenwald held various other Merchandising positions within Chinos Holdings from 2004 to 2013. Prior to joining Chinos Holdings, Ms. Greenwald held various merchandising positons at Club Monaco from 2002 to 2003 and before that at The Gap, Inc. from 2000 to 2002.

Family Relationships

There are no family relationships between any of our current executive officers or directors.

Corporate Governance

Election of Members to the Board of Directors

Members of the Board of Directors have historically been nominated and elected in accordance with the provisions of Chinos Holdings’ pre-Reorganization Amended and Restated Certificate of Incorporation, as filed with the Delaware Secretary of State, Chinos Holdings’ Amended and Restated Bylaws and the stockholders agreement with the Sponsors and the holders of Series A Preferred Stock of Chinos Holdings.

Code of Ethics and Business Practices

Chinos Holdings has a Code of Ethics and Business Practices that has applied to all Chinos Holdings associates, including its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller, as well as members of the Board.

Board Committees

Chinos Holdings’ Board has established an audit committee and a compensation committee. During fiscal 2018, Carrie Wheeler served as the sole member of Chinos Holdings’ audit committee. Ms. Wheeler stepped down from the audit committee on April 11, 2019. On April 29, 2019, Mr. Weingart replaced Ms. Wheeler as the sole member of the audit committee. The audit committee recommends the annual appointment of auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of Chinos Holdings’ internal control procedures. For fiscal 2018, the members of Chinos Holdings’ compensation committee were Mr. Sokoloff and Ms. Wheeler. On February 13, 2019, Mr. Solomon replaced Mr. Sokoloff on the compensation committee. Ms. Wheeler stepped down from the compensation committee on April 11, 2019. On April 29, 2019, Mr. Weingart replaced Ms. Wheeler on the compensation committee. The compensation committee reviews and approves the compensation of our executive officers, authorizes and ratifies stock option and/or restricted stock grants and other incentive arrangements, and authorizes employment agreements with our executive officers.

Prior to the Reorganization, each of the Sponsors has the right to have at least one of its directors sit on each committee of the Board of Directors, to the extent permitted by applicable laws and regulation.

CHINOS HOLDINGS EXECUTIVE COMPENSATION

The following is a discussion of Chinos Holdings’ executive compensation prior to the Reorganization. In connection with the Reorganization, the board of directors and the senior management team of Chinos Holdings will be reconstituted, a new compensation committee will be appointed, a new compensation committee charter will be adopted, new equity compensation plans and programs will be adopted, members of the senior management team will enter into new compensation arrangements and Chinos Holdings will employ a new compensation philosophy for its directors and officers. For information regarding the compensation practices of Chinos Holdings after the Reorganization, please see “Additional Information Related to the Madewell Business—Madewell Compensation.”

As used in this section only, unless the context requires otherwise, “Chinos Holdings” the “Company,” “we,” “us” or “our” refer to Chinos Holdings, Inc. and its consolidated subsidiaries, references to “stock” and “equity” refer to the common stock of Chinos Holdings, “Madewell” refers to the Madewell business and “J.Crew” refers to the J.Crew business in each case, prior to giving effect to the Reorganization.

Compensation Discussion and Analysis

In general, this section focuses on, and provides a description of, our executive compensation process and a detailed discussion of each of the key elements of our compensation program for fiscal 2018 as they apply to the individuals named in the Summary Compensation Table (the “Named Executive Officers”). The following is a discussion of the current compensation philosophy and programs applicable to our executive officers in fiscal 2018. Adam Brotman resigned as President and Chief Experience Officer of the Company, effective as of April 19, 2019.

CEO Resignation and the CEO Office

On November 17, 2018, James Brett stepped down as Chief Executive Officer (“CEO”) and director of Chinos Holdings. On that same date, the Board of Directors established an office of the CEO (the “CEO Office”), comprised of Michael Nicholson, Adam Brotman, Lynda Markoe and Libby Wadle, to carry out the duties and responsibilities of the CEO until a new CEO is appointed. On April 11, 2019, the CEO Office was dissolved and Mr. Nicholson was elected Interim Chief Executive Officer. For purposes of our reporting obligations, Mr. Nicholson served as our principal executive officer following Mr. Brett’s departure in fiscal 2018. Except as otherwise described herein, references in this section only to the “CEO” shall mean and refer collectively to one or more of the members of the CEO Office following Mr. Brett’s departure and, prior to Mr. Brett’s departure, shall refer to Mr. Brett.

Fiscal 2018 Compensation Philosophy and Compensation Program Objectives

Our Compensation Committee placed high value on attracting and retaining our executives and associates since their talent and performance are essential to our long-term success. Our compensation program was designed to be both competitive and fiscally responsible and sought to:

•	attract the highest caliber of talent required for the success of our business,

•	retain those associates capable of achieving challenging performance standards,

•	incent associates to strive for superior company and individual performance,

•	align the interests of our executives with the financial and strategic objectives of our Sponsors and

•	encourage and reward the achievement of our short- and long-term goals and operating plans.

We sought to achieve the objectives of our executive compensation program by offering a compensation package that utilized four key elements: (1) base salary, (2) annual cash incentives, (3) long- term cash incentives, and (4) equity incentives. We believed that together these elements supported the objectives of our compensation program without encouraging unnecessary or excessive risk taking on the part of our associates.

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Base Salaries. We have sought to provide competitive base salaries factoring in the responsibilities associated with the executive’s position, the executive’s skills and experience and the executive’s performance as well as other factors. We believed appropriate base salary levels are critical in helping it attract and retain talented associates.

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Annual Cash Incentives. The aim of this element of compensation was to reward individual and group contributions to our annual operating performance based upon the achievement of pre-established performance standards in the most recent completed fiscal year. We refer to the annual incentive plan as the “AIP.” Our Compensation Committee may also grant discretionary bonuses from time to time.

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Long-Term Cash Incentives. In 2017, we began an initiative to improve our business performance and adopted the Transformation Incentive Plan (“TIP”) to reward key associates for their important contributions to this effort. The TIP remained in effect for fiscal 2018. The bonus pool under the TIP was funded with a percentage of the value realized pursuant to the transformation initiative. Certain of our executive officers were eligible for awards under the TIP, and we believed that this element of our compensation program was an important avenue to achieve the goals of the transformation initiative. Effective as of April 20, 2018, the Compensation Committee modified the performance requirements of the TIP. Following this modification, Ms. Markoe, Mr. Nicholson and Mr. Zanna, who are participants of the TIP, became eligible for payments (“Target Award(s)”) based on the achievement of J.Crew Adjusted EBITDA (as defined below) goals. For this purpose, “Performance Period(s)” under the TIP were based on each fiscal month of the measurement period, with the last Performance Period ending on January 31, 2020. Fifty percent of an established Target Award (offset by any payments previously made to a participant under the TIP (“Prior Payments”)) would be earned upon achievement of the $250 million of J.Crew Adjusted EBITDA on a running twelve fiscal month basis during a Performance Period, and the remaining fifty percent would be earned upon achievement of $300 million of J.Crew Adjusted EBITDA (less any remaining offset not yet taken of Prior Payments) on a running twelve fiscal month basis during any subsequent Performance Period.

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Long-Term Equity Incentives. The long-term element of our compensation program has consisted of the opportunity for our executive officers to participate directly as equity owners of Chinos Holdings through equity awards granted pursuant to our 2011 Equity Incentive Plan. The equity component has been a significant element of our executive compensation program because we believed that a meaningful equity interest by our executive officers and management team would provide a strong incentive to drive top line growth, increase margins and profitability and pursue growth opportunities, which we, historically, believed would lead to increased equity value and returns to investors.

The Fiscal 2018 Executive Compensation Process

The Compensation Committee

Our Compensation Committee oversaw our executive compensation program. During 2018, the Committee met regularly, both with and without management. The Compensation Committee’s responsibilities are detailed in its charter. These responsibilities included, but were not limited to, the following:

•	reviewing and approving our compensation philosophy,

•	determining executive compensation levels,

•	annually reviewing and assessing performance goals and objectives for all executive officers, including the CEO and

•	determining short-term and long-term incentive compensation for all executive officers, including the CEO.

The Compensation Committee has been responsible for making all decisions with respect to the compensation of the executive officers. With respect to the executive officers other than the CEO, the Compensation Committee’s compensation decisions have typically involved the review of recommendations made by our CEO and Chief Administrative Officer (“CAO”). The CEO and CAO have generally attended the Compensation Committee’s meetings, provided input to the Compensation Committee regarding the effectiveness of the compensation program in attracting and retaining key talent and made recommendations to the Compensation Committee regarding executive merit increases, short-term and long-term incentive awards and compensation packages for executives being hired or promoted. The Compensation Committee has also considered any evaluation of the performance of the executive officers (other than with respect to themselves) in making compensation decisions.

The compensation of the CEO has historically been determined by the Compensation Committee independently of management. The Compensation Committee has made decisions about the CEO’s compensation during executive session outside the presence of the CEO. Annually, outside directors of the Board have evaluated the performance of the CEO and that evaluation was then communicated to the CEO by the Chairman of the Compensation Committee.

The Committee’s process for determining executive compensation has been straightforward. In the first quarter of each fiscal year, the Compensation Committee’s primary focus has been to review base salaries, determine payout amounts for annual cash incentives in respect of the prior fiscal year for the executive officers, and review long-term equity for the executive officers and certain other senior associates. At this time, the Compensation Committee has also generally reviewed and established performance metrics for the current fiscal year’s annual cash incentive plan.

The Compensation Committee has historically considered both external and internal factors when making decisions about executive compensation. External factors have included the competitiveness of each element of our compensation program relative to peer companies and the market demand for executives with specific skills or experience in the specialty apparel industry. Internal factors have included an executive’s level of responsibility, level of performance, long-term potential and previous levels of compensation, including outstanding equity awards. While all of these factors have provided useful data points in setting compensation levels, we also took into account the fact that external data typically reflects pay decisions made during a prior year. We also considered the state of the overall retail industry, the economy and general business conditions.

Outside Compensation Consultant

No independent executive compensation consultants were retained by the Compensation Committee during fiscal 2018.

Benchmarking Process

In making compensation decisions for fiscal 2018, the Compensation Committee considered the competitive market for executives and compensation levels provided by comparable companies. The comparative group used to benchmark compensation with respect to our executive officers and other key associates has been composed of specialty retailers with highly visible brands that we view as competitors for customers and/or executive talent. For fiscal 2018, the peer companies were Abercrombie & Fitch Co., American Eagle Outfitters, Inc., Ascena Retail Group, Inc., Chico’s FAS, Inc., The Gap, Inc., Guess, Inc., L Brands, Inc., Michael Kors Holdings Ltd., Nordstrom, Inc., Ralph Lauren Corp., Tapestry, Inc., Under Armour, Inc., Urban Outfitters, Inc. and Williams-Sonoma, Inc. In addition, we have monitored the marketplace for innovative and creative compensation programs of those companies that we have viewed as leading their industry. Though we have generally targeted salary levels at the median of our peer group, total compensation may have exceeded or fallen below the median for certain of our executive officers and other key associates since one of the objectives of our compensation program has been to consistently reward and retain top performers and to differentiate compensation based upon individual and company performance.

We have also considered compensation survey data from surveys in which we participated or purchased from a variety of publishers which may have incorporated data from other industries.

Components of the Executive Compensation Program

We believed that a substantial portion of executive compensation should be performance-based. We also believed it is essential for executives to have a meaningful equity stake linked to our long-term performance of Chinos Holdings; therefore, we created compensation packages that aimed to foster this culture. As such, other than base salary, compensation of our executive officers has largely been comprised of variable or “at-risk” incentive pay linked to our financial performance and individual contributions. Other factors we have historically considered in evaluating executive compensation included internal pay equity, external market and competitive information, assessment of individual performance, level of responsibility, and the overall expense of the program. In addition, we have also strived to offer benefits competitive with those of our peer group and appropriate perquisites.

Base Salary

Base salary has represented the fixed component of our executive officers’ compensation. The Compensation Committee set base salary levels based upon experience and skills, position, level of responsibility, the ability to replace the individual, and market practices. Base salaries for the executive officers were initially set when they commence employment with us. The Compensation Committee reviewed base salaries of the executive officers annually and approved all salary increases for the executive officers. Increases have been based on several factors, including the Compensation Committee’s assessment of individual performance and contribution, promotions, level of responsibility, scope of position, competitive market data, and general economic, retail and business industry conditions, as well as, with respect to our executive officers other than the CEO, input from the CEO and the CAO as described above.

In 2018, the Compensation Committee set the base salary for Mr. Brotman in connection with his hire in March 2018 and the Compensation Committee also reviewed base salaries for the other Named Executive Officers and determined not to make any changes with the exception of an increase in Mr. Zanna’s base salary from $475,000 to $500,000 effective as of April 1, 2018. In connection with her promotion to President and Chief Executive Officer—Madewell, the Compensation Committee increased Ms. Wadle’s base salary from $850,000 to $950,000 effective as of March 31, 2019.

Annual Cash Incentives

Our Named Executive Officers have typically had the opportunity to earn cash incentives for meeting annual performance goals. Historically, before the end of the first quarter of the relevant fiscal year, the Compensation Committee has established financial and performance targets and opportunities for such year, which are based upon J.Crew Group’s goals for Earnings Before Interest Taxes Depreciation and Amortization (EBITDA), as adjusted.

Our goals for EBITDA have been linked to our budget and plan for long-term success. These EBITDA performance targets have been the key measures used to determine whether an incentive award would be paid for the fiscal year and, to the extent achieved, have determined the range of the incentive award opportunity for the Named Executive Officers. We calculated EBITDA using the net loss recorded for J.Crew Group in accordance with U.S. GAAP, adding back interest, depreciation, amortization and income tax expenses for the applicable fiscal year. We have also adjusted for items such as non-cash share-based compensation, the impact of purchase accounting resulting from the J.Crew Group’s acquisition by affiliates of TPG and LGP, non-cash impairment losses, certain severance, transaction and transformation costs (as so calculated, “J.Crew Adjusted EBITDA”).

Annual incentive awards to our Named Executive Officers have historically been paid from the same incentive pool used for all of our eligible associates. For fiscal 2018, the potential size of the total pool was determined by overall J.Crew Group performance against pre-established J.Crew Adjusted EBITDA goals for the fiscal year ended February 2, 2019, which were approved by the Compensation Committee as follows: for J.Crew Adjusted EBITDA of $253.3 million, the pool would be funded at 25% of the target amount; for J.Crew Adjusted EBITDA of $298.0 million, the pool would be funded at 100% of the target amount, for J.Crew Adjusted EBITDA of $372.5 million, the pool would be funded at 200% of the target amount, and for J.Crew Adjusted EBITDA of more than $372.5 million, the pool could be funded at the discretion of the Compensation Committee.

The target amount of the incentive pool has been determined by calculating the sum of the target incentive award amount assigned to each plan participant. Target awards of the Named Executive Officers have been expressed as a percentage of annual base salary for the relevant fiscal year, and the specific percentages to follow are reflective of fiscal 2018 awards. Prior to his termination, Mr. Brett’s target award was 150% of his annual base salary, and under the terms of his employment agreement he was guaranteed a bonus of at least 150% of his annual base salary for fiscal 2018, with a maximum payment up to 375% of his annual base salary. The target award for Mr. Zanna was 50% of his annual base salary, with a maximum payment up to 125% of his annual base salary. The target award for Mr. Nicholson was 100% of his annual base salary, with a maximum payment up to 250% of his annual base salary. The target award for Ms. Markoe was 75% of her annual base salary, with a maximum payment up to 187.5% of her annual base salary. The target award for Mr. Brotman was 150% of his annual base salary, and subject to the terms of his employment agreement, he is guaranteed a bonus of at least $1.35 million for fiscal 2018 and 2019, with a maximum payment up to 375% of his annual base salary. The target award for Ms. Wadle was 100% of her annual base salary, with a maximum payment up to 250% of her annual base salary.

The Committee determined the amount of the annual incentive awards for the Named Executive Officers using its discretion, subject to the maximum specified in the plan and the applicable employment agreement and could take into account divisional performance. In making this determination, the Compensation Committee took into account the recommendations of the CEO for Named Executive Officers other than the CEO. For these executives, the CEO took significant time to review both the quantitative and qualitative performance of each such executive and recommended to the Compensation Committee an incentive award amount for each of them. Provided the threshold J.Crew Adjusted EBITDA target was achieved, the CEO would then consider whether to recommend payouts for individuals at the level established by the J.Crew Adjusted EBITDA results and within the range established by each Named Executive Officer’s target incentive (other than the CEO). Final annual incentive awards were established based on the overall judgment of the Compensation Committee, taking into account the recommendations made by the CEO, as applicable, with no fixed or specific mathematical weighting applied to any element of individual performance.

If J.Crew Group did not meet the threshold J.Crew Adjusted EBITDA target, then no payments would be made to the Named Executive Officers with respect to the AIP, unless he or she was contractually guaranteed a bonus for the fiscal year. However, Chinos Holdings could have awarded discretionary bonuses to reward division performance or for retention purposes. The Committee also retained discretion to fund an incentive pool applicable only to its Factory, Wholesale, or Madewell businesses for meeting internal budget goals even in the event that the J.Crew business incentive pool was not triggered.

As a result of the difficult operating environment in fiscal 2018, the threshold J.Crew Adjusted EBITDA target was not achieved, the annual incentive pool was not funded and no annual cash incentive awards have been paid or will be paid on that basis, except that Mr. Brett received a prorated annual bonus of $1,479,452 (based on a target-level of achievement) in connection with the general release entered into in connection with his termination of employment, and Mr. Brotman received an annual bonus of $1,350,000 subject to and pursuant to his employment agreement. Based on its discretion, the Compensation Committee determined to award Ms. Wadle an annual bonus of $850,000 in recognition of her efforts towards the achievement of Madewell’s internal budget goals. Additionally, the Compensation Committee determined to award discretionary bonuses in recognition of significant achievements in the difficult operating environment in the amount of $100,000 for Mr. Zanna, $250,000 for Mr. Nicholson and $112,500 for Ms. Markoe.

Transformation Incentives

The Named Executive Officers did not earn cash incentive awards in fiscal 2018 under our Transformation Incentive Plan, which we adopted on June 12, 2017. The TIP was intended to incentivize key associates to improve our business performance by rewarding them with a percentage of the value realized pursuant to these efforts based on the achievement of specified J.Crew Adjusted EBITDA levels. The grant of awards is discretionary to the Compensation Committee. The Committee may set target awards for each participant, and the award may be based on performance goals and objectives (individual and/or team targets), which may differ for each participant.

Payments under the TIP have historically been made with respect to performance periods established by the Compensation Committee. For fiscal 2018, there were twelve performance periods made up of each fiscal month during the year. The first performance period lasted one fiscal month and commenced as of the beginning of fiscal year 2018, with each fiscal month thereafter making up the remainder of the performance periods. For fiscal 2018, the J.Crew Adjusted EBITDA goals were not achieved and no amounts were earned under the TIP.

Long-Term Equity Incentives

Our Named Executive Officers’ compensation includes long-term equity of Chinos Holdings as we believed stockholder value is achieved through an ownership culture that encourages a focus on long-term performance by its Named Executive Officers and other key associates. By providing our executives with an equity stake in Chinos Holdings, we were better able to align the interests of its Named Executive Officers and our Sponsors. In establishing long-term equity incentive grants for our Named Executive Officers, the Compensation Committee has reviewed certain factors, including the outstanding equity investment and grants held both by the individual and by its executives as a group, the overall size of the equity pool, total compensation, performance, vesting dates of outstanding grants, tax and accounting costs, potential dilution and other factors.

Pursuant to the 2011 Equity Incentive Plan, for 2018, the Committee approved stock option and restricted stock awards of Chinos Holdings to the Named Executive Officers, consistent with its view that long-term equity incentives are an important part of an ownership culture that encourages a focus on long-term performance by our Named Executive Officers and other key associates. In fiscal 2018, Mr. Nicholson was granted 700,280 shares of restricted stock, Mr. Zanna was granted 199,580 shares of restricted stock, Ms. Wadle was granted 595,240 shares of restricted stock, Ms. Markoe was granted 490,200 shares of restricted stock, and Mr. Brotman was granted 1,286,770 shares of restricted stock. Half of each award was subject to the satisfaction of performance criteria, which were not satisfied, and half of each award was subject to time-based vesting. See footnotes to “Grants of Plan-Based Awards—Fiscal 2018” table below for description of the terms of the awards.

Equity Ownership. We believed that our executives should have a meaningful ownership stake in Chinos Holdings to underscore the importance of linking executive and investor interests, and to encourage long-term perspective in managing the business. This ownership stake has been achieved primarily through the award of stock options and restricted stock.

Benefits and Perquisites. Benefits have been provided to our Named Executive Officers in the same manner that they have been provided to all other associates. Our Named Executive Officers have been eligible to participate in our 401(k) plan (which includes a company match component) and receive the same health, life, and disability benefits available to our associates generally.

We have offered all of our associates (including the Named Executive Officers) and directors a discount on most merchandise in our stores, and through our e-commerce business. We have offered this discount because it has been beneficial to us to encourage associates and directors to shop in our stores and online. Additionally, this discount represents common practice in the retail industry. This discount has been extended to IRS-qualified dependents and spouses.

We have also provided relocation assistance and temporary living expenses from time to time.

We have not offered a defined benefit pension, supplemental executive retirement plan (SERP) or a non-qualified deferred compensation plan to our associates or Named Executive Officers.

Employment Agreements

From time to time, we entered into employment agreements in order to attract and retain key executives. Prior to the Reorganization, each of the currently-employed Named Executive Officers were party to an employment agreement with us. Mr. Brett was party to an employment agreement with us before his resignation. As described in a section that follows, the employment agreements have generally defined the executive’s position, specified a minimum base salary, and provided for participation in our annual and long-term incentive plans, as well as other benefits. Most of the agreements have contained covenants that limited the executives’ ability to compete with us or solicit our associates or customers for a specified period following termination. The agreements have also provided for various benefits under certain termination scenarios. In general, these benefits have consisted of salary continuation for periods ranging from 12 to 18 months, a pro-rata or full cash incentive award for the year in which termination occurred, and in some cases, the acceleration or continued vesting (in accordance with the original vesting schedule) of a portion of unvested equity. The provisions have varied by executive because each agreement was negotiated by us and the Named Executive Officer on an individual basis at the time of hire or renewal, as applicable. We have believed that these agreements enhanced our ability to recruit and retain the Named Executive Officers, offer them a degree of security in the very dynamic environment of the retail industry, and protect ourselves competitively through non-competition and non-solicitation requirements if the executives terminated their employment with us.

The section below contains information, both narrative and tabular, regarding the types of compensation paid to our (i) principal executive officer, (ii) principal financial officer, (iii) other three most highly compensated executive officers as of the end of fiscal 2018, and (iv) former principal executive officer, who served for a portion of fiscal 2018. The Summary Compensation Table contains an overview of the amounts paid to our Named Executive Officers for fiscal year 2018. The tables following the Summary Compensation Table—the Grants of Plan-Based Awards, Outstanding Equity Awards at Fiscal Year-End, and Option Exercises and Stock Vested—contain details of our Named Executive Officers’ recent non-equity incentive and equity grants, past equity awards, general equity holdings, and option exercises. Finally, we have included a table showing potential severance payments to our Named Executive Officers pursuant to their individual employment agreements and certain of its equity incentive plans, assuming, for these purposes that the relevant triggering event occurred on February 2, 2019.

Summary Compensation Table

The following table sets forth the compensation paid to or earned during fiscal 2018, as applicable, by our Named Executive Officers:

Name and Principal Position	Fiscal Year	Salary ($)(3)	Bonus ($)(4)	Stock Awards ($)(5)	Option Awards ($)(5)	All Other Compensation ($)(6)	Total ($)
Michael Nicholson,	2018	$1,000,000	$750,000	$14,006	$—	$11,000	$1,775,006
President & Chief Operating Officer

Vincent Zanna,	2018	$495,673	$100,000	$3,992	$—	$11,000	$610,665
Chief Financial Officer & Treasurer

Libby Wadle,	2018	$850,000	$850,000	$11,905	$—	$11,000	$1,722,905
President, Madewell Brand

Lynda Markoe,	2018	$600,000	$112,500	$9,804	$—	$11,000	$733,304
Chief Administrative Officer

Adam Brotman(1),	2018	$813,462	$3,850,000	$27,311	$—	$278,845	$4,969,618
President & Chief Experience Officer

James Brett(2),	2018	$1,009,616	$3,354,452	$—	$—	$606,102	$4,970,170
Former Chief Executive Officer

(1)	Mr. Brotman joined Chinos Holdings in March 2018. The amounts included in this table include the amounts paid to or earned by Mr. Brotman for the portion of the fiscal year he was employed by us.
(2)

Mr. Brett served as our Chief Executive Officer from July 2017 until his resignation in November 2018. The amounts included in this table include the amounts paid to or earned by Mr. Brett for the portions of the applicable fiscal year he was employed by us, as well as the amounts paid to Mr. Brett in connection with his termination of employment.

(3)	Represents cash base salary compensation paid to, or on behalf of, the Named Executive Officer. For Mr. Zanna, represents an increase in salary from $475,000 to $500,000 effective April 1, 2018.
(4)

Represents the annual cash incentive awards under our AIP, discretionary bonus awards, retention bonuses and signing bonuses earned by each Named Executive Officer, as applicable. Descriptions of our AIP and TIP are in a previous section. Payment to Mr. Nicholson includes a retention bonus of $500,000 paid to him in June 2018 pursuant to the terms of the amendment to his employment agreement dated August 2, 2017. Payment to Mr. Brotman includes the first installment of his signing bonus ($2,500,000) that was paid to him in March 2018 and the minimum guaranteed bonus of $1,350,000 under the AIP payable to him in April 2019, in each case, subject to and pursuant to the terms of his employment agreement. Payment to Mr. Brett includes the second installment of the signing bonus $1,125,000 that was paid to him in July 2018 pursuant to the terms of his employment agreement and the third installment of the signing bonus $750,000 that was paid to him in November 2018 pursuant to his separation from Chinos Holdings.

(5)

For each of the Named Executive Officers, represents the aggregate grant date fair value calculated under Accounting Standards Codification (ASC) 718-Compensation-Stock Compensation as share-based compensation in our financial statements for fiscal year 2018 of stock awards and option awards made in that fiscal year, excluding the effect of estimated forfeitures. For awards subject to performance conditions, the amount reflects the grant date fair value of the awards based on the probable outcome of the performance conditions, which was determined to be zero because achievement of the performance conditions was determined not to be probable. If the performance conditions were achieved at maximum levels, the grant date fair value of the awards would be $14,006 for Mr. Nicholson, $3,992 for Mr. Zanna, $11,905 for Ms. Wadle, $9,804 for Ms. Markoe and $24,160 for Mr. Brotman. See note 8, “Share-Based Compensation” to the historical consolidated financial statements of Chinos Holdings for a description of assumptions underlying valuation of equity awards.

(6)	All other compensation for fiscal 2018 consisted of the following:

	401(k) Matching Contributions ($)(i)	Relocation Expenses ($)(ii)	Temporary Housing ($)(iii)	Severance ($)(iv)	Total
Michael Nicholson	$11,000	$—	$—	$—	$11,000
Vincent Zanna	$11,000	$—	$—	$—	$11,000
Libby Wadle	$11,000	$—	$—	$—	$11,000
Lynda Markoe	$11,000	$—	$—	$—	$11,000
Adam Brotman	$—	$31,827	$247,018	$—	$278,845
James Brett	$—	$—	$—	$606,102	$606,102

(i)	Represents total contributions to each Named Executive Officer’s account in our tax-qualified 401(k) Plan.
(ii)	Represents relocation expenses paid to Mr. Brotman in fiscal 2018 in accordance with his employment agreement, as described in further detail below.
(iii)	Represents temporary housing expenses paid to Mr. Brotman in fiscal 2018 in accordance with his employment agreement, as described in further detail below.
(iv)

Represents severance payments and benefits paid or payable to Mr. Brett under his release agreement in connection with his termination of employment with us. See “—Potential Payments Upon Termination or Change in Control” for a description of these severance payment and benefits.

Named Executive Officer Employment Agreements

In addition to the terms and conditions of the employment, offer letters and letter agreements described below (referred to as “employment agreements”), the Named Executive Officers party to employment agreements have been entitled to post-termination severance payments and benefits in certain circumstances, which are described in detail in “—Potential Payments Upon Termination or Change in Control” below.

Michael Nicholson

Mr. Nicholson transitioned to his position as Interim Chief Executive Officer in April 2019. Prior to that, he transitioned to the position of President, Chief Operating Officer on August 23, 2017. Pursuant to this transition, effective as of May 25, 2017, we amended his employment agreement, which the parties had originally entered into in December 2015. The amended agreement provided for a base salary increase from $800,000 to $1,000,000 per year, a target bonus opportunity under our annual bonus plan of 100% of his annual base salary based upon the achievement of certain performance objectives to be determined each year (with a maximum bonus equal to the maximum amount permitted under the plan), and eligibility to participate in the TIP. The amendment also provided for a retention bonus to be paid in three installments, subject to Mr. Nicholson’s continued employment with us. The first installment ($500,000) of this retention bonus was paid on January 1, 2018, the second installment ($500,000) was paid on July 1, 2018 and the final installment ($1,000,000) was paid on May 1, 2019. Mr. Nicholson has been eligible for paid time off and to participate in our benefit package as made generally available to other senior executives.

Vincent Zanna

We entered into an employment agreement with Mr. Zanna effective April 1, 2018. The agreement had a term of three years beginning on that date, subject to automatic one-year renewals unless we were to provide two months’ written notice or Mr. Zanna were to provide four months’ written notice, in each case, prior to the expiration of the term. The agreement provided for a minimum annual base salary of $500,000, which would be reviewed annually by us, and an annual cash incentive award with a target of 50% and a maximum of 125% of his annual base salary.

Libby Wadle

Ms. Wadle was promoted to President and Chief Executive Officer—Madewell effective as of March 31, 2019. She became President—Madewell in May 2017. She had previously served as President—J.Crew Brand since April 2013. Ms. Wadle entered into an employment agreement for a three-year term beginning in November 2011 (then, as Executive Vice-President), subject to automatic one-year renewals unless we were to provide two months’ written notice or Ms. Wadle were to provide four months’ written notice, in each case, prior to the expiration of the current term. The agreement provided for a minimum annual base salary of $700,000, which would be reviewed annually by Chinos Holdings, and an annual cash incentive award with a target of 75% and a maximum of 187.5% of base salary (which was subsequently adjusted to a target of 100% and a maximum of 250%). Her current annual base salary prior to the Reorganization is $850,000.

Ms. Wadle has been bound by non-competition and customer/supplier non-solicitation covenants during her employment and for a period of twelve months following termination of employment, provided that these restrictive covenants would not apply following termination of employment by us without cause or by her for good reason. Ms. Wadle would also be subject to employee non-solicitation/no-hire covenants for a period of twelve months following termination of her employment for any reason.

Lynda Markoe

In connection with her promotion to Chief Administrative Officer, we entered into an employment agreement with Ms. Markoe, dated September 14, 2017, which had a three-year term and would automatically renew for successive one-year periods unless either party were to give notice of its election not to renew. Pursuant to this agreement, Ms. Markoe’s base salary was not less than $600,000 and she has been eligible to earn a target annual bonus of 75% (and up to a maximum of 187.5%) of such base salary, subject to meeting certain Chinos Holdings and individual performance goals.

Adam Brotman

In connection with his hire as President and Chief Experience Offer in March 2018, we entered into an employment agreement with Mr. Brotman, dated February 9, 2018. The agreement provided for a base salary of $900,000 and for an annual bonus with a target of 150% of his annual base salary (with the maximum bonus equal to the maximum amount allowed under the terms of the plan), subject to meeting applicable performance goals. Also, for each of fiscal years 2018 and 2019, Mr. Brotman’s annual bonus would not be less than $1,350,000 per year subject to the terms of the agreement. He has also been eligible to earn a performance incentive bonus of $5,000,000 based on the achievement of J.Crew Adjusted EBITDA, on the following basis: (i) one-third upon achievement of J.Crew Adjusted EBITDA, determined on a trailing twelve fiscal month basis, of no less than $275 million, (ii) one-third upon achievement of J.Crew Adjusted EBITDA, determined on a trailing twelve fiscal month basis, of no less than $300 million, and (iii) one-third upon achievement of J.Crew Adjusted EBITDA, determined on a trailing twelve fiscal month basis, of no less than $400 million, provided that in each case that the applicable J.Crew Adjusted EBITDA target is sustained at such level for a period of six fiscal months thereafter.

Under his employment agreement, we paid to Mr. Brotman a signing bonus of $2,500,000 in March 2018 and would pay an additional $1,000,000 within two weeks of the first anniversary of the start of his employment with us. Mr. Brotman would be obligated to repay us a portion of this signing bonus if his employment were to terminate for cause or without good reason within one year of receipt of such portion. Pursuant to the agreement, we would pay to Mr. Brotman a monthly housing allowance of up to $15,000 per month for the duration of his employment. We also agreed to provide relocation assistance to Mr. Brotman, to be repaid to us if Mr. Brotman’s employment were to be terminated for cause or if he were to resign without good reason before the first anniversary of the start of his employment with us.

Pursuant to the agreement, we granted to Mr. Brotman 1,286,770 restricted shares of Class A common stock pursuant to the 2011 Equity Incentive Plan, 53% of which are subject to time-based vesting and 47% of which are subject to performance-based vesting.

Applicable Non-Competition and Non-Solicitation Covenants

Each of the Named Executive Officers has been bound by a non-competition covenant and, other than Mr. Brotman, a customer/supplier non-solicitation covenant during his or her respective period of employment and would be bound to such covenants for a period of twelve months following his or her termination of employment by us without causes or by the individual for good reason. Each of the Named Executive Officers other than Mr. Brotman would also be subject to employee non-solicitation/no-hire covenants for twelve months following termination of his or her employment for any reason and Mr. Brotman would be subject to a no-hire covenant for a period of 18 months following termination of his employment for any reason.

Grants of Plan-Based Awards—Fiscal 2018

The following table sets forth the non-equity and equity incentive awards and other equity awards granted to our Named Executive Officers for fiscal 2018.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Michael Nicholson	2/21/2018	$250,000	$1,000,000	$2,500,000	—	—	—	—	—
		$—	$—	$—	—	350,140	—	350,140	14,006

Vincent Zanna	2/21/2018	$62,500	$250,000	$625,000	—	—	—	—	—
		$—	$—	$—	—	99,790	—	99,790	3,992

Libby Wadle	2/21/2018	$212,500	$850,000	$2,125,000	—	—	—	—	—
		$—	$—	$—	—	297,620	—	297,620	11,905

Lynda Markoe	2/21/2018	$112,500	$450,000	$1,125,000	—	—	—	—	—
		$—	$—	$—	—	245,100	—	245,100	9,804

Adam Brotman	3/19/2018	$—	$1,350,000	$3,375,000	—	—	—	—	—
		$—	$—	$—	—	603,990	—	682,780	27,311

James Brett		$—	$1,875,000	$4,687,500	—	—	—	—	—

(1)

Represents possible payouts under the AIP for fiscal 2018. For Messrs. Brotman and Brett, no amount is included in the “Threshold” column for their AIP awards because they were entitled to receive bonuses at a minimum level equal to their target annual bonus for fiscal 2018.

(2)

Represents shares of restricted stock granted under the 2011 Equity Incentive Plan that are subject to performance-based vesting. These restricted shares would vest based on upon achievement of annual EBITDA of $350M (and for Mr. Brotman upon the achievement of an EBITDA of $300 million in any given fiscal year, 402,660 shares would vest; and thereafter, if an EBITDA of $350 million to $500 million (the “Range”) were to be achieved in any given fiscal year, then the above vesting would increase between 0% and 50% in proportion to the EBITDA increase within the Range up to a maximum vesting increase of 50% at the $500 million EBITDA threshold (603,990 shares of Class A common stock), provided that in all cases such EBITDA targets would be sustained at such level for a period of six (6) calendar months thereafter). The shares would also be subject to adjustment in good faith by the Compensation Committee to reflect future acquisitions and dispositions, and provided that the Named Executive Officer had remained in continuous employment from the grant date through the vesting date (except as noted in “—Potential Payments Upon Termination or Change in Control” below).

(3)

Represents shares of restricted stock granted under the 2011 Equity Incentive Plan that have been subject to time-based vesting. For the Named Executive Officers other than Mr. Brotman, 40% of these shares would vest on the second anniversary of the grant date (February 21, 2018) and an additional 20% of the shares would vest on each of the next three anniversaries of the grant date, in each case, generally subject to the Named Executive Officer’s continued employment through the applicable vesting date (except as noted in “—Potential Payments Upon Termination or Change in Control” below). The restricted shares granted to Mr. Brotman would vest in equal annual installments on each of the first four anniversaries of the grant date (March 19, 2018), generally subject to his continued employment through the applicable vesting date (except as noted in “—Potential Payments Upon Termination or Change in Control” below).

(4)

These amounts represent the aggregate grant date fair value of the stock awards calculated in accordance with ASC 718-Compensation-Stock Compensation, excluding the effect of estimated forfeitures. For the award subject to performance conditions, the amount reflects an aggregate grant date fair value of $0 based on the probable outcome of the performance conditions. The maximum grant date fair value of these awards was $14,006 for Mr. Nicholson, $3,992 for Mr. Zanna, $11,905 for Ms. Wadle, $9,804 for Ms. Markoe and $24,160 for Mr. Brotman. See note 6 to the Summary Compensation Table above.

Outstanding Equity Awards at Fiscal 2018 Year-End

The following table sets forth information regarding the outstanding awards under our 2011 Equity Incentive Plan held by our Named Executive Officers at the end of fiscal 2018. For awards granted prior to fiscal 2018, the numbers of shares and exercise prices, as applicable, reported in the table have been adjusted to take into account the reverse stock split that we effectuated in 2017.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)(3)	Market Value of Shares of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested ($)(4)
Michael Nicholson	1/11/2016	120	80	—	1,000.00	1/11/2026	—	—	—
	1/11/2016	—	—	—	—	—	100	32	150	48
	2/21/2018	—	—	—	—	—	350,140	112,045	350,140	112,045

Vincent Zanna	5/10/2016	10	15	—	1,000.00	5/10/2026	—	—	—
	6/29/2016	5	4	4	1,000.00	6/29/2026	—	—	—
	2/21/2018	—	—	—	—	—	99,790	31,933	99,790	31,933

Libby Wadle	5/10/2016	—	—	—	—	—	75	24	100	32
	6/29/2016	136	52	188	1,000.00	6/29/2026	—	—	—
	2/21/2018	—	—	—	—	—	297,620	95,238	297,620	95,238

Lynda Markoe	5/10/2016	—	—	—	—	—	37	12	50	16
	6/29/2016	77	28	105	1,000.00	6/29/2026	—	—	—
	2/21/2018	—	—	—	—	—	245,100	78,432	245,100	78,432

Adam Brotman	3/19/2018	—	—	—	—	—	682,780	218,490	603,990	193,277

James Brett	10/3/2017	—	—	—	—	—	—	—	2,113,036	676,172

(1)

Represents time-based stock options that were unvested as of the end of fiscal 2018. Mr. Nicholson’s stock option would vest in equal installments on the first five anniversaries of the grant date. The stock option granted to Mr. Zanna on May 10, 2016 would vest in equal installments on each of the first five anniversaries of the grant date and the stock option granted to him on June 29, 2016 was vested as to one-fifth of the shares on the grant date and would vest as to an additional one-fifth of the shares on each of the first four anniversaries of the grant date. The stock option granted to Ms. Wadle vested as to 84 shares on the grant date and would vest as to the remainder of the shares on each of the first, second, third and fourth anniversaries of the grant date. The stock option granted to Ms. Markoe vested as to 48 of the shares on the grant date and would vest as to the remainder of the shares on each of the first, second, third and fourth anniversaries of the grant date. Continued employment through the applicable vesting date is generally required in order for the stock option to vest (except as noted in “—Potential Payments Upon Termination or Change in Control” below).
(2)	Represents performance-based stock options that were unvested as of the end of fiscal 2018.
(3)

Represents shares of time-based restricted stock that were unvested as of the end of fiscal 2018. The restricted shares granted to Mr. Nicholson on January 11, 2016 would vest as to 20% of the shares on each of the first, second, third, fourth and fifth anniversaries of the grant date. The restricted shares granted to Ms. Wadle and Ms. Markoe on May 10, 2016 would vest as to 25% of the shares on each of the second, third, fourth and fifth anniversaries of the grant date. The restricted shares granted to Messrs. Nicholson and Zanna and Mses. Wadle and Markoe on February 21, 2018 would vest as to 40% of the shares on the second anniversary of the grant date and as to an additional 20% of the shares on each of the third, fourth and fifth anniversaries of the grant date. The restricted shares granted to Mr. Brotman would vest in equal installments on the first four anniversaries of the grant date. Continued employment through the applicable vesting date is generally required in order for the restricted shares to vest (except as noted in “—Potential Payments Upon Termination or Change in Control” below).

(4)	The fair market value of a share of Chinos Holdings’ pre-Reorganization Class A common stock as of the last business day of fiscal 2018 was $0.32.
(5)

Represents shares of performance-based restricted stock that were unvested as of the end of fiscal 2018. These restricted shares would vest based on upon achievement of annual EBITDA of $350 million (or, for Mr. Brotman under the terms described above), subject to adjustment in good faith by the Compensation Committee to reflect future acquisitions and dispositions, and provided that the Named Executive Officer has remained in continuous employment from the grant date through the vesting date (except as noted in “—Potential Payments Upon Termination or Change in Control” below).

Option Exercises and Stock Vested—Fiscal 2018

	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)(1)	Value realized on exercise ($)(1)	Number of shares acquired on vesting (#)(2)	Value realized on vesting ($)(3)
Michael Nicholson	—	—	50	2
Vincent Zanna	—	—	—	—
Libby Wadle	—	—	25	1
Lynda Markoe	—	—	13	1
Adam Brotman	—	—	—	—
James Brett	—	—	—	—

(1)	None of the Named Executive Officers exercised any stock options in fiscal 2018.
(2)	Represents shares of restricted stock that vested during fiscal 2018.
(3)	Represents the value realized by the applicable Named Executive Officer on the date the restricted stock vested, which in all cases was based on a per share fair market value of $0.04 per share.

Potential Payments Upon Termination or Change in Control

As described above under Employment Agreements, we have had employment agreements with the Named Executive Officers under which it has been required to pay severance payments and benefits in connection with certain terminations of employment. The following is a description of the severance, termination and change in control benefits that would be payable to each of our Named Executive Officers pursuant to their respective agreements and its equity incentive plans as in effect during fiscal 2018. This disclosure assumes the applicable triggering date occurred on February 2, 2019, the last business day of fiscal 2018, for all of the Named Executive Officers except Mr. Brett. The disclosure for Mr. Brett describes the actual severance benefits that he became entitled to in connection with his termination of employment. Payment of all severance payments and benefits would be conditioned upon the signing of a release by the Named Executive Officer or his or her estate, as applicable, and continued adherence to any applicable restrictive covenants.

For these purposes, “change in control” is generally defined as (a) any change in the ownership of the capital stock of Chinos Holdings if, immediately after giving effect thereto, any person (or group of persons acting in concert) other than TPG and LGP and their affiliates would have the direct or indirect power to elect a majority of the members of the Board of Directors of Chinos Holdings; (b) any change in the ownership of the capital stock of Chinos Holdings if, immediately after giving effect thereto, TPG and LGP and their affiliates would own less than 25% of the outstanding shares of Chinos Holdings (taking into account options, warrants or convertible securities which may be exercised, converted or exchanged into shares), or (c) the sale of all or substantially all of the assets of Chinos Holdings and its subsidiaries.

Michael Nicholson

Pursuant to our employment agreement with Mr. Nicholson, dated December 3, 2015, as amended on August 2, 2017 (as amended, the “Nicholson Agreement”), the payments and/or benefits we had agreed to pay or provide Mr. Nicholson on a termination of his employment would vary depending on the reason for such termination.

Pursuant to the Nicholson Agreement, we would be able to terminate Mr. Nicholson’s employment upon his disability, which was generally defined in the Nicholson Agreement as Mr. Nicholson’s inability to perform his duties for a 90-day period as a result of his incapacity due to physical or mental illness, and Mr. Nicholson’s employment automatically terminates upon his death. The Nicholson Agreement provided that if Mr. Nicholson’s employment were to be terminated due to death or disability, he would be entitled to (i) the annual bonus earned for the fiscal year immediately prior to his termination date (to the extent not yet paid), (ii) the annual bonus, if any, to which he would otherwise have been entitled for the fiscal year of his death or disability based on actual performance, pro-rated for the period completed as of the date of his death or disability, (iii) any bonus payable under the TIP (based on actual performance) for the performance period during which his death or disability occurs and the performance period that next follows the performance period in which his death or disability occurs, and (iv) full vesting of time-based equity awards, pro-rated for the portion of the vesting period completed as of the date of his death or disability.

We would be able to terminate Mr. Nicholson’s agreement with or without cause. For purposes of the Nicholson Agreement, “cause” was generally defined under the Nicholson Agreement as Mr. Nicholson’s (a) indictment for a felony or any crime involving moral turpitude or being charged or sanctioned by the federal or state government or governmental authority or agency with violations of securities laws, or having been found by any court or governmental authority or agency to have committed any such violation except in the event that Mr. Nicholson is found to be “not guilty” by a court or the charges are dismissed or reduced to a misdemeanor; (b) willful misconduct or gross negligence in connection with his performance of duties; (c) willful and material breach of the Nicholson Agreement, including without limitation, his failure to perform his duties and responsibilities (provided that he be given written notice and would have 30 days to cure to the extent such violation is reasonably susceptible to cure); (d) fraudulent act or omission by Mr. Nicholson adverse to our reputation; (e) disclosure of any confidential information to persons not authorized to know such information; or (f) his violation of or failure to comply with any material company policy or any legal or regulatory obligations or requirements, including without limitation, our Code of Ethics and Business Practices or any legal or regulatory obligations or requirements (provided that he received 30 days to cure to the extent such violation was reasonably susceptible to cure). Furthermore, if subsequent to the termination of Mr. Nicholson’s employment it was determined that he could have been terminated for cause, Mr. Nicholson’s employment, at our election, would be deemed to have been terminated for cause, in which event we would be entitled to immediately cease providing any severance benefits described below and to recover any severance benefits previously paid to Mr. Nicholson.

Mr. Nicholson would be able to terminate his employment with us for good reason, or without good reason upon at least two months’ advance notice. For these purposes, “good reason” was generally defined under the Nicholson Agreement as either (a) any action by us that results in a material and continuing diminution of Mr. Nicholson’s duties or responsibilities as President and Chief Operating Officer, including a change such that he would no longer report directly to the Chief Executive Officer or have the Chief Financial Officer of the Company report to him; or (b) a reduction of more than 10% of Mr. Nicholson’s base salary or annual cash incentive award opportunity as in effect from time to time, (c) a relocation of more than 25 miles of his principal place of employment, or (d) a change in control, provided Mr. Nicholson must have remained employed for up to

12 months if requested by the acquirer following a change in control; in each case without Mr. Nicholson’s written consent. Mr. Nicholson’s employment would also terminate upon his death.

Under the terms of the Nicholson Agreement, upon a termination by us without cause or by Mr. Nicholson for good reason, Mr. Nicholson would be entitled to (i) continued base salary and medical benefits for a period of twelve months (his severance period), (ii) any annual bonus earned but unpaid for the year immediately prior to his termination date, (iii) an amount equal to his target annual bonus, payable in monthly installments over his severance period, (iv) a pro-rata portion of the annual bonus, if any, to which he would otherwise have been entitled, based on actual performance with respect to the year in which he terminates employment, (v) an additional twelve months’ vesting credit for any time-based vesting equity awards, (vi) if, within six months of Mr. Nicholson’s termination of employment, we experienced a change in control or the performance goals applicable to the performance-based vesting equity are satisfied, the performance-based vesting equity awards would vest to the same extent such equity would have vested had Mr. Nicholson remained employed by us, (vii) if such termination were to occur within two years following a change in control, full vesting of time-based vesting options (or any deferred cash or property issued in substitution therefor) and (viii) payment of the TIP award for the performance period in which the termination of employment occurs, and the performance period that ends next following the performance period in which his termination of employment occurred, based on actual performance and payable at the same time or times provided in the TIP.

The Nicholson Agreement also provided that, if Mr. Nicholson were to remain continuously employed by Chinos Holdings until February 1, 2020, and if at any time prior to this date Chinos Holdings were to achieve and sustain for a period of six months J.Crew Adjusted EBITDA, determined on a trailing twelve fiscal month basis, of no less than $300 million (subject to certain equitable adjustments) and Mr. Nicholson terminated his employment with us between February 2, 2020 and August 1, 2020 by providing at least thirty days’ advance written notice, he would be entitled to the same separation payments and benefits as he would otherwise receive upon a termination without cause or resignation for good reason.

In addition, with respect to both the time and performance-based vesting restricted stock grants, in the event that a change in control of us were to occur while Mr. Nicholson remained employed, any unvested outstanding restricted stock would vest in full, unless the administrator provides for a cash-out of the award, or the acquirer assumes or substitutes the award.

Vincent Zanna

Pursuant to our employment agreement with Mr. Zanna, effective April 1, 2018 (the “Zanna Agreement”), the payment and/or benefits we have agreed to pay or provide Mr. Zanna on a termination of his employment vary depending on the reason for such termination.

Pursuant to the Zanna Agreement, we would be able to terminate Mr. Zanna’s employment upon his disability, which is generally defined in the Zanna Agreement as Mr. Zanna’s inability to perform his duties for a 90 day period as a result of his incapacity due to physical or mental illness or injury. The Zanna Agreement provided that if Mr. Zanna’s employment were to be terminated for any reason, he would be entitled to any earned but unpaid base salary, any reimbursements owed under applicable company policy, and any vested benefits under any employee benefit plans, with the treatment of any equity grants to be determined in accordance with the terms of the applicable equity grant agreements.

We would be able to terminate Mr. Zanna’s agreement with or without cause. For purposes of the Zanna Agreement, “cause” was generally defined under the Zanna Agreement as Mr. Zanna’s (i) indictment for a felony or any crime involving moral turpitude or being charged or sanctioned by the federal or state government or governmental authority or agency with violations of securities laws, or having been found by any court or governmental authority or agency to have committed any such violation; (ii) willful misconduct or gross negligence in connection with his performance of duties; (iii) willful and material breach of the Zanna

Agreement, including without limitation, his failure to perform his duties and responsibilities (provided that he be given written notice and received 30 days to cure to the extent such violation is reasonably susceptible to cure); (iv) fraudulent act or omission by Mr. Zanna adverse to our reputation; (v) willful disclosure of any confidential information to persons not authorized to know such information; or (vi) his violation of or failure to comply with any material company policy or any legal or regulatory obligations or requirements, including without limitation, our Code of Ethics and Business Practices or any legal or regulatory obligations or requirements (provided that he received 30 days to cure to the extent such violation is reasonably susceptible to cure). Furthermore, if subsequent to the termination of Mr. Zanna’s employment it were to be determined that he could have been terminated for cause, Mr. Zanna’s employment, at our election, would be deemed to have been terminated for cause, in which event we would be entitled to immediately cease providing any severance benefits described below and to recover any severance benefits previously paid to Mr. Zanna.

Mr. Zanna would be able to terminate his employment with us for good reason, or without good reason upon at least two months’ advance notice. For these purposes, “good reason” was generally defined under the Zanna Agreement as either (a) any action by us that results in a material and continuing diminution of Mr. Zanna’s position, authority, duties or responsibilities, including an adverse change in his title or a change such that he no longer directly reports to the Chief Operating Officer, the Chief Executive Officer or the President of J.Crew Group, Inc., (b) a material reduction in his base salary or annual bonus opportunity, or (c) a relocation of more than 50 miles of his principal place of employment, in each case without Mr. Zanna’s written consent. Mr. Zanna’s employment would also terminate upon his death.

Under the terms of the Zanna Agreement, upon a termination by us without cause or by Mr. Zanna for good reason, Mr. Zanna would be entitled to (i) continued base salary and medical benefits for a period of twelve months (his severance period), (ii) any annual bonus earned but unpaid for the year immediately prior to his termination date, (iii) an amount equal to his target annual bonus, payable in monthly installments over his severance period and (iv) a pro-rata portion of the annual bonus, if any, to which he would otherwise have been entitled, based on actual performance with respect to the year in which he terminated employment.

Libby Wadle

Pursuant to our employment agreement with Ms. Wadle, dated November 28, 2011 (the “Wadle Agreement”), the payments and/or benefits Chinos Holdings’ had agreed to pay or provide Ms. Wadle on a termination of her employment would vary depending on the reason for such termination.

Pursuant to the Wadle Agreement, we would be able to terminate Ms. Wadle’s employment with us upon her disability, which was generally defined in the Wadle Agreement as Ms. Wadle’s inability to perform her duties for a 90-day period as a result of her incapacity due to physical or mental illness or injury and failure to return to work within 30 days of receiving notice from us. Upon Ms. Wadle’s employment termination for any reason, including her death or disability, she (or her estate) would be entitled to any earned but unpaid base salary, any reimbursements owed under any applicable company policy, and any vested amount arising out of any employee benefit plan, with such amounts payable pursuant to the plan’s terms.

In addition, we would be able to terminate Ms. Wadle’s employment with or without cause. For these purposes, “cause” was generally defined under the Wadle Agreement as Ms. Wadle’s (i) indictment for a felony or any crime involving moral turpitude or being charged or sanctioned by the federal or state government or governmental authority or agency with violations of applicable laws, or having been found by any court or governmental authority or agency to have committed any such violation; (ii) willful misconduct or gross negligence in connection with her performance of duties; (iii) willful and material breach of the Wadle Agreement, including without limitation, her failure to perform her duties and responsibilities thereunder (provided that she be given written notice and received 30 days to cure to the extent such violation is reasonably susceptible to cure); (iv) fraudulent act or omission adverse to our reputation; (v) willful disclosure of any confidential information to persons not authorized to know such information; or (vi) her violation of or failure to comply with any company policy or any legal or regulatory obligations or requirements, including without limitation, our Code of Ethics and Business Practices or any legal or regulatory obligations or requirements (provided that she received 30 days to cure to the extent such violation is reasonably susceptible to cure). Furthermore, if subsequent to the termination of Ms. Wadle’s employment it were to be determined that she could have been terminated for cause, Ms. Wadle’s employment, at our election, would be deemed to have been terminated for cause, in which event we would be entitled to immediately cease providing any severance benefits described below and to recover any severance benefits previously paid to Ms. Wadle.

Ms. Wadle would be able to terminate her employment with us with good reason, or at any time upon at least two months’ advance notice, without good reason. For these purposes, “good reason” was generally defined under the Wadle Agreement as (a) any action by us that results in a material and continuing diminution of Ms. Wadle’s duties or responsibilities (including, without limitation, an adverse change in Ms. Wadle’s title or a change such that she no longer reports directly to the CEO), (b) a material reduction by us of Ms. Wadle’s base salary or annual cash incentive award opportunity as in effect from time to time, or (c) a relocation of more than 50 miles of her principal place of employment, in each case without Ms. Wadle’s written consent. Ms. Wadle’s employment would also terminate upon her death.

Pursuant to the Wadle Agreement, if Ms. Wadle’s employment with us were to be terminated (i) by us without cause (ii) by Ms. Wadle with good reason or (iii) by us as a result of non-renewal of the agreement, then Ms. Wadle would be entitled to, subject to her execution of a valid general release and waiver of any claims she may have against us and her continued compliance with the post-employment restrictive covenants to which she is subject, (a) continued payment of base salary and continued medical benefits (which may have consisted of our reimbursement of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) payments) for a period of 12 months following her termination date; (b) her annual bonus for the preceding year to the extent not yet paid; and (c) a lump sum in an amount equal to the pro-rated amount of any annual cash incentive award that she would have otherwise received, based on actual performance, for the fiscal year in which she was terminated. However, except in the event Ms. Wadle were to be terminated in the 24 months following a change in control, Ms. Wadle’s right to the continuation of her base salary and medical benefits for 12 months following the termination of her employment would cease, respectively, upon the date that she became employed by a new employer or otherwise began providing services for another entity and the date she became eligible for coverage under another group health plan, provided that if the cash compensation she received from her new employer or otherwise was less than her base salary in effect immediately prior to her termination date, she would be entitled to receive the difference between her base salary and her new amount of cash compensation during the remainder of the severance period. In addition, if Ms. Wadle’s employment with us were to be terminated for any reason, Ms. Wadle would also be entitled to any earned but unpaid salary.

Lynda Markoe

Pursuant to our employment agreement with Ms. Markoe, dated September 14, 2017 (the “Markoe Agreement”), the payments and/or benefits Chinos Holdings agreed to pay or provide Ms. Markoe on a termination of her employment would vary depending on the reason for such termination.

Pursuant to the Markoe Agreement, we would be able to terminate Ms. Markoe’s employment with us upon her disability, which was generally defined in the Markoe Agreement as Ms. Markoe’s inability to perform her duties for a 90-day period as a result of her incapacity due to physical or mental illness and failure to return to work within 30 days of notice by us. Upon Ms. Markoe’s employment termination for any reason, including her death or disability, she (or her estate) would be entitled to any earned but unpaid base salary, any reimbursements owed under any applicable company policy, and any vested amount arising out of any Chinos Holdings employee benefit plan, with such amounts payable pursuant to the plan’s terms.

In addition, we would be able to terminate Ms. Markoe’s employment with or without cause. For these purposes, “cause” was generally defined under the Markoe Agreement as Ms. Markoe’s (i) indictment for a felony or any crime involving moral turpitude or being charged or sanctioned by the federal or state government or governmental authority or agency with violations of securities laws, or having been found by any court or governmental authority or agency to have committed any such violation; (ii) willful misconduct or gross negligence in connection with her performance of duties; (iii) willful and material breach of the Markoe Agreement, including without limitation, her failure to perform her duties and responsibilities (provided that she be given written notice and received 30 days to cure to the extent such violation is reasonably susceptible to cure); (iv) fraudulent act or omission by Ms. Markoe adverse to our reputation; (v) disclosure of any confidential information to persons not authorized to know such information; or (vi) her violation of or failure to comply with any company policy or any legal or regulatory obligations or requirements, including without limitation, our Code of Ethics and Business Practices or any legal or regulatory obligations or requirements (provided that she received 30 days to cure to the extent such violation is reasonably susceptible to cure). Furthermore, if subsequent to the termination of Ms. Markoe’s employment it were to be determined that she could have been terminated for cause, Ms. Markoe’s employment, at our election, shall be deemed to have been terminated for cause, in which event we would be entitled to immediately cease providing any severance benefits described below and to recover any severance benefits previously paid to Ms. Markoe.

Ms. Markoe would be able to terminate her employment with us with good reason, or at any time upon at least two months’ advance notice (unless such notice is waived by us), without good reason. For these purposes, “good reason” was generally defined under the Markoe Agreement as (a) any action by us that results in a material and continuing diminution of Ms. Markoe’s position, authority, duties or responsibilities, including an adverse change in her title from Chief Administrative Officer or a change such that she will no longer report directly to the Chief Executive Officer; (b) a material reduction by us of Ms. Markoe’s base salary (except pursuant to an across-the-board reduction applicable to senior executives of Chinos Holdings) or annual cash incentive award opportunity as in effect from time to time, or (c) a relocation of more than 35 miles of her principal place of employment, in each case without Ms. Markoe’s written consent. Ms. Markoe’s employment would also terminate upon her death.

Upon a termination of Ms. Markoe’s employment by us without cause, by Ms. Markoe for good reason, or upon our election not to renew the Markoe Agreement, Ms. Markoe would be entitled to (i) continued base salary, medical benefits, and a payment equal to her target annual bonus for a period of twelve months, (ii) any annual bonus earned but unpaid for the year immediately prior to her termination date, (iii) an amount equal to her target annual bonus, paid in monthly installments, and (iv) a pro-rata portion of any annual bonus she would otherwise have been entitled to receive, based on actual performance for the year of the termination. Except in the event that Ms. Markoe’s employment were to be terminated within 24 months after a change in control, any continued base salary payments would be offset by compensation Ms. Markoe receives from a new employer, and her right to continuing medical benefits would cease immediately if she became eligible for coverage under another group health plan. To receive the benefits described above, Ms. Markoe must sign a general release with Chinos Holdings.

Adam Brotman

Pursuant to Mr. Brotman’s employment agreement and non-disclosure agreement (collectively, the “Brotman Agreement”), the payments and/or benefits we agreed to pay or provide to Mr. Brotman upon a termination of his employment would vary depending on the reason for such termination.

Chinos Holdings would be able to terminate Mr. Brotman’s employment with or without cause. For purposes of the Brotman Agreement, “cause” means (i) an indictment, conviction or admission of any crime involving dishonesty, violence, or moral turpitude; (ii) willful misconduct or gross negligence in connection with the performance of his duties to us; (iii) willful and material breach of any representation or covenants in the Brotman NDA and willful and material failure to perform duties and responsibilities (other than as a result of illness); (iv) a fraudulent act or omission by Mr. Brotman adverse to our reputation or the reputation of any affiliate; (v) the disclosure of any confidential information that is materially adverse to our reputation or operations; (vi) the use of alcohol or drugs which violates our policy or materially interferes with his duties to us and compromises our integrity; (vii) excessive absence from work other than as a result of disability; and (viii) the material violation of or failure to comply with our policies, provided that in the case of (iii), (vi), (vii) or (viii) Mr. Brotman would have thirty days to cure certain such violation to the extent curable.

Mr. Brotman would be able to resign his employment with or without good reason. For purposes of the Brotman Agreement, “good reason” means (i) our material breach of the Brotman Agreement or any other material contractual obligation to Mr. Brotman, (ii) a material and continuing reduction of his duties, position or responsibilities; (iii) a failure or refusal to timely pay, or a material reduction in the amount of, his annual salary, annual bonus opportunity, performance incentive bonus, sign-on bonus and/or severance, and/or (iv) a material change (by 35 miles or more) in the geographic location of his primary work facility or location, subject to notice and an opportunity to cure.

Pursuant to the terms of the Brotman Agreement, his sign-on bonus, annual salary, annual bonus and severance for the first two years of his employment was guaranteed in a minimum gross amount of $8 million, in all circumstances other than a discharge for cause and/or resignation without good reason. As a result, in the event that Mr. Brotman’s employment were terminated for any reason other than cause or resignation without good reason, he would be paid the balance of these amounts. In addition, upon a termination by us without cause or by Mr. Brotman for good reason, in either case more than 18 months following the start date of his employment, and if we did not consent to his written request to waive his post-employment non-competition covenant, Mr. Brotman would be entitled to (i) a prorated annual bonus payable in the form of a lump sum, based on actual performance, (ii) continued base salary for 12 months, and (iii) reimbursement for out-of-pocket COBRA payments. If Mr. Brotman’s employment were to be terminated by us without cause or by Mr. Brotman for good reason after the two-year anniversary of the start date of his employment with us, his rights to receive salary continuation payments and COBRA reimbursements would terminate immediately upon the date that he became employed or retained by another entity as an employee, consultant, or otherwise.

James Brett

On November 17, 2018, Mr. Brett resigned from his position as Chief Executive Officer. In connection with his separation, Mr. Brett entered into a General Release that set forth the terms and conditions of his separation. Specifically, Mr. Brett was entitled to receive: (i) the payment of an amount equal to his base salary at an annual rate of $1,250,000 for a period of 18 months following the separation date, (ii) a monthly amount that, after all applicable taxes are paid, is equivalent to his monthly COBRA premium for a period of 18 months following the separation date, (iii) a cash bonus payment for the 2018 fiscal year equal to the amount he would have been entitled to receive had his employment not terminated (with any subjective goals being treated as achieved at target), prorated for the number of days during the 2018 fiscal year that Mr. Brett was employed by us, to be paid when bonuses are generally paid to our employees, (iv) a cash bonus payment of $2,812,500, to be paid over a period of 18 months in equal monthly installments following the separation date and (v) a cash bonus payment of $750,000, representing the unpaid amount of Mr. Brett’s signing bonus, to be paid as soon as reasonably practicable following the separation date. In addition, the general release grants Mr. Brett an additional 18 months of service credit with respect to time-vesting management equity granted to him, and in the event certain performance vesting conditions were to be satisfied or a change of control were to occur, in either case within 12 months of the separation date, Mr. Brett’s management equity that vests based on satisfaction of such performance conditions or a change of control shall vest as if Mr. Brett was employed by us at the time. Mr. Brett’s entitlement to the foregoing payments and benefits is subject to his continuing compliance with the terms of the general release as well as the terms and conditions of the employment agreement between Mr. Brett and Chinos Holdings dated May 30, 2017, which includes covenants relating to non-solicitation, non-disparagement and confidentiality. Mr. Brett is also entitled to full vesting of his performance-vesting management equity awards if there is a change in control before November 17, 2019.

Treatment of Equity Awards Upon Events of Termination

None of the options to purchase shares of Chinos Holdings’ common stock or restricted shares held by our Named Executive Officers and granted under our 2011 Equity Incentive Plan would vest solely because of a “change in control.” However, stock options and/or restricted shares granted to our Named Executive Officers under the plan may have provided for the acceleration of the vesting schedule in the event of the termination by us of a Named Executive Officer’s employment without cause or the termination by the Named Executive Officer for good reason within two years following a change in control. Unvested shares of restricted stock held by Mr. Nicholson would fully vest upon a change in control, unless cashed out, or assumed by the acquirer.

In addition, in the event of (i) a consolidation, merger or similar transaction or series of related transactions, including a sale or disposition of stock, in which Chinos Holdings is not the surviving corporation or which results in the acquisition of all or substantially all of Chinos Holdings’ then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale of all or substantially all of Chinos Holdings’ assets, (iii) a change in control as defined in the Management Stockholders Agreement, or (iv) a dissolution or liquidation of Chinos Holdings, the compensation committee of Chinos Holdings would have the right, in its discretion, to cancel all outstanding equity awards (whether vested or unvested) and, in full consideration of such cancellation, pay to the holder of such award an amount in cash, for each share of common stock subject to the award, equal to, (A) with respect to an option, the excess of (x) the value, as determined by the Compensation Committee, of securities and property (including cash) received by ordinary stockholders as a result of such event over (y) the exercise price of such option or (B) with respect to restricted shares, the value, as determined by the Compensation Committee, of securities and property (including cash) received by the ordinary stockholders as a result of such event.

If any of the events described above had occurred on February 2, 2019 and the Compensation Committee exercised its discretion to cash-out each outstanding and unvested equity award (including performance-based awards) held by the Named Executive Officers as of such date, then each Named Executive Officer would have received an amount equal to the amount disclosed with respect to such Named Executive Officer in “Equity-Based Incentive Compensation” row of the tables below. For purposes of this calculation, we have assumed that the value per share received in connection with such event would be equal to 0.32 per share for Class A common stock, which was the valuation of this class of stock on the last business day of fiscal 2018.

Termination and Change in Control Payments Tables

The following tables estimate the amounts that would have been payable to our Named Executive Officers if their employment terminated on February 2, 2019 and a change in control occurred on such date. All severance payments and benefits payable to our Named Executive Officers upon a termination of employment by us without cause or by the executive with good reason would be subject to the Named Executive Officer’s execution of a valid general release and waiver of all claims against us and compliance with applicable non-competition, non-solicitation and confidential information restrictions.

Michael Nicholson

	Termination without Cause, or by Executive for Good Reason		Death/Disability		Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$2,950,000	(1)	$950,000	(2)	$2,950,000	(1)
Equity-Based Incentive Compensation	$16	(3)	$21,232	(5)	$112,077	(6)
Other Benefits	$21,232	(4)	—		$21,232	(4)

(1)

Represents amount equal to (i) continued payment of base salary ($1,000,000) for one year following termination, (ii) an amount equal to Mr. Nicholson’s target annual cash incentive award ($1,000,000), (iii) the pro-rata annual cash incentive award for the fiscal year in which Mr. Nicholson’s termination of employment occurs (which was $250,000 for fiscal 2018), (iv) a $700,000 payment which represents a pro rata portion of the next scheduled $1,000,000 unpaid installment of Mr. Nicholson’s remaining retention bonus payment, and (v) an amount equal to his TIP award for the performance period ending on February 2, 2019 ($0) and for the following performance period based on actual performance (potential future TIP award has not been included as it is not estimable at this time).

(2)

Upon a termination of employment due to death or disability, Mr. Nicholson would be entitled to receive (i) the annual bonus to which he would otherwise have been entitled for the fiscal year of his death or disability ($250,000), (ii) a $700,000 payment which represents a pro rata portion of the next scheduled $1,000,000 unpaid installment of Mr. Nicholson’s remaining retention bonus payment, (iii) an amount equal to his TIP award for the performance period ending on February 2, 2019 ($0) and for the following performance period based on actual performance (potential future TIP award has not been included as it is not estimable at this time) and (iv) full vesting of time-based equity, pro-rated for the portion of the vesting period completed as of the date of death or disability.

(3)

Represents an amount equal to (a) the number of shares underlying Mr. Nicholson’s unvested time-based stock options as of February 2, 2019 that would have vested in the 12 months following the termination date, multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) the number of shares underlying Mr. Nicholson’s unvested time-based restricted stock as of February 2, 2019 that would have vested in the 12 months following the termination date. Should the applicable performance conditions be satisfied in the six months following the termination date, Mr. Nicholson would also be eligible for an amount equal to the number of shares underlying the performance-vesting portion of his restricted stock awards that would have vested had he remained employed through the date the performance conditions were satisfied. No amounts have been included for any performance-based restricted stock.

(4)

Represents an amount equal to our’ total COBRA cost for Mr. Nicholson to continue coverage under our health insurance plan for one year assuming that Mr. Nicholson did not obtain other employment during that period.

(5)

Represents an amount equal to the prorated vesting of a portion of (a) Mr. Nicholson’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) Mr. Nicholson’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date. No amounts have been included for any performance-based restricted stock.

(6)

Represents an amount equal to the number of shares underlying all of (a) Mr. Nicholson’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) Mr. Nicholson’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date. No amounts have been included for any performance-based restricted stock.

Vincent Zanna

	Termination (i) without Cause, or (ii) by Executive for Good Reason		Death/Disability	Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$850,000	(1)	—	$850,000	(1)
Equity-Based Incentive Compensation	$—		—	$31,933	(3)
Other Benefits	$21,232	(2)	—	$21,232	(2)

(1)

Represents amount equal to (i) continued payment of base salary ($500,000) for one year following termination, (ii) an amount equal to Mr. Zanna’s target annual cash incentive award ($250,000) payable in twelve monthly installments, and (iii) a prorated annual cash incentive award that he would have otherwise received for fiscal 2018 (which was $100,000 for fiscal 2018).

(2)

Represents an amount equal to our total COBRA cost for Mr. Zanna to continue coverage under our health insurance plan for one year assuming that Mr. Zanna did not obtain other employment during that period.

(3)

Represents an amount equal to the number of shares underlying all of (a) Mr. Zanna’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) Mr. Zanna’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date.

Libby Wadle

	Termination (i) without Cause, or (ii) by Executive for Good Reason		Death/Disability	Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$1,700,000	(1)	—	$1,700,000	(2)
Equity-Based Incentive Compensation	$—		—	$95,262	(3)
Other Benefits	$21,232	(4)	—	$21,232	(4)

(1)

Represents amount equal to (i) continued payment of base salary ($850,000) for one year following termination, and (ii) the pro-rata annual cash incentive award for the fiscal year in which Ms. Wadle’s termination of employment occurs (which was $850,000 for fiscal 2018).

(2)

Represents amount equal to (i) continued payment of base salary ($850,000) for one year following termination assuming that Ms. Wadle does not obtain other paid employment during that period and (ii) a prorated annual cash incentive award that she would have otherwise received for fiscal 2018 (which was $850,000 for fiscal 2018).

(3)

Represents an amount equal to (a) the number of shares underlying all of Ms. Wadle’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) Ms. Wadle’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date.

(4)	Represents an amount equal to our total COBRA cost for Ms. Wadle to continue coverage our health insurance plan for one year assuming that Ms. Wadle did not obtain other employment during that period.

Lynda Markoe

	Termination (i) without Cause, or (ii) by Executive for Good Reason		Death/Disability	Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$1,162,500	(1)	—	$1,162,500	(2)
Equity-Based Incentive Compensation	$—		—	$78,444	(3)
Other Benefits	$—	(4)	—	$—	(4)

(1)

Represents amount equal to (i) continued payment of base salary ($600,000) for one year following termination (her severance period), (ii) an amount equal to Ms. Markoe’s target annual bonus ($450,000), payable in equal monthly installments over her severance period, and (iii) the pro-rata annual cash incentive award for the fiscal year in which Ms. Markoe’s termination of employment occurs (which was $112,500 for fiscal 2018).
(2)

Represents amount equal to (i) continued payment of base salary ($600,000) for one year following termination (her severance period) assuming that Ms. Markoe does not obtain other paid employment during that period, (ii) an amount equal to Ms. Markoe’s target annual bonus (which was $450,000 for fiscal 2018), payable in equal monthly installments over her severance period, and (iii) a prorated annual cash incentive award that she would have otherwise received for fiscal 2018 (which was $112,500 for fiscal 2018).

(3)

Represents an amount equal to (a) the number of shares underlying all of Ms. Markoe’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option, and (b) Ms. Markoe’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date.

(4)

Represents an amount equal to the our total COBRA cost for Ms. Markoe to continue coverage under our health insurance plan for one year assuming that Ms. Markoe did not obtain other employment during that period.

Adam Brotman

	Termination (i) without Cause, or (ii) by Executive for Good Reason		Death/Disability	Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$4,686,538	(1)	—	$4,686,538	(1)
Equity-Based Incentive Compensation	$—		—	$—	(2)

(1)

Represents amount equal to (i) continued payment of base salary ($900,000) for the period ending two years from Mr. Brotman’s date of hire, (ii) the unpaid portion of his signing bonus as of February 2, 2019 ($1,000,000), (iii) an amount equal to Mr. Brotman’s target annual bonus for fiscal 2018 ($1,350,000), and (iv) an amount equal to Mr. Brotman’s target annual bonus for fiscal 2019 ($1,350,000).

(2)	Represents an amount equal to Mr. Brotman’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date.

Director Compensation

The following table sets forth information regarding compensation for each of our non-management directors for fiscal 2018. Messrs. Coulter, Danhakl and Sokoloff were representatives of our Sponsors during fiscal 2018. As a result, these directors were not individually compensated.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	All other compensation ($)	Total ($)
James Coulter	$—	$—	$—	$—	$—
Millard S. Drexler(1)	$2,209,308	$—	$—	$—	$2,209,308
John Danhakl(2)	$—	$—	$—	$—	$—
Seth Farbman	$75,000	$280	$—	$205	$75,485
Jonathan Sokoloff	$—	$—	$—	$—	$—
Carrie Wheeler	$—	$—	$—	$—	$—
James Brett(3)	$—	$—	$—	$—	$—

(1)

On January 18, 2019, Millard S. Drexler resigned from the Board of Directors and as Chairman of the Board, effective immediately. Mr. Drexler has continued to serve as a strategic advisor to the CEO and the Board of Directors.

(2)	On February 1, 2019, John Danhakl tendered his resignation from the Board of Directors, effective as of February 2, 2019.
(3)	On November 17, 2018, James Brett stepped down as a director, effective as of November 17, 2018.

Compensation of Directors for Fiscal 2018

None of the representatives of our Sponsors received individual compensation from us for serving on the Board. Prior to his resignation, Mr. Brett received no additional compensation for his service as a director. The compensation received by Mr. Brett for his service as our Chief Executive Officer during fiscal 2018 is included in the Summary Compensation Table included in this prospectus. Mr. Farbman received a cash retainer of $75,000. In Fiscal 2018, the Compensation Committee awarded Mr. Farbman a restricted stock award of 7,000 shares of common stock for his services as a member of the Board in Fiscal 2018 with a grant date fair value of $280. Chinos Holdings has paid on behalf of Messr. Farbman the travel expenses related to their service on the Board. In fiscal 2018, Mr. Farbman received $205 toward travel expenses.

In connection with his transition away from his prior position as Chief Executive Officer, we entered into an amended and restated employment agreement with Mr. Drexler, dated July 7, 2017 and effective July 10, 2017. Pursuant to this agreement, Mr. Drexler continued to serve as Chairman of the Board. During this period, Chinos Holdings paid to Mr. Drexler cash compensation of $1,400,000 per annum and paid to Drexler Ventures LLC, on behalf of Mr. Drexler, $1,000,000 per annum, in accordance with Chinos Holdings’ regular payroll practices. Mr. Drexler resigned from the Board of Directors and as Chairman of the Board effective January 18, 2019.

Each of Chinos Holdings’ directors receives a discount on most merchandise in our stores and through our e-commerce business, which we believe is a common practice in the retail industry.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee of the Board of Chinos Holdings for fiscal 2018 were Mr. Sokoloff and Ms. Wheeler. On February 13, 2019, Mr. Solomon replaced Mr. Sokoloff on the Compensation Committee. Ms. Wheeler stepped down from the compensation committee on April 11, 2019. On April 29, 2019, Mr. Weingart replaced Ms. Wheeler on the compensation committee. None of these committee members were officers or employees of Chinos Holdings during fiscal 2018, were formerly Chinos Holdings officers or had any relationship otherwise requiring disclosure. There were no interlocks or insider participation between any member of the Board or compensation committee and any member of the Board or compensation committee of another company.

DESCRIPTION OF CERTAIN INDEBTEDNESS OF CHINOS HOLDINGS

For a description of the material indebtedness of Chinos Holdings and its consolidated subsidiaries prior to the Reorganization, please see “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings—Liquidity and Capital Resources—Financing Activities.” Following the Reorganization, Chinos Holdings will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of its pre-Reorganization indebtedness. For information regarding the material indebtedness of Chinos Holdings after the Reorganization, please see “Additional Information Related to the Madewell Business—Description of Material Indebtedness of Madewell.”

ADDITIONAL INFORMATION RELATED TO THE MADEWELL BUSINESS

The information appearing in this section relates to the Madewell business.

Please note the following:

•

Chinos Holdings, Inc. (to be renamed Madewell Group, Inc. prior to the completion of this offering) is the legal issuer of the shares offered in this offering. Although investors in this offering will be purchasing shares of Chinos Holdings, they will be investing only in the Madewell business as Chinos Holdings will have no interest in the J.Crew business after giving effect to the Reorganization;

•	the information set forth below is provided as supplemental information and should not be considered in lieu of the information pertaining to Chinos Holdings; and

•

the financial information included in this section and in the historical consolidated financial statements of Chinos Holdings may not be indicative of our results of operations, financial condition and changes in equity after the completion of the Reorganization, or what they would have been had we operated the Madewell business separately from the J.Crew business as a standalone, publicly traded company during the periods presented.

SUPPLEMENTAL SELECTED HISTORICAL COMBINED FINANCIAL DATA OF THE MADEWELL BUSINESS

The following tables set forth the supplemental selected historical combined financial data of the Madewell business.

The supplemental selected historical combined financial data of the Madewell business for the thirty-nine weeks ended and as of November 2, 2019 and November 3, 2018, as applicable, are based on the supplemental unaudited condensed combined financial statements of the Madewell business included elsewhere in this prospectus.

The supplemental selected historical combined statements of income data of the Madewell business for fiscal 2018, fiscal 2017 and fiscal 2016 and the supplemental selected historical combined balance sheet data of the Madewell business as of February 2, 2019 and February 3, 2018 are based on the supplemental audited combined financial statements of the Madewell business and related notes thereto included elsewhere in this prospectus. The historical results of the Madewell business are not necessarily indicative of the results to be expected in any future period.

The supplemental historical combined financial statements of the Madewell business have been derived from Chinos Holdings’ consolidated financial statements and accounting records and represent the financial condition and results of operations of the Madewell business on a carveout basis, prepared in accordance with U.S. GAAP. The J.Crew business currently provides certain services to the Madewell business, and the supplemental historical combined financial statements of the Madewell business reflect an allocation of the Allocated Costs, which are certain Chinos Holdings corporate costs, including, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership. Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. The amount and composition of our expenses may vary from historical levels since the fees charged for the services under the Transition Services Agreement may be higher or lower than the Allocated Costs. In addition, we intend to replace these services over time with ones supplied either internally by our employees or by third parties, the cost of which may be higher or lower than the Allocated Costs. The difference between the Allocated Costs and the costs we will incur under the Transition Services Agreement or that we will incur as we replace these services and after the expiration of the Transition Services Agreement may be material. See “Background—Basis of Financial Presentation.”

The supplemental combined financial statements of the Madewell business do not include an allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. We will incur new debt obligations in connection with the Reorganization and will incur interest expense in connection therewith, which will impact our financial condition and results of operations in the future. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization.

You should read the information set forth below in conjunction with “Background—Basis of Financial Presentation,” “Use of Proceeds,” “Capitalization,” “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business,” “Risk Factors,” “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings,” “Use of Proceeds,” “Capitalization,” “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business,” and the supplemental audited combined financial statements of the Madewell business and the related notes thereto included elsewhere in this prospectus.

	For the Thirty-nine Weeks Ended				For the Year Ended
(Dollars in thousands)	November 2, 2019		November 3, 2018		February 2, 2019		February 3, 2018(a)		January 28, 2017
Combined Statements of Income Data:
Revenues		$520,669		$432,612		$613,666		$463,512		$364,456
Cost of goods sold, including buying and occupancy costs(b)		262,257		212,135		316,588		233,458		208,358

Gross profit(b)		258,412		220,477		297,078		230,054		156,098
Selling, general and administrative expenses(b)		194,943		155,386		215,361		167,015		136,783

Income before income taxes		63,469		65,091		81,717		63,039		19,315
Provision for income taxes		16,535		16,982		21,297		18,526		7,599

Net income		$46,934		$48,109		$60,420		$44,513		$11,716

Net income as a percent of revenue		9.0%		11.1%		9.8%		9.6%		3.2%
Pro forma net income per share(c):
Basic	$		$		$		$		$
Diluted	$		$		$		$		$
Pro forma weighted average common shares outstanding(c):
Basic
Diluted

(a)	Consists of 53 weeks.
(b)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors. See Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for further detail.

(c)

Pro forma net income per share and pro forma weighted average common shares outstanding give effect to the recapitalization of our common stock in connection with the Reorganization and this offering and assume that              shares of common stock were outstanding for each period presented.

	As of
(Dollars in thousands)	November 2, 2019	February 2, 2019	February 3, 2018
Combined Balance Sheet Data:
Cash and cash equivalents	$4,254	$4,133	$3,033
Total assets	$512,559	$354,254	$297,134
Total liabilities	$319,152	$207,781	$211,081
Total stockholder’s equity	$193,407	$146,473	$86,053

SUPPLEMENTAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE MADEWELL BUSINESS

The following is a discussion and analysis of the financial condition and results of operations of the Madewell business as of, and for, the periods presented. The following discussion and analysis also includes pro forma information reflecting the impact of the Reorganization after this offering. Such information may not be indicative of our financial position and results of operations after the completion of the Reorganization, or what they would have been had we operated the Madewell business separately from the J.Crew business as a standalone, publicly traded company during the periods presented. See “ —Basis of Presentation.” You should read the following discussion and analysis of our financial condition and results of operations together with the sections entitled “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “The Reorganization,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” and the supplemental historical combined financial statements of the Madewell business and the related notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business, and our liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.

The fiscal year of the Madewell business ends on the Saturday closest to January 31, typically resulting in a 52-week year, but occasionally includes an additional week, resulting in a 53-week year. All references to the first nine months of fiscal 2019 reflect the results of the thirty-nine week period ended November 2, 2019 and all references to the first nine months of fiscal 2018 reflect the results of the thirty-nine week period ended November 3, 2018. All references to fiscal 2018 reflect the results of the 52-week period ended February 2, 2019; all references to fiscal 2017 reflect the results of the 53-week period ended February 3, 2018; and all references to fiscal 2016 reflect the results of the 52-week period ended January 28, 2017. In addition, all references to fiscal 2019 reflect the 52-week period ending February 1, 2020.

Overview

Madewell is a fast-growing and innovative brand offering a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers, timeless leather jackets, totes, tops and much more. We also offer lifestyle products including dresses, swimwear, beauty, gifts and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

We acquired the Madewell brand in 2006 and taking inspiration from its American workwear roots, have built a relevant brand with strong customer affinity compared to industry peers. Our brand appeals to a broad demographic, including millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content while valuing inclusivity and sustainability. We believe our ability to deliver on all of these elements allows us to stand apart.

We have developed a digitally-led, omnichannel strategy that puts the customer at the center, creates seamless touchpoints across channels and fosters community. E-commerce sales represented 41% of our DTC revenue in the first nine months of fiscal 2019 and 37% in fiscal 2018. Our broad digital ecosystem—from our fully mobile-responsive e-commerce website and social media channels to in-store screens and associate tablets and our membership program, Madewell Insider—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing. Our stores serve as local hubs for brand engagement, product education, fit and styling guidance, community building and cross-channel service. We operated 138 stores in the United States as of November 2, 2019, most of which are located in upscale regional Class A malls, lifestyle centers and street locations. Our stores averaged approximately 3,400 square feet and generated an average of approximately $1,100 in sales per selling square foot in fiscal 2018. We also employ selective wholesale partnerships to introduce our brand to new customers and test new markets. Our customer-centric strategy unifies all channels and enhances customer acquisition, retention, store productivity and customer lifetime value.

We are pursuing several strategies to continue our profitable growth, including strengthening brand awareness and acquiring new customers, enhancing customer loyalty and wallet share, increasing our e-commerce led DTC rollout, expanding our product categories and growing our wholesale and international businesses.

Basis of Presentation

Prior to this offering, the Madewell business was operated as part of the J.Crew business. Concurrent with or immediately prior to the completion of this offering:

•

Chinos Holdings, pursuant to a series of transactions, will (i) form a new subsidiary, J.Crew Holdings, (ii) contribute the entities operating the J.Crew business to J.Crew Holdings in exchange for voting common stock of J.Crew Holdings and (iii) distribute the voting common stock of J.Crew Holdings to common stockholders of Chinos Holdings, after which the J.Crew business will cease to be a part of Chinos Holdings;

•

Chinos Holdings and J.Crew Holdings will each merge into a separate merger subsidiary of Chinos SPV, after which, immediately prior to the closing of this offering, (i) Chinos Holdings will be a direct, wholly owned subsidiary of Chinos SPV and (ii) all of the voting common stock of J.Crew Holdings will be directly owned by Chinos SPV and a class of nonvoting common stock of J.Crew Holdings will be owned by certain employees of J.Crew Holdings;

•

Chinos Holdings will cease to be an obligor or guarantor of, or have any assets pledged as collateral for, any of its, or its subsidiaries’, pre-Separation indebtedness, as (i) a portion of the Existing Term Loan Facility will be exchanged for the New Exchange Chinos SPV Senior Secured Loans and none of Chinos Holdings or its subsidiaries will be an obligor for, or provide any credit support for, debt obligations of Chinos SPV, including the New Exchange Chinos SPV Senior Secured Loans, (ii) the remaining portion of the Existing Term Loan Facility and the entirety of the Existing ABL Facility will each be repaid in full in cash using the net proceeds of this offering and the incurrence of new indebtedness by Chinos Holdings and Chinos SPV (each described below) and (iii) the Senior Notes will be the only remaining pre-Separation indebtedness outstanding and will be obligations of subsidiaries of J.Crew Holdings following the Separation, and all remaining interest payments on the Senior Notes, through the maturity date of September 15, 2021, will be pre-funded in a segregated account in cash by J.Crew Holdings at the time of the Separation;

•

Madewell, Inc. will (i) incur $             million of new indebtedness pursuant to the New Madewell Term Loan Facility, the net proceeds of which will be used to repay a portion of the Existing Term Loan Facility and the Existing ABL Facility, and (ii) enter into the New Madewell ABL Facility in the amount of $         million;

•

Chinos SPV will borrow up to $             million from the Sponsors in the form of New Money Chinos SPV Senior Secured Loans in order to facilitate the Reorganization transactions and contribute to the cash paydown of the Existing Term Loan Facility and the Existing ABL Facility;

•

Chinos Holdings and Chinos SPV will enter into the Registration Rights Agreement, pursuant to which, among other things, Chinos SPV will have the right, under certain circumstances, to require Chinos Holdings to register shares of common stock of Chinos Holdings held by Chinos SPV;

•

Chinos Holdings and Chinos SPV will enter into the Investors’ Rights Agreement pursuant to which, among other things, Chinos SPV will have certain director designation rights with respect to the board of directors of Chinos Holdings;

•	Chinos SPV will pledge the equity it holds in Chinos Holdings and J.Crew Holdings for the benefit of the lenders under the New Chinos SPV Senior Secured Loans; and

•

Chinos Holdings and J.Crew Holdings will enter into the Transition Services Agreement and other related agreements, including a separation and distribution agreement, a tax matters agreement and an employee matters agreement. Pursuant to the Transition Services Agreement, J.Crew Holdings and its subsidiaries operating the J.Crew business will continue to provide Chinos Holdings with certain administrative capabilities for specified periods of time following the Separation.

We refer to these transactions, together with this offering, collectively as the “Reorganization.” All of the Reorganization transactions are contingent upon one another, and all approvals and actions required to execute each of these transactions will have been obtained or taken, as appropriate, prior to the commencement of the Reorganization. This offering will not be consummated unless each of the other Reorganization transactions is completed. See “The Reorganization,” “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew” and “Use of Proceeds.”

After the Reorganization, Chinos SPV will hold 100% of the outstanding voting equity interests of J.Crew Holdings, Chinos Holdings will no longer directly or indirectly own or operate the J.Crew business and the only business of Chinos Holdings will be the Madewell business. Accordingly, the Madewell business is the business in which you are investing if you buy shares of common stock in this offering.

The supplemental historical combined financial statements of the Madewell business have been derived from Chinos Holdings’ consolidated financial statements and accounting records and represent the financial condition and results of operations of the Madewell business on a carveout basis, prepared in accordance with U.S. GAAP. The supplemental historical combined financial statements of the Madewell business reflect the financial position, results of operations and cash flows of the Madewell business which will be the only operating business that will remain with us after the Reorganization, do not give effect to the other transactions in the Reorganization and do not purport to reflect what the results of operations, financial condition and cash flows would have been had we operated the Madewell business as a standalone, publicly traded company during the periods presented. The supplemental historical combined financial statements of the Madewell business do not reflect the J.Crew business or the historical consolidated financial statements of Chinos Holdings.

The J.Crew business currently provides certain services to the Madewell business, and the historical results of the Madewell business reflect an allocation of the Allocated Costs, which are costs for certain Chinos Holdings corporate costs, including, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership. Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. The amount and composition of our expenses may vary from historical levels since the fees charged for the services under the Transition Services Agreement may be higher or lower than the Allocated Costs. In addition, we intend to replace these services over time with ones supplied either internally by our employees or by third parties, the cost of which may be higher or lower than the Allocated Costs. The difference between the Allocated Costs and the costs we will incur under the Transition Services Agreement or that we will incur as we replace these services and after the expiration of the Transition Services Agreement may be material. During the first nine months ended November 2, 2019, the first nine months ended November 3, 2018, fiscal 2018, fiscal 2017 and fiscal 2016, Allocated Costs were $74.6, $43.8, $62.2 million, $47.1 million and $38.0 million, respectively. See Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for additional details on the Allocated Costs. We currently estimate that costs we will incur as a standalone company for services currently provided by J.Crew to the Madewell business that are reflected

as Allocated Costs in the supplemental historical combined financial statements of the Madewell business will be between $                 and $                 on an annual basis.

Allocated Costs are included in the supplemental historical combined statements of income of the Madewell business included herein if they are specifically identifiable to the Madewell business, or are allocated using a systematic and rational allocation method, most commonly using percent of revenues or percent of employee headcount. The supplemental historical combined balance sheets of the Madewell business included herein reflect all of the assets and liabilities that are specifically identifiable to the Madewell business or directly attributable to the Madewell business as a carved out company and its operations. Not all of the cash generated by the Madewell business is included on the supplemental historical combined balance sheets of the Madewell business included herein as cash is swept into the consolidated bank accounts of Chinos Holdings pursuant to its centralized cash management function. The cash sweep process will not continue after the Reorganization. Obligations resulting from liabilities of the Madewell business are paid with cash from Chinos Holdings. The intercompany effect of these cash transactions is reflected in Due to Parent in the supplemental historical combined balance sheets of the Madewell business. The supplemental historical combined financial statements of the Madewell business do not include an allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. The supplemental historical combined balance sheets of the Madewell business and the combined statements of changes in stockholders’ equity of the Madewell business do not reflect the historical equity capitalization of Chinos Holdings, including the common and preferred stock that will be recapitalized in the Reorganization. Unless the context otherwise requires, references in this prospectus to “common stock” and “preferred stock” refer to the common and preferred stock of Chinos Holdings after giving effect to the Reorganization. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions” and Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for additional details on the Allocated Costs.

Prior to the Reorganization, the Madewell business has not been a primary obligor of Chinos Holdings’ existing indebtedness, but it has been a guarantor of certain of Chinos Holdings’ existing indebtedness. The supplemental historical combined financial statements of the Madewell business do not include an allocation of debt or interest expense from allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. We will incur new debt obligations in connection with the Reorganization and will incur interest expense in connection therewith, which will impact our financial condition and results of operations in the future. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization. We will provide further information regarding such debt in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Factors Affecting Our Results of Operations

We believe the key business and marketplace factors impacting our business include the following:

•

Execution on Our Growth Strategies. We intend to grow our business by, among other things, increasing brand awareness and the size and value of our active customer base, growing e-commerce penetration, expanding our store network and product categories and growing our wholesale business, both domestically and internationally. Although these initiatives are designed to create growth in our business and continue improvement in our results of operations, the timing of expenditures related to these initiatives, as well as the achievement of returns on our investments and our ability to successfully execute our strategies, may affect our results of operation in future periods.

•

Economic Trends. The overall economic environment and related impact on consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our products, while economic weakness, which generally results in a reduction of customer spending, may have a negative impact on our sales. Economic cycles, consumer confidence, the level of disposable consumer income, the availability of consumer credit, interest rates, foreign exchange rates, taxation, demographic patterns and changes in consumer discretionary spending habits can all have a significant impact on our sales. For example, recessionary economic cycles, reduced consumer confidence and lower availability and higher cost of consumer credit reduce demand for our merchandise and limit our ability to grow sales.

•

Design and Merchandising. Our ability to maintain our appeal to existing customers and attract new customers depends on our ability to continue to design and merchandise premium denim products and a full lifestyle assortment with a fresh yet timeless aesthetic that connects with our customers and the extent we are able to do so impacts our results of operations.

•

Growth in DTC. The growth of our business depends on our ability to grow our e-commerce channel, as well as our ability to selectively expand our store network. Growth in our e-commerce channel is impacted by, among other things, our ability to expand our e-commerce assortment, the success of our digital marketing investments, the development of our mobile capabilities and our ability to personalize our customers’ digital experience. Growth in our store channel is significantly impacted by the number and timing of new store openings, as well as performance of our existing stores. We plan to open 10 to 15 stores per year for the foreseeable future. It generally costs $650,000 to $900,000 to open a new store with an average payback time of under two years.

•

Digital Marketing. We make significant, targeted investments in our digitally sophisticated marketing strategies, including our advanced marketing measurements system, Madewell Insider program, and use of data analytics, social media, influencers, search engine optimization, content distribution and experiential marketing. Our investments in these strategies and the success they achieve in growing our customer base and the value of our customers has a significant impact on our results of operations.

•

Competition. We operate in the highly competitive specialty retail industry. Competition, including competition from national and international retail chains and department stores, denim specialty stores and internet businesses offering similar categories of merchandise to us, can impact our pricing, sales and results of operations.

•

Supply Chain. Competition for, and price volatility of, resources throughout the supply chain have increased, causing us and other apparel manufacturers to continue to seek alternative sourcing channels and create new efficiencies in our global supply chain. Trends affecting the supply chain include an increase in lower-cost sourcing alternatives, resulting in reduced barriers to entry for new competitors, and the impact of fluctuating prices of labor and raw materials as well as the consolidation of suppliers. Additionally, trade policies, tariffs and government regulations affecting trade between the United States and other countries, such as the threat of additional tariffs on imported consumer goods from China, may impact the pricing and availability of resources. Trends such as these can bring additional pressure on us and other wholesalers and retailers to shorten lead-times, reduce costs and raise product prices.

•

Pricing and Changes in Our Product Mix. Our product offering changes from period to period, as do the prices at which our products are sold and the margins we are able to earn from the sales of our products. The levels at which we are able to price our merchandise are influenced by a variety of factors, including the quality of our products, cost of production, prices at which our competitors are selling similar products and the willingness of our customers to pay for products.

•

Seasonal Fluctuations. Our business is seasonal. We typically achieve our largest quarterly revenues in the fourth fiscal quarter. In fiscal 2018, our revenues in the first, second, third and fourth quarters represented 21%, 23%, 27% and 29%, respectively, of our total revenue for the year. In fiscal 2017, our revenues in the first, second, third and fourth quarters represented 20%, 22%, 26% and 32%, respectively, of our total revenues for the year. In fiscal 2016, our revenues in the first, second, third and fourth quarters represented 21%, 23%, 26% and 30%, respectively, of our total revenues for the year.

Key Components of Results of Operations

Revenues

We generate revenues from two channels: DTC and wholesale. DTC revenues include net sales generated from customers who shop in our stores (“store net sales”) and customers who shop on our website, including shipping and handling income (“e-commerce net sales”). Wholesale revenues are generated from customers who buy and resell our merchandise. Revenues are recorded net of returns and discounts. We recognize revenue at (i) the point-of-sale for store net sales, (ii) the date of receipt by a customer for e-commerce net sales and (iii) the time ownership is transferred to our wholesale customers.

Cost of Goods Sold

Cost of goods sold includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations (such as rent and utilities) and all shipping costs associated with our e-commerce business. Cost of goods sold varies directly with revenues, and therefore, is usually higher in our fourth fiscal quarter. Cost of goods sold also increases as we expand our store base, which results in higher or lower store occupancy costs, invest in our e-commerce business, which can result in higher shipping and handling costs resulting from higher e-commerce penetration, and expand our product assortment. In addition, any charges we record relating to expected losses on the disposition of excess merchandise inventories would increase our cost of goods sold. The primary drivers of the costs of individual goods are the costs of raw materials and labor in the countries where we source our merchandise.

Cost of goods sold is also impacted by the domestic and international political environment. We source the majority of our merchandise from manufacturers located outside of the United States. In fiscal 2018, we sourced our products from approximately 20 countries, with products sourced from mainland China representing 60% of our merchandise and products sourced from Vietnam and Indonesia representing an additional 20% of our merchandise. Major developments in tax policy or trade relations, such as the disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products could impact our costs of goods sold.

Gross Profit

Gross profit is determined by subtracting our cost of goods sold from our revenue. Our gross profit may not be comparable to other specialty retailers, as some specialty retailers include all of the costs related to their distribution network in cost of goods sold while others, like us, exclude all or a portion of such costs from cost of goods sold and include them in selling, general and administrative expenses. Gross margin measures gross profit as a percentage of our revenues. Gross margin is higher in our DTC channels than in our wholesale channel and disproportionate growth in one channel can have a significant impact on our gross profits. Additionally, any reserves necessary to account for excess merchandise could negatively impact gross profits.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily administrative payroll, store expenses other than occupancy costs, depreciation and amortization, certain warehousing expenses, marketing expenses and credit card fees. Marketing expenses consist primarily of expenses related to performance marketing channels (mostly digital), such as paid search, product listing ads, search engine optimization, online display and retargeting, affiliate marketing, social media (paid and organic), email marketing, as well as data analytics tools. Marketing expenses also include our expenses for brand marketing channels, including public relations, influencer marketing, brand and media partnerships, and experiential marketing. Marketing expenses are primarily focused on increasing brand awareness, growing new customer acquisition, maintaining and building current customer purchase frequency and retention rates, driving Madewell Insider membership, and enhancing brand differentiation. These expenses do not necessarily vary proportionally with revenues. In addition, the historical results of operations of the Madewell business include Allocated Costs as selling, general and administrative expenses. After this offering, selling, general and administrative costs will no longer include Allocated Costs but will include costs incurred under the Transition Services Agreement. The Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. We will have to make substantial investments to expand our administrative functions to replace services provided by J.Crew prior to the Reorganization and under the Transition Services Agreement. As a result of these factors, the historical selling, general and administrative expenses of the Madewell business may not be comparable to such expenses in future periods.

In addition, the historical results of operations of the Madewell business include Allocated Costs as selling, general and administrative expenses. In connection with this offering, we expect to incur transaction costs related to the Reorganization, including accounting, legal and professional fees, stand-up costs and stock compensation expenses. Following this offering, we anticipate a significant increase in accounting, legal and professional fees associated with being a public company, including internal audit, external audit, investor relations, stock administration, stock exchange fees, regulatory compliance costs and costs associated with compliance with the requirements of the Sarbanes-Oxley Act.

Provision for Income Taxes

We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

For purposes of the supplemental historical combined financial statements of the Madewell business, provision for income taxes is computed on a separate company basis, as if we filed separate tax returns where we have nexus. Our annual effective tax rate for fiscal 2018 was 26.1%, which is our best estimate of our effective tax rate going forward. See “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Statements of Chinos Holdings.” We will provide further information regarding the income tax impacts of Reorganization in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Compensation Expense

We expect to institute competitive compensation policies and programs as a standalone public company, the expense for which may be materially greater than the compensation expense allocated to us in the supplemental historical combined financial statements of the Madewell business. Such expense will recognized in either cost of goods sold or selling, general and administrative expenses based upon the function of the person receiving such compensation.

How We Assess Our Performance

In assessing the performance of our business, we consider a variety of financial and operating measures that affect our results of operations.

Revenues

Revenues reflect sales of our merchandise, less returns and discounts, generated from our DTC (including store sales and e-commerce sales) and wholesale channels. E-commerce net sales represented 41%, 35%, 37%, 30% and 30% of our DTC revenues in the first nine months of fiscal 2019, the first nine months of fiscal 2018, and in fiscal 2018, fiscal 2017 and fiscal 2016, respectively. We aggregate our sales in three product categories: denim, “everything you wear with jeans” and lifestyle products.

Comparable Company Sales

Comparable company sales reflect: (i) store net sales for stores that have been open for at least 12 months and (ii) e-commerce net sales and (iii) shipping and handling fees, all of which are included in DTC revenues. Comparable company sales exclude revenues from: (i) new stores that have not been open for 12 months, (ii) the 53rd week, if applicable, (iii) stores that experience a square footage change of at least 15 percent, (iv) stores that have been temporarily closed for at least 30 consecutive days, (v) permanently closed stores, (vi) temporary “pop up” stores and (vii) revenue from wholesale customers. Due to the 53rd week in fiscal 2017, when calculating comparable company sales for fiscal 2018, we have realigned the weeks of fiscal 2017 to be consistent with the fiscal 2018 retail calendar. Some of our competitors and other retailers calculate comparable company sales, or comparable store sales, differently than we do and as a result, our comparable company sales may not be comparable to similar data made available by such other companies.

Measuring the change in year-over-year comparable company sales allows us to evaluate the performance of our business. Various factors affect comparable company sales, including:

•	consumer preferences, fashion trends, buying trends and overall economic trends;

•	competition;

•	changes in our product assortment;

•	pricing;

•	the timing of our releases of new merchandise and promotional events;

•	the level of customer service that we provide;

•	our ability to source and distribute products efficiently; and

•	the number of stores we open, close (including on a temporary basis for renovations) and expand in any period, including associated costs.

Our comparable company sales increased in the first nine months of 2019, the first nine months of 2018 and in fiscal 2018, fiscal 2017 and fiscal 2016 as follows:

	For the Thirty-nine Weeks Ended		For the Year Ended
	November 2, 2019	November 3, 2018	February 2, 2019	February 3, 2018	January 28, 2017
Comparable company sales increase	10.0%	26.5%	25.0%	14.4%	6.5%

Adjusted EBITDA

We define Adjusted EBITDA as combined net income before depreciation and amortization, interest expense and provision for income taxes adjusted for the impact of certain items, including non-cash and other items we do not consider representative of our ongoing operating performance. Because Adjusted EBITDA omits these items, we feel that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges.

Adjusted EBITDA is a supplemental measure of our operating performance that is neither required by, nor presented in accordance with, U.S. GAAP and our calculations thereof may not be comparable to those reported by other companies. We present this measure as we believe it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use it internally as a benchmark to compare our performance to that of our competitors. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe Adjusted EBITDA is a useful measure of operating performance, as it provides a clearer picture of our results of operations by eliminating expenses that are not reflective of underlying business performance. We use Adjusted EBITDA to monitor the performance of our business and we believe the presentation of this measure will enhance the ability of our investors to analyze trends in our business and evaluate our performance relative to other companies in the industry. However, Adjusted EBITDA is a non-U.S. GAAP financial measure that has limitations as an analytical tool. Adjusted EBITDA should not be considered as an alternative to, or substitute for, net income, which is calculated in accordance with U.S. GAAP. For our Adjusted EBITDA for the first nine months of fiscal 2019, the first nine months of fiscal 2018 and for the fiscal years 2018, 2017 and 2016, and a reconciliation of Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure, see “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business.”

Gross Profit

Gross profit is determined by subtracting our cost of goods sold from our revenues. Cost of goods sold includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations (such as rent and utilities) and all shipping costs associated with our e-commerce business. Cost of goods sold varies directly with revenues, and therefore, is usually higher in our fourth fiscal quarter. Cost of goods sold also changes as we expand or contract our store base, which results in higher or lower store occupancy costs, invest in our e-commerce, which can result in higher shipping and handling costs resulting from higher e-commerce penetration and expand our product assortment. The primary drivers of the costs of individual goods are the costs of raw materials and labor in the countries where we source our merchandise. Gross margin measures gross profit as a percentage of our revenues.

Our gross profit may not be comparable to other specialty retailers, as some companies include all of the costs related to their distribution network in cost of goods sold while others, like us, exclude all or a portion of them from cost of goods sold and include them in selling, general and administrative expenses.

At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $7.7 million for expected losses on the disposition of those inventories.

Results of Operations

First Nine Months of Fiscal 2019 compared to First Nine Months of Fiscal 2018

	For the Thirty-nine Weeks Ended November 2, 2019		For the Thirty-nine Weeks Ended November 3, 2018		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$520.7	100.0%	$432.6	100.0%	$88.1	20.4%
Gross profit(a)	258.4	49.6	220.5	51.0	37.9	17.2
Selling, general and administrative expenses(a)	194.9	37.4	155.4	35.9	39.5	25.5
Income from operations	63.5	12.2	65.1	15.0	(1.6)	(2.5)
Provision for income taxes	16.5	3.2	17.0	3.9	(0.5)	(2.6)
Net income	$46.9	9.0%	$48.1	11.1%	$(1.2)	(2.4)%

(a)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors. See Note 2: Allocated Costs to the supplemental unaudited condensed combined financial statements of the Madewell business for further detail.

Revenues

A summary of our revenues is as follows:

(Dollars in millions)	For the Thirty-nine Weeks Ended November 2, 2019	For the Thirty-nine Weeks Ended November 3, 2018
DTC	$427.6	$374.3
Wholesale	92.2	57.4
Other	0.9	0.9

Total revenues	$520.7	$432.6

Total revenues increased $88.1 million, or 20.4%, to $520.7 million in the first nine months of fiscal 2019 from $432.6 million in the first nine months of fiscal 2018, driven by growth in all three of our product categories: denim, lifestyle and “everything you wear with jeans.” Comparable sales increased 10.0% following an increase of 26.5% in the first nine months of fiscal 2018.

DTC net sales increased $53.3 million, or 14.3%, to $427.6 million in the first nine months of fiscal 2019 from $374.3 million in the first nine months of fiscal 2018, driven primarily by e-commerce growth and sales from new stores. E-commerce net sales as a percentage of DTC net sales were 41% and 35% in the first nine months of fiscal 2019 and fiscal 2018, respectively. We expanded our store base by nine stores in the first nine months of fiscal 2019.

Wholesale revenues increased $34.8 million to $92.2 million in the first nine months of fiscal 2019 from $57.4 million in the first nine months of fiscal 2018, driven primarily by an increase of sales to Nordstrom.

Gross Profit

Gross profit increased $37.9 million, or 17.2%, to $258.4 million in the first nine months of fiscal 2019 from $220.5 million in the first nine months of fiscal 2018, driven primarily by the following:

(Dollars in millions)	Increase/ (decrease)
Increase in revenues	$54.2
Decrease in rate	(13.1)
Increase in buying and occupancy costs	(3.2)

Increase in gross profit	$37.9

Gross margin decreased to 49.6% in the first nine months of fiscal 2019 from 51.0% in the first nine months of fiscal 2018. The decrease in gross margin was driven by: (i) a 250 basis point deterioration in merchandise margin primarily due to promotional actions taken in certain seasonal categories and increased penetration of our wholesale business, partially offset by (ii) a 110 basis point decrease in buying and occupancy costs as a percentage of revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $39.5 million, or 25.5%, to $194.9 million in the first nine months of fiscal 2019 from $155.4 million in the first nine months of fiscal 2018, driven primarily by the following:

(Dollars in millions)	Increase/ (decrease)
Increase in Allocated Costs(a)	$30.8
Increase in payroll expenses	4.6
Increase in operating and corporate expenses	4.1

Total increase in selling, general and administrative expenses	$39.5

(a)

Represents Allocated Costs of services shared with J.Crew. See “—Basis of Presentation” and Note 2: Allocated Costs in the notes to the supplemental unaudited condensed combined financial statements of the Madewell business for further detail. The increase in Allocated Costs of $30.8 million was driven primarily by transaction costs of $24.2 million.

As a percentage of total revenue, selling, general and administrative expenses increased to 37.4% in the first nine months of fiscal 2019 from 35.9% in the first nine months of fiscal 2018.

Provision for Income Taxes

In the first nine months of fiscal 2019, we recorded a provision for income taxes of $16.5 million on pre-tax income of $63.5 million. The effective tax rate for the first nine months of fiscal 2019 was 26.1%. The difference between the U.S. federal statutory rate of 21% and the effective tax rate is driven primarily by state and local income taxes.

In the first nine months of fiscal 2018, we recorded a provision for income taxes of $17.0 million, on pre-tax income of $65.1 million. The effective tax rate for the first nine months of fiscal 2018 was 26.1%. The difference between the U.S. federal statutory rate of 21% and the effective tax rate is driven primarily by state and local income taxes.

Net Income

Net income decreased $1.2 million to $46.9 million in the first nine months of fiscal 2019 from $48.1 million in the first nine months of fiscal 2018. This decrease was due to (i) an increase in selling, general and administrative expenses of $39.5 million, partially offset by (ii) an increase in gross profit of $37.9 million and (iii) a decrease in the provision for income taxes of $0.5 million.

Fiscal 2018 compared to Fiscal 2017

	For the Year Ended
	February 2, 2019		February 3, 2018(a)		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$613.7	100.0%	$463.5	100.0%	$150.2	32.4%
Gross profit(b)	297.1	48.4	230.1	49.6	67.0	29.1
Selling, general and administrative expenses(b)	215.4	35.1	167.0	36.0	48.4	28.9
Income from operations	81.7	13.3	63.0	13.6	18.7	29.6
Provision for income taxes	21.3	3.5	18.5	4.0	2.8	15.0
Net income	$60.4	9.8%	$44.5	9.6%	$15.9	35.7%

(a)	Consists of 53 weeks.
(b)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors. See Note 2: Allocated Costs to the supplemental audited combined financial statements of the Madewell business for further detail.

Revenues

A summary of our revenues is as follows:

(Dollars in millions)	Fiscal 2018	Fiscal 2017(a)
DTC	$533.9	$422.8
Wholesale	78.6	39.6
Other	1.2	1.1

Total revenues	$613.7	$463.5

(a)	Consists of 53 weeks.

Total revenues increased $150.2 million, or 32.4%, to $613.7 million in fiscal 2018 from $463.5 million in fiscal 2017, driven by growth in all three of our product categories: “everything you wear with jeans,” denim and lifestyle. Comparable sales increased 25.0% following an increase of 14.4% in fiscal 2017.

DTC revenues increased $111.1 million, or 26.3%, to $533.9 million in fiscal 2018 from $422.8 million in fiscal 2017, driven by (i) e-commerce growth, (ii) comparable store sales and (iii) sales from new stores. E-commerce net sales as a percentage of DTC revenues were 37% in fiscal 2018. We expanded our store base by eight stores in fiscal 2018.

Wholesale revenues increased $39.0 million, or 98.5% to $78.6 million in fiscal 2018 from $39.6 million in fiscal 2017, driven primarily by an increase of sales to Nordstrom.

Gross Profit

Gross profit increased $67.0 million, or 29.1%, to $297.1 million in fiscal 2018 from $230.1 million in fiscal 2017, driven primarily by the following:

(Dollars in millions)	Increase/ (decrease)
Increase in revenues	$92.8
Decrease in rate	(20.4)
Increase in buying and occupancy costs	(5.4)

Increase in gross profit	$67.0

Gross margin decreased to 48.4% in fiscal 2018 from 49.6% in fiscal 2017. The decrease in gross margin was driven by: (i) a 330 basis point deterioration in merchandise margin primarily due to increased penetration of our wholesale business, partially offset by (ii) a 210 basis point decrease in buying and occupancy costs as a percentage of revenues.

At the end of fiscal 2018, we owned excess merchandise inventories. As a result, we recorded a charge of $7.7 million for expected losses on the disposition of those inventories.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $48.4 million, or 28.9%, to $215.4 million in fiscal 2018 from $167.0 million in fiscal 2017, driven primarily by the following:

(Dollars in millions)	Increase
Increase in marketing costs(a)	$22.9
Increase in Allocated Costs(b)	15.1
Increase in payroll expenses	3.8
Increase in operating and corporate expenses	3.6
Increase in e-commerce system expenses	3.0

Total increase in selling, general and administrative expenses	$48.4

(a)	Primarily reflects an increase in spending on digital marketing. Total marketing costs for fiscal 2018 were $40.4 million.
(b)

Represents Allocated Costs of services shared with J.Crew. See “—Basis of Presentation” and Note 2: Allocated Costs in the notes to the supplemental audited combined financial statements of the Madewell business for further detail.

As a percentage of total revenue, selling, general and administrative expenses decreased to 35.1% in fiscal 2018 from 36.0% in fiscal 2017.

Provision for Income Taxes

Provision for income taxes increased $2.8 million, or 15.0%, to $21.3 million in fiscal 2018 from $18.5 million in fiscal 2017. The effective tax rate for fiscal 2018 was 26.1%. The difference between the U.S. federal statutory rate of 21% and the effective tax rate is driven by state and local income taxes. We expect our future annual effective income tax rate to approximate the rate in fiscal 2018.

Net Income

Net income increased $15.9 million, or 35.7%, to $60.4 million in fiscal 2018 from $44.5 million in fiscal 2017. This increase was due to an increase in gross profit of $67.0 million, partially offset by (i) an increase in selling, general and administrative expenses of $48.4 million and (ii) an increase in the provision for income taxes of $2.8 million.

Fiscal 2017 compared to Fiscal 2016

	For the Year Ended
	February 3, 2018(a)		January 28, 2017		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$463.5	100.0%	$364.5	100.0%	$99.0	27.2%
Gross profit(b)	230.1	49.6	156.1	42.8	74.0	47.4
Selling, general and administrative expenses(b)	167.0	36.0	136.8	37.5	30.2	22.1
Income from operations	63.0	13.6	19.3	5.3	43.7	NM
Provision for income taxes	18.5	4.0	7.6	2.1	10.9	NM
Net income	$44.5	9.6%	$11.7	3.2%	$32.8	NM	%

(a)	Consists of 53 weeks.
(b)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors. See Note 2: Allocated Costs in the notes to the supplemental audited combined financial statements of the Madewell business for further detail.

Revenues

A summary of our revenues is as follows:

(Dollars in millions)	Fiscal 2017(a)	Fiscal 2016
DTC	$422.8	$343.6
Wholesale	39.6	20.0
Other	1.1	0.9

Total revenues	$463.5	$364.5

(a)	Consists of 53 weeks.

Total revenues increased $99.0 million, or 27.2%, to $463.5 million in fiscal 2017 from $364.5 million in fiscal 2016, driven by growth in all three of our product categories: denim, “everything you wear with jeans” and lifestyle. Comparable sales increased 14.4% following an increase of 6.5% in fiscal 2016.

DTC net sales increased $79.2 million, or 23.0%, to $422.8 million in fiscal 2017 from $343.6 million in fiscal 2016, driven by (i) sales from new stores, (ii) comparable store sales and (iii) e-commerce growth. E-commerce net sales as a percentage of DTC net sales were 30% in fiscal 2017. We expanded our store base by eight stores in fiscal 2017.

Wholesale revenues increased $19.6 million, or 98.3% to $39.6 million in fiscal 2017 from $20.0 million in fiscal 2016, driven primarily by an increase of sales to Nordstrom.

Gross Profit

Gross profit increased $74.0 million, or 47.4%, to $230.1 million in fiscal 2017 from $156.1 million in fiscal 2016, driven primarily by the following:

(Dollars in millions)	Increase/ (decrease)
Increase in revenues	$56.9
Increase in rate	20.4
Increase in buying and occupancy costs	(3.3)

Increase in gross profit	$74.0

Gross margin increased to 49.6% in fiscal 2017 from 42.8% in fiscal 2016. The increase in gross margin was driven by: (i) a 440 basis point expansion in merchandise margin primarily due to a decrease in promotional activity and favorable product costs and (ii) a 240 basis point decrease in buying and occupancy costs as a percentage of revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $30.2 million, or 22.1%, to $167.0 million in fiscal 2017 from $136.8 million in fiscal 2016, driven primarily by the following:

(Dollars in millions)	Increase
Increase in payroll expenses	$10.5
Increase in allocated costs	9.1
Increase in operating and corporate expenses	5.3
Increase in marketing costs(a)	2.8
E-commerce system implementation	2.5

Total increase in selling, general and administrative expenses	$30.2

(a)	Primarily reflects an increase in spending on digital marketing. Total marketing costs for fiscal 2017 were $17.5 million.

As a percentage of total revenue, selling, general and administrative expenses decreased to 36.0% in fiscal 2017 from 37.5% in fiscal 2016.

Provision for Income Taxes

Provision for income taxes increased $10.9 million to $18.5 million in fiscal 2017 from $7.6 million in fiscal 2016. The effective tax rate for fiscal 2017 was 29.4%. The difference between the then U.S. federal statutory blended rate of 33.7% and the effective tax rate is driven by state and local income taxes and the impact of tax reform passed in December 2017.

Net Income

Net income increased $32.8 million to $44.5 million in fiscal 2017 from $11.7 million in fiscal 2016. This increase was due to an increase in gross profit of $74.0 million, partially offset by (i) an increase in selling, general and administrative expenses of $30.2 million and (ii) an increase in the provision for income taxes of $10.9 million.

Quarterly Financial Data

The following table presents our unaudited condensed combined quarterly results of operations for the eight fiscal quarters ended November 2, 2019.

	For the Thirteen Weeks Ended
	November 2, 2019	August 3, 2019	May 4, 2019	February 2, 2019	November 3, 2018	August 4, 2018	May 5, 2018	February 3, 2018
Revenues	$187,866	$167,335	$165,468	$181,054	$164,651	$138,289	$129,672	$146,887
Cost of goods sold, including buying and occupancy costs	95,869	87,033	79,355	104,453	81,539	67,634	62,962	74,590

Gross profit	91,997	80,302	86,113	76,601	83,112	70,655	66,710	72,297
Selling, general and administrative expenses	77,912	61,857	55,174	59,975	56,473	50,125	48,788	51,098

Income before income taxes	14,085	18,445	30,939	16,626	26,639	20,530	17,922	21,199
Provision for income taxes	3,576	4,841	8,118	4,315	6,948	5,365	4,669	2,248

Net income	$10,509	$13,604	$22,821	$12,311	$19,691	$15,165	$13,253	$18,951

Liquidity and Capital Resources

General

Prior to the Reorganization, we relied on cash flows from operations and financing from J.Crew to meet our liquidity needs. Currently, we are dependent on J.Crew for continued support to fund our operations, without which we would need to curtail our operations. Following the Reorganization, our capital structure and sources of liquidity will change significantly from our historical capital structure, and we expect our primary sources of liquidity will be our cash on hand, cash flows from operations and funds available under new indebtedness we incur in connection with the Reorganization. Our primary cash needs will be for inventory, payroll, store leases, capital expenditures associated with opening new stores, investments in our e-commerce channel and payments under the Transition Services Agreement and debt obligations, as well as ongoing capital expenditures to establish in-house capabilities, including for marketing and advertising, sourcing, distribution, human resources, management information systems, legal, IT and accounting. We estimate the one-time costs associated with establishing our in-house capabilities to replace services provided by J.Crew prior to the Reorganization to be in a range from $              million to $              million in the aggregate, of which a portion will be capitalized and the remainder will be expensed.

We expect to spend approximately $             million to $             million in the third and fourth quarters of fiscal 2019 and the full year fiscal 2020 combined on capital expenditures, including a total of approximately $             million to $              million for new store expansion and $              million to $              million on investments in our e-commerce channel. We expect it will require approximately $              million to $              million in capital expenditures and starting inventory to open a new store. If we open a large number of stores in a relatively short period of time, or if new retail stores have a higher opening costs or a longer payback period than our existing stores, our cash flow from operations may not be sufficient to support these openings and we may need to use our available lines of credit under new indebtedness we incur in connection with the Reorganization to support this growth and the continuing operations of these new retail stores. Due to the seasonality of our business, a significant amount of cash from operating activities is generated during the fourth quarter of our fiscal year.

We believe that cash flow from operating activities and the availability of cash under the new indebtedness we incur in connection with the Reorganization will be sufficient to cover working capital requirements and anticipated capital expenditures and to fund our growth strategy for at least the next 12 months and for the foreseeable future. If cash flow from operations, borrowings under our existing revolving line of credit and net proceeds from this offering are not sufficient or available to meet our capital requirements, we may be required to obtain additional financing in the future. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of additional indebtedness, the issuance of equity financings, or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, we cannot assure that our business will generate sufficient cash flow from operations or that future borrowings will be available from additional indebtedness or otherwise to meet our liquidity needs. If we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which could possibly result in additional expenses or dilution.

Cash Flow Analysis

The following table provides a summary of cash flows from operating, investing and financing activities for the periods presented:

	For the Thirty-nine Weeks Ended November 2, 2019	For the Thirty-nine Weeks Ended November 3, 2018	For the Year Ended
(Dollars in thousands)			February 2, 2019	February 3, 2018	January 28, 2017
Net Cash provided by/(used in):
Operating activities	$22,368	$23,602	$64,123	$68,430	$41,384
Investing activities(a)	—	—	—	—	—
Financing activities	(22,247)	(22,061)	(63,023)	(67,872)	(41,179)

Net increase in cash and cash equivalents	$121	$1,541	$1,100	$558	$205

(a)

There was no net cash provided by or used in investing activities in the first nine months of fiscal 2019, first nine months of fiscal 2018 or in fiscal 2018, fiscal 2017 or fiscal 2016 because all investments were made at the Chinos Holdings level. We anticipate investing activities, primarily driven by capital expenditures relating to the cost of new store openings, being between $              and $              for the remainder of fiscal 2019 and between $              and $              for fiscal 2020.

Operating Activities

First Nine Months of Fiscal 2019 compared to First Nine Months of Fiscal 2018

Cash provided by operating activities of $22.4 million in the first nine months of fiscal 2019 resulted from: (i) net income of $46.9 million and (ii) non-cash adjustments of $10.8 million, partially offset by (iii) changes in operating assets and liabilities of $35.4 million, primarily due to working capital fluctuations.

Cash provided by operating activities of $23.6 million in the first nine months of fiscal 2018 resulted from (i) net income of $48.1 million and (ii) non-cash adjustments of $12.4 million, partially offset by (iii) changes in operating assets and liabilities of $36.9 million, primarily due to working capital fluctuations.

Fiscal 2018 compared to Fiscal 2017

Cash provided by operating activities of $64.1 million in fiscal 2018 resulted from: (i) net income of $60.4 million and (ii) non-cash adjustments of $16.6 million, partially offset by (iii) changes in operating assets and liabilities of $12.9 million, primarily due to an increase in accounts receivable driven by growth in our wholesale business.

Fiscal 2017 compared to Fiscal 2016

Cash provided by operating activities of $68.4 million in fiscal 2017 resulted from (i) net income of $44.5 million, (ii) non-cash adjustments of $26.4 million, partially offset by (iii) changes in operating assets and liabilities of $2.5 million, primarily due to an increase accounts receivable driven by growth in our wholesale business.

Investing Activities

Following the Reorganization, our primary use of cash from investing activities will be capital expenditures incurred in connection with the opening of new stores. While we opened 26 stores in the last three fiscal years, those capital expenditures were funded by Chinos Holdings. Therefore, our statements of cash flows for the first nine months of fiscal 2019, the first nine months of fiscal 2018 and for the fiscal years 2018, 2017 and 2016 do not reflect cash flows from investing activities. Following the Reorganization, we will fund our own capital expenditures. We estimate the cost of opening a new store to be generally in the range of $650,000 to $900,000.

Financing Activities

Not all of the cash generated by the Madewell business is included on the supplemental historical combined balance sheets of the Madewell business included herein as cash is swept into the consolidated bank accounts of Chinos Holdings pursuant to its centralized cash management function. Obligations resulting from liabilities of the Company are paid with cash of Chinos Holdings. The intercompany effect of these cash transactions is reflected in Due to Parent. The cash used in financing activities of $22.2 million and $22.1 million in the first nine months of fiscal 2019 and fiscal 2018, respectively, and $63.0 million in fiscal 2018, $67.9 million in fiscal 2017 and $41.2 million in fiscal 2016 resulted from decreases in the payable Due to Parent. Following the Reorganization, we expect that cash flows provided by and used in financing activities will largely be impacted by our new debt obligations.

Line of Credit

In connection with this offering and the Reorganization, we will enter new indebtedness on terms to be determined. See “ —Description of Material Indebtedness of Madewell.”

Contractual Obligations

The contractual obligations table set forth below is current as of February 2, 2019 and does not reflect the Reorganization, including the new indebtedness we will incur in connection with the Reorganization. Instead, these contractual obligations reflect those obligations that have been allocated to us as a carved out business from Chinos Holdings. Our contractual obligations do not include an allocation of debt from Chinos Holdings because, prior to the Reorganization, we have not been the obligor of Chinos Holdings’ existing indebtedness for accounting purposes and because the borrowings were not directly attributable to our business. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization.

(Dollars in millions)	Total	Within 1 year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations(a)	$199.1	$34.2	$63.5	$52.6	$48.8
Purchase obligations:
Inventory commitments	130.4	130.4	—	—	—
Other contractual obligations	—	—	—	—	—
Employment agreements	0.6	0.6	—	—	—

Total purchase obligations	131.0	131.0	—	—	—

Total	$330.1	$165.2	$63.5	$52.6	$48.8

(a)

Operating lease obligations represent obligations under various long-term operating leases entered in the normal course of business for stores and office space requiring minimum annual rentals. Operating lease expense is a significant component of our operating expenses. The lease terms range for various periods of time in various rental markets and are entered into at different times, which mitigates exposure to market changes that could have a material effect on our results of operations within any given year. Operating lease obligations do not include common area maintenance, insurance, taxes and other occupancy costs, which aggregate to approximately 42% of the minimum lease obligations.

We intend to provide additional information regarding our contractual obligations as of February 2, 2019 on a pro forma basis giving effect to the Reorganization in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

We are required to make estimates and assumptions about future events in preparing financial statements in conformity with U.S. GAAP. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses at the date of the supplemental historical combined financial statements of the Madewell business. While we believe that past estimates and assumptions have been materially accurate, current estimates are subject to change if different assumptions as to the outcome of future events are made. We evaluate estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on reasonable factors. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the supplemental historical combined financial statements of the Madewell business. The following is a summary of accounting policies that we consider critical to the combined financial statements.

Revenue Recognition

We recognize sales made in our stores at the point-of-sale, sales through our e-commerce business at the date of receipt by a customer and sales to a wholesale customer at the time ownership is transferred. Amounts billed to customers for shipping and handling sales are classified as DTC revenues. We make estimates of future sales returns related to current period sales. Management analyzes historical returns, current economic trends and changes in customer acceptance of our products when evaluating the adequacy of the reserve for sales returns. We record an asset in other current assets for the inventory expected to be returned and a liability in other current liabilities for the sales expected to be refunded. On the statement of operations, we present the change in the liability in total revenues and the change in the asset in cost of goods sold.

Employee discounts are classified as a reduction of revenue.

We account for gift cards by recognizing a liability at the time a gift card is sold and recognizing revenue at the time the gift card is redeemed for merchandise. We review our gift card liability on an ongoing basis and recognize income from unredeemed gift card liability on a ratable basis over the estimated period of redemption.

Inventory Valuation

Merchandise inventories are carried at the lower of average cost or net realizable value. We capitalize certain design, purchasing and warehousing costs in inventory and these costs are included in cost of goods sold as the inventories are sold. We evaluate all of our inventories to determine excess inventories based on estimated future sales. Excess inventories may be disposed of through our e-commerce business, stores or other liquidation methods. Based on historical results experienced through various methods of disposition, we write down the carrying value of inventories that are not expected to be sold at or above cost. Additionally, we reduce the cost of inventories based on an estimate of lost or stolen items each period. Estimates may differ from actual results due to changes in resale or market value, methods of disposition, consumer and retailer preferences and economic conditions.

Goodwill and Intangible Assets

Indefinite-lived intangible assets, such as goodwill, are not subject to amortization. We assess the recoverability of indefinite-lived intangibles whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its estimated fair value, we record a charge to write the intangible asset down to its fair value. During fiscal 2018, we determined that the recorded carrying value of our goodwill was greater than the estimated fair value.

We assess the recoverability of goodwill. In this assessment, we first compare the estimated enterprise fair value to its recorded carrying value. We estimate the enterprise fair value based on a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. If the recorded carrying value exceeds estimated enterprise fair value in the first step, a second step is performed in which we allocate the enterprise fair value to the fair value of net assets. The second step of the impairment testing process requires, among other things, estimates of fair values of substantially all of our tangible and intangible assets. Any enterprise fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill. If the recorded goodwill balance exceeds the implied fair value of goodwill, an impairment charge is recorded to write goodwill down to its fair value.

Definite-lived intangibles, such as the Madewell trade name, and favorable lease commitments, are amortized on a straight line basis over their useful life or remaining lease term.

Fixed Asset Impairment

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of such assets based upon estimated cash flow forecasts.

Provision for Income Taxes

The supplemental historical combined financial statements of the Madewell business included a provision for income taxes as if we operated as an independent standalone company, using an asset and liability method. Deferred tax assets and deferred tax liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using current enacted tax rates in effect in the years in which those temporary differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

Tax reform, which was enacted into law on December 22, 2017, includes, among other items, a reduction in the federal corporate income tax rate from 35% to 21% and a deemed repatriation of foreign earnings. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities and reassessing the net realizability of our deferred tax assets and liabilities. We have completed our analysis and accounting with respect to these items through the end of fiscal 2018. However changes in law, interpretations and facts may result in adjustments to these amounts.

Lease Accounting

During the first quarter of fiscal 2019, we adopted pronouncements that were issued with respect to the accounting for leases. The pronouncements require lessees to recognize ROU assets and ROU liabilities for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. We used the effective date method whereby initial application occurred on the date of adoption with comparative periods unchanged. Additionally, we utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of our identification of leases, historical lease classification and initial direct costs for existing leases. See Note 4: Leases in the notes to the Madewell unaudited condensed combined financial statements included elsewhere in this prospectus for more information regarding our accounting for leases.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The supplemental historical combined balance sheets of the Madewell business and statements of operations do not include an allocation of third-party debt or interest expense from Chinos Holdings because, prior to the Reorganization, we have not been the obligor of Chinos Holdings’ existing indebtedness for accounting purposes and because the borrowings were not directly attributable to the Madewell business. We expect to incur indebtedness prior to or in connection with the Reorganization, at which time our exposure to interest rate risk will increase to the extent we incur or hedge any floating rate obligations. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization.

Effects of Inflation

We believe inflation has not had a significant effect on our revenues or profitability.

Recently Issued Accounting Pronouncements

In June 2016, a pronouncement was issued that replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. We do not expect there to be a significant impact on our condensed combined financial statements.

In January 2017, a pronouncement was issued that simplifies the measurement of goodwill impairment by no longer requiring an entity to perform a hypothetical purchase price allocation. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. We do not expect there to be a significant impact on our condensed combined financial statements.

MADEWELL BUSINESS

Who We Are

Madewell is a fast-growing and innovative brand offering a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers, timeless leather jackets, totes, tops and much more. We also offer lifestyle products including dresses, swimwear, beauty, gifts and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

Our brand appeals to a broad demographic, including millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content while valuing inclusivity and sustainability. We believe our ability to deliver on all of these elements allows us to stand apart.

We have developed a digitally-led, omnichannel strategy that puts the customer at the center, creates seamless touchpoints across channels and fosters community. E-commerce sales represented 41% and 37% of our DTC revenue in the first nine months of fiscal 2019 and in fiscal 2018, respectively. Our broad digital ecosystem—from our fully mobile-responsive e-commerce website and social media channels to in-store screens and associate tablets and our membership program, Madewell Insider—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing. Our stores serve as local hubs for brand engagement, product education, fit and styling guidance, community building and cross-channel service. We operated 138 stores in the United States as of November 2, 2019, most of which are located in upscale regional Class A malls, lifestyle centers and street locations. Our stores averaged approximately 3,400 square feet and generated an average of approximately $1,100 in sales per selling square foot in fiscal 2018. We also employ selective wholesale partnerships to introduce our brand to new customers and test new markets. Our customer-centric strategy unifies all channels and enhances customer acquisition, retention, store productivity and customer lifetime value.

We acquired the Madewell brand in 2006 and taking inspiration from its American workwear roots, have built a relevant brand with strong customer affinity compared to industry peers. By engaging with our customers in a digitally-led way and focusing on our core values of community and responsible retailing, we have driven impressive growth over the past five years, as illustrated by the following significant milestones:

•	We have grown revenue from $248 million in fiscal 2014 to $614 million in fiscal 2018, a four-year CAGR of 25%

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We have grown active customers from 2.0 million in fiscal 2017 to 2.6 million in fiscal 2018, and in fiscal 2018, 60% of our active customers were in our membership program, Madewell Insider, representing 67% of DTC revenue

•	Our customers are very loyal, driving high customer lifetime value and efficient marketing spending

•	We have grown e-commerce penetration from 26% of DTC revenue in fiscal 2014 to 37% in fiscal 2018 and 41% in the first nine months of fiscal 2019

•	We have achieved positive comparable company sales growth in 42 of the last 43 quarters

•	We are highly profitable, with net income and Adjusted EBITDA margins of 10% and 18%, respectively, in fiscal 2018

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We have collected and recycled over 800,000 pairs of jeans from customers, creating over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity

For a reconciliation of Adjusted EBITDA to net income, see “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business.”

Selected Financial Data of the Madewell Business

(Dollars in millions; active customers in millions)

We Have a Vision to Be:

THE TOP PREMIUM DENIM AUTHORITY

AN INNOVATOR IN DIGITAL AND OMNICHANNEL RETAIL

A COMMUNITY THAT FOSTERS INCLUSIVITY AND LOYALTY

A LEADER IN SUSTAINABILITY

What We’re About

Artful and Timeless Lifestyle Brand Rooted in Denim

Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression. We are a purpose driven brand utilizing a community-based marketing strategy to engage our customers through differentiated experiences and social impact initiatives. We believe that Good Days Start with Great Jeans and offer a full product assortment rooted in premium denim and everything you wear with jeans from easy tees and tops to perfect leather jackets, keep-forever totes and much more. Our brand appeals to a broad demographic, including millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content, while valuing inclusivity and sustainability. Based on the Brand Tracking Study, 80% of those aware of Madewell would likely consider the brand for their next clothing purchase. In the same study, Madewell’s brand awareness was 45%. We believe our relatively low brand awareness, coupled with high affinity and purchase intent among existing customers, underscores a significant growth opportunity to convert potential new customers to loyal brand enthusiasts.

Superior Design Sensibility, Inclusive Assortment and Innovative Product Development

Madewell’s premium denim offering coupled with a full lifestyle assortment and a fresh yet timeless aesthetic offers broad appeal. We have established strong design and product development capabilities in-house, including an independent, highly experienced denim design team. We are recognized for our creative capabilities, including our differentiated use of color, print and styling, to create a look that is both artful and effortless. We also utilize technical product innovation to elevate the comfort, fit and durability of our products. Our design and product development teams proactively and frequently incorporate customer feedback, both from over 125,000 product reviews and from our active customer panel—the Madewell Group Chat—a closed crowdsourcing forum we use to regularly communicate with approximately 4,400 customers who have volunteered to provide ongoing product and services feedback. We utilize promotions strategically to avoid training customers to buy on discount, driving strong full price sell through.

Denim represented 29% of our revenue in fiscal 2018 and remains one of our highest growth categories. We believe a substantial portion of the population anchors their everyday wardrobes around denim—and not just for weekends but also increasingly for work and social occasions. We offer premium denim at non-premium prices, mostly in the $100 to $150 range, with our entry-level and popular Roadtripper jean, which we successfully introduced in 2017, starting at $75. We make exceptional jeans by partnering with premium denim mills, leveraging our expertise in washes and focusing on delivering superior quality through our attention to detail. We drive denim innovation by employing the latest in fabric technology, including reform stretch, fade-resistant black and proprietary sustainable fabrics. We also utilize fit technology and employ fit experts to offer products for many different shapes and sizes encompassing sizes 23 to 37 as well as petite, tall and taller inseams and styles that fit different body types. Denim is a high-performing category, as we consistently see a higher retention rate and lifetime value from denim purchasers.

For fiscal 2018, 52% of our revenue was attributable to “everything you wear with jeans.” Our key “everything you wear with jeans” categories include: tees, such as our essential Whisper Cotton tees; leather goods, such as our popular Transport Tote bag and vintage-inspired motorcycle jacket; footwear, such as our Sidewalk Sneaker with Cloudlift technology and Boardwalk sandals; cozy sweaters featuring our supersoft yarn; and a wide array of tops and button-down shirts featuring forward silhouettes and of-the-moment details.

For fiscal 2018, 19% of our revenue was attributable to lifestyle categories such as dresses, non-denim pants, swimwear, beauty, fragrance and gifts. We have also been recognized for our Labels We Love program featuring a curated assortment of third-party brands (including exclusive buys and collaborations), such as Outdoor Voices, Lively, Vans, Veja, Penfield, Sezane, Solid & Striped and many more. We regularly utilize insights from these collaborations to determine potential new product introductions, including the successful 2019 launches of our Second Wave sustainable swimwear collection made entirely of recycled materials and our first Madewell sneaker, the Sidewalk Sneaker.

Customer-Centric Omnichannel Experience

We have developed a digitally-led, omnichannel strategy that puts the customer at the center and creates seamless touchpoints across channels. This customer-centric strategy unifies our e-commerce and store businesses and enhances customer acquisition, retention, store productivity and customer lifetime value.

We have grown e-commerce revenue to represent 41% of total DTC revenue in the first nine months of fiscal 2019 and 37% in fiscal 2018. In fiscal 2018, we migrated our website to a cloud-based, highly scalable and functionally rich platform that allows us to innovate more rapidly, build out dynamic product presentation and expand personalization capabilities. We are hyper-focused on a seamless experience for our customer. Our website is fully mobile-responsive, offers a universal cart accessible across all of the customer’s devices and provides visibility to e-commerce and store inventory with options for delivery or store pick up. Our digital experience marries commerce and content by offering our customers access to our full product assortment, including exclusive styles and extended sizes, as well as providing an aesthetically rich shopping experience with compelling imagery, editorial stories, styling inspiration and fit guidance. Our website connects to a broad digital ecosystem—from our social media channels and email program to in-store screens and associate tablets, as well as our Madewell Insider membership program—allowing us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing.

Our stores remain core to our strategy. In fiscal 2018, over 60% of our new-to-brand customers made their first purchase in a store. Our store layouts have been thoughtfully designed to create a seamless shopping experience for our customers, especially for those trying to discover a perfect pair of jeans. Given the importance of discovery and trial as part of the denim shopping experience, we position our Denim Bars and styling experts adjacent to our fitting rooms, which encourages supportive, spontaneous interactions between customers and our knowledgeable associates to provide fit and styling guidance. In addition, our stores serve as local hubs for brand engagement, product education, community building and cross-channel service. We balance a high-touch, boutique feel in our stores with a sophisticated, digitized operation and omnichannel capabilities, including buy online and pick up in store, e-commerce returns, dot-com try-ons, early-stage testing of mobile point-of-sale and in-store digital screens. These capabilities enable us to service our customers seamlessly across established touchpoints and channels. In the twelve months ended April 19, 2019, 35% of customers who engaged with our stores for an e-commerce return made a new in-store purchase.

Our wholesale partnerships allow us to introduce our brand to new customers and test new markets. We do so by providing a curated offering across select wholesale partners. We launched our wholesale channel in 2015 with Nordstrom and have since experienced rapid growth through this partner. We have expanded our selective wholesale partnerships to include Net-a-Porter, Zalando, Shopbop and Stitch Fix.

The integration of stores and e-commerce is fundamental to our customer-centric strategy and helping to create more loyal omnichannel customers who spent more than 4.5 times what our single-channel customers spent in fiscal 2018. We utilize targeted marketing initiatives to acquire new customers and drive cross-channel migration.

A Community of Loyal Madewell Insiders and Advocates

We have developed a community-based marketing strategy by engaging with our customers through content and experiences across our digital platform, store footprint and events. Through these efforts, we have fostered a loyal and inclusive community and turned customers into brand advocates. Our store associates help drive our community efforts, acting as local shopkeepers, providing expert advice and driving community engagement through partnerships and events. We believe our community creates a strong network that results in lower customer acquisition costs and higher retention rates. Our initiatives include:

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Madewell Insider: In fiscal 2018, 60% of our active customers were in our membership program, Madewell Insider, representing 67% of DTC revenue. The Madewell Insider profile is our customers’ passport to the Madewell brand and we engage and connect to our customers seamlessly through email, our mobile website, social media and store events. A Madewell Insider membership is centered around loyalty perks and rewards. Madewell Insider members represent our highest value customers, with over 90% of our $500+ spenders being a part of the membership program in fiscal 2018.

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Social Media: We encourage a dynamic and engaged digital community across social media, especially Instagram, Facebook, Twitter and Pinterest. We have a robust content creation operation and encourage two-way conversations. We have a strong social media following of approximately 2.5 million followers across these four platforms as of November 2, 2019. Our fans have engaged with one of our core brand hashtags (such as #everydaymadewell) over 14 million times on Instagram since 2012. This digital community is comprised of engaged, vocal champions of our brand, which we believe helps drive brand discovery and customer acquisition.

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Madewell Group Chat: Our crowdsourcing platform, Madewell Group Chat, allows a pool of approximately 4,400 volunteer customers to interact with our brand and each other in a closed forum. It also creates a feedback loop that informs multiple aspects of our business from style feedback and product launches to services and social responsibility.

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Hometown Heroes: Since 2010, we have welcomed our local community into our stores through the Hometown Heroes program, comprised of pop-ups with local makers and artists. This program gives local up-and-coming businesses the opportunity to introduce themselves to our customers at no cost, who in turn discover new brands and local talent. We encourage our store associates to be curators in their markets and to source makers that will resonate with their customers. This year we further emphasized the program by launching the Collective, in which we identify a group of our best makers from around the country and give them meaningful support to grow their businesses through mentorship, grants and access to our customer base.

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Events: Our store events program is an important aspect of our engagement and retention strategy. In fiscal 2018, we hosted over 2,500 events, spanning pop-ups, panels, workshops and give-back events for local charities. In fiscal 2018, we evolved our events strategy by testing a new format and introducing Commons in Austin, Texas. The concept utilizes a flexible store design to execute a variety of larger-scale events and provides a platform for local makers and artwork. This location is a physical representation of our commitment to our in-store experience.

Sustainability and Responsible Retailing

Sustainability is an integral part of our DNA. We strive to conduct our business in ways that we believe will benefit our planet and our stakeholders, with a broader goal to inspire progress across our industry. We are committed to operating as a business with purpose, where maximizing profitability and sustainability go hand in hand. To support this commitment, we have created the Do Well task force through which we articulate our sustainability goals and create ways for our customers and associates to participate in achieving our goals. We are evolving our practices by focusing on meaningful sustainability initiatives that influence the entire life cycle of our products, from the materials we use, to how we make them and how we encourage and work with our customers to responsibly repurpose unwanted garments. Under Do Well, we have developed our denim recycling program, incorporated sustainable and recycled fabrics into our products and built impactful charitable partnerships that help us achieve and amplify our core values and sustainability goals.

Our denim recycling program continues to grow, which we believe is a key indicator of our customers’ interest in sustainability. In fiscal 2018, 12% of in-store jeans sales were attributable to our denim recycling program. And with over 800,000 pairs of jeans recycled since initiating the program, we’ve created over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity. As a commitment to circularity and helping to advance our industry, we are making an effort to swiftly evolve and innovate the materials we use across all categories and are committed to incorporating sustainable and recycled fabrics into our products. We are committed to achieving fair, healthy and safe work conditions throughout our supply chain. In January 2019, we launched our first Fair Trade Certified denim capsule and will continue expanding our efforts into other product categories. We believe our focus on responsible retailing and sustainability is a key driver of brand engagement and helps our customers and associates connect with the Madewell brand.

A Data Driven Approach that Guides our Success

We have developed strong data capture capabilities and we continually leverage our customer database and apply our insights to operate our business, acquire new customers and deepen relationships that increase customer lifetime value. With 2.6 million active customers in fiscal 2018 alone, we have built an extensive customer file that helps us drive actionable insights in product trends, style and fit opportunities and cross-channel shopping behavior and preferences. Data guides all aspects of our operations, including product assortment, inventory management, merchandising, marketing strategies, real estate choices and loyalty perks. We utilize “read and react” and scientific testing strategies on our website and in stores to test selected product offerings and quickly react to customer behavior. Our data-centric approach allows us to respond to customer preferences and mitigate risk, with a goal of improving our ability to provide consistent, predictable operating and financial performance over time.

Our digital marketing team is highly data driven. In fiscal 2018, we deployed an advanced marketing measurement system that enables a more sophisticated understanding of brand discovery and customer engagement across multiple marketing channels and drives greater efficiency of marketing spend. We utilized insights from our data in fiscal 2018 to accelerate customer acquisition, resulting in a significant increase in active customer growth with an increasing percentage driven by new e-commerce customers. Our efforts drove customer retention, largely fueled by our Madewell Insider membership program. Over 80% of returning customers in fiscal 2018 were members of Madewell Insider. In the first nine months of fiscal 2019 compared to the first nine months of fiscal 2018, the number of our active customers grew 19.4%, while our marketing spend per customer decreased 9.1%, indicating an improved return on marketing spend, as marketing spend as a percentage of DTC revenue decreased from 7.9% in the first nine months of fiscal 2018 to 7.3% in the first nine months of fiscal 2019.

Experienced Leadership with Strong Track Record of Performance

We have built a leadership team from leading global organizations with significant industry experience and meaningful expertise in design, merchandising, marketing, retail and digital. The team is led by

Libby Wadle, a 23-year industry veteran who has been a mentor to the Madewell brand since its initial launch in 2006 and has assumed increasing direct management responsibility over the last 12 years, including full end-to-end responsibility of the business since 2017. During this time, Ms. Wadle has been responsible for driving Madewell’s strong financial results and developing its growth trajectory including industry-leading digital performance. Additionally, we have developed a strong and collaborative culture centered on our goal of becoming the top premium denim authority while building a community and inspiring change in our industry.

How We Grow

Grow Brand Awareness and Customer Acquisition

We believe there is meaningful opportunity to grow our brand and build awareness in both existing and new markets. Based on the Brand Tracking Study, Madewell has brand awareness of 45%, though 80% of those aware would likely consider Madewell for their next clothing purchase. We intend to drive brand awareness by expanding our prospecting capabilities, extending mobile and video reach, expanding payment options, diversifying our advertising strategy and growing our store base. We are expanding our digital prospecting capabilities based on customer attributes, purchase intent signals and demographic data to broaden our marketing reach, while personalizing our messaging. Leveraging our strong video content creation capabilities, we are extending the use of video-to-social, mobile and online streaming platforms, such as Hulu and YouTube. Additionally, we will continue to grow our store base, where over 60% of our new-to-brand customers made their first purchase in fiscal 2018.

Madewell employs a digitally sophisticated marketing strategy focused on social media and content distribution, influencers and local and experiential marketing to drive brand awareness among new customers and increase the lifetime value of existing customers. In fiscal 2018, we accelerated our digital marketing investment, driving a significant increase in active customers with an increasing percentage driven by new e-commerce customers. We plan to continue similar strategies as employed in fiscal 2018 to grow the size and value of our active customer base across all channels. Through our targeted marketing investments and brand engagement, we believe we will continue to attract new customers to our brand and to convert single-channel customers to more profitable omnichannel customers, increasing overall customer retention and spend.

Increase Customer Retention and Purchase Frequency

We launched our Madewell Insider membership program in fiscal 2016 and it has been a key driver of customer retention and purchase frequency. In fiscal 2018, 60% of our active customers were Madewell Insiders. They represented 67% of DTC revenue and over 80% of our returning customers. The Madewell Insider profile is our customers’ passport to the Madewell brand and we engage and connect to our customers seamlessly through email, our mobile website, social media and store events. Our Madewell Insider program is a tiered membership program centered around loyalty perks and rewards. We have three distinct Madewell Insider tiers, based on customer spend per calendar year, and our loyalty members receive loyalty perks such as free shipping, free personalization, early access to exclusive collaborations and invitations to special events, with our top tiers receiving additional benefits such as a dedicated concierge and other rewards.

We see a meaningful opportunity to grow our Madewell Insider program and promote existing Madewell Insiders to higher loyalty tiers. Our Madewell Insiders are our highest value customers. In fiscal 2018, over 90% of all $500+ spenders were loyalty members. While $500+ spenders represented approximately 9% of all customers, they drove over 45% of total DTC revenue in fiscal 2018, highlighting the opportunity to promote existing Madewell Insiders to higher loyalty tiers. We are planning to further enrich our Madewell Insider program, including enhanced program benefits, optimized member-level communications, personalized offers, a more integrated user experience and more advanced analytics.

Strengthen Our Digital-First DTC Strategy

The integration of stores and e-commerce is fundamental to our customer-centric strategy and helping to create more loyal omnichannel customers. We intend to drive DTC revenue by growing our e-commerce penetration and selectively expanding our store network.

Grow E-Commerce Penetration

We believe there is a significant opportunity to expand our e-commerce penetration from 37% of DTC revenue in fiscal 2018 and 41% in the first nine months of fiscal 2019 to over 50% of total DTC revenue. We plan to achieve this by capitalizing on overall growth in the online specialty retail industry as well as by employing several critical initiatives to drive our e-commerce penetration. We intend to support net revenue growth at madewell.com through the following robust e-commerce strategies, which we believe will drive increased cross-channel migration, converting single-channel customers into more engaged, more valuable omnichannel customers:

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Expand E-Commerce Assortment: We will continue expanding our e-commerce assortment by adding more size options, as well as expanding our selection of products in strategic categories such as swimwear, dresses and sneakers. We also plan to increase our denim assortment by extending our women’s denim assortment across a broader range of prices and by expanding our men’s offering.

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Further Accelerate Digital Marketing: We will continue to invest in digital marketing to drive customer acquisition. We plan to broaden and deepen our spend across channels from social media to search engine optimization. We will continue to use data-driven decision making to ensure our marketing spend is being allocated in an efficient manner.

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Grow Mobile and Launch App: We expect to launch a mobile app in the next 12 to 18 months that will be loyalty-centric and feature omnichannel capabilities, such as app payment in store. This should create a more seamless experience across devices and reinforce our customer-focused digital model.

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Increase Personalization and Dynamic Presentation: We are testing several personalization initiatives to drive deeper engagement and performance. Key initiatives include personalized assortments, styling recommendations and promotional offers, as well as geo-targeting to push local events and seasonal assortments. This will funnel the most relevant content to our customers, enabling increased conversion from single-channel to omnichannel purchase behavior.

Selectively Expand Store Network

Our store network is a key component of our omnichannel model, with over 60% of new-to-brand customers making their first purchase in stores in fiscal 2018. Our stores are extremely productive and profitable, and generated an average of approximately $1,100 in sales per selling square foot, which we believe is among the highest of our peers. We plan to open 10 to 15 stores per year for the foreseeable future, targeting approximately 3,000 square foot sites in upscale lifestyle centers and street locations. We are also testing new store concepts focused on denim and concepts tailored to local markets that enhance our community engagement. In fiscal 2018, we organized over 2,500 store-based events and we plan to continue to utilize our stores as hubs for community engagement in the future.

Expand and Deepen Our Product Assortment

We are actively focused on growing our product categories and believe there is substantial opportunity to expand and deepen our product assortment in four key areas:

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Denim: We plan to increase our market share in women’s denim in the $100 to $150 price range and to expand further into the $75 to $100 and $150+ price ranges. In fiscal 2017, we successfully introduced our popular $75 Roadtripper jean, which we believe is contributing to incremental customer reach. We believe we have a meaningful opportunity to expand denim revenue to over $500 million globally on an annual basis, by growing share in existing and adjacent markets.

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Everything You Wear with Jeans: We continue to see additional opportunities to grow in categories such as leather goods and bags (amplified by our monogramming and personalization capabilities), tops and accessories. Footwear continues to be a destination category and in fiscal 2019 we successfully launched our first Madewell sneaker, the Sidewalk Sneaker. We believe we can have similar success in launching additional new products in destination categories.

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Lifestyle: Expanding categories such as dresses, beauty, swimwear and sunglasses provides a further avenue for growth. In fiscal 2019, we introduced our Second Wave sustainable swimwear collection made entirely of recycled materials.

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Men’s: We launched our men’s line on our website in fiscal 2018 and plan to expand our assortment by focusing first on denim and then broadening the product range. We believe our premium denim at non-premium prices and our relaxed and timeless aesthetic will appeal to men as it has with women. In Fall 2019, we plan to launch a dual gender marketing campaign and test seven shop-in-shop men’s stores.

Thoughtfully Pursue Global Opportunities

We believe we have a strong opportunity to expand our business globally through both our e-commerce and wholesale channels. Since launching wholesale in 2015 with Nordstrom we have experienced rapid growth through this partner, becoming one of the leading young contemporary brands at Nordstrom. We have since expanded our selective wholesale partnerships to include Net-a-Porter, Zalando, Shopbop and Stitch Fix. We intend to remain highly selective in developing global wholesale relationships. We also plan to grow internationally through our e-commerce platforms and we are exploring the opportunity to develop localized websites in several countries with market-specific content, language and currency.

Drive Operational Efficiencies and Agility

We believe there is opportunity to expand operational efficiencies and develop more nimble systems and supply chain processes as we shift away from our legacy J.Crew infrastructure to build out our standalone operations. We began this process in fiscal 2018 by migrating our website to a standalone cloud-based, highly scalable and functionally rich platform that allows us to innovate more rapidly than on our legacy e-commerce platform, enabling dynamic product presentation and expanded personalization capabilities. Additionally, we plan to move our fulfillment operations to a third-party provider before the end of the Transition Services Agreement, with the ultimate intention of eventually shifting e-commerce, store and wholesale fulfillment into a single distribution system for all Madewell inventory, allowing for more seamless sharing of inventory across channels. We would work with this third-party provider to deliver additional value add services, such as customer service and smarter packaging, as well as optimized distribution center locations to support rapid inventory fulfillment, fast and convenient shipping to customers and back-stock storage. Finally, we have an opportunity to further build out our information systems and technology platform to support efficiencies across our merchandising, inventory management and sales operations through enhanced business intelligence and reporting tools, collaboration and automation. We will continue to strategically invest in our information technology and supply chain infrastructure ahead of our growth plans. These upgrades are expected to increase efficiency, enable us to deliver an enhanced customer experience and support our long-term growth.

Products

We offer a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers, timeless leather jackets, totes, tops and much more. We also offer lifestyle products, including dresses, non-denim pants, swimwear, beauty, fragrance, gifts and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

Product Mix as Percentage of

Revenue (fiscal 2018)

Denim

Denim represented 29% of our revenue in fiscal 2018 and remains one of our highest growth categories. We believe a substantial portion of the population anchors their everyday wardrobes around denim—and not just for weekends but also increasingly for work and social occasions. Our denim category includes jeans as well as denim shorts, jackets, skirts, dresses and shirts. We offer premium denim at non-premium prices, mostly in the $100 to $150 range, with our entry-level and popular Roadtripper jean, which we successfully introduced in 2017, starting at $75.

We make exceptional jeans by partnering with premium denim mills, leveraging our expertise in washes and focusing on superior quality through our attention to detail. We drive denim innovation by employing the latest in fabric technology, including reform stretch, fade-resistant black and proprietary sustainable fabrics. We also utilize fit technology and employ fit experts to offer products for many different shapes and sizes encompassing sizes 23 to 37 as well as petite, tall and taller inseams and styles that fit different body types. Denim is a high-performing category, as we consistently see a higher retention rate and lifetime value from denim purchasers.

“Everything You Wear With Jeans”

“Everything you wear with jeans” represented 52% of our revenue in fiscal 2018 and includes shirts, knits, sweaters, footwear, jackets, leather goods and bags. Our key destination categories include: tees, such as our essential Whisper Cotton tees; leather goods, such as our popular Transport Tote bag and vintage-inspired motorcycle jacket; footwear such as our Sidewalk Sneaker with Cloudlift technology and Boardwalk sandals; cozy sweaters featuring our supersoft yarn and a wide array of tops and button-down shirts featuring forward silhouettes and of-the-moment details. We believe our distinctive use of color, print, texture and silhouettes, combined with our monogramming and personalization capabilities for categories such as leather goods, provide our customer consistently new and exciting options to choose from, serving as a strong complement to our premium denim offering.

Lifestyle

We augment denim and “everything you wear with jeans” with our lifestyle categories, including dresses, swimwear, beauty, fragrance, gifts, non-denim pants and sunglasses, which represented 19% of our revenue in fiscal 2018. Our goal with this category is to offer our customer a full lifestyle assortment and round out our customers’ shopping experience at Madewell. As with the rest of our assortment, we differentiate our lifestyle categories through our focus on design, print, color and sustainability. In fiscal 2019, we introduced our Second Wave sustainable swimwear collection made entirely of recycled materials. Additionally, we often collaborate with third-party brands through our Labels We Love program to increase brand awareness and engagement, and to surprise our customers with unique offerings that complement our product assortment. We have been recognized for this program featuring a curated assortment of third-party brands (including some exclusive buys and collaborations), such as Outdoor Voices, Lively, Vans, Veja, Penfield, Sezane, Solid & Striped and many more. We regularly utilize insights from these collaborations to determine potential new product introductions.

Men’s

We launched our men’s offering on our website in fiscal 2018 and plan to expand our assortment by focusing first on denim and then broadening the product range. We believe our premium denim at non-premium prices and relaxed, confident aesthetic should appeal to men, while leveraging our strong denim capabilities. In Fall 2019, we plan to launch a dual gender marketing campaign and test seven shop-in-shop men’s stores.

Design and Merchandising

We have established strong design and product capabilities in-house, led by our design team based in New York. We are recognized for our creative capabilities, including our differentiated use of color, print and styling, to create a look that is both artful and effortless. We also utilize technical product innovation to elevate the comfort, fit and durability of our products. Our design and product development teams proactively and frequently incorporate customer feedback, from over 125,000 product reviews as well as our active customer panel—the Madewell Group Chat—a closed crowdsourcing forum we use to regularly communicate with approximately 4,400 customers who have volunteered to provide ongoing product and services feedback.

We roll out seasonal products fourteen times a year to our stores and website. In between these product introductions, we continually incorporate small injections of new styles, colors, prints or highly curated collaborations every two weeks to ensure regular flows of fresh, new products to our stores and website, and to create excitement among our customer base. Our merchandising, marketing and design teams collaborate closely to tailor our product and assortment strategy for each channel based on multiple factors, including demand and inventory forecasting, consumer shopping behaviors, physical space constraints, margin profile and geography.

Our design process begins with our merchandising and design teams collaborating to develop a design concept roadmap for a season approximately 12 months in advance of products hitting stores. We believe this lead time allows us to leverage marketing and customer feedback to enhance our product offerings for the upcoming season. Once we have developed a season’s color palette, categories and style inspiration, our design and merchandising teams undertake a sketch review process to identify big ideas and edit sketches. They then collaborate closely to develop samples and classify key ideas to ensure that they are delivering a line that is innovative, stylish and true to our brand aesthetic. Our technical design team develops construction and fit specifications for every product in order to enable quality workmanship and consistency across product lines. We employ pre-launch testing for certain products, including new denim fabrics, to ensure key attributes, such as fit, comfort and durability. In addition, we may choose to selectively test new products or categories by initially rolling out such products on a limited basis in stores, which provides an opportunity to gather data in controlled risk settings.

Following the design process, we conduct a thorough assortment and investment review process before making initial buys for a given season. Our merchandising platform is nimble and allows us to react quickly to changes in customer trends and purchasing behavior. We employ an “open to buy” process that allows our merchants to pull forward, delay or change the size of future orders in response to changing customer demand. In addition, we have identified a variety of core denim fabrics that work across multiple fits, which creates a shorter timeline to react to trending fits and washes.

Community

We have developed a community-based marketing strategy by engaging with our customers through content and experiences across our digital platform, store footprint and events. Through these efforts, we have fostered a loyal and inclusive community and turned customers into brand advocates. Our brand appeals to a broad demographic, including millennials, by offering inspiring and engaging content while valuing inclusivity and sustainability. Our store associates help drive our community efforts, acting as local shopkeepers, providing expert advice and driving community engagement through partnerships and events. We believe that our customers care about community and inclusivity and that our community efforts create a strong network that results in lower customer acquisition costs and higher retention rates. We engage with our customers through our Madewell Insider loyalty program, social media and digital content, Madewell Group Chat, and local events and initiatives.

Our Madewell Insider membership program offers our customers a passport to the Madewell brand, and allows us to engage and connect to our customers seamlessly through email, our mobile website, social media, store events and loyalty perks and rewards. In fiscal 2018, 60% of our active customers were in our Madewell Insider program, representing 67% of DTC revenue. We plan to further enhance our Madewell Insider program in the future by adding features such as points and rewards, omni purchase history and personalized offers.

We have robust content creation capabilities and utilize two-way conversation to encourage a dynamic and engaged digital community across social media, especially Instagram, Facebook, Twitter and Pinterest. We have a strong social media following of approximately 2.5 million followers across these four platforms as of November 2, 2019. Our fans have engaged with one of our core brand hashtags (such as #everydaymadewell) over 14 million times on Instagram since 2012. This digital community is comprised of engaged, vocal champions of our brand, which we believe helps drive brand discovery and customer acquisition. We also engage with our community through our crowdsourcing platform, Madewell Group Chat, which allows approximately 4,400 volunteer customers to interact with our brand and each other in a closed forum. This creates a feedback loop that informs multiple aspects of our business from style feedback and product launches to services and social responsibility.

Our stores serve as hubs for our community engagement initiatives. Since 2010, we have welcomed our local community into our stores through programs such as Hometown Heroes, comprised of pop-ups with local makers and artists. This program gives local up-and-coming businesses the opportunity to introduce themselves to our customers at no cost, who in turn discover new brands and local talent. We encourage our store associates to be curators in their markets and to source makers that will resonate with their customers. This year we further emphasized the program by launching the Collective, in which we identify a group of our best makers from around the country and give them meaningful support to grow their businesses through mentorship, grants and access to our customer base.

Finally, our store events program is an important aspect of our engagement and retention strategy. In fiscal 2018, we hosted over 2,500 store-based events, spanning pop-ups, panels, workshops and give-back events for local charities.

Sustainability and Responsible Retailing

Sustainability is an integral part of our DNA. We strive to conduct our business in ways that we believe will benefit our planet and our stakeholders, with a broader goal to inspire progress across our industry. We are committed to operating as a business with purpose, where maximizing profitability and sustainability go hand in hand. To support this commitment, we have created the Do Well task force through which we articulate our sustainability goals and create ways for our customers and associates to participate in achieving our goals. We are evolving our practices by focusing on meaningful sustainability initiatives that influence the entire life cycle of our products, from the materials we use, to how we make them and how we encourage and work with our customers to responsibly repurpose unwanted garments. Under Do Well, we have developed our denim recycling program, incorporated sustainable and recycled fabrics into our products and built impactful charitable partnerships that help us achieve and amplify our core values and sustainability goals.

Our denim recycling program continues to grow, which we believe is a key indicator of our customers’ interest in sustainability. In fiscal 2018, 12% of in-store jeans sales were attributable to our denim recycling program. And with over 800,000 pairs of jeans recycled since initiating the program, we’ve created over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity. As a commitment to circularity and helping to advance our industry, we are making an effort to swiftly evolve and innovate the materials we use across all categories and are committed to incorporating sustainable and recycled fabrics such as Tencel Lyocell and sustainable cotton through the Better Cotton Initiative into our products. We are committed to achieving fair, healthy and safe work conditions throughout our supply chain. In January 2019, we launched our first Fair Trade Certified denim capsule and will continue expanding our efforts into other product categories. We believe that our customers care about transparency and sustainability and that our corporate social responsibility efforts resonate with our associates and align with their personal values. We believe our focus on responsible retailing and sustainability is a key driver of brand engagement and helps our customers and associates connect with the Madewell brand.

Sales Channels

We have developed a digitally-led, omnichannel strategy that puts the customer at the center and creates seamless touchpoints across channels. This customer-centric strategy unifies our e-commerce and store businesses and enhances customer acquisition, retention, store productivity and customer lifetime value. Our channels reinforce one another and drive traffic to each other, creating more loyal omnichannel customers who spent more than 4.5 times what single channel customers spent in fiscal 2018.

E-Commerce

We have grown e-commerce revenue to represent 41% of total DTC revenue in the first nine months of fiscal 2019 and 37% in fiscal 2018. We have made several significant upgrades to our core digital capabilities, setting the foundation for continued e-commerce growth. In fiscal 2018, we migrated our website to a cloud-based, highly scalable, and functionally rich platform that allows us to innovate more rapidly, build out dynamic product presentation, and expand personalization capabilities. We also launched a new Salesforce-based e-commerce platform and are in the process of developing a new customer data platform, which would enable better integration of customer data across channels and improved customer identification. We are hyper-focused on a seamless experience for our customer. Our website is fully mobile-responsive, offers a universal cart accessible across all of the customer’s devices and provides visibility to e-commerce and store inventory with options for delivery or store pick up.

Our digital experience marries commerce and content by offering our customers access to our full product assortment, including exclusive styles and extended sizes, as well as providing an aesthetically rich shopping experience with compelling imagery, editorial stories, styling inspiration and fit guidance. Our website carries our complete product assortment, which is typically two to three times the assortment found in physical stores. It offers extended sizes and exclusive styles, including last year’s best sellers, as well as third-party collaborations, which do not appear in stores. Our website is differentiated by robust, rich content in the form of extensive editorial content, styling inspiration, fit recommendations, care instructions through our online Denim Bar, as well as user generated content, including product reviews and social imagery coming from customers tagging with one of our brand hashtags, such as #everydaymadewell.

Our website connects to a broad digital ecosystem—from our social media channels and email program to in-store screens and associate tablets, as well as our Madewell Insider membership program—allowing us to better connect, engage, track and service customers. We have a strong social media following of approximately 2.5 million followers across platforms (Instagram, Facebook, Twitter and Pinterest) as of November 2, 2019. We believe that our strong brand voice, styling authority, rich library of online content and engaging video help us to connect with our customers efficiently. Our digital ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing.

Stores

Our stores serve as local hubs for brand engagement, product education, fit and styling guidance, community building and cross-channel service. They remain core to our strategy and in fiscal 2018, over 60% of our new-to-brand customers made their first purchase in a store. We operated 138 stores, with no outlet stores, in the United States as of November 2, 2019, most of which are located in upscale regional Class A malls, lifestyle centers and street locations. Our stores averaged approximately 3,400 square feet and generated an average of approximately $1,100 in sales per selling square foot in fiscal 2018, which we believe is among the highest of our peers.

The following table shows sales per selling square foot for the Madewell business over the last three years.

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
Sales per selling square foot	$1,098	$1,044	$947

Our stores are designed to create an inviting atmosphere where customers can shop and socialize, with layouts intended to encourage supportive, spontaneous interactions between customers and associates, by positioning our Denim Bars and styling experts adjacent to our fitting rooms. In addition, we welcome our local community into our stores through programs such as Hometown Heroes, comprised of pop-ups with local makers and artists. In fiscal 2018, our stores hosted over 2,500 store-based events, spanning pop-ups, panels, workshops and give-back events for local charities. Our store associates help drive these community efforts, acting as local shopkeepers and curators, providing expert, friendly advice and driving community engagement through partnerships and events.

We balance a high-touch, boutique feel in our stores with a sophisticated, digitized operation and omnichannel capabilities, including:

•	Buy online and pick up in store: allowing customers to pick up merchandise they have ordered online in stores without waiting or paying for delivery

•	E-commerce returns in store: allowing customers to return e-commerce products in store and receive refunds immediately

•	Dot-com try-ons: allowing customers to try on sizes and styles in store before ordering from a broader assortment of inventory online

•

Mobile POS and in-store digital screens: we are in early stage testing of mobile POS, which will allow customers to make purchases in store without waiting in line, and in-store digital screens that allow customers to view our e-commerce product assortment and content

•	Single-Swipe: allowing customers to purchase both in-store and e-commerce products through one in-store transaction.

We believe our store growth model supports our ability to grow our store footprint in both new and existing markets across the United States with the potential to simultaneously enhance our e-commerce sales by converting single-channel customers to more profitable omnichannel customers. We target opening new stores in high traffic locations with desirable demographic characteristics where Madewell does not have an existing brick-and-mortar presence. We plan to open 10 to 15 stores per year for the foreseeable future, targeting approximately 3,000 square foot sites in upscale lifestyle centers and street locations. Our new store model targets an average of $1.9 million of annual revenue per store within the second full year of operations. The average payback period of the new store operating model is under two years.

We continue to roll out new store concepts to complement our store presence in existing markets. These include:

•

Madewell Commons Experiential Store Concept (Austin, TX): This concept utilizes a flexible store design to execute a variety of larger-scale events and provides a platform for local makers and artwork. This location is a physical representation of our commitment to our in-store experience and we plan to expand testing of this format in the future.

•

Denim Edit Concept (Nashville, TN): This denim-focused concept offers an increased assortment of denim styles and sizes, including several styles and sizes that are only available online, to recreate the full Madewell denim experience in store and we plan to expand testing of this format in the future.

•

Hometown Heroes Pop-Ups: All of our store locations test pop-ups with local makers and artists in order to introduce new customers to our brand, and bring new products and experiences to existing customers.

The following table shows new store openings since fiscal 2016. The stores opened in the last three years were primarily located in upscale lifestyle centers and street locations.

Store count	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019(a)
Beginning of year	103	113	121	129
Openings	10	8	8	9
Closings	—	—	—	—

End of year	113	121	129	138

(a)	Through November 2, 2019.

In order to ensure we sustain a high quality store portfolio, we operate an ongoing maintenance program for store remodeling and refurbishing based on lease timelines, as well as cadence for general maintenance needed.

Wholesale

Our wholesale partnerships allow us to introduce our brand to new customers and test new markets. We do so by providing a curated offering across select wholesale partners. Since launching wholesale in 2015 with Nordstrom, we have experienced rapid growth through this partner, becoming one of the leading young contemporary brands at Nordstrom. In fiscal 2018, Nordstrom accounted for approximately 12% of our revenue. We have expanded our selective wholesale partnerships to include Net-a-Porter, Zalando, Shopbop and Stitch Fix. We intend to add highly selective premium wholesale points of distribution and develop new global wholesale relationships to expand internationally.

Marketing and Data Analytics

Madewell employs a digitally sophisticated marketing strategy focused on social media and content distribution, influencers and local and experiential marketing to drive brand awareness among new customers and increase the lifetime value of existing customers. Our marketing spend is targeted towards attracting new customers to our brand and converting single-channel customers to more profitable omnichannel customers, increasing overall customer retention and spend. In fiscal 2018, we accelerated our digital marketing investment, driving a significant increase in active customers with an increasing percentage driven by new e-commerce customers. We plan to continue similar strategies as employed in fiscal 2018 to grow the size and value of our active customer base across all channels.

We continue to grow brand awareness by expanding our prospecting capabilities, extending mobile and video reach, enhancing our Madewell Insider program, expanding payment options, diversifying our advertising strategy and growing our store base. We are expanding our digital prospecting capabilities based on customer attributes, purchase intent signals and demographic data to broaden our marketing reach, while personalizing our messaging. Leveraging our strong video content creation capabilities, we are extending the use of video-to-social, mobile and online streaming platforms, such as Hulu and YouTube. We are planning to further enrich our Madewell Insider program, including enhanced program benefits, optimized member-level communications, personalized offers, a more integrated user experience and more advanced analytics. Additionally, we plan to add 10 to 15 new stores per year for the foreseeable future that act as hubs for community engagement and help drive new-to-brand customer acquisition.

We have developed strong data capture capabilities and we continually leverage our customer database and apply our insights to operate our business, acquire new customers and deepen relationships that increase customer lifetime value. With 2.6 million active customers in fiscal 2018 alone, we have built an extensive customer file that helps us drive actionable insights in product trends, style and fit opportunities and cross-channel shopping behavior and preferences. We collect data through multiple sources, including:

•

Customer-Relationship Management System: collects transaction data from stores and e-commerce, runs matching algorithms and manages a deep set of customer profile attributes, including name, address, demographics and preferred stores

•	Store POS: tracks transactions that occur in store and associated transaction, cart and customer detail

•	E-Commerce Platform: captures transaction details for our e-commerce channel as well as detailed product metadata

•	Madewell Insider Loyalty Systems: captures loyalty transactions both in store and online and related loyalty status and rewards

•	E-Commerce Analytics Platform: collects data on traffic, customer e-commerce behaviors and customer digital profile activity

•	Email Service Provider: tracks subscriptions and unsubscribes, as well as data on email engagement behavior allowing us to tailor our customer communication strategies

Data guides all aspects of our operations, including product assortment, inventory management, merchandising, marketing strategies, real estate choices and loyalty perks:

•

Product Assortment: we analyze a large amount of key product attribute data, including fabrics, styles and fits, across our SKUs and product categories and incorporate our findings into our product assortment strategy. We also utilize “read and react” and scientific testing strategies on our website and in stores to test new product offerings and quickly react to customer behavior

•	Inventory Management: we leverage third-party inventory management software as well as internal demand and inventory planning processes to support our inventory decisions

•

Marketing Strategies: our digital marketing team is highly data driven. In fiscal 2018, we launched a “multi-touch attribution” system to enable a sophisticated understanding of brand discovery and customer engagement across marketing channels and drive greater efficiency of marketing spend

•	Site Selection: we complement our internal learnings with rigorous, data-informed site analyses when selecting new sites

•	Loyalty Programs: we utilize internal analysis and segmentation based on customer profile, e-commerce behaviors and purchasing patterns to inform key elements of our loyalty programs

Our data-centric approach allows us to respond to customer preferences and mitigate risk, which we believe improves our ability to provide consistent, predictable operating and financial performance over time.

Shared Services

Prior to the completion of this offering, the Madewell business was operated by us as part of the J.Crew business and the Madewell business and J.Crew business shared significant services and resources related to corporate and administrative functions. Concurrent with the completion of this offering, we are pursuing the Separation, pursuant to which we will effect a series of transactions to spin off the J.Crew business, after which the J.Crew business will cease to be a part of Chinos Holdings. In connection with the Separation, concurrent with this offering, we expect to enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time.

For more information, see “The Reorganization” and “Other Information Related to this Offering—Certain Relationships and Related Party Transactions.”

Sourcing and Supply

In fiscal 2018, we sourced our products from approximately 20 countries, with products sourced from mainland China representing 60% of our merchandise and products sourced from Vietnam and Indonesia representing an additional 20% of our merchandise during this time. During fiscal 2018, we sourced 56% of our merchandise directly from manufacturers and 44% through buying agents. We have long-standing and, in our opinion, stable relationships with the majority of our manufacturers. We have no long-term merchandise supply contracts and we typically transact business on an order-by-order basis. We expect this trend to continue. During fiscal 2018, we worked with eight buying agents, who supported the relationships with several vendors. In exchange for a commission, our buying agents identify suitable vendors and coordinate our purchasing requirements with the vendors by placing orders for products and raw materials on our behalf, managing the timely delivery of goods to us, obtaining samples of products produced in the factories, inspecting finished products and carrying out other administrative communications on our behalf. We expect the percentage of our merchandise sourced through agents to decrease in fiscal 2019, as reflected by the increase to 79% of merchandise sourced directly from manufacturers during the first nine months of fiscal 2019.

We maintain a formalized quality assurance program whereby we inspect our manufacturers’ factories to ensure quality control. We have also launched a robust plan to implement and expand our fair trade initiatives. Currently, we partner with organizations such as Fair Trade USA to ensure high-quality working conditions at the manufacturing facilities that we use and we, along with third parties that we retain for this purpose and monitor compliance with fair trade practices. Fair Trade USA has a rigorous certification program to, among other things, secure proper compensation and benefits, protect the environment, provide a voice for workers and distribute a share of profits directly back to factory employees. Additionally, we engage a third-party firm to conduct factory audits for compliance with local laws and regulations and with global standards.

Immediately following the Reorganization, we will source materials and products through J.Crew, pursuant to the Transition Services Agreement. We plan to build out our direct sourcing capabilities and relationships with our vendors before we transition away from the Transition Services Agreement so that we can maintain our broad sourcing strategy and capabilities, which provide us with significant flexibility to switch vendors and sourcing countries swiftly based on market dynamics. For example, in the first nine months of fiscal 2019, we shifted approximately 8% of production from China to Philippines, Thailand, Brazil and India. We plan to continue to invest substantially in these initiatives in an effort to decrease our reliance on buying agents.

Distribution

Immediately following the Reorganization, we will continue to utilize a 458,000 square foot facility in Lynchburg, Virginia owned by J.Crew that houses a customer call center and order fulfillment operations for our e-commerce business and a 284,000 square foot facility in Asheville, North Carolina owned by J.Crew that primarily supports our stores to replenish merchandise pursuant to our Transition Services Agreement with J.Crew. Merchandise sold through our e-commerce business is sent directly to domestic customers from these distribution centers or from our stores via the United States Postal Service or UPS. Approximately 23% of our inventory planned to be sold in stores in fiscal 2018 was pre-packaged by our manufacturers and sent directly to stores, bypassing the distribution centers. Additionally, we utilize a single third-party to accept and fulfill e-commerce orders from customers in approximately 100 countries outside of the United States.

Our distribution system is designed to operate in a highly-efficient and cost-effective manner, including our ability to profitably support individual direct orders. In fiscal 2018, our distribution centers handled approximately 85% of our inventory. We believe the capacity of J.Crew’s distribution centers is sufficient to support our near-term growth. Before the end of the term of the Transition Services Agreement, we plan to move our fulfillment operations to a third-party provider.

We will update this section to provide a description of the impact of the Transition Service Agreement on the Company’s distribution system following the Reorganization in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Information Systems

We continue to utilize information systems and technology to enhance the customer experience, drive sales and create operating efficiencies. The in-store POS systems, e-commerce platforms and support systems currently provided by J.Crew provide the omnichannel capability to enable us to track inventory from store receipt to final sale on a real-time basis. We utilize cloud-based systems in addition to those hosted on premises at J.Crew. In fiscal 2018, we migrated our website to a cloud-based, highly scalable and functionally rich platform that we believe allows us to innovate more rapidly, build out dynamic product presentation and expand personalization capabilities.

We believe the merchandising and financial systems, coupled with the POS and e-commerce systems, which will initially be provided under our Transition Services Agreement with J.Crew, allow for product-level stock replenishment, merchandise planning and real-time inventory accounting capabilities. The telephone and call center systems, warehouse package sorting systems, automated warehouse locator, order management systems and inventory tracking systems that we currently utilize use current technology and are subjected to stress and volume testing during off-peak periods to improve performance during peak season.

Immediately after the Reorganization, we will continue to rely on J.Crew to provide us with the information systems and technology we use to operate our business. We plan to build out these capabilities before we transition away from the Transition Services Agreement or contract with third parties to replace them.

Seasonality

Our industry is cyclical and our revenues are affected by general economic conditions. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates, foreign currency exchange rates and consumer confidence.

Our business is seasonal and as a result, our revenues fluctuate from quarter to quarter. We have four distinct selling seasons that align with our four fiscal quarters. Revenues are usually higher during our peak season in the fourth fiscal quarter, particularly December when customers make holiday purchases. In fiscal 2018, our revenues in the first, second, third and fourth quarters represented 21%, 23%, 27% and 29%, respectively, of our total revenue for the year.

Competition

The specialty retail industry is highly competitive. We compete with local, national and international retail chains and department stores, denim specialty stores and Internet businesses offering similar categories of merchandise. We compete primarily on the basis of our denim category expertise, product development and design, brand image and recognition, as well as innovation, style, distribution and price. We believe we differentiate ourselves from competitors by offering well-designed premium products at non-premium prices. We also believe our products and brand, digitally-led omnichannel platform, loyal customer base, strong data capabilities and highly experienced leadership team differentiate us from our competitors. We are also differentiated by our meaningful community initiatives which allows us to differentiate our brand and turn customers into advocates, while building a community and inspiring change in our industry. Our competitors range from smaller, growing companies to considerably larger players with substantially greater financial, marketing and other resources. We believe our customers likely shop with other retailers such as lululemon, Glossier, Everlane, Warby Parker, goop, Outdoor Voices, Sephora, Reformation and Nordstrom.

Employees

As of February 2, 2019, we had approximately 3,040 employees (excluding seasonal employees), of which approximately 2,860 were employed in our stores. We hire seasonal associates for our stores, distribution center, and customer care during our peak season in the fourth fiscal quarter, which provides us with greater flexibility in our workforce and allows us to better address busier peak periods. None of our associates are represented by a union. We have had no labor-related work stoppages and we believe our relationship with our associates is good.

Intellectual Property

We own or are in the process of acquiring the material trademarks and other material intellectual property rights necessary for the design, production, marketing, distribution and sale of our products in the United States and in the other countries in which our products are currently or intended to be either sold or manufactured. Our core trademark is Madewell, which is registered in over 30 countries and regions as of February 2, 2019, including the United States. On a global basis, we had over 85 trademark registrations and over 45 trademark applications as of February 2, 2019 and at least 85 domain name registrations. We intend to continue to strategically register, both domestically and internationally, trademarks and domain names that we use today and those we develop in the future.

We are not currently aware of any claims of infringement or challenges to our right to use any of our marks in the United States.

Properties

Our principal executive and administrative office is located at 30-30 47th Ave, Long Island City, NY and are leased under an agreement expiring in 2027, with options to renew thereafter.

As of November 2, 2019, we operated 138 stores in 35 states and the District of Columbia. Of these stores, 26 were in street locations, 53 were located in lifestyle centers and 59 were located in premium malls. The average size of our stores is approximately 3,400 square feet. All of our stores are leased from third parties and new stores historically have had terms of ten years. The weighted-average remaining lease term was 6.2 years as of November 2, 2019. A portion of our leases have options to renew for periods up to five years. Generally, store leases contain standard provisions concerning the payment of rent, events of default and the rights and obligations of each party. Rent due under the leases is generally comprised of annual base rent plus a contingent rent payment based on the store’s sales in excess of a specified threshold. Some of the leases also contain early termination options, which can be exercised by us or the landlord under certain conditions. The leases also generally require us to pay real estate taxes, insurance and certain common area costs. We renegotiate with landlords to obtain more favorable terms as opportunities arise.

A summary of the number our stores in the United States, as of November 2, 2019 is as follows:

State	Stores
Alabama	1
Arizona	2
Arkansas	1
California	24
Colorado	3
Connecticut	3
Florida	6
Georgia	4
Idaho	1
Illinois	3
Indiana	1
Kansas	1
Kentucky	2
Louisiana	1
Maryland	3
Massachusetts	7
Michigan	4
Minnesota	2
Missouri	2
Nevada	1
New Jersey	5
New York	13
North Carolina	5
Ohio	4
Oklahoma	2
Oregon	2
Pennsylvania	4
Rhode Island	1
South Carolina	1
Tennessee	4
Texas	11
Utah	2
Virginia	5
Washington	3
Wisconsin	2
District of Columbia	2

Total	138

Legal Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific material legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

Regulation and Legislation

We are subject to customs, truth-in-advertising, consumer protection, employment, data privacy, product safety and other laws, including zoning and occupancy ordinances that regulate retailers and/or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business.

MADEWELL MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth the names, ages (as of January 1, 2020), and titles of the individuals who will serve as our executive officers, key employees and members of the board of directors of Chinos Holdings (our “Board”) upon consummation of the Reorganization and this offering. Certain biographical information with respect to those executive officers and directors follows the table.

Name	Age	Position
Executive Officers

Libby Wadle	47	Chief Executive Officer and Director
Vincent Zanna	48	Chief Financial Officer & Treasurer
Valerie van Ogtrop	52	EVP, Brand Operations
Michael C. Wu	53	Chief Legal Officer and Corporate Secretary
Derek Yarbrough	44	Chief Marketing & Digital Officer

Key Employees

Alice Bucaille	40	SVP, Brand Creative
Anne Crisafulli	36	SVP, Merchandising
Joyce Lee	41	SVP, Design
Mary Pierson	50	SVP, Denim Design

Non-Employee Directors
Frits Dirk van Paasschen	58	Chairman
Julie M.B. Bradley	51	Director
Barbara Messing	48	Director

Executive Officers

Libby Wadle

Ms. Wadle will be our Chief Executive Officer and a Director. Ms. Wadle has held the position of President & Chief Executive Officer—Madewell of Chinos Holdings and J.Crew Group since March 2019. Prior to that, she was President of Madewell since April 2017. She had previously been the President of the J.Crew brand of J.Crew Group since April 2013. Before that, she was the Executive Vice President of the J.Crew brand of J.Crew Group from 2011 to 2013, Executive Vice President of J.Crew Retail and Factory from 2010 to 2011 and was Executive Vice President of Factory and Madewell from 2007 to 2010. Prior to that, Ms. Wadle served as Vice President and then Senior Vice President of J.Crew Factory since 2004. Prior to joining J.Crew, Ms. Wadle was Division Vice President of Women’s Merchandising at Coach, Inc. from 2003 to 2004 and held various merchandising positions at The Gap, Inc. from 1995 to 2003. We believe Ms. Wadle’s leadership role in developing the Madewell brand and experience in the specialty retail industry qualifies her to serve on our board of directors.

Vincent Zanna

Mr. Zanna will be our Chief Financial Officer & Treasurer. Mr. Zanna has been the Chief Financial Officer & Treasurer of Chinos Holdings and J.Crew Group since August 2017 leading all aspects of finance, including accounting, financial planning & analysis, treasury, investor relations and procurement as well as real estate, planning & construction and loss prevention. Prior to that, he served as J.Crew’s Senior Vice President of Finance and Treasurer since October 2016 and Vice President and Treasurer from 2012. Prior to joining J.Crew in 2009, he served as the Treasurer of Footstar, Inc., where he held various finance positions from 1998 to 2009.

Valerie van Ogtrop

Ms. van Ogtrop will be Executive Vice President, Brand Operations. Ms. van Ogtrop has been Executive Vice President of the Madewell business of J.Crew Group since June 2015, leading the retail and wholesale businesses, responsible for customer-facing sales and operations, as well as the omnichannel inventory planning and allocation teams. Previously, Ms. van Ogtrop spent 11 years in various roles at J.Crew Group including as Executive Vice President, J.Crew & Factory Planning & Allocation, Senior Vice President, J.Crew & Factory Planning & Allocation, Senior Vice President, J.Crew Brand Planning & Allocation and Senior Vice President, J.Crew Retail Planning & Allocation. Prior to joining J.Crew Group, she held various roles in merchandising and planning at Gap, Inc. from 1996 to 2003.

Michael C. Wu

Mr. Wu is our Chief Legal Officer and Corporate Secretary. Prior to joining Madewell in October 2019, Mr. Wu held leadership roles in various industries including retail, computer software and telecommunications. Most recently, Mr. Wu was Senior Vice President, General Counsel and Secretary of Carter’s, Inc. from 2014 to 2019. Prior to that, Mr. Wu was General Counsel and Secretary of Rosetta Stone from 2006 to 2014. Prior to joining Rosetta Stone, Mr. Wu served in several executive positions, including Vice President and General Counsel, Executive Director, Legal and Executive Director, Operations and Corporate Services, with Teleglobe International Holdings Ltd. and its predecessor, a publicly traded international telecommunications company. Prior to joining Teleglobe, Mr. Wu was a Senior Counsel for Global One Communications LLC, the joint venture between Sprint Corporation, Deutsche Telekom and France Telecom, from March 1996 to March 1999. Earlier in his career, Mr. Wu practiced law at Swidler & Berlin, Chtd and Baker & Botts, LLP and a firm which eventually merged into Morgan, Lewis & Bockius LLP.

Derek Yarbrough

Mr. Yarbrough will be our Chief Marketing & Digital Officer. Mr. Yarbrough has been Chief Marketing & Digital Officer of the Madewell business of J.Crew Group, leading the ecommerce and digital business, along with the performance and digital marketing teams, consumer insights and loyalty teams and brand marketing and public relations teams of the Madewell business of J.Crew Group since April 2019. Prior to that, he was Senior Vice President, Digital & Strategy, Vice President, Digital & Strategy, Sr. Director, eCommerce, and Director, eCommerce since joining the Madewell business in 2012. Prior to joining Madewell, Mr. Yarbrough worked from 2006 to 2012 as a marketing and e-commerce consultant, including engagements as an interim executive, for emerging direct-to-consumer businesses.

Key Employees

Alice Bucaille

Ms. Bucaille will be Senior Vice President, Brand Creative. Ms. Bucaille has been Senior Vice President, Brand Creative for the Madewell business of J.Crew Group since January 2017, leading the editorial and creative content development, including art direction, photography and digital design of the Madewell business. Prior to that, she was our Vice President, Brand Creative and Art Director since joining the Madewell business in 2009. Prior to Madewell, she was an Associate Creative Director at Glover Group and was an Art Director at Assouline.

Anne Crisafulli

Ms. Crisafulli will be Senior Vice President, Merchandising. Ms. Crisafulli has been Senior Vice President, Merchandising of the Madewell business of J.Crew Group since November 2018, leading its omni-channel merchandising across all women’s and men’s apparel, denim, footwear, and accessories categories. In her 13 years at Madewell she held various roles, including Vice President, Apparel Merchandising, Divisional Merchandise Manager, Wovens, and Merchandising roles across Knits, Sweaters, Swim, Footwear, and Accessories. Ms. Crisafulli started her in career in footwear and accessories merchandising at J.Crew in 2005.

Joyce Lee

Ms. Lee will be Senior Vice President, Design. Ms. Lee has been Senior Vice President, Design of the Madewell business of J.Crew Group since December 2017 and immediately prior to that was Vice President, Design since 2015, in both roles leading concept, design, and styling direction across women’s and men’s apparel, footwear, and accessories. Since joining Madewell in 2008, Ms. Lee has held various roles including the aforementioned positions, Design Director, Accessories & Footwear, and Designer. Prior to Madewell she was a designer at Marc Jacobs, Michael Kors and Gryson.

Mary Pierson

Ms. Pierson will be Senior Vice President, Denim Design. Ms. Pierson been Senior Vice President, Design of the Madewell business of J.Crew Group since December 2017, leading product development, design, and innovation across all women’s and men’s denim. Prior to that, she was Vice President, Denim Design of the Madewell business of J.Crew Group since 2013. Prior to joining Madewell she was Vice President, Design at J Brand from 2008 to 2012. Over her 25-year career she has held roles in denim design, sourcing, and production at brands including Li & Fung, Gap, Inc., Cone Textile Group, and Tommy Hilfiger.

Non-Employee Directors

Frits Dirk van Paasschen

Mr. van Paasschen will be the Non-Executive Chairman of our Board of Directors. From 2007 to 2015, Mr. van Paasschen was the President & Chief Executive Officer of Starwood Hotels & Resorts Worldwide, Inc. Prior to that, he was President & Chief Executive Officer of Coors Brewing Company from 2005 to 2007. Prior to that he was General Manager—Europe, Middle East & Africa, General Manager—Americas & Africa, and VP—Strategic Planning at Nike, Inc. from 1997 to 2004. Mr. van Paasschen also held roles at Walt Disney Company, McKinsey & Company, First Call Corporation and Boston Consulting Group. Mr. van Paasschen is a Senior Advisor to TPG Global and an Investor & Advisor at Mercator Investments, Ltd. Mr. van Paasschen serves on the board of directors of two SEC reporting companies, Koninklijke DSM NV and Williams-Sonoma, Inc., as well as CitizenM Hotels, and Convene LLC. Mr. van Paaschen also serves on the compensation committee of Williams Sonoma, Inc. We believe Mr. van Paasschen’s extensive global leadership experience and managerial and operational knowledge in the apparel and consumer goods industry qualifies him to serve our board of directors.

Julie M.B. Bradley

Ms. Bradley will be a Director. She most recently served as Senior Vice President & Chief Financial Officer, Treasurer and Secretary of TripAdvisor, Inc. from 2011 to 2015. Prior to joining TripAdvisor, from July 2005 to April 2011, Ms. Bradley served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Art Technology Group, Inc., a provider of e-commerce software solutions and services. She also served as the Vice President of Finance at Akamai Technologies from 2000 to 2005. Ms. Bradley has served on the board of directors of Blue Apron Holdings, Inc., an SEC reporting company, since 2015 and serves as chair of the audit committee and as a member of the compensation committee. Since 2012, Ms. Bradley has also served on the board of directors of Wayfair Inc., an SEC reporting company, where she serves as chair of the audit committee and as a member of the nominating and corporate governance committee. Ms. Bradley also previously served on the board of directors of Constant Contact, Inc., an SEC reporting company, from June 2015 to February 2016. Ms. Bradley is a certified public accountant. We believe Ms. Bradley’s financial and accounting expertise, extensive management experience, and board experience during two initial public offerings qualifies her to serve on our board of directors.

Barbara Messing

Ms. Messing will be a Director. She most recently served as the Senior Vice President, Chief Marketing Officer of Walmart, Inc. from 2018 to 2019. Prior to joining Walmart, from 2011 to 2018 she served as Senior Vice President, Chief Marketing Officer of TripAdvisor, Inc. Prior to that she served in a number of management positions at Hotwire, Inc. including Product Director, Director, Product Development, Vice President, Customer Experience, and Vice President & General Manager, Travel Ticker from 2002 to 2011. She has previously served on the boards of directors of Mashable, Inc. from 2014 to 2017 and of XO Group, Inc. from 2014 to 2018. We believe that Ms. Messing’s marketing and digital product expertise, extensive management experience, retail experience and board experience at both private and public companies qualifies her to serve on our board of directors.

We will provide further information regarding additional members of our Board in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Board Structure

For our Board structure prior to the Reorganization, see “Additional Information Related to Chinos Holdings—Chinos Holdings Management.” In connection with the Reorganization, the board of directors of Chinos Holdings will be reconstituted, and thereafter our business and affairs will be managed under the direction of our Board. Our amended and restated certificate of incorporation will provide that our Board consist of such number of directors as may be fixed from time to time by at least a majority of directors then in office. Contemporaneously with and immediately following this offering, our Board will be composed of seven directors.                ,              and              have been designated as directors on our Board by Chinos SPV. For more information regarding the director designation rights of Chinos SPV, please see “Other Information Related to This Offering—Certain Relationships and Related Party Transactions—Investors’ Rights Agreement” and “Description of Capital Stock—Director Designation Rights.”

Director Independence and Controlled Company Exemption

We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of the NYSE. Accordingly, for so long as more than 50% of our voting power for the election of directors is held by a single person, entity or group, we will not be required to have a majority of “independent directors” on our board of directors as defined under the rules of the NYSE; nor will we be required to have a compensation committee and a corporate governance and nominating committee composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing, and each of whom will be independent within one year of listing.

At such time that we cease to be a “controlled company” under the rules of the NYSE, our board of directors will take all action necessary to comply with the NYSE corporate governance rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Our board of directors has determined that Frits Dirk van Paasschen, Julie M.B. Bradley and Barbara Messing are independent directors under the applicable rules of the NYSE.

Board Committees

In connection with this offering, our reconstituted Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our Board and will have the composition and responsibilities described below. Members will serve on these committees until their resignations or until otherwise determined by our Board. The charter of each committee will be available on our website.

Audit Committee. The primary purposes of our audit committee will be to assist our Board’s oversight of:

•	audits of our financial statements;

•	the integrity of our financial statements;

•	our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence, and performance of our independent auditor; and

•	the performance of our internal audit function and our compliance with legal and regulatory requirements.

Upon the completion of this offering, and prior to the listing of our common stock, our audit committee will be composed of Frits Dirk van Paasschen, Julie M.B. Bradley and             .              will serve as chair of the audit committee.              qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that Mr. van Paasschen and Ms. Bradley meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable NYSE rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of the NYSE.

Compensation Committee. The primary purposes of our compensation committee will be to assist our Board in overseeing our management compensation policies and practices, including:

•	determining and approving, and recommending to the Board for its approval, the compensation of our executive officers;

•	reviewing and approving, and recommending to the Board for its adoption, incentive compensation and equity compensation policies and programs; and

•	overseeing the implementation and administration of our compensation plans.

Upon the completion of this offering, and prior to the listing of our common stock, our compensation committee will be composed of              and             .              will serve as chair of the compensation committee. We intend to avail ourselves of the “controlled company” exemption under the rules of the NYSE, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. The compensation committee will be governed by a charter that complies with the rules of the NYSE.

Nominating and Corporate Governance Committee. The primary purposes of our nominating and corporate governance committee will be to assist our Board in overseeing our management compensation policies and practices, including:

•	identifying and recommending to our Board candidates for membership on our Board and its committees;

•	developing, renewing and recommending the Corporate Governance Guidelines and other policies;

•	overseeing annual self evaluation of the Board and its committees; and

•	reviewing and making recommendations to address stockholder proposals.

Upon the completion of this offering, and prior to the listing of our common stock, our nominating and corporate governance committee will be composed of             ,              and             .              will serve as chair of the nominating and corporate governance committee. We intend to avail ourselves of the “controlled company” exemption under the rules of the NYSE, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the NYSE.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our Board will adopt a code of business conduct and ethics that applies to all of our employees, officers, directors, agents, consultants, representatives, affiliates, subsidiaries and anyone who is authorized to act on our behalf. A copy of the amended code will be available on our website located at www.madewell.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be publicly disclosed on our website promptly following the date of such amendment or waiver and as required by applicable law.

Corporate Governance Guidelines

Prior to the completion of this offering, our Board will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE, which serve as a flexible framework within which our Board and its committees operate. These guidelines will cover a number of areas, including the duties and responsibilities of our Board, director independence, Board leadership structure, executive sessions, CEO evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to senior managers and independent advisers, Board communication with stockholders and others, director compensation, and annual board and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website.

Compensation Committee Interlocks and Insider Participation

We do not have any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

MADEWELL COMPENSATION

We are in the process of determining the composition of the compensation committee of our Board and the philosophy and design of our compensation plans and programs. Our Board, through our compensation committee, will establish and oversee our compensation programs following the completion of this offering. The compensation programs that we adopt, and our compensation philosophy, may differ materially from the fiscal 2018 Chinos Holdings programs summarized in “Additional Information Related to Chinos Holdings—Chinos Holdings Executive Compensation.”

For the compensation of Ms. Wadle and Mr. Zanna prior to the Reorganization, and for a discussion of the compensation practices of Chinos Holdings prior to the Reorganization, see “Additional Information Related to Chinos Holdings—Chinos Holdings Executive Compensation.”

Anticipated Compensation Program Following this Offering

This section describes certain elements of the compensation programs that we intend to implement in connection with this offering, which remain subject to further review and development by our compensation committee.

Following this offering, our compensation committee will determine our compensation philosophy and the resulting design of our executive and director compensation programs to align with this philosophy. Our compensation committee is expected to retain its own independent compensation consultant to provide advice on the determination and implementation of our compensation programs.

To determine the design of the compensation programs and pay opportunities for our executive officers, we expect that our compensation committee will also use relevant market benchmarks, which will be determined by our compensation committee as part of its annual review process.

Executive Compensation Arrangements To be Implemented Upon Completion of this Offering

In connection with this offering, our compensation committee, with assistance by independent compensation consultant ClearBridge Compensation Group, reviewed the compensation opportunities for our executive officers, including our Chief Executive Officer and Chief Financial Officer, and, developed go-forward compensation packages based on compensation objectives including pay-for-performance and alignment with shareholders, as well as relevant market comparisons. The terms of the compensation arrangements for our executive officers are summarized below.

Equity Awards

In connection with the Reorganization and prior to the completion of this offering, our Board expects to adopt, and our stockholders expect to approve, the Madewell Group, Inc. 2020 Equity Incentive Plan (the “2020 Equity Incentive Plan”), which is summarized below. Under the 2020 Equity Incentive Plan, effective upon the completion of the offering, executive officers and select other key associates will receive grants of Madewell Restricted Stock Units, with both time-based and performance-based vesting requirements, as described below.

Executive Compensation Arrangements

Employment Agreements

In connection with the offering, we have entered into employment agreements or offer letters with each of our executive officers. “See —Employment Agreements” below. The arrangements with each of our executive officers described below are based on the experience profile of the individual, compensation objectives and positioning against relevant market comparisons, as described above.

Hedging/Pledging Policy

We anticipate adopting a hedging and pledging policy under which our directors and executive officers will be prohibited from hedging and from pledging, or using as collateral, their Madewell stock.

Employment Agreements

Named Executive Officer Employment Agreements

Libby Wadle

In connection with the Reorganization, we intend to enter into an employment agreement with Ms. Wadle, pursuant to which Ms. Wadle will serve as our Chief Executive Officer effective upon the closing date of this offering (the “Wadle Madewell Agreement”). The Wadle Madewell Agreement will supersede and replace Ms. Wadle’s employment agreement with J.Crew dated as of November 28, 2011 in all respects except that if Ms. Wadle’s 2019 annual bonus payable pursuant to Ms. Wadle’s employment agreement with J.Crew has not been paid as of the effective date of the Wadle Madewell Agreement, Ms. Wadle will remain eligible for such payment.

The Wadle Madewell Agreement has an indefinite term and provides for an annual base salary of $1,000,000 and a target bonus opportunity under our annual bonus plan of 125% of Ms. Wadle’s annual base salary, based upon the achievement of certain performance objectives to be determined each year. For fiscal year 2020, Ms. Wadle is eligible to earn an annual bonus for the full fiscal year, calculated on a pro-rata basis with respect to her base salary, target bonus percentage and achievement of performance goals for each of J.Crew and the Company, respectively, for the periods before and after the effective date of the Wadle Madewell Agreement.

Under the Wadle Madewell Agreement, Ms. Wadle is eligible to participate in our equity incentive plan and to receive annual long-term incentive (“LTI”) equity grants. The Wadle Madewell Agreement provides that Ms. Wadle’s fiscal year 2020 annual LTI grant will have a target value of $2,500,000 with the form, vesting and other terms and conditions to be determined by the Board (or a committee thereof) in its discretion and set forth in an award agreement evidencing such grant. Further, Ms. Wadle is also entitled to a one-time initial public offering grant, with a target value of $2,000,000, comprised of 50% time-based vesting RSUs and 50% performance-based vesting RSUs, and subject to such other terms and conditions as determined by the Board (or a committee thereof) and set forth in an award agreement evidencing such grant.

Under the Wadle Madewell Agreement, Ms. Wadle is bound by (i) a non-competition covenant during her employment and for twelve months following her termination for any reason, and (ii) a customer/supplier non-solicitation covenant and an employee non-solicitation and non-hire covenant during her employment and for eighteen months following her termination for any reason. The Wadle Madewell Agreement also includes perpetual confidentiality and assignment of intellectual property provisions as further conditions of Ms. Wadle’s employment.

Pursuant to the Wadle Madewell Agreement, the payments and/or benefits we have agreed to pay or provide Ms. Wadle on a termination of her employment vary depending on the reason for such termination; provided, that upon Ms. Wadle’s termination of employment for any reason, she will be entitled to accrued and unpaid base salary, reimbursement of business expenses, and all other accrued amounts or benefits due in accordance with our benefit plans, programs or policies (other than severance).

The Wadle Madewell Agreement provides that upon a termination of employment due to death or “disability,” (as defined in the Wadle Madewell Agreement) Ms. Wadle would be entitled to (i) the annual bonus earned for the fiscal year immediately prior to her termination date (to the extent not yet paid) and (ii) the annual bonus, if any, to which she would otherwise have been entitled for the fiscal year of her death or disability based on actual performance, pro-rated for the period completed as of the date of her death or disability.

Under the Wadle Madewell Agreement, upon a termination of employment by the Company without “cause” or by Ms. Wadle for “good reason,” (each as defined in the Wadle Madewell Agreement) she would be entitled to the following severance payments and benefits, subject to her execution and non-revocation of a general release of claims and her continued compliance with the post-employment restrictive covenants to which she is subject: (i) the sum of (a) 1.5 times Ms. Wadle’s base salary and (b) 1.0 times Ms. Wadle’s target bonus, in each case, as in effect immediately prior to her termination date, payable in equal installments over the eighteen months following her termination date, (ii) the annual bonus earned for the fiscal year immediately prior to her termination date (to the extent not yet paid), (iii) the annual bonus, if any, to which she would otherwise have been entitled for the fiscal year of her termination based on actual performance, pro-rated for the period completed as of her termination date, and (iv) subject to Ms. Wadle’s timely election to continue group health insurance coverage for herself and her eligible dependents under COBRA, a cash payment equal to the amount of the monthly COBRA premiums incurred by Ms. Wadle for 12 months, calculated on an after-tax basis.

Notwithstanding the foregoing, if such termination by the Company without cause or by Ms. Wadle for good reason occurs 90 days prior to, or 18 months following, a Change in Control (as defined in the Wadle Madewell Agreement), in lieu of the benefits described above, Ms. Wadle would be entitled to the following severance payments and benefits, subject to her execution and non-revocation of a general release of claims and her continued compliance with the post-employment restrictive covenants to which she is subject: (i) the sum of (a) 2.0 times Ms. Wadle’s base salary and (b) 1.0 times Ms. Wadle’s target bonus, in each case, as in effect immediately prior to her termination date, payable in a single lump sum following the effectiveness of the general release of claims, (ii) the annual bonus earned for the fiscal year immediately prior to her termination date (to the extent not yet paid), (iii) the annual bonus, if any, to which she would otherwise have been entitled for the fiscal year of her termination based on actual performance, pro-rated for the period completed as of her termination date, and (iv) subject to Ms. Wadle’s timely election to continue group health insurance coverage for herself and her eligible dependents under COBRA, a cash payment equal to the amount of the monthly COBRA premiums incurred by Ms. Wadle for 18 months, calculated on an after-tax basis.

In addition, Ms. Wadle and J.Crew entered into a special bonus award agreement under the J.Crew Group, Inc. 2019 Special Bonus Plan, pursuant to which Ms. Wadle is entitled to receive a special bonus in the aggregate amount of $500,000. Pursuant to Ms. Wadle’s special bonus award agreement, (i) 50% of the special bonus will vest on the earlier of January 31, 2020 or the consummation of a material transaction involving J.Crew (which would include this offering) (the “First Wadle Vesting Date”), and (ii) 50% of the special bonus will vest on the earlier of July 31, 2020 or six months following the consummation of such material transaction involving J.Crew (the “Second Wadle Vesting Date” and collectively, the “Wadle Vesting Dates”), subject to Ms. Wadle’s continued employment through the applicable Wadle Vesting Date. Notwithstanding the foregoing, if Ms. Wadle’s employment is terminated without “cause” (as defined in the special bonus award agreement) prior to the First Wadle Vesting Date, she will remain entitled to receive the first portion of the special bonus that would vest on the First Wadle Vesting Date, and the second portion of the special bonus that would vest on the Second Wadle Vesting Date will be forfeited. If Ms. Wadle’s employment is terminated without “cause” after the First Wadle Vesting Date, but prior to the Second Wadle Vesting Date, Ms. Wadle will remain entitled to receive the second portion of the special bonus that would vest on the Second Wadle Vesting Date. To the extent the special bonus (or a portion thereof) becomes vested or otherwise earned, such amount will be paid as soon as reasonably practicable following, but in no event more than thirty days following, the applicable Wadle Vesting Date or, in the event Ms. Wadle is terminated without “cause,” the date of such termination.

Vincent Zanna

In connection with the Reorganization, we intend to enter into an employment agreement with Mr. Zanna, pursuant to which Mr. Zanna will serve as our Chief Financial Officer effective upon the closing date of this offering (the “Zanna Madewell Agreement”). The parties agree that upon the closing date of this offering, the Zanna Madewell Agreement will supersede and replace Mr. Zanna’s letter agreement with J.Crew dated as of March 23, 2018 in all respects.

The Zanna Madewell Agreement has an indefinite term and provides for an annual base salary of $600,000 and a target bonus opportunity under our annual bonus plan of 75% of Mr. Zanna’s annual base salary, based upon the achievement of certain performance objectives to be determined each year. Mr. Zanna’s base salary may be increased in the discretion of our Board and may not be decreased. For fiscal year 2020, Mr. Zanna is eligible to earn an annual bonus for the full fiscal year, calculated on a pro-rata basis with respect to his base salary, target bonus percentage and achievement of performance goals for each of J.Crew and the Company, respectively, for the periods before and after the effective date of the Zanna Madewell Agreement.

Under the Zanna Madewell Agreement, Mr. Zanna is eligible to participate in our equity incentive plan and to receive annual LTI equity grants. The Zanna Madewell Agreement provides that Mr. Zanna’s fiscal year 2020 annual LTI grant will have a target value of $600,000, with the form, vesting and other terms and conditions to be determined by the Board (or a committee thereof) in its discretion and set forth in an award agreement evidencing such grant. Further, Mr. Zanna is also entitled to a one-time initial public offering grant, with a target value of $250,000, comprised of 50% time-based vesting restricted stock units RSUs and 50% performance-based vesting RSUs, and subject to such other terms and conditions as determined by the Board (or a committee thereof) and set forth in an award agreement evidencing such grant.

Mr. Zanna is bound by (i) a non-competition covenant during his employment and for twelve months following his termination for any reason, and (ii) a customer/supplier non-solicitation covenant and an employee non-solicitation and non-hire covenant during his employment and for eighteen months following his termination for any reason. The Zanna Madewell Agreement also includes perpetual confidentiality and assignment of intellectual property provisions as further conditions of Mr. Zanna’s employment.

Pursuant to the Zanna Madewell Agreement, the payments and/or benefits we have agreed to pay or provide Mr. Zanna on a termination of his employment vary depending on the reason for such termination; provided, that upon Mr. Zanna’s termination of employment for any reason, he will be entitled to accrued and unpaid base salary, reimbursement of business expenses, and all other accrued amounts or benefits due in accordance with our benefit plans, programs or policies (other than severance).

The Zanna Madewell Agreement provides that upon a termination of employment due to death or “disability” (as defined in the Zanna Madewell Agreement), Mr. Zanna would be entitled to (i) the annual bonus earned for the fiscal year immediately prior to his termination date (to the extent not yet paid), and (ii) the annual bonus, if any, to which he would otherwise have been entitled for the fiscal year of his death or disability based on actual performance, pro-rated for the period completed as of the date of his death or disability.

Under the Zanna Madewell Agreement, upon a termination of employment by the Company without “cause” or by Mr. Zanna for “good reason” (each as defined in the Zanna Madewell Agreement), he would be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims and his continued compliance with the post-employment restrictive covenants to which he is subject: (i) the sum of (a) 1.0 times Mr. Zanna’s base salary and (b) 1.0 times Mr. Zanna’s target bonus, in each case, as in effect immediately prior to his termination date, payable in equal installments over the twelve months following his termination date, unless such termination occurs 90 days prior to, or within 18 months following, the effective date of a Change in Control (as defined in our 2020 Equity Incentive Plan), then such amount will be paid in a lump sum, (ii) the annual bonus earned for the fiscal year immediately prior to his termination date (to the extent not yet paid), (iii) the annual bonus, if any, to which he would otherwise have been entitled for the fiscal year of his termination based on actual performance, pro-rated for the period completed as of his termination date, and (iv) subject to Mr. Zanna’s timely election to continue group health insurance coverage for himself and his eligible dependents under COBRA, a cash payment equal to the amount of the monthly COBRA premiums incurred by Mr. Zanna for twelve months, calculated on an after-tax basis.

In addition, Mr. Zanna and J.Crew entered into a special bonus award agreement under the J.Crew Group, Inc. 2019 Special Bonus Plan, pursuant to which Mr. Zanna is entitled to receive a special bonus in the aggregate amount of $500,000. Pursuant to Mr. Zanna’s special bonus award agreement, (i) 50% of the special bonus will vest on the earlier of January 31, 2020 or the consummation of a material transaction involving J.Crew (which would include this offering) (the “First ZannaVesting Date”), and (ii) 50% of the special bonus will vest on the earlier of July 31, 2020 or six months following the consummation of such material transaction involving J.Crew (the “Second Zanna Vesting Date” and collectively, the “Zanna Vesting Dates”), subject to

Mr. Zanna’s continued employment through the applicable Zanna Vesting Date. Notwithstanding the foregoing, if Mr. Zanna’s employment is terminated without “cause” (as defined in the special bonus award agreement) prior to the First Zanna Vesting Date, he will remain entitled to receive the first portion of the special bonus that would vest on the First Zanna Vesting Date, and the second portion of the special bonus that would vest on the Second Zanna Vesting Date will be forfeited. If Mr. Zanna’s employment is terminated without “cause” after the First Zanna Vesting Date, but prior to the Second Zanna Vesting Date, Mr. Zanna will remain entitled to receive the second portion of the special bonus that would vest on the Second Zanna Vesting Date. To the extent the special bonus (or a portion thereof) becomes vested or otherwise earned, such amount will be paid as soon as reasonably practicable following, but in no event more than thirty days following, the applicable Zanna Vesting Date.

Derek Yarbrough

In connection with the Reorganization, we intend to enter into an offer letter with Mr. Yarbrough (the “Yarbrough Agreement”). Under the Yarbrough Agreement, Mr. Yarbrough will serve as our Chief Marketing and Digital Officer effective upon the closing date of this offering. The parties agree that upon the closing date of this offering, the Yarbrough Agreement will supersede and replace Mr. Yarbrough’s offer letter with J.Crew dated as of October 1, 2012 in all respects.

The Yarbrough Agreement has an indefinite term and provides for an annual base salary of $             and a target bonus opportunity of 40% of Mr. Yarbrough’s annual base salary, based upon the achievement of certain performance objectives to be determined each year.

Under the Yarbrough Agreement, Mr. Yarbrough is eligible to participate in our equity incentive plan and to receive annual LTI equity grants. The Yarbrough Agreement provides that Mr. Yarbrough’s fiscal year 2020 annual LTI grant will have a target value of $            , with the form, vesting and other terms and conditions to be determined by the Board (or a committee thereof) in its discretion and set forth in an award agreement evidencing such grant. Further, Mr. Yarbrough is also entitled to a one-time initial public offering grant, with a target value of $            , comprised of 50% time-based vesting RSUs and 50% performance-based vesting RSUs, and subject to such other terms and conditions as determined by the Board (or a committee thereof) and set forth in an award agreement evidencing such grant.

Mr. Yarbrough is currently party to a restrictive covenant agreement with J.Crew dated as of September 14, 2015 (the “Yarbrough Restrictive Covenant Agreement”), pursuant to which he is entitled to severance and bound by (i) a non-competition covenant during his employment and for twelve months following his termination for any reason, and (ii) an employee non-solicitation and non-hire covenant during his employment and for eighteen months following his termination for any reason. The parties have agreed (and the Yarbrough Agreement notes) that the Yarbrough Restrictive Covenant Agreement shall be assigned to us by J.Crew as of the closing date of this offering.

Under the Yarbrough Restrictive Covenant Agreement, in the event Mr. Yarbrough’s employment is terminated without “cause” (as defined in the Yarbrough Restrictive Covenant Agreement), and J.Crew does not consent (at Mr. Yarbrough’s written request) to waive any post-employment restrictions contained therein, Mr. Yarbrough would be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a separation agreement and general release of claims: (i) the annual bonus, if any, to which he would otherwise have been entitled for the fiscal year of his termination based on actual performance, pro-rated for the period completed as of his termination date, (ii) twelve months of base salary continuation, payable in equal installments following his termination date, and (iii) reimbursement for the amount of the monthly COBRA premiums incurred by Mr. Yarbrough during such twelve month period; provided, that upon Mr. Yarbrough becoming employed or retained by another entity as an employee, consultant or otherwise, his right to receive the foregoing payments shall terminate and be of no further force or effect.

Valerie van Ogtrop

In connection with the Reorganization, we intend to enter into an offer letter with Ms. van Ogtrop (the “van Ogtrop Agreement”). Under the van Ogtrop Agreement, Ms. van Ogtrop will serve as our Executive Vice President — Brand Operations effective upon the closing date of this offering. The parties agree that upon the closing date of this offering, the van Ogtrop Agreement will supersede and replace Ms. van Ogtrop’s offer letter with J.Crew dated as of December 8, 2003 in all respects.

The van Ogtrop Agreement has an indefinite term and provides for an annual base salary of $             and a target bonus opportunity of 50% of Ms. van Ogtrop’s annual base salary, based upon the achievement of certain performance objectives to be determined each year.

Under the van Ogtrop Agreement, Ms. van Ogtrop is eligible to participate in our equity incentive plan and to receive annual LTI equity grants. The van Ogtrop Agreement provides that Ms. van Ogtrop’s fiscal year 2020 annual LTI grant will have a target value of $            , with the form, vesting and other terms and conditions to be determined by the Board (or a committee thereof) in its discretion and set forth in an award agreement evidencing such grant. Further, Ms. van Ogtrop is also entitled to a one-time initial public offering grant, with a target value of $            , comprised of 50% time-based vesting RSUs and 50% performance-based vesting RSUs, and subject to such other terms and conditions as determined by the Board (or a committee thereof) and set forth in an award agreement evidencing such grant.

Ms. van Ogtrop is currently party to a restrictive covenant agreement with J.Crew dated as of July 28, 2015 (the “van Ogtrop Restrictive Covenant Agreement”), pursuant to which she is entitled to severance and bound by (i) a non-competition covenant during her employment and for twelve months following her termination for any reason, and (ii) an employee non-solicitation and non-hire covenant during her employment and for eighteen months following her termination for any reason. The parties have agreed (and the van Ogtrop Agreement notes) that the van Ogtrop Restrictive Covenant Agreement shall be assigned to us by J.Crew as of the closing date of this offering.

Under the van Ogtrop Restrictive Covenant Agreement, in the event Ms. van Ogtrop’s employment is terminated without “cause” (as defined in the van Ogtrop Restrictive Covenant Agreement), and J.Crew does not consent (at Ms. van Ogtrop’s written request) to waive any post-employment restrictions contained therein, Ms. van Ogtrop would be entitled to the following severance payments and benefits, subject to her execution and non-revocation of a separation agreement and general release of claims: (i) the annual bonus, if any, to which she would otherwise have been entitled for the fiscal year of her termination based on actual performance, pro-rated for the period completed as of her termination date, (ii) twelve months of base salary continuation, payable in equal installments following her termination date, and (iii) reimbursement for the amount of the monthly COBRA premiums incurred by Ms. van Ogtrop during such twelve month period; provided, that upon Ms. van Ogtrop becoming employed or retained by another entity as an employee, consultant or otherwise, her right to receive the foregoing payments shall terminate and be of no further force or effect.

Michael C. Wu

J.Crew entered into an offer letter with Michael Wu dated October 2, 2019 (the “Wu Agreement”), pursuant to which Mr. Wu will serve as the Chief Legal Officer and Corporate Secretary of J.Crew’s Madewell Brand. In connection with the Reorganization, the parties anticipate that Mr. Wu will become the Chief Legal Officer and Corporate Secretary of Madewell, Inc. following the closing date of this offering, in which case the Wu Agreement will be assigned to us by J.Crew.

The Wu Agreement has an indefinite term and provides for an annual base salary of $             and a target bonus opportunity of 50% of Mr. Wu’s annual base salary (up to a maximum amount of 100% of such base salary), based upon the achievement of certain performance objectives to be determined each year. For fiscal year

2019, Mr. Wu’s annual bonus will be prorated based on the number of days that he was employed during such fiscal year. As an additional incentive, the Wu Agreement provides for a signing bonus equal to $             , payable within 30 days of Mr. Wu’s start date, subject to him remaining employed on the payment date. If Mr. Wu terminates his employment for any reason other than for “good reason” (as defined in the Wu Agreement) within one year of his start date, he will be required to repay the gross amount of the signing bonus within thirty days of his termination date.

Under the Wu Agreement, Mr. Wu is eligible to receive (i) a LTI award with a targeted grant date value equal to $             and (ii) an additional onboarding LTI award with a targeted grant date value equal to $             (collectively, the “Wu Awards”), either or both of which may be comprised of stock options, restricted stock, restricted stock units, or such other equity-based award, in each case, with respect to our equity securities in connection with this offering, or cash-denominated awards, or a combination thereof, as determined by our Compensation Committee in its discretion and approved by our Board of Directors. The Wu Awards will be granted as soon as practicable following the earlier of the consummation of this offering and March 31, 2020, subject to Mr. Wu’s continued employment on such date. If this offering is not consummated on or prior to March 31, 2020, the Wu Awards will be equity-based awards with respect to equity securities issued by J.Crew or such other cash-denominated award, or combination thereof. The Wu Awards will be subject to certain vesting conditions, as determined by our Compensation Committee or J.Crew, as applicable, and set forth in award agreements evidencing such grants.

In connection with Mr. Wu’s offer of employment, he is expected to relocate to the New York area by June 30, 2020. To assist Mr. Wu with his commute during this period, he is entitled to payments or reimbursements for expenses incurred in connection with his commute to New York. To the extent any payments or reimbursements are treated as taxable income to Mr. Wu, such amounts will be grossed up to compensate Mr. Wu for income taxes. Mr. Wu is further entitled to relocation assistance in accordance with J.Crew’s executive homeowner relocation policy; provided, that if Mr. Wu’s employment is involuntarily terminated for “cause” (as defined under the Wu Agreement) or voluntarily terminated for any reason other than for “good reason”, in either case within one year after Mr. Wu relocates to New York, he will be required to repay the full gross amount of all payments, benefits and expense reimbursements, paid or provided in connection with his relocation, with such repayment to be made within sixty days of his termination date.

As a condition of the Wu Agreement, Mr. Wu is required to execute a separate restrictive covenant agreement, pursuant to which he will be bound by a non-competition covenant during employment and for twelve months following his termination for any reason, and a non-solicitation covenant during employment and for eighteen months following his termination for any reason. Mr. Wu’s restrictive covenant agreement will also include obligations relating to the treatment and ownership of confidential information.

Under the Wu Agreement, upon a termination of employment without “cause” or for “good reason,” Mr. Wu would be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims and his continued compliance with the post-employment restrictive covenants to which he is subject: (i) twelve months of base salary continuation, payable in equal installments following his termination date, (ii) twelve months of medical benefits for Mr. Wu and his spouse and dependents, if applicable, which we or J.Crew may elect to provide by making a payment equal to the amount of the monthly COBRA premiums incurred by Mr. Wu for such twelve month period, calculated on an after-tax basis, (iii) the annual bonus earned for the fiscal year immediately prior to his termination date (to the extent not yet paid) and (iv) the annual bonus, if any, to which he would otherwise have been entitled for the fiscal year of his termination based on actual performance, pro-rated for the period completed as of his termination date. Notwithstanding the foregoing, if this offering is not consummated on or prior to March 31, 2020, and if following such date, the position of Chief Legal Officer of J.Crew’s Madewell Brand is eliminated, Mr. Wu will be entitled to the severance payments and benefits set forth in the preceding sentence, except that his base salary continuation under clause (i) will be for a period of fifteen months, rather than twelve months, following his termination date.

Treatment of 2011 Equity Incentive Plan Awards

Prior to this offering, certain of our named executive officers were granted restricted shares of Class A common stock pursuant to the 2011 Equity Incentive Plan. In connection with the Reorganization, such restricted shares will be converted into restricted common units of Chinos SPV. The outstanding restricted stock awards that are subject to time-based vesting restrictions will be converted into restricted common units of Chinos SPV that are subject to the same time-based vesting restrictions following the conversion, based on the holder’s continued service with us on each applicable vesting date. The outstanding restricted stock awards that are subject to performance-based vesting restrictions will be converted into restricted common units of Chinos SPV that are subject to time-based vesting restrictions, which vest in four equal annual installments on each of the first four anniversaries of this offering, based on the holder’s continued service with us on each applicable vesting date. The restricted common units will otherwise generally be subject to the same terms and conditions applicable to the restricted stock awards immediately prior to the conversion. The table below sets forth the number of restricted shares of Class A common stock held by each of our named executive officers and the number of restricted common units of Chinos SPV that will be received by such named executive officer:

Name	# of Restricted Shares of Class A Common Stock	# of Restricted Common Units of Chinos SPV

2020 Equity Incentive Plan

In connection with the Reorganization, our Board expects to adopt, and our stockholders expect to approve, the 2020 Equity Incentive Plan prior to the completion of this offering. The following summary of certain features of the 2020 Equity Incentive Plan is not a complete description of all of the provisions of the 2020 Equity Incentive Plan, and is qualified in its entirety by reference to the full text of the 2020 Equity Incentive Plan, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Shares Reserved Under the Plan

Subject to adjustments as described below, the maximum aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2020 Equity Incentive Plan will be                 . Any shares of common stock delivered under the 2020 Equity Incentive Plan will consist of authorized and unissued shares, or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split, or other distribution with respect to our common stock, or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change, or any other change affecting our common stock, appropriate and equitable adjustments will be made to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2020 Equity Incentive Plan, and the number and kind of shares of common stock or other terms of the awards that are affected by the event.

Awards that are required to be paid in cash pursuant to their terms will not reduce the share reserve. To the extent that an award granted under the 2020 Equity Incentive Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award or otherwise terminated without delivery of the shares or payment of consideration to the participant, the shares of common stock retained by or returned to us will not be deemed to have been delivered under the 2020 Equity Incentive Plan, and will be available for future awards under the 2020 Equity Incentive Plan. Notwithstanding the foregoing, shares that are (i) withheld or separately surrendered from an award in payment of the exercise or purchase price or taxes relating to such an award or (ii) not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will be deemed to constitute delivered shares and will not be available for future awards under the 2020 Equity Incentive Plan.

Plan Administration

The 2020 Equity Incentive Plan will be administered by the compensation committee, such other committee of the Board appointed by the Board or the Board, as determined by the Board (the “Plan Administrator”). Subject to the limitations set forth in the 2020 Equity Incentive Plan, the Plan Administrator has the authority to, among other things, determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, interpret the 2020 Equity Incentive Plan and terms of awards and adopt rules for the administration, interpretation and application of the 2020 Equity Incentive Plan. The Plan Administrator may make all determinations with respect to a participant’s service for purposes of awards, correct ambiguities or inconsistencies in the 2020 Equity Incentive Plan or any award thereunder, make determinations in administering the 2020 Equity Incentive Plan, decide disputes that arise in connection with the 2020 Equity Incentive Plan, amend the terms of any award under the 2020 Equity Incentive Plan so long as such amendment is consistent with the terms of the 2020 Equity Incentive Plan, accelerate the vesting or exercisability of any award at any time, and adopt procedures and modifications as may be necessary to permit participation in the 2020 Equity Incentive Plan by persons who are foreign nationals or employed outside of the United States.

Eligibility

Awards under the 2020 Equity Incentive Plan may be granted to any officers, employees, non-employee directors, consultants or other personal service providers of our or any of our subsidiaries. We may also grant awards to any individual employed by any other affiliate of ours, which has been designated by the compensation committee to participate in the 2020 Equity Incentive Plan, and who provides a service or benefit to us.

No non-employee director may be granted, during any calendar year, awards under the 2020 Equity Incentive Plan having a fair value (determined on the date of grant) that, when added to all cash compensation paid to the non-employee director during the same calendar year, exceeds $600,000.

Stock Options

Stock options granted under the 2020 Equity Incentive Plan may be issued as either incentive stock options, within the meaning of Section 422 of the Code, or as nonqualified stock options. The exercise price of an option will be not less than 100% of the fair market value of a share of common stock on the date of the grant of the option, or such higher amount determined by the Plan Administrator. The Plan Administrator will determine the vesting and/or exercisability requirements and the term of exercise of each option, including the effect of a termination of service of a participant or a change of control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified performance goals established by the Plan Administrator and/or on such other terms and conditions as approved by the Plan Administrator in its discretion. The maximum term of an option will be ten years from the date of grant.

To exercise an option, the participant must pay the exercise price, subject to specified conditions, (i) in cash or, (ii) to the extent permitted by the Plan Administrator: (a) in shares of common stock, (b) through an open- market broker-assisted transaction, (c) by reducing the number of shares of common stock otherwise deliverable upon the exercise of the stock option, (d) by combination of any of the above methods, or (e) by such other method approved by the Plan Administrator. At the time of payment of the exercise price, the participant must pay any applicable withholding taxes in a manner prescribed in the award agreement. All options generally are nontransferable. Without the prior approval of our stockholders, the 2020 Equity Incentive Plan prohibits the cancellation of underwater stock options in exchange for cash or another award (other than in connection with a change of control) or the “repricing” of stock options. Dividends will not be paid with respect to stock options. Dividend equivalent rights may be granted with respect to the shares of common stock subject to stock options to the extent permitted by the Plan Administrator and set forth in the award agreement.

Stock Appreciation Rights

A stock appreciation right entitles the participant, upon settlement or exercise, to receive a payment based on the excess of the fair market value of a share of common stock on the date of settlement or exercise over the base price of the right, multiplied by the number of shares of common stock as to which the right is being settled or exercised. Stock appreciation rights may be granted on a basis that allows for the exercise of the right by the participant or that provides for the automatic payment of the right upon a specified date or event. The base price per share of a stock appreciation right may not be less than the fair market value of a share of common stock on the date of grant. A stock appreciation right may be granted either in tandem with an option or without a related option. The Plan Administrator will determine the vesting requirements and the term of exercise of each stock appreciation right, including the effect of a termination of service of a participant or a change of control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Plan Administrator, and/or on such other terms and conditions as approved by the Plan Administrator in its discretion. The maximum term of a stock appreciation right will be ten years from the date of grant. Stock appreciation rights may be payable in cash or in shares of common stock or in a combination of both. Without the prior approval of our stockholders, the 2020 Equity Incentive Plan prohibits the cancellation of underwater stock appreciation rights in exchange for cash or another award (other than in connection with a change of control) or the “repricing” of stock appreciation rights. Dividends shall not be paid with respect to stock appreciation rights. Dividend equivalent rights may be granted with respect to the shares of common stock subject to stock appreciation rights to the extent permitted by the Plan Administrator and set forth in the award agreement.

Restricted Stock Awards

A restricted stock award represents shares of common stock that are issued subject to vesting requirements and restrictions on transfer. The vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the Plan Administrator, and/or on such other terms and conditions as approved by the Plan Administrator in its discretion. Unless otherwise set forth in an award agreement, restricted stock award holders will have all of the rights of our stockholders, including the right to vote the shares and the right to receive dividends; provided that, the award agreement will set forth whether the participant will have such rights during the restricted period. Any dividends paid with respect to a restricted stock award during the restricted period will be subject to the same restrictions on transfer and vesting requirements as the underlying restricted stock award.

Restricted Stock Units

An award of an RSU provides the participant the right to receive a payment (in shares of common stock or in cash, or a combination thereof) based on the value of a share of common stock. RSUs may be subject to vesting requirements based on the continued service of the participant for a specified time period, on the attainment of specified performance goals established by the Plan Administrator and/or on such other terms and conditions as approved by the Plan Administrator in its discretion. An RSU award will become payable to a participant at the time or times determined by the Plan Administrator and set forth in the award agreement, which may be upon or following the vesting of the award. RSUs may, but are not required to, be granted together with a dividend equivalent right with respect to the shares of common stock subject to the award. Dividend equivalent rights will be subject to the same conditions that apply to the underlying RSUs.

Cash Incentive Awards

A cash incentive award is denominated in a cash amount (rather than in shares). Payment of the award may be based on the attainment of pre-established performance goals over a specified performance period, as may be set forth in an award agreement, on the continued employment or service of the participant and/or on other conditions established by the Plan Administrator. A cash incentive award will become payable to a participant at the time or times determined by the Plan Administrator in cash or in shares of common stock or in a combination of both. Cash incentive awards are non-transferable.

Stock Awards

A stock award represents shares of common stock. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors’ fees or for any other valid purpose as determined by the Plan Administrator. The Plan Administrator will determine the terms and conditions of stock awards, and such stock awards may be made without vesting requirements. Upon the issuance of shares of common stock under a stock award, the participant will have all rights of a stockholder with respect to such shares of common stock, including the right to vote the shares and receive all dividends and other distributions on the shares.

Effect of a Change of Control

Upon the occurrence of a “change of control” (as defined in the 2020 Equity Incentive Plan), unless otherwise provided in the applicable award agreement, the Plan Administrator is authorized to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (i) continuation or assumption of such outstanding awards by us (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms as such outstanding awards (with appropriate adjustments to the type of consideration payable upon settlement of the awards); (iii) acceleration of exercisability, vesting and/or payment under outstanding awards immediately prior to the occurrence of such event or upon a termination of service following such event; and (iv) if all or substantially all of our shares are transferred in exchange for cash consideration in connection with such change of control: (a) upon written notice, provide that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the Plan Administrator (contingent upon the consummation of the event), and at the end of such period, such stock options and stock appreciation rights will terminate to the extent not so exercised within the relevant period; and (b) cancel all or any portion of outstanding awards for fair value (in the form of cash, shares of common stock, other property or any combination thereof), as determined in the sole discretion of the Plan Administrator. In the event the compensation committee does not provide for the continuation, assumption, substitution or cash-out of an award by us (if we are the surviving company) or by the surviving company or corporation or its parent, the award, if not earlier forfeited, shall become fully vested immediately prior to the effective date of a change of control.

Substitute Awards in Corporate Transactions

The Plan Administrator may grant awards under the 2020 Equity Incentive Plan to employees or directors of corporations that are acquired by us in substitution of awards previously granted by such corporations to such persons. Any such substitute awards shall not reduce the share reserve if such treatment is permitted by applicable law and the listing requirements of the New York Stock Exchange or other exchange or securities market on which the common stock is listed.

Forfeiture/Right of Recapture

The Plan Administrator may specify in an award agreement that an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, including termination of service for “cause” (as defined in the 2020 Equity Incentive Plan) or a participant’s violation of any continuing obligation or duty of the participant in respect of the Company.

If within one year (or such longer time specified in an award agreement or other agreement or policy applicable to a participant) after the date on which a participant exercises a stock option or stock appreciation right or on which a stock award, restricted stock award or restricted stock unit vests or becomes payable or on which a cash incentive award is paid to a participant, or on which income otherwise is realized by a participant in connection with an award, either (i) a participant is terminated for cause, (ii) the Plan Administrator determines in its discretion that the participant is subject to any recoupment of benefits pursuant to a compensation recovery policy, “clawback” or similar policy, as may be in effect from time to time, or (iii) after a participant is terminated for any other reason, the Plan Administrator determines in its discretion either that, (a) during the participant’s period of service, the participant engaged in an act or omission which would have warranted termination of service for “cause” or (b) after termination, the participant engaged in conduct that violated any continuing obligation or duty of the participant in respect of us or any of our subsidiaries, then, at the sole discretion of the Plan Administrator, any gain realized by the participant from the exercise, vesting, payment or other realization of income by the participant in connection with an award, will be paid by the participant to us upon notice from us, subject to applicable state law.

Term, Amendment and Termination

The term of the 2020 Equity Incentive Plan is ten years from the date it is approved by the stockholders. Our Board may amend, modify, suspend or terminate the 2020 Equity Incentive Plan at any time, provided, however, that no amendment, modification, suspension or termination of the 2020 Equity Incentive Plan will materially and adversely affect any award granted under the 2020 Equity Incentive Plan without the consent of the participant. Our Board may seek the approval of any amendment by our stockholders to the extent it deems necessary for purposes of compliance with Section 422 of the Code, the listing requirements of the NYSE, or for any other applicable law. Notwithstanding the foregoing, our Board shall have broad authority to amend the 2020 Equity Incentive Plan and any award without the consent of a participant to the extent it deems necessary or desirable in its discretion to comply with, take into account changes in, or interpretation of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations.

Anticipated Awards in Connection with this Offering

In connection with this offering, we expect to grant executive officers and certain employees the following time-based vesting RSUs and performance-based vesting RSUs set forth in the table below. One-third (1/3) of the time-based vesting RSUs will vest on each of the first three anniversaries of the completion of this offering, generally subject to continued service on each vesting date. The performance-based vesting RSUs will be eligible to vest based on the achievement of EBITDA and revenue metrics at the end of a three-year performance period, generally subject to continued employment through the performance period. Certain executives may be entitled to additional vesting upon certain termination events.

Name	Time-Based Vesting RSUs ($)	Performance-Based Vesting RSUs ($)
Libby Wadle
Vincent Zanna
Valerie van Ogtrop
Michael C. Wu
Derek Yarbrough
Other Executive Officers
Other Employees

Employee Stock Purchase Plan

We expect to adopt an Employee Stock Purchase Plan for our employees (the “ESPP”), which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The purpose of the

ESPP is to provide employees with an opportunity to acquire a proprietary interest in the Company through the purchase of shares of our common stock.                  shares of common stock are reserved for issuance under the ESPP. In general, all employees of the Company are eligible to participate in the ESPP, subject to certain exceptions set forth in the ESPP. Participants authorize payroll deductions equal to a percentage of their compensation (up to $12,500 per offering period), which are deposited in an account to purchase shares of our common stock at the end of an offering period. The purchase price of the common stock is equal to the lesser of (i) 85% of the closing trading price of the common stock on the first trading of an offering period or (ii) 85% of the closing trading price of the common stock on the last trading date of an offering period. A participant may purchase up to 5,000 shares of common stock per offering period with accumulated payroll deductions under the ESPP. Offering periods are expected to run from February 1st through July 31st and August 1st through January 31st. The first offering period will commence on August 1, 2020.

Director Compensation

Madewell Director Compensation Program

Directors who are employed by us or Chinos SPV (or any of its affiliates) are not expected to be eligible to receive compensation for their service on our board of directors. We anticipate that all other members of our board of directors will receive an annual retention fee of $75,000 in cash and an annual equity award of our restricted shares of common stock having a grant date value equal to $100,000. We anticipate that the chairman of our board of directors will receive an additional annual retention fee of $50,000 in cash and an additional annual equity award of our restricted shares having a grant date value equal to $50,000, and that the chairman of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will receive an additional annual retention fee of $20,000, $15,000 and $10,000, respectively, in cash, and that the other members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will receive an additional annual retention fee of $10,000, $7,500 and $5,000, respectively, in cash. We expect that all of the awards of restricted shares of common stock will vest fully on the first anniversary of the date of the grant.

In addition, all of our directors will be reimbursed for reasonable out-of-pocket travel expenses incurred in connection with attendance at board and committee meetings and other board-related activities. Our compensation committee may determine to review and make changes to our director compensation following this offering.

DESCRIPTION OF MATERIAL INDEBTEDNESS OF MADEWELL

After giving effect to the Reorganization, we will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of Chinos Holdings’ pre-Reorganization indebtedness. We intend to enter into a new $             million senior secured credit facility and a new revolving credit facility in the form of an asset-backed loan in an amount of $             million in connection with the Reorganization. We will provide a description of these arrangements in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

OTHER INFORMATION RELATED TO THIS OFFERING

This section contains additional information related to Chinos Holdings (which will be renamed Madewell Group, Inc. prior to the completion of this offering), the entity offering shares of common stock in this offering. Although investors in this offering will be purchasing shares of Chinos Holdings, they will be investing only in the Madewell business.

PRINCIPAL STOCKHOLDERS

The following table shows information as of              regarding the beneficial ownership of our common stock as adjusted to give effect to the Reorganization by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board and each individual who we expect to be a named executive officer following the consummation of the offering; and

•	all members of our Board and our executive officers following the consummation of the offering as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on                  shares of common stock outstanding as of                 , 2019 and                  shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or                  shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 30-30 47th Ave, Long Island City, New York 11101.

	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
Chinos SPV(1)

Named executive officers and directors:
Libby Wadle
Vincent Zanna
Derek Yarbrough
Valerie van Ogtrop
Michael C. Wu
Frits Dirk van Paasschen
Julie M.B. Bradley
Barbara Messing
All Board members and executive officers as a group ( persons)

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and related party transactions of the Madewell business prior to the Reorganization and of Madewell Group, Inc. in connection with and following the Reorganization.

Relationship with J.Crew

In connection with the Reorganization, we and J.Crew have entered or will enter into certain agreements that will effect the separation of our business from J.Crew and provide a framework for our relationship with J.Crew after the Reorganization. The following is a summary of the terms of the material agreements that we intend to enter into with J.Crew in connection with the Reorganization, which will be filed as exhibits to the registration statement of which this prospectus is a part. These summaries set forth the terms of the agreements that we believe are material and are qualified in their entirety by reference to the full text of such agreements.

For more information, see “The Reorganization.”

Transition Services Agreement

Historically, J.Crew has provided us significant shared services and resources related to corporate functions, such as finance, real estate, facilities, legal, sourcing, wholesale, contact center, merchandise planning and allocation, procurement, supply chain, marketing, human resources, store operations, and information technology (each a “J.Crew Service” and, collectively, the “J.Crew Services”). We have entered into the Transition Services Agreement with J.Crew Holdings and its subsidiaries operating J.Crew business pursuant to which J.Crew Holdings will provide us, on a transitional basis, with the J.Crew Services and we will provide J.Crew Holdings, on a transitional basis, with certain insurance services, which we refer to collectively in this prospectus as the “Madewell Services.” The Transition Services Agreement will become operative after the completion of this offering and will continue until the expiration or termination of the last service to expire or be terminated, unless the Transition Services Agreement is earlier terminated according to its terms.

We will pay to J.Crew Holdings, and J.Crew Holdings will pay to us, mutually agreed upon fees for the services rendered under the Transition Services Agreement, which fees shall include certain third-party and out-of-pocket costs.

The services provided under the Transition Services Agreement will terminate on a service-by-service basis, generally between six and 24 months after the closing of this offering. The Transition Services Agreement allows either party to request (i) to extend most services through the fiscal year ending January 28, 2023, subject to a fee increase following the end of the fiscal year ending January 29, 2022 (“fiscal 2021”), or (ii) different or additional services. The Transition Services Agreement can be terminated (i) by J.Crew Holdings upon Madewell’s material uncured breach or failure to make payments or (ii) during and subsequent to fiscal 2021, by Madewell for convenience upon 90 days’ notice (subject to certain termination fees through the second quarter of fiscal 2021) or upon J.Crew Holdings’ material uncured breach. An individual J.Crew Service may be terminated (i) during and subsequent to fiscal 2021, by Madewell upon J.Crew Holdings’ uncured failure to perform its material obligations, (ii) by J.Crew Holdings upon Madewell’s uncured failure to perform its material obligations or make payments, (iii) by either party, if J.Crew Holdings cannot perform a J.Crew Service using commercially reasonable efforts and cannot obtain a third party service provider to provide the J.Crew Service on terms reasonably comparable to the Transition Services Agreement. An individual Madewell Service may be terminated by J.Crew Holdings upon 90 days’ notice or upon Madewell’s uncured failure to perform its material obligations. Except for payment obligations, breaches of confidentiality, indemnification obligations and either party’s uncured material breach of the Transition Services Agreement, the maximum liability of each party in connection with the Transition Services Agreement is limited to the aggregate of the fees paid to service provider(s) under the agreement.

Separation and Distribution Agreement

We intend to enter into a separation and distribution agreement (the “Separation and Distribution Agreement”) with J.Crew Holdings prior to or concurrent with the completion of this offering. The Separation and Distribution Agreement will govern the overall terms of the Separation. Generally, the Separation and Distribution Agreement will include J.Crew Holdings’ and our agreements relating to the steps to be taken to complete the Separation, including the assets and rights to be transferred, liabilities to be assumed and related matters. Subject to the receipt of required governmental and other consents and approvals and the satisfaction of other closing conditions, in order to accomplish the Separation, the Separation and Distribution Agreement will provide for J.Crew Holdings and us to transfer specified assets between the companies that will operate the Madewell business after the Separation, on the one hand, and the J.Crew business, on the other hand.

The Separation and Distribution Agreement will require J.Crew Holdings and us to use commercially reasonable efforts to obtain consents, approvals and amendments required to assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement. To the extent that the transfer of any assets or liabilities is not effected as of the Distribution Time, each of Madewell and J.Crew Holdings will use commercially reasonable efforts to effect such transfer as soon as practicable thereafter. In the event that a transfer is delayed as a result of the absence of a required consent, the party retaining such asset or liability will hold such asset or liability for the benefit of the other party (at the other party’s expense) during such period.

Each of Madewell and J.Crew Holdings will use commercially reasonable efforts to terminate all guarantees or to cause a member of its Group, as applicable, to be substituted in all respects for any guarantee of the other entity.

Unless otherwise provided in the Separation and Distribution Agreement or any of the related ancillary agreements, all assets will be transferred on an “as is, where is” basis. Generally, if the transfer of any assets or any claim or right or benefit arising thereunder requires a consent that will not be obtained before the Separation, or if the transfer or assignment of any such asset or such claim or right or benefit arising thereunder would be ineffective or would adversely affect the rights of the transferor thereunder so that the intended transferee would not in fact receive all such rights, the party retaining any asset that otherwise would have been transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, and take such other action as may be reasonably requested by the party to which such asset is to be transferred, or by whom such liability is to be assumed, as the case may be, in order to place such party, insofar as reasonably possible, in the same position as would have existed had such asset or liability been transferred prior to the Separation.

In addition, the Separation and Distribution Agreement will govern the treatment of access to information, record retention, indemnification and litigation responsibility and management. Generally, the Separation and Distribution Agreement will provide for uncapped cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for all obligations and liabilities other than our liabilities with J.Crew Holdings. Each of Madewell and J.Crew Holdings agrees to indemnify the other party and its affiliates from all liabilities incurred or suffered arising out of or in connection with: (i) any of such party’s liabilities, or the failure of such party to pay, perform or otherwise discharge any of its liabilities, (ii) the ownership or operation of such party’s business or assets, whether prior to, on or after the Separation, and (iii) any breach by such party or any member of the Separation and Distribution Agreement or any related ancillary agreement. The Separation and Distribution Agreement will also establish procedures for handling claims subject to indemnification and related matters.

Employee Matters Agreement

We intend to enter into an employee matters agreement with J.Crew Holdings immediately prior to the completion of this offering. The employee matters agreement will govern J.Crew Holdings’, our and the parties’ respective subsidiaries’ and affiliates’ rights, responsibilities and obligations after this offering with respect to employees, compensation, employment, employee benefit plans and related matters. Below is a summary or what we anticipate to be the terms of the employee matters agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Employment

As of the date of Separation we will employ all individuals who provide services primarily to the Madewell business and we will engage individual consultants and independent contractors who provide services primarily with respect to our business, who we refer to collectively as “Madewell Service Providers.” Following the Separation, we will have the sole authority to hire any individuals to become Madewell Service Providers and to terminate the service of any Madewell Service Providers. We are not obligated to continue engaging any individuals for any specific time period following the date of separation and nothing in the employee matters agreement construes a right to, or accelerates an entitlement to, any compensation or benefits for any Madewell Services Providers. We will generally assume all liabilities relating to, arising out of, or resulting from the employment or service of any Madewell Service Provider, except as otherwise set forth in the employee matters agreement. As of the date of Separation copies of any records of our employees who were previously employed by a J.Crew entity will be transferred to us. Upon completion of the Separation, we plan to assume any existing employment agreements, offer letters, restrictive covenant agreements or other individual agreements entered into between J.Crew Holdings and a Madewell Service Provider and will indemnify J.Crew Holdings for all liabilities under such agreements.

Participation in J.Crew Plans

Prior to the consummation of the Separation, except with respect to any severance, cash bonus or equity compensation plans, we will become a participating employer in the J.Crew Holdings benefit plans in which our employees currently participate. Our employees and employees who are hired by us after the date of separation will be eligible to participate in the J.Crew Holdings benefit plans during the term commencing upon the completion of the Separation and ending on December 31, 2020, subject to meeting certain eligibility requirements and upon satisfaction of any waiting periods under such plans (as applicable). We will cease to be a participating employer in the J.Crew Holdings benefit plans and will adopt our own benefit plans as of January 1, 2021, or such earlier date as may be agreed to by us and J.Crew Holdings, which we refer to as the “Benefits Transition Date.” J.Crew Holdings will retain all liabilities with respect to or arising under the J.Crew Holdings benefit plans and we will pay J.Crew Holdings an allocation of our costs incurred under the J.Crew Holdings benefit plans following the Separation and until the Benefits Transition Date, in accordance with the terms of the Transition Services Agreement entered into between us and J.Crew Holdings. J.Crew Holdings will retain the right to amend or terminate its plans.

Participation in Madewell Plans

As of the Benefits Transition Date, we will adopt or maintain, as applicable, employee benefit plans, programs, policies or arrangements, including without limitation, a defined contribution 401(k) plan for our employees. We will cause all waiting periods, pre-existing condition exclusions and actively-at-work requirements to be waived with respect to our employees who were not subject to any such waiting periods, exclusions or requirements under a J.Crew Holdings benefit plan in which such employees participate immediately prior to the Benefits Transition Date, as applicable. We will also credit our employees for service earned on and prior to the Separation with J.Crew Holdings, in addition to service earned with us on or after the Separation for purposes of eligibility and vesting under all of our plans, without the duplication of benefits with respect to our employees.

COBRA

J.Crew Holdings will continue to be responsible for health continuation requirements of COBRA with respect to our employees who incur a qualifying event under COBRA prior to the Benefits Transition Date.

Following the Benefits Transition Date, we will provide continuing health care coverage to our employees and their qualified beneficiaries who incur a qualifying event under COBRA at any time on or after the Benefits Transition Date.

Cash Incentive Compensation

We will pay all earned annual bonuses to our employees for the fiscal year in which the Separation occurs.

Any amounts that are payable to our employees under the J.Crew Holdings 2019 Special Bonus Plan, as described in “—Madewell Compensation—Employment Agreements,” or the Transformation Incentive Plan, as described in “—Chinos Holdings Executive Compensation—Fiscal 2018 Compensation Philosophy and Compensation Program Objectives,” (each as defined in the Employee Matters Agreement) following the Separation will be paid by us in accordance with the terms of such plan and J.Crew Holdings will reimburse us for the full amounts of any such payments.

2011 Plan Awards

All restricted shares of Class A common stock granted pursuant to the 2011 Equity Incentive Plan that remain outstanding and unvested as of immediately prior to the merger of the subsidiaries of Chinos SPV into Chinos Holdings and J.Crew Holdings (“Restricted Stock Awards”) shall be converted into                      restricted common units of Chinos SPV (the “Conversion”) pursuant to a merger agreement to be entered into in connection with the Reorganization (the “Merger Agreement”). The Restricted Stock Awards that are subject to time-based vesting restrictions will be converted into restricted common units of Chinos SPV that are subject to the same time-based vesting restrictions following the Conversion, based on the holder’s continued service with Chinos Holdings or J.Crew Holdings on the applicable vesting date. The Restricted Stock Awards that are subject to performance-based vesting restrictions will be converted into restricted common units of Chinos SPV that are subject to time-based vesting restrictions, which vest in four equal annual installments on each of the first four anniversaries of the this offering, based on the holder’s continued service with Madewell or J.Crew, as applicable, on each applicable vesting date. The restricted common units will otherwise be subject to the same terms and conditions applicable to the Restricted Stock Awards immediately prior to the Conversion. The restricted common units or vested common units received by an individual in respect of equity awards granted under the 2011 Equity Incentive Plan, will be subject to the same repurchase provisions that were applicable to the shares of Class A common stock in the event of certain terminations of service. Such common units will also be subject to (i) repurchase by Chinos SPV or (ii) conversion into equity interests of Chinos Holdings and/or J.Crew Holdings, at the discretion of the board of managers of Chinos SPV in the event that the board of managers determines that the holders’ continued ownership of such common units could result in the Chinos SPV being an “investment company” under the Investment Company Act of 1940, as amended.

Each option to purchase shares of Class A common stock under the 2011 Equity Incentive Plan that remain outstanding as of immediately prior to the merger shall be cancelled and forfeited for no consideration in accordance with the Merger Agreement.

2020 Equity Incentive Plan

As described in “—Madewell Compensation—2020 Equity Incentive Plan,” we intend to adopt the 2020 Equity Incentive Plan in connection with this offering for the benefit of our service providers.

Services

In consideration for the services provided under the employee matters agreement, the participation of our employees in the J.Crew Holdings benefit plans, and the operation and administration of the J.Crew Holdings benefit plans by J.Crew Holdings and its affiliates for the benefit of our current and former employees, we will pay J.Crew Holdings certain fees, costs and reimbursements in accordance with the terms of the Transition Services Agreement.

Non-Solicitation following the Separation

For two years following the Separation, we will not and J.Crew Holdings will not induce or attempt to induce any individual who over the preceding twelve (12) month period was a corporate employee or a field employee at the level of store director or above to leave such employment without the approval of the other. The foregoing restrictions do not apply to employees who are involuntarily terminated by either us or J.Crew Holdings and do not prohibit public advertisements or other general solicitations that are not specifically targeted towards the restricted employees.

Tax Matters Agreement

We intend to enter into a tax matters agreement with J.Crew Holdings immediately prior to the Separation that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities, tax benefits (including tax refunds), tax attributes, preparation and filing of tax returns, control of tax proceedings, and other matters in respect of taxes (the “Tax Matters Agreement”). In general, under the Tax Matters Agreement:

(i)

We will be responsible for fixed percentages of any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) (“Taxes”) reported on any consolidated return for the combined group that includes both J.Crew Holdings and Madewell entities as set forth in the tax sharing apportionment schedule attached to the Tax Matters Agreement.

(ii)	We will be responsible for Taxes that are reportable on any tax return that includes only Madewell entities.

(iii)

We will be responsible for Taxes imposed on any J.Crew Holdings or Madewell entity arising from and incurred solely as a result of the Separation or the reorganization of certain businesses, assets or liabilities of Madewell and its subsidiaries and the J.Crew Holdings and its subsidiaries prior to the Separation.

(iv)	We will generally be entitled to any tax refunds or other tax benefits received by Madewell or J.Crew Holdings with respect to any Taxes allocated to us.

(v)	J.Crew Holdings will generally be allocated other Taxes for Pre-Distribution Periods (as defined in the Tax Matters Agreement) not described in (i)–(iv) above.

We will agree to indemnify J.Crew Holdings for any Taxes allocated to Madewell under the Tax Matters Agreement. In turn, we will be indemnified for any Taxes allocated to J.Crew Holdings under the Tax Matters Agreement.

We will pay J.Crew Holdings an amount equal to 50% of the tax savings (as and when realized) to the extent we use tax attributes that were generated by J.Crew Holdings and its subsidiaries in the Pre-Distribution Period and transferred to us in connection with the Separation to reduce our Taxes in a Post-Distribution Period (as defined in the Tax Matters Agreement) (including a reduction in estimated taxes).

The Tax Matters Agreement provides for additional procedures, rights and responsibilities with respect to the preparation and filing of tax returns, and also clarifies procedures for other administrative matters, such as the payment of Taxes due, retention of records, and cooperation and information sharing with respect to tax matters.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with Chinos SPV immediately prior to the completion of this offering, pursuant to which we will agree that, upon the request of Chinos SPV, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Chinos SPV following this offering, subject to certain terms and conditions.

Demand Registration

Chinos SPV will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by Chinos SPV. Chinos SPV will be able to request that (i) we complete three demand registrations for registration on Form S-1 (or similar long-form registration statement), in the aggregate, and an unlimited number of demand registrations for registration on Form S-3 (or similar short-form registration statement) but no more than one in any ninety-day period or such shorter period specified in any applicable lock-up agreement in the case of a registration on Form S-3 (or similar short-form registration statement) and (ii) facilitate underwritten offerings related thereto, but no more than one such underwritten offering in any ninety-day period or such shorter period specified in any applicable lock-up agreement, subject to limitations on minimum offering size. Chinos SPV will be able to designate the terms of each offering effected pursuant to a demand registration.

Piggyback Registration

If we, at any time, intend to file, on our behalf or on behalf of any of our other security holders, a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Chinos SPV, Chinos SPV will have the right to include its shares of our common stock in that offering.

Registration Expenses

We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the Registration Rights Agreement. Chinos SPV is responsible for any applicable underwriting discounts or commissions and any stock transfer taxes relating to disposition of its shares.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of Chinos SPV and, in limited situations, by Chinos SPV for the benefit of us with respect to the information provided by or failed to be provided by Chinos SPV included or omitted, as applicable, in any registration statement, prospectus or related document.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement until the earlier of:

•	the fifth anniversary of the IPO; or

•	the date upon which there are no Registrable Securities (as defined in the Registration Rights Agreement).

Investors’ Rights Agreement

We intend to enter into the Investors’ Rights Agreement with Chinos SPV immediately prior to the completion of this offering, pursuant to which Chinos SPV will have the right to designate (i) three directors for as long as it owns     % or greater of our outstanding common stock, (ii) two directors for as long as it owns     % or more, but less than     %, of our outstanding common stock and (iii) one director for as long as it owns less than     % of our outstanding common stock. The Investors’ Rights Agreement also provides that at no point shall the size of our Board exceed      directors. The Investors’ Rights Agreement terminates at such time that Chinos SPV no longer holds any shares of our common stock, at which time Chinos SPV shall have no designation rights with respect to or Board.

Release Agreement

We intend to enter into a release agreement with Chinos SPV, our Sponsors and certain other parties that are pre-Reorganization (i) lenders under the Existing Term Loan Facility, (ii) beneficial holders of the Senior Notes, and/or (iii) beneficial holders of our pre-Reorganization issued and outstanding common and preferred stock (collectively, the “Consenting Crossholders”). Pursuant to the Release Agreement, we, Chinos Holdings, Chinos SPV and certain other subsidiaries, the Consenting Crossholders and the Sponsors and each of our and their respective affiliates, subsidiaries and representatives, agree to release each other from claims that are connected with, arise out of, relate to or are otherwise based as a whole or in part on any acts, omissions, facts, matters, transactions or occurrences prior to the consummation of the Separation, directly or indirectly relating to, subject to certain exceptions, (i) any applicable fiduciary duties and claims related to fraudulent conveyance or transfer, in each case, in connection with the ownership, management, financing, assets, properties, affairs or any other aspect of us; (ii) the term loan agreement governing the Existing Term Loan Facility or any related document or instrument relating thereto; (iii) claims asserted or assertable in the litigation captioned Eaton Vance Management, et al, v. Wilmingon Savings Fund Society, FSB, et al, Index No. 654397/17 and any related appeal, (iv) the consummation of the Separation transactions and steps taken in furtherance thereof, including, without limitation, any (x) claims for appraisal as a result of any merger as a part of the Separation transactions, and (y) claims relating to the dividend or distribution of the Madewell business; and (v) the documentation memorializing the Separation transactions including any aspect of the negotiations or discussions relating to the structuring or consummation of the Separation. See Note 14: Commitments and Contingencies in the notes to the historical consolidated financial statements of Chinos Holdings for further detail.

Indebtedness

Pre-Reorganization Indebtedness

We intend to use the net proceeds from this offering to repay certain of Chinos Holdings’ pre-Reorganization indebtedness. See “Use of Proceeds.” Following the Reorganization, we will not be an obligor or a guarantor of, or have any assets pledged as collateral for, any of Chinos Holdings’ pre-Reorganization indebtedness.

J.Crew Group Term Loan Facility

The J.Crew Group Term Loan Facility is governed by an amended and restated credit agreement dated March 5, 2014 (as further amended) with Wilmington Savings Fund Society, FSB, as administrative and collateral agent, and the lenders party thereto. The J.Crew Group Term Loan Facility bears interest at a rate per annum equal to an applicable margin plus, at J.Crew Group, Inc.’s option, either (i) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (ii) a base rate determined by reference to the highest of (a) the prime rate of Bank of America, N.A., (b) the federal funds effective rate plus 0.50% and (c) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. The maturity date of the J.Crew Group Term Loan Facility is March 5, 2021. The amount outstanding under the J.Crew Group Term Loan Facility was $1,373.6 million as of February 2, 2019. The highest outstanding borrowings under the J.Crew Group Term Loan Facility since the beginning of fiscal 2016 was $1,539.6 million as of January 31, 2016. The weighted average interest rate on the borrowings outstanding under the J.Crew Group Term Loan Facility was 6.18% on February 2, 2019. Since the beginning of fiscal 2016 through the first quarter of fiscal 2019, J.Crew Group, Inc. has paid $229.8 million of interest and $201.4 million of principal under the J.Crew Group Term Loan Facility.

Due to Sponsors

As part of the debt exchange and refinancing J.Crew Group undertook in 2017 (see “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings—Liquidity and Capital Resources—Financing Activities”), the affiliates of the Sponsors purchased $30.0 million principal amount of new term loans under the J.Crew Group Term Loan Facility, which bear interest at LIBOR plus 9% per annum payable in cash plus 3% per annum payable in kind. As of February 2, 2019, the principal amount outstanding was $31.4 million. For more information on the New Term Loan Borrowings, see note 11 to the historical consolidated financial statements of Chinos Holdings.

Employment Agreements

We have entered into employment agreements with our named executive officers. See “Additional Information Related to the Madewell Business—Madewell Compensation.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. A “related person transaction” is a transaction or arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has a direct or indirect material interest in such transaction. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i), (ii) and (iii) above. The audit committee will review all related person transactions reported to the committee and, where the audit committee determines that such transactions are in our best interests, approve such transactions in advance of such transaction being given effect.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the audit committee will, in its judgment, consider in light of the relevant facts and circumstances whether the transaction is, or is not inconsistent with, our best interests, including consideration of various factors enumerated in the policy.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee. Our policy also includes certain exceptions for transactions that need not be reported and provides the audit committee with the discretion to pre-approve certain transactions.

DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of the Reorganization and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock shall consist of                  shares of common stock, par value $0.00001 per share and                  shares of preferred stock, par value $         per share. Following the completion of this offering,                  shares of common stock and no shares of preferred stock shall be issued and outstanding.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

Subject to certain director designation rights of Chinos SPV (discussed below), directors will be elected by a plurality of the votes cast except as set forth below with respect to directors to be elected by holders of preferred stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election of directors must be approved by a majority of the shares present in person or by proxy at the meeting and voting on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Pursuant to the Investors’ Rights Agreement, Chinos SPV will have the right to designate (i) three directors for as long as it owns     % or greater of our outstanding common stock, (ii) two directors for as long as it owns     % or more, but less than     %, of our outstanding common stock and (iii) one director for as long as it owns less than     % of our outstanding common stock. The Investors’ Rights Agreement also provides that at no point shall the size of our Board exceed      directors. The Investors’ Rights Agreement terminates at such time that Chinos SPV no longer holds any shares of our common stock, at which time Chinos SPV shall have no designation rights with respect to our Board.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred Stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock and we have no agreements or plans for the issuance of any shares of preferred stock.

Anti-takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer, or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Classified Board

Our amended and restated articles of incorporation and our amended and restated bylaws will provide for our Board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms of office. Approximately one-third of our Board will be elected each year to three-year terms of office, and our directors (other than directors appointed by Chinos SPV) may be removed only for cause and only upon the affirmative vote of holders of at least a majority of our outstanding voting stock.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of the chairperson of our Board, our chief executive officer, our president or by the Board. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be properly brought before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting.

Section 203 of the DGCL

Our amended and restated certificate of incorporation will prohibit us from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) other than the Sponsors for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder, other than the Sponsors for so long as they collectively own, directly or indirectly, 10% or more of the voting power of the Corporation’s then outstanding shares of our voting stock, as defined under Section 203 of the DGCL. These provisions will apply even if the business combination could be considered beneficial by some stockholders.

Exclusive Forum

Our amended and restated bylaws will provide that unless we consent in writing in advance to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or any wrongdoing by, any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or the bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or (v) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine. This exclusive forum provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws, rules or regulations for which there is exclusive federal or concurrent federal and state jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to this provision.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that neither the Sponsors nor any of their respective affiliates will have any obligation to offer us an opportunity to participate in business opportunities presented to such Sponsor even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, the Sponsors will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

Amendment to Bylaws and Certificate of Incorporation

Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board and if required by law, thereafter be approved by at least a majority of the outstanding shares entitled to vote in the election of directors. Our amended and restated bylaws may be amended by a majority of the directors then in office or by the affirmative vote of a majority of directors present at any Board meeting at which a quorum is present or the affirmative vote of at least a majority of the voting power of our outstanding shares entitled to vote in the election of directors.

Listing

We intend to apply to have our common stock listed on the NYSE under the symbol “                .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon completion of this offering, we will have                  shares of our common stock outstanding (or                  shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,                  shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements

In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately                  shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register                  shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities and governmental organizations, individual retirement accounts and other tax-deferred accounts, “qualified foreign pension funds” and entities all of the interests of which are held by qualified foreign pension funds, dealers in securities or currencies, persons who have elected to mark securities to market, entities or arrangements that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes, holders that acquired our ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this discussion does not address estate or gift tax consequences, the alternative minimum tax or the Medicare tax on certain investment income or any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws.

You are urged to consult with your own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock, as well as the application of any state, local, foreign income and other tax laws.

As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock that is not a U.S. holder (as hereinafter defined) or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes. A U.S. holder is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If you are an individual, you are a resident alien if you are a lawful permanent resident of the United States (e.g., a green card holder) and you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the relevant calendar year and for an aggregate of at least 183 days during a three-year period ending in and including the relevant calendar year, subject to certain exceptions. For these purposes, all the days present in the United States in the relevant calendar year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they are U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of shares of our common stock.

If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of the entity or arrangement and its owners or participants will depend upon the status of the owner or participant and the activities of the entity or arrangement. Any such entities or arrangements and their owners or participants should consult their own tax advisors as to the particular U.S. federal income tax consequences to them of holding and disposing of shares of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND ANY APPLICABLE TAX TREATIES.

Distributions on Common Stock

Although we do not currently anticipate doing so in the foreseeable future (see “Dividend Policy”), if we do pay distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Dispositions of Common Stock.”

Subject to the discussion below on effectively connected income, any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), as applicable, to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment or, in certain cases involving individual holders, a fixed base, maintained by the non-U.S. holder in the United States) are generally not subject to the 30% withholding tax described above. To obtain this exemption, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8ECI (or applicable successor form) properly certifying such exemption. However, any such effectively connected dividends generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, non-U.S. holders that are corporations for U.S. federal income tax purposes generally will also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, subject to certain adjustments.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•

the gain is (i) effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, in which case the special rules described below apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met, in which case the gain would be subject to a flat 30% tax (or such reduced rate as may be specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses, provided the non-U.S holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

We believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future. However, whether a corporation is a USRPHC depends on the fair market value of its “United States real property interests” relative to the fair market value of non-U.S. real property interests and its other assets used or held for use in a trade or business. Thus, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is regularly traded on an established securities market and the non-U.S. holder owned, actually and constructively, 5% or less of our common stock at all times during the applicable period.

If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, the non-U.S. holder generally will also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, subject to certain adjustments.

Backup Withholding and Information Reporting

Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding, currently at a 24% rate, if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of U.S.-source dividends (including our dividends) and on sales or other proceeds from the disposition of domestic corporate stock (including our stock), paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. holders should consult their own tax advisors regarding the effects of FATCA on their investment in our common stock. The U.S. Department of the Treasury recently proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued, and which eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom                 is acting as representative(s), have each agreed to purchase, severally and not jointly, the number of shares of common stock indicated below:

Name	Number of Shares

Total

The underwriters and the representative(s) are collectively referred to as the “underwriters” and the “representative(s),” respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative(s). The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total public offering price and underwriting discounts and commissions. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                 .

We intend to apply to have our common stock listed on the NYSE under the symbol “                .”

We have agreed that, without the prior written consent of                  on behalf of the underwriters, subject to certain exceptions we and our directors, executive officers and certain of our stockholders will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock.

In order to facilitate the offering of the shares of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the shares of common stock. These activities may raise or maintain the market price of the shares of common stock above independent market levels or prevent or retard a decline in the market price of the shares of common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative(s) has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative(s) may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative(s) to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (“EEA”), an offer to the public of any of our shares of common stock may not be made in that Member State, except that an offer to the public in that Member State of any of our shares of common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative(s) for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our shares of common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our shares of common stock to be offered so as to enable an investor to decide to purchase any of our shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Member State), and includes any relevant implementing measure in the Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

Each underwriter has represented, warranted and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our shares of common stock in, from or otherwise involving the United Kingdom.

Canada

Our shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument

31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our shares of common stock.

Accordingly, our shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our shares of common stock. Our shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our shares of common stock. Our shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representative(s) to observe these restrictions.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Chinos Holdings, Inc. as of February 2, 2019 and February 3, 2018, and for each of the years in the three-year period ended February 2, 2019, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Madewell (a business of J.Crew Group, Inc.) as of February 2, 2019 and February 3, 2018 and for each of the years in the three-year period ended February 2, 2019, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website is www.sec.gov.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Chinos Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chinos Holdings, Inc. and subsidiaries (the Company) as of February 2, 2019 and February 3, 2018, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the three-year period ended February 2, 2019 and the related notes and financial statement schedule II—Valuation and Qualifying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 2, 2019 and February 3, 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended February 2, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

New York, New York

July 18, 2019

CHINOS HOLDINGS, INC.

Consolidated Balance Sheets

(in thousands, except share data)

	February 2, 2019	February 3, 2018
ASSETS
Current assets:
Cash and cash equivalents	$28,055	$109,468
Restricted cash	13,747	—
Accounts receivable, net	40,342	23,191
Merchandise inventories, net	390,470	292,489
Prepaid expenses and other current assets	84,942	69,157
Refundable income taxes	7,300	5,900

Total current assets	564,856	500,205

Property and equipment, at cost	465,967	555,351
Less accumulated depreciation	(222,347)	(265,910)

Property and equipment, net	243,620	289,441

Intangible assets, net	301,397	308,702
Goodwill	107,900	107,900
Other assets	6,164	6,374

Total assets	$1,223,937	$1,212,622

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$259,705	$232,480
Other current liabilities	245,142	177,206
Borrowings under the ABL Facility	70,800	—
Interest payable	5,262	3,361
Current portion of long-term debt	99,308	82,411

Total current liabilities	680,217	495,458

Long-term debt, net	1,766,919	1,850,654
Lease-related deferred credits, net	106,037	117,688
Deferred income taxes, net	18,943	18,943
Other liabilities	27,258	28,767

Total liabilities	2,599,374	2,511,510

Mezzanine equity:
Series A preferred stock, no par value; 190,000 shares authorized; 189,688 shares issued and outstanding, respectively; liquidation preference of $199,453 and $195,560 at February 2, 2019 and February 3, 2018, respectively	75,051	71,226
Series B preferred stock, no par value; 130,000 shares authorized; 110,000 shares issued and outstanding, respectively	119,261	111,331
Stockholders’ deficit:
Common stock, $0.00001 par value; 200,000,000 shares authorized; issued 123,930,076 and 118,503,554 shares; 113,545,216 and 112,740,100 shares outstanding	928	928
Treasury stock, at cost (593,019 and 552,821 shares)	(2,453)	(2,453)
Additional paid-in capital	606,488	627,650
Accumulated other comprehensive loss	(1,967)	(2,603)
Accumulated deficit	(2,172,745)	(2,104,967)

Total stockholders’ deficit	(1,569,749)	(1,481,445)

Total liabilities, mezzanine equity and stockholders’ deficit	$1,223,937	$1,212,622

The accompanying notes are an integral part of these consolidated financial statements.

CHINOS HOLDINGS, INC.

Consolidated Statements of Operations

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
Revenues	$2,483,994	$2,373,695	$2,431,595
Cost of goods sold, including buying and occupancy costs	1,648,330	1,476,064	1,550,305

Gross profit	835,664	897,631	881,290
Selling, general and administrative expenses	814,337	851,658	824,290
Impairment losses	10,765	141,187	7,752

Income (loss) from operations	10,562	(95,214)	49,248
Interest expense, net	78,738	97,866	125,530
Loss on refinancings	—	11,749	435

Loss before income taxes	(68,176)	(204,829)	(76,717)
Benefit for income taxes	(398)	(133,120)	(6,308)

Net loss	$(67,778)	$(71,709)	$(70,409)

Gain on equity-for-equity exchange	—	782,200	—
Dividends on Class L Stock—undeclared	—	(44,534)	(97,951)
Preferred stock dividends—declared	(21,320)	(3,612)	—
Preferred stock dividends—undeclared	(8,532)	(8,271)	—

Net income (loss) applicable to common shareholders	$(97,630)	$654,074	$(168,360)

Weighted average common shares outstanding (in thousands)
Basic	113,057	62,335	84

Diluted	113,057	67,546	84

Income (loss) per share
Basic	$(0.86)	$10.49	$(2,004.29)

Diluted	$(0.86)	$9.68	$(2,004.29)

(a)	Consists of 53 weeks.

The accompanying notes are an integral part of these consolidated financial statements.

CHINOS HOLDINGS, INC.

Consolidated Statements of Comprehensive Loss

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
Net loss	$(67,778)	$(71,709)	$(70,409)
Other comprehensive income (loss):
Reclassification of losses on cash flow hedges, net of tax, to earnings	1,731	6,537	6,387
Unrealized gain (loss) on cash flow hedges, net of tax	(413)	693	449
Foreign currency translation adjustments	(682)	1,703	(1,581)

Comprehensive loss	$(67,142)	$(62,776)	$(65,154)

(a)	Consists of 53 weeks.

The accompanying notes are an integral part of these consolidated financial statements.

CHINOS HOLDINGS, INC.

Consolidated Statements of Changes in Stockholders’ Deficit

(in thousands, except shares)

	Common stock		Additional paid-in capital	Accumulated deficit	Treasury stock	Accumulated other comprehensive loss	Total stockholders’ deficit
	Class A
	Shares	Amount
Balance at January 30, 2016	84,213	$837	$738,019	$(1,962,849)	$(2,453)	$(16,791)	$(1,243,237)

Net loss	—	—	—	(70,409)	—	—	(70,409)
Issuance of restricted stock	835	—	—	—	—	—	—
Share-based compensation	—	—	1,035	—	—	—	1,035
Reclassification of realized losses on cash flow hedges, net of tax, to earnings	—	—	—	—	—	6,387	6,387
Unrealized gain on cash flow hedges, net of tax	—	—	—	—	—	449	449
Foreign currency translation adjustments	—	—	—	—	—	(1,581)	(1,581)

Balance at January 28, 2017	85,048	837	739,054	(2,033,258)	(2,453)	(11,536)	(1,307,356)

Net loss	—	—	—	(71,709)	—	—	(71,709)
Share-based compensation	—	—	2,299	—	—	—	2,299
Issuance of restricted stock	5,209,823	—	—	—	—	—	—
Cancellation of common stock	(234)	—	—	—	—	—	—
Recapitalization pursuant to refinancing	113,208,917	91	(110,091)	—	—	—	(110,000)
Dividends on preferred stock	—	—	(3,612)	—	—	—	(3,612)
Reclassification of realized losses on cash flow hedges, net of tax, to earnings	—	—	—	—	—	6,537	6,537
Unrealized gain on cash flow hedges, net of tax	—	—	—	—	—	693	693
Foreign currency translation adjustments	—	—	—	—	—	1,703	1,703

Balance at February 3, 2018	118,503,554	928	627,650	(2,104,967)	(2,453)	(2,603)	(1,481,445)

Net loss	—	—	—	(67,778)	—	—	(67,778)
Issuance of restricted stock	9,642,740	—	—	—	—	—	—
Cancellation of common stock	(4,216,218)	—	—	—	—	—	—
Share-based compensation	—	—	158	—	—	—	158
Dividends on preferred stock	—	—	(21,320)	—	—	—	(21,320)
Reclassification of realized losses on cash flow hedges, net of tax, to earnings	—	—	—	—	—	1,731	1,731
Unrealized loss on cash flow hedges, net of tax	—	—	—	—	—	(413)	(413)
Foreign currency translation adjustments	—	—	—	—	—	(682)	(682)

Balance at February 2, 2019	123,930,076	$928	$606,488	$(2,172,745)	$(2,453)	$(1,967)	$(1,569,749)

The accompanying notes are an integral part of these consolidated financial statements.

CHINOS HOLDINGS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(67,778)	$(71,709)	$(70,409)
Adjustments to reconcile to cash flows from operating activities:
Depreciation of property and equipment	88,028	101,288	109,503
Impairment losses	10,765	141,187	7,752
Amortization of intangible assets	7,236	9,086	10,540
Amortization of deferred financing costs and debt discount	3,704	5,234	6,867
Reclassification of hedging losses to earnings	2,357	10,717	10,470
Share-based compensation	158	2,299	1,035
Loss on sale of property	—	526	—
Deferred income taxes	—	(129,257)	2,539
Foreign currency transaction gains	(403)	(1,411)	(1,539)
Changes in operating assets and liabilities:
Accounts receivable, net	(17,151)	(7,562)	(11,740)
Merchandise inventories, net	(98,463)	22,562	57,798
Prepaid expenses and other current assets	(16,010)	(20,339)	16,668
Other assets	106	184	741
Accounts payable and other liabilities	95,766	21,438	(17,413)
Federal and state income taxes	(1,374)	(3,662)	15,050

Net cash provided by operating activities	6,941	80,581	137,862

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(52,736)	(39,678)	(80,140)
Proceeds from sale of property	—	2,530	—

Net cash used in investing activities	(52,736)	(37,148)	(80,140)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(82,411)	(38,302)	(11,753)
Dividends on preferred stock	(9,565)	(1,628)	—
Cost paid in connection with refinancings of debt	(74)	(704)	(1,099)
Net borrowings under the ABL Facility	70,800	—	—
Proceeds from Notes, net of discount	—	123,490	—
Repayments pursuant to the Term Loan amendment	—	(150,456)	—

Net cash used in financing activities	(21,250)	(67,600)	(12,852)

Effect of changes in foreign exchange rates on cash, cash equivalents and restricted cash	(621)	1,376	(427)

Increase (decrease) in cash, cash equivalents and restricted cash	(67,666)	(22,791)	44,443
Beginning balance	109,468	132,259	87,816

Ending balance	$41,802	$109,468	$132,259

Supplemental cash flow information:
Income taxes paid	$1,108	$1,610	$1,245

Interest paid	$61,307	$70,346	$72,558

Non-cash financing activities:
Dividends paid in kind on preferred stock	$11,755	$1,984	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHINOS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 2, 2019, February 3, 2018 and January 28, 2017

(Dollars in thousands, unless otherwise indicated)

1. Nature of Business and Summary of Significant Accounting Policies

(a) Basis of Presentation

Chinos Holdings, Inc. (the “Company”) was formed by investment funds affiliated with TPG Capital, L.P. (“TPG”) and Leonard Green & Partners, L.P. (“LGP” and, together with TPG, the “Sponsors”). J.Crew Group, Inc. and its wholly owned subsidiaries (“Group”) were acquired (the “Acquisition”) on March 7, 2011 through a merger with a subsidiary of the Company. Subsequent to the Acquisition, Group became an indirect, wholly owned subsidiary of the Company, which is owned by affiliates of the Sponsors, investors and members of management.

All significant intercompany balances and transactions within the Company are eliminated in consolidation.

(b) Business

The Company designs, contracts for the manufacture of, markets and sells women’s, men’s and children’s apparel and accessories under the J.Crew and Madewell brand names. The Company’s products are marketed primarily in the United States, Canada, the United Kingdom and Hong Kong through its retail and factory stores, its websites and select wholesale customers.

The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its revenues generally to be lower in the first and second quarters than in the third and fourth quarters (which includes the holiday season) of each fiscal year.

A significant amount of the Company’s products are produced in Asia through arrangements with independent contractors. As a result, the Company’s operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located or by the imposition of additional duties or regulations relating to imports or by the contractor’s inability to meet the Company’s production requirements.

(c) Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal years 2018, 2017, and 2016 ended on February 2, 2019, February 3, 2018, and January 28, 2017, respectively. Fiscal years 2018 and 2016 each consisted of 52 weeks, and fiscal year 2017 consisted of 53 weeks.

(d) Use of Estimates in the Preparation of Financial Statements

Management is required to make estimates and assumptions about future events in preparing financial statements in conformity with generally accepted accounting principles (“GAAP”). These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses at the date of the consolidated financial statements. While management believes that past estimates and assumptions have been materially accurate, current estimates are subject to change if different assumptions as to the outcome of future events are made. Management evaluates estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on reasonable factors. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying consolidated financial statements.

(e) Revenue Recognition

At the beginning of fiscal 2018, the Company early adopted a pronouncement that clarified the principles of revenue recognition and standardized a comprehensive model for recognizing revenue arising from contracts with customers. The adoption was applied to all periods presented.

Revenue is recognized at the point-of-sale in the stores and at the date of receipt by a customer in the e-commerce business. Prices for all merchandise are listed in the Company’s websites and are confirmed with the customer upon order. The customer has no cancellation privileges other than customary rights of return. In the wholesale business, revenue is recognized at the time ownership is transferred to a wholesale customer. The Company presents taxes collected from customers and remitted to governmental authorities on a net basis on the consolidated statements of operations.

A liability is recognized at the time a gift card is sold, and revenue is recognized at the time the gift card is redeemed for merchandise.

The Company defers revenue and recognizes a liability for rewards points issued in connection with its customer loyalty program for the rewards points expected to be redeemed for merchandise in the future.

The Company makes estimates of future sales returns related to current period sales. On the consolidated balance sheet, the Company records an asset in other current assets for the inventory expected to be returned and a liability in other current liabilities for the sales expected to be refunded. On the consolidated statement of operations, the Company presents the change in the liability in total revenues and the change in the asset in cost of goods sold.

Royalty income from the Company’s private label credit card is recorded in other revenues as underlying sales occur.

Amounts billed to customers for shipping and handling fees are recorded in Direct to Consumer (“DTC”) revenues. Other revenues reflect income from unredeemed gift cards, estimated based on company-specific historical trends, which amounted to $3,456 in fiscal 2018, $4,359 in fiscal 2017, and $5,208 in fiscal 2016.

(f) Merchandise Inventories, net

Merchandise inventories, net are stated at the lower of average cost or net realizable value. The Company capitalizes certain design, purchasing and warehousing costs in inventory and these costs are included in cost of goods sold as the inventories are sold.

At the end of fiscal 2018, the Company owned substantial excess merchandise inventories. As a result, the Company recorded a charge of $39.3 million for expected losses on the disposition of those inventories.

(g) Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $127,149 in fiscal 2018, $89,621 in fiscal 2017, and $92,478 in fiscal 2016.

(h) Lease-Related Deferred Credits

Rental payments under operating leases are charged to expense on a straight-line basis after consideration of rent holidays, step rent provisions and escalation clauses. Differences between rental expense, which is recognized from the date of possession, and actual rental payments are recorded as deferred rent and included in deferred credits.

The Company receives construction allowances upon entering into certain store leases. These construction allowances are recorded as deferred credits and are amortized as a reduction of rent expense over the term of the related lease. Deferred construction allowances were $63,876 and $70,390 at February 2, 2019 and February 3, 2018, respectively.

(i) Share-Based Compensation

The fair value of time-based employee awards is recognized as compensation expense on a straight-line basis over the requisite service period of the award. The fair value of restricted stock, which vests when specified levels of profitability as measured by the Company are met, will not be recognized until such event is deemed probable. Determining the fair value of options at the grant date requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise, the associated volatility and the expected dividend yield. Upon grant of awards, the Company also estimates an amount of forfeitures that will occur prior to vesting. See note 8 for more information regarding share-based awards.

(j) Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives using the straight-line method. Buildings and improvements are depreciated over estimated useful lives of twenty years. Furniture, fixtures and equipment are depreciated over estimated useful lives, ranging from three to ten years. Leasehold improvements are depreciated over the shorter of their useful lives or related lease terms (without consideration of optional renewal periods).

The Company capitalizes certain costs (included in fixtures and equipment) related to the acquisition and development of software and amortizes these costs using the straight-line method over the estimated useful life of the software, which is three to five years. Certain development costs not meeting the criteria for capitalization are expensed as incurred.

(k) Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of such assets based upon estimated cash flow forecasts. Charges for impairment of long-lived assets were $10,765 in fiscal 2018, $11,387 in fiscal 2017 and $7,752 in fiscal 2016. See notes 7 and 13 for more information regarding impairment of long-lived assets.

(l) Income Taxes

The Company accounts for income taxes using an asset and liability method. Deferred tax assets and deferred tax liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using current enacted tax rates in effect in the years in which those temporary differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in the valuation allowances are included in the Company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

With respect to uncertain tax positions taken or expected to be taken on a tax return, the Company recognizes in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized from uncertain positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon effective settlement.

The Company recognizes interest expense and income related to income taxes as a component of interest expense, and penalties as a component of selling, general and administrative expenses.

(m) Segment Information

The Company has two operating segments, J.Crew and Madewell, which are aggregated into one reportable segment. The Company’s identifiable assets are located primarily in the United States. Export sales are not material.

(n) Cash and Cash Equivalents

The Company considers all highly liquid marketable securities, with maturities of 90 days or less when purchased, to be cash equivalents. As of February 2, 2019, there were no cash equivalents. As of February 3, 2018, cash equivalents were $65,667 at cost, which approximates fair market value.

As of February 2, 2019, the Company has restricted cash of $13,747 held in an escrow account, which it received in connection with the termination of its lease of its former corporate headquarters. The restricted cash is permitted to be used to fund leasehold improvements at the Company’s new corporate office space. The restriction was lifted when the Company fully vacated its former office space in June 2019. See note 18 for more information on the Company’s corporate headquarters relocation.

(o) Operating Expenses

Cost of goods sold (including buying and occupancy costs) includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations, and all shipping and handling and delivery costs.

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily administrative payroll, store expenses other than occupancy costs, depreciation and amortization, certain warehousing expenses (aggregating to $65,664 in fiscal 2018, $42,350 in fiscal 2017 and $40,841 in fiscal 2016) and credit card fees.

(p) Deferred Financing Costs

Deferred financing costs are amortized over the term of the related debt agreements. The amortization is included in interest expense, net.

(q) Goodwill and Intangible Assets

The Acquisition of the Company was accounted for as a purchase business combination, whereby the purchase price paid was allocated to recognize the acquired assets and liabilities at fair value. In connection with the purchase price allocation, intangible assets were established for the J.Crew and Madewell trade names, loyalty program, customer lists and favorable lease commitments. The purchase price in excess of the fair value of assets and liabilities was recorded as goodwill, which consists primarily of intangible assets related to the knowhow, design and merchandising abilities that do not qualify for separate recognition.

Indefinite-lived intangible assets, such as the J.Crew trade name and goodwill, are not subject to amortization. The Company assesses the recoverability of indefinite-lived intangibles whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its estimated fair value, the Company records a charge to write the intangible asset down to its fair value. Definite-lived intangibles, such as the Madewell trade name and favorable lease commitments, are amortized on a straight-line basis over their useful life or remaining lease term. See note 7 for more information regarding goodwill and intangible assets of the Company.

The Company assesses the recoverability of goodwill at the reporting unit level, which consists of its operating segments, J.Crew and Madewell, of which only Madewell has goodwill. In this assessment, the Company first compares the estimated enterprise fair value of the Madewell reporting unit to its recorded carrying value. The Company estimates the enterprise fair value based on a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. If the recorded carrying value of the Madewell reporting unit exceeds its estimated enterprise fair value in the first step, a second step is performed in which the Company allocates the enterprise fair value to the fair value of the Madewell’s net assets. The second step of the impairment testing process requires, among other things, estimates of fair values of substantially all of the Company’s tangible and intangible assets. Any enterprise fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill for Madewell. If the recorded goodwill balance for Madewell exceeds the implied fair value of goodwill, an impairment charge is recorded to write goodwill down to its fair value. See note 7 for more information regarding impairment of goodwill and intangible assets.

(r) Dividends

Dividends are recorded at the declaration date as a reduction of additional paid-in capital. Undeclared dividends are not recorded as a reduction in additional paid-in capital but are contemplated in the Company’s calculation of income (loss) per share.

(s) Foreign Currency Translation

The financial statements of the Company’s foreign operations are translated into U.S. dollars. Assets and liabilities are translated at current exchange rates as of the balance sheet date, equity accounts at historical exchange rates, while revenue and expense accounts are translated at the average rates in effect during the year. Translation adjustments are not included in determining net income, but are included in accumulated other comprehensive loss within stockholders’ deficit. As of February 2, 2019 and February 3, 2018, foreign currency translation adjustments resulted in accumulated losses of $682 and accumulated gains of $1,703, respectively. Foreign currency transaction gains included in operating results were $0.4 million in fiscal 2018, $1.4 million in fiscal 2017 and $1.5 million in fiscal 2016.

(t) Derivative Financial Instruments

The Company enters into interest rate swap agreements to manage a portion of its interest rate risk related to floating rate indebtedness. As cash flow hedges, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreements are highly correlated to the changes in interest rates to which the Company is exposed. Unrealized gains and losses on these instruments are designated as effective or ineffective. The effective portion of such gains or losses is recorded as a component of accumulated other comprehensive loss, while the ineffective portion of such gains or losses is recorded as a component of interest expense. Realized gains and losses in connection with each required interest payment are reclassified from accumulated other comprehensive loss to interest expense.

(u) Income (loss) per share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Common shares outstanding includes common stock and vested restricted stock. Diluted income (loss) per share includes the determinants of basic income per share and, in addition, reflects the dilutive effect of unvested restricted stock for which future service is required as a condition to the delivery of the underlying stock. Diluted earnings per share for fiscal 2018 and fiscal 2016 is the same as basic earnings per share since the dilutive calculation would have an anti-dilutive impact as a result of the net losses incurred.

2. Income (loss) per share

The calculation of basic income (loss) per share and diluted income (loss) per share is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
Net loss	$(67,778)	$(71,709)	$(70,409)
Gain on equity-for-equity exchange(b)	—	782,200	—
Dividends on Class L Stock—undeclared	—	(44,534)	(97,951)
Preferred stock dividends—declared	(21,320)	(3,612)	—
Preferred stock dividends—undeclared	(8,532)	(8,271)	—

Net income (loss) applicable to common shareholders	$(97,630)	$654,074	$(168,360)

Weighted average common shares outstanding (in thousands)
Basic	113,057	62,335	84

Diluted	113,057	67,546	84

Income (loss) per share
Basic	$(0.86)	$10.49	$(2,004.29)

Diluted	$(0.86)	$9.68	$(2,004.29)

(a)	Consists of 53 weeks.
(b)

In the second quarter of fiscal 2017, in connection with a debt exchange and refinancing, the holders of the then Class L Common Stock exchanged their stock for (i) new Series B Preferred Stock and (ii) Class A Common Stock. Since the former Class L Common Stock had characteristics of preferred stock, the difference between (i) the carrying amount of the Class L Common Stock of $892 million and (ii) the fair value of the Series B Preferred Stock of $110 million and Class A Common Stock of zero was included as a gain on equity-for-equity exchange in the Company’s calculation of income per share for the year ended February 3, 2018.

The number of potentially dilutive securities excluded from the calculation of diluted loss per share are as follows:

	February 2, 2019	February 3, 2018	January 28, 2017
Unvested shares of restricted stock (in thousands)	9,693	—	29

3. Revenue Recognition

Overview

The Company generates revenue from three sources: (i) customers who shop in its brick-and-mortar stores, (ii) customers who shop on its websites, and (iii) wholesale customers who buy and resell its merchandise. The Company recognizes revenue at (i) the point-of-sale in brick-and-mortar stores, (ii) the date of receipt by a customer in the e-commerce business, and (iii) the time ownership is transferred in the wholesale business.

Disaggregation of Revenue

A summary of disaggregated revenue is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
DTC(b)	$2,346,352	$2,301,287	$2,391,535
Wholesale	126,714	62,180	28,707
Other	10,928	10,228	11,353

Total revenues	$2,483,994	$2,373,695	$2,431,595

(a)	Consists of 53 weeks.
(b)	DTC revenues include net sales generated from customers who shop in the Company’s stores and customers who shop on its websites, including shipping and handling income.

Accounts Receivable

A summary of accounts receivable with respect to the Company’s wholesale customers is as follows:

	February 2, 2019	February 3, 2018
Accounts receivable	$40,439	$23,503
Less allowance for doubtful accounts	(97)	(312)

Accounts receivable, net	$40,342	$23,191

Contract Liabilities

The Company recognizes a contract liability when it has received consideration from a customer and has a future performance obligation to transfer merchandise to the customer. The Company’s contract liabilities include (i) unredeemed gift cards and (ii) unredeemed loyalty program rewards.

With respect to unredeemed gift cards, the Company is obligated to transfer merchandise in the future when a holder uses a gift card to make a purchase. The contract liability for gift cards is increased when customers purchase cards, and decreased when (i) a customer redeems the card or (ii) the Company estimates the gift card will go unredeemed (referred to as “breakage”). All of the Company’s gift cards do not have an expiration date, and are classified as a current liability.

With respect to unredeemed loyalty program rewards, the Company is obligated to transfer merchandise to the customer upon accumulating points to certain thresholds. The contract liability for loyalty program rewards is increased as certain customers make qualifying purchases, and decreased when (i) a reward is redeemed for merchandise or (ii) the Company estimates that points will expire and go unredeemed.

Rollforwards of the liabilities for gift cards and loyalty program awards are as follows:

	Unredeemed Gift Cards
	For the Year Ended
	February 2, 2019	February 3, 2018
Balance at beginning of period	$32,665	$34,698
Issuance of cards	73,980	68,365
Redemption of cards	(67,153)	(65,832)
Recognition of estimated breakage	(3,456)	(4,368)
Other	131	(198)

Balance at end of period	$36,167	$32,665

	Unredeemed Loyalty Program Rewards
	For the Year Ended
	February 2, 2019	February 3, 2018
Balance at beginning of period	$8,422	$8,420
Redemption of cards	(22,011)	(12,641)
Recognition of estimated breakage	(6,137)	(4,379)
Earning of loyalty program points	33,356	16,732
Other	200	290

Balance at end of period	$13,830	$8,422

4. Debt Exchange and Refinancing

Transaction Overview

In the second quarter of fiscal 2017, the Company and certain of its subsidiaries completed the following interrelated liability management transactions:

•

a private exchange offer (the “Exchange Offer”) pursuant to which $565.7 million aggregate principal amount of the outstanding 7.75%/8.50% Senior PIK Toggle Notes due 2019 (the “PIK Notes”) issued by Chinos Intermediate Holdings A, Inc., a direct wholly-owned subsidiary of the Company (the “PIK Notes Issuer”), were exchanged for aggregate consideration consisting of:

•

$249,596 aggregate principal amount of 13% Senior Secured Notes due 2021 issued by J.Crew Brand, LLC and J.Crew Brand Corp. (the “Exchange Notes”), which are secured primarily by the U.S. intellectual property assets held by J.Crew Domestic Brand, LLC (“IPCo”);

•

189,688 shares of the Company’s 7% non-convertible perpetual series A preferred stock, no par value per share, with an aggregate initial liquidation preference of $189,688 (the “Series A Preferred Stock”); and

•	15% of the Company’s common equity, or 17,362,719 shares of the Company’s class A common stock, $0.00001 par value per share (the “Class A Common Stock”);

•	certain amendments to the indenture governing the PIK Notes; and

•	an amendment to the Company’s Amended and Restated Credit Agreement, dated as of March 5, 2014 (the “Term Loan Facility”) to, among other things, facilitate the following related transactions:

•	the repayment of $150.5 million principal amount of term loans then outstanding under the Term Loan Facility;

•

the transfer of the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand (the “Additional Transferred IP”) to IPCo, which, together with the undivided 72.04% ownership interest transferred in December 2016 (the “Initial Transferred IP”) represent 100% of the U.S. intellectual property rights of the J.Crew brand (the “Transferred IP”), and the execution of related license agreements;

•

the issuance of $97.0 million aggregate principal amount of an additional series of 13% Senior Secured Notes due 2021 by J.Crew Brand, LLC and J.Crew Brand Corp. (the “New Money Notes” and, together with the Exchange Notes, the “Notes”), subject to the same terms and conditions as the Exchange Notes, for cash at a 3% discount, subject to the terms of the note purchase agreement, dated June 12, 2017, the proceeds of which were loaned on a subordinated basis to the Company and were applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above; and

•

the raising of additional borrowings under the Term Loan Facility of $30.0 million (at a 2% discount) provided by the Company’s Sponsors (the “New Term Loan Borrowings”), the net proceeds of which were also applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above.

The Company accounted for the Exchange Offer in accordance with ASC 470 – Debt, which resulted in a portion of the exchange to be considered a trouble debt restructuring (“TDR”). Accordingly, pursuant to such guidance for a TDR, future interest payments of $219.8 million were recognized as debt on the consolidated balance sheet at the date of the Exchange Offer. As these future payments are made, the Company will record these distributions as a reduction of debt, and will not recognize interest expense on the consolidated statement of operations.

5. Redeemable Preferred Stock

Series A Preferred Stock

General. The Company has 190,000 shares of Series A Preferred Stock authorized for issuance. There were 189,688 shares of Series A Preferred Stock issued and outstanding as of February 2, 2019 and February 3, 2018, respectively. They were recorded at fair value of $70.6 million as of issuance on July 13, 2017.

Dividends. Dividends on the Series A Preferred Stock are cumulative and accrue at a rate of 5% per annum either paid in cash or paid-in-kind (“PIK”) resulting in an increase in the liquidation preference, at the election of the company; and 2% per annum PIK, in each case, compounding semi-annually, on September 15 and March 15 of each year, commencing on September 15, 2017. The Company pays, to the extent of lawfully available funds, cash dividends on the Series A Preferred Stock, when and if declared by the Company’s board of directors.

Redemption. The Company or the Sponsors may redeem not less than all of the Series A Preferred Stock at a price equal to 100% of the liquidation preference of $1,000 per share plus any accrued and unpaid dividends to, but not including, the redemption date.

Liquidation. In the event the Company liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the Series A Preferred Stock are entitled to receive a liquidating distribution of $1,000 per share, plus any accrued and unpaid dividends, out of assets of the Company available for distribution to stockholders before it makes any distribution of assets to the holders of its junior stock. The liquidation features associated with the Company’s Series A Preferred Stock result in mezzanine equity classification rather than as a component of stockholders’ deficit.

Series B Preferred Stock

General. In connection with the settlement of the Exchange Offer, the then-current holders, including the Sponsors, of the Company’s Class L Common Stock, par value $0.001 per share, with an aggregate liquidation preference of $892.2 million as of the date of the Exchange Offer (the “Class L Common Stock”), elected to convert all of the outstanding shares of Class L Common Stock into (i) 110,000 shares of the Company’s 7% non-convertible perpetual preferred stock, Series B, no par value per share, with an aggregate initial liquidation preference of $110,000 (the “Series B Preferred Stock”), which is pari passu with the Series A Preferred Stock, and (ii) 95,336,600 shares of Class A Common Stock, as part of a non-cash transaction.

The Company has 130,000 shares of Series B Preferred Stock authorized for issuance. There were 110,000 shares of Series B Preferred Stock issued and outstanding as of February 2, 2019 and February 3, 2018, respectively.

Dividends. Dividends on the Series B Preferred Stock are cumulative and accrue at a rate of 7% per annum PIK, compounding semi-annually, on September 15 and March 15 of each year, commencing on September 15, 2017.

Redemption. The Company or the Sponsors may redeem not less than all of the Series B Preferred Stock at a price equal to 100% of the liquidation preference of $1,000 per share plus any accrued and unpaid dividends to, but not including, the redemption date.

Liquidation. In the event the Company liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the Series B Preferred Stock are entitled to receive a liquidating distribution of $1,000 per share, plus any accrued and unpaid dividends, out of assets of the Company available for distribution to stockholders before it makes any distribution of assets to the holders of its junior stock. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company to be distributed amongst the holders exceed the aggregate liquidation value of all shares held by the holders, then a portion equal to 2.67% of such excess shall be distributed to the holders. The liquidation features associated with the Company’s Series B Preferred Stock result in mezzanine equity classification rather than as a component of stockholders’ deficit.

A rollforward of changes in each class of preferred shares is as follows:

	Series A Preferred Stock	Series B Preferred Stock
Balance at January 28, 2017	$—	$—
Issuances	70,573	110,000
Dividends paid in kind	653	1,331

Balance at February 3, 2018	$71,226	$111,331
Dividends paid in kind	3,825	7,930

Balance at February 2, 2019	$75,051	$119,261

6. Management Services Agreement

Pursuant to a management services agreement entered into in connection with the Acquisition, and in exchange for ongoing consulting and management advisory services (the “Services”) provided to Group, the Sponsors received an aggregate annual monitoring fee prepaid quarterly equal to the greater of (i) 40 basis points of consolidated annual revenues or (ii) $8 million (in either case, the “Advisory Fee”). The Sponsors also receive reimbursement for out-of-pocket expenses incurred in connection with services provided pursuant to the agreement.

On July 13, 2017, the management services agreement was amended and restated to require the Company to provide the Services previously provided by the Sponsors. In addition to the amendment, the Company and Sponsors entered into a new management services agreement, pursuant to which the Sponsors provide the Services to the Company for an amount equal to the Advisory Fee less the accrued cash dividend in an amount equal to 5% of the liquidation preference on the outstanding Series A Preferred Stock of the Company.

The Company recorded an expense of $0.3 million in fiscal 2018, $4.2 million in fiscal 2017, and $10.0 million in fiscal 2016 for monitoring fees and out-of-pocket expenses, included in selling, general and administrative expenses in the statements of operations.

7. Goodwill and Intangible Assets

A summary of the components of intangible assets is as follows:

	Favorable Lease Commitments	Madewell Trade Name	Key Money	J.Crew Trade Name	Total
Balance at January 28, 2017	$8,640	$57,742	$3,827	$379,995	$450,204
Amortization expense	(4,728)	(4,100)	(257)	—	(9,085)
Impairment losses	—	—	(2,060)	(129,800)	(131,860)
Effect of changes in foreign exchange rates	—	—	(557)	—	(557)

Balance at February 3, 2018	$3,912	$53,642	$953	$250,195	$308,702
Amortization expense	(3,004)	(4,100)	(132)	—	(7,236)
Effect of changes in foreign exchange rates	—	—	(69)	—	(69)

Balance at February 2, 2019	$908	$49,542	$752	$250,195	$301,397

Total accumulated amortization or impairment losses at February 2, 2019	$(60,102)	$(32,458)	$(4,065)	$(635,105)	$(731,730)

Estimated amortization expense of intangible assets for the next five fiscal years is as follows: $5 million in fiscal 2019, $4 million in fiscal 2020, $4 million in fiscal 2021, $4 million in fiscal 2022, and $4 million in fiscal 2023.

The impairment losses were the result of the write-down of the following assets:

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
Intangible asset related to the J.Crew trade name	$—	$129,800	$—
Long-lived assets (see note 13)	10,765	11,387	7,752

Impairment losses	$10,765	$141,187	$7,752

The carrying value of goodwill of $107.9 million relates to the Madewell reporting unit. There is no remaining goodwill attributable to the J.Crew reporting unit. The carrying value of the J.Crew and Madewell trade names is $250.2 million and $49.5 million, respectively, at February 2, 2019. If revenues or operating results decline below the Company’s current expectations, additional impairment charges may be recorded in the future.

8. Share-Based Compensation

Chinos Holdings, Inc. 2011 Equity Incentive Plan

On March 4, 2011, the Company adopted the Chinos Holdings, Inc. 2011 Equity Incentive Plan (the “2011 Plan”). On July 13, 2017, in connection with a debt exchange and refinancing, the Company completed a recapitalization of its outstanding equity. The recapitalization resulted in, among other things, a reverse stock split of the shares of common stock underlying the share-based awards issued by the Company. The reverse stock split of 10,000-to-1 resulted in (i) a substantial decrease in the number of authorized awards from 91,740,627 shares to 9,174 shares, and (ii) a substantial increase in the exercise price of $0.10 to $1,000 per share. The total unrecognized compensation cost associated with the split-adjusted awards is not material to the financial statements. The related disclosures associated with the split-adjusted awards are not meaningful or material, and have been omitted from this footnote.

The recapitalization included (i) the issuance of preferred stock of the Company, including an authorization for equity awards to be granted up to 20,000 shares and (ii) the issuance of additional shares of common stock of the Company, including an authorization for equity awards to be granted up to 13,003,295 shares. Additionally, on October 3, 2017, the Company authorized additional awards of 5,209,823 shares to be granted to its then-Chief Executive Officer in accordance with an employment agreement.

A summary of the shares available for grant as stock options or other share-based awards, as adjusted for the reverse stock split where appropriate, is as follows:

	Common Stock Awards	Preferred Stock Awards
Available for grant at February 3, 2018	13,018,649	20,000
Authorized	—	—
Granted	(9,737,275)	—
Cancelled	(2,251,573)	—
Forfeited and available for reissuance	4,314,593	—

Available for grant at February 2, 2019	5,344,394	20,000

Restricted Stock

In fiscal 2018, the Company issued 9,642,740 shares of restricted stock, of which 5,317,070 shares vest over the requisite service periods of two to five years and 4,325,670 shares vest when certain performance conditions are met. The fair value of the restricted stock grant was $0.04.

A summary of restricted stock activity under the 2011 Plan, as adjusted for the reverse stock split, is as follows:

	Shares	Weighted Average Grant Date Fair Value
Outstanding at February 3, 2018	5,210,523	$0.05
Granted	9,642,740	$0.04
Vested	(845,314)	$—
Forfeited or cancelled	(4,314,593)	$0.03

Outstanding at February 2, 2019	9,693,356	$0.04

9. Property and Equipment

A summary of property and equipment, net is as follows:

	February 2, 2019	February 3, 2018
Land	$3,361	$3,361
Buildings and improvements	27,397	27,678
Fixtures and equipment	195,185	232,731
Leasehold improvements	223,244	282,643
Construction in progress	16,780	8,938

	465,967	555,351
Less accumulated depreciation and amortization	(222,347)	(265,910)

	$243,620	$289,441

10. Other Current Liabilities

A summary of other current liabilities is as follows:

	February 2, 2019	February 3, 2018
Customer liabilities	$44,528	$35,467
Reserve for sales returns	37,493	23,946
Accrued freight	21,001	8,918
Accrued compensation	18,616	33,201
Deferred revenue	12,687	7,826
Accrued severance	7,965	3,543
Taxes, other than income taxes	5,240	5,646
Accrued occupancy	1,572	1,489
Other, primarily accrued operating expenses	96,040	57,170

	$245,142	$177,206

11. Long-term Debt and Credit Agreements

A summary of long-term debt is as follows:

	February 2, 2019	February 3, 2018
Term Loan Facility	$1,373,554	$1,388,258
Notes	346,596	346,596
PIK Notes	963	886
Future interest payments recorded as debt under TDR	151,669	206,992
Less: current portion	(99,308)	(82,411)
Less: deferred financing costs	(4,717)	(6,947)
Less: discount	(1,838)	(2,720)

Long-term debt, net	$1,766,919	$1,850,654

Borrowings under the ABL Facility	$70,800	$—

ABL Facility

The Company has an asset-based credit facility (the “ABL Facility”), which is governed by an asset-based credit agreement with Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto, that, following the Sixth Amendment described below, provides for a $375 million senior secured asset-based revolving line of credit (which may be increased by up to $75 million in certain circumstances), subject to a borrowing base limitation. The Company cannot borrow in excess of $375 million under the ABL Facility without the consent of holders of at least a majority of the loans outstanding under the Term Loan Facility. The ABL Facility includes borrowing capacity in the form of letters of credit up to $200 million, and up to $25 million in U.S. dollars for loans on same-day notice, referred to as swingline loans, and is available in U.S. dollars, Canadian dollars and Euros. Any amounts outstanding under the ABL Facility are due and payable in full on the maturity date of November 17, 2021.

On September 19, 2018, the Company entered into a Sixth Amendment to Credit Agreement (Incremental Amendment) (the “Sixth Amendment”), which amended the ABL Facility to increase the revolving credit commitment from $350 million to $375 million, with the additional $25 million provided by MUFG Union Bank, N.A., which joined the ABL Facility as an additional lender.

Loans drawn under the ABL Facility bear interest at a rate per annum equal to, at Group’s option, any of the following, plus, in each case, an applicable margin: (a) in the case of loans in U.S. dollars, a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00%; (b) in the case of loans in U.S. dollars or in Euros, a LIBOR determined by reference to the costs of funds for deposits in the relevant currency for the interest period relevant to such loan adjusted for certain additional costs; (c) in the case of loans in Canadian dollars, the average offered rate for Canadian dollar bankers’ acceptances having an identical term of the applicable loan; and (d) in the case of loans in Canadian dollars, a fluctuating rate determined by reference to the higher of (1) the average offered rate for 30 day Canadian dollar bankers’ acceptances plus 0.50% and (2) the prime rate of Bank of America, N.A. for loans in Canadian dollars. The applicable margin for loans under the ABL Facility varies based on Group’s average historical excess availability and ranges from 0.25% to 0.75% with respect to base rate loans and loans in Canadian dollars bearing interest at the rate described in the immediately preceding clause (d), and from 1.25% to 1.75% with respect to LIBOR loans and loans in Canadian dollars bearing interest at the rate described in the immediately preceding clause (c). In addition, Group is required to pay a commitment fee of 0.25% per annum, in respect of the unutilized commitments under the ABL Facility, as well as customary letter of credit and agency fees.

All obligations under the ABL Facility are unconditionally guaranteed by Group’s immediate parent and certain of Group’s existing and future wholly owned domestic subsidiaries (referred to herein as the subsidiary guarantors) and are secured, subject to certain exceptions, by substantially all of Group’s assets and the assets of Group’s immediate parent and the subsidiary guarantors, including, in each case subject to customary exceptions and exclusions:

•

a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts (other than any designated deposit accounts containing solely the proceeds of collateral with respect to which the obligations under the ABL Facility have only a second-priority security interest), securities accounts, commodities accounts and certain assets related to the foregoing and, in each case, proceeds thereof (such property, the “Current Asset Collateral”);

•

a second-priority pledge of all of Group’s capital stock directly held by Group’s immediate parent and a second priority pledge of all of the capital stock directly held by Group and any subsidiary guarantors (which pledge, in the case of the capital stock of each (a) domestic subsidiary that is directly owned by Group or by any subsidiary guarantor and that is a disregarded entity for United States Federal income tax purposes substantially all of the assets of which consist of equity interests in one or more foreign subsidiaries or (b) foreign subsidiary, is limited to 65% of the stock of such subsidiary); and

•	a second-priority security interest in substantially all other tangible and intangible assets, including substantially all of the Company’s owned intellectual property.

The ABL Facility includes restrictions on Group’s ability and the ability of certain of its subsidiaries to, among other things, incur or guarantee additional indebtedness, pay dividends (including to the Company) on, or redeem or repurchase, capital stock, make certain acquisitions or investments, materially change its business, incur or permit to exist certain liens, enter into transactions with affiliates or sell its assets to, or merge or consolidate with or into, another company. In addition, from the time when excess availability under the ABL Facility is less than the greater of (a) 10.0% of the lesser of (1) the commitment amount and (2) the borrowing base and (b) $27.5 million, until the time when Group has excess availability under the ABL Facility equal to or greater than the greater of (a) 10.0% of the lesser of (1) the commitment amount and (2) the borrowing base and (b) $27.5 million for 30 consecutive days, the credit agreement governing the ABL Facility requires Group to maintain a Fixed Charge Coverage Ratio (as defined in the ABL Facility) tested as of the last day of each fiscal quarter, of not less than 1.0 to 1.0.

Although Group’s immediate parent is not generally subject to the negative covenants under the ABL Facility, such parent is subject to a holding company covenant that limits its ability to engage in certain activities.

The credit agreement governing the ABL Facility additionally contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default, including without limitation, a cross-default according to the terms of any indebtedness with an aggregate principal amount of $35 million or more. If an event of default occurs under the ABL Facility, the lenders may declare all amounts outstanding under the ABL Facility immediately due and payable. In such event, the lenders may exercise any rights and remedies they may have by law or agreement, including the ability to cause all or any part of the collateral securing the ABL Facility to be sold.

On February 2, 2019, standby letters of credit were $64.7 million, outstanding borrowings were $70.8 million, and excess availability, as defined, was $233.7 million. The weighted average interest rate on the borrowings outstanding under the ABL Facility was 5.05% on February 2, 2019. Average short-term borrowings under the ABL Facility were $70.3 million and $9.1 million in fiscal 2018 and fiscal 2017, respectively.

Demand Letter of Credit Facility

The Company has an unsecured demand letter of credit facility with HSBC which provides for the issuance of up to $20 million of documentary letters of credit on a no fee basis. On February 2, 2019, outstanding documentary letters of credit were $6.4 million, and availability under this facility was $13.6 million.

Term Loan Facility

2017 Amendment. On July 13, 2017, concurrently with the settlement of the Exchange Offer, the Company amended its Term Loan Facility to, among other things, (i) increase the interest rate applicable to the loans held by consenting lenders, which represented 88% of lenders, (the “Consenting Lenders”; and the loans held by the Consenting Lenders, the “Amended Loans”) by 22 basis points, (ii) increase the amount of amortization payable to Consenting Lenders, (iii) provide for the New Term Loan Borrowings of $30.0 million, (iv) amend certain covenants and events of default and (v) direct Wilmington Savings Fund Society, FSB, as administrative agent under the Term Loan Facility, to dismiss, with prejudice, certain litigation regarding the Initial Transferred IP (and the related actions). Additionally, the Company repaid $150.5 million of principal amount of term loans outstanding under the Term Loan Facility, which was financed with (i) the net proceeds from the New Money Notes of $94.1 million, (ii) the net proceeds from the New Term Loan Borrowings of $29.4 million and (iii) cash on hand of $27.0 million.

Interest Rate. Initial borrowings under the Term Loan Facility bear interest at a rate per annum equal to an applicable margin (which, in the case of the Amended Loans, was increased by 22 basis points) plus, at Group’s option, either (a) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (b) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus

0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. New Term Loan Borrowings bear interest at LIBOR plus 9% per annum payable in cash plus 3% per annum payable in kind.

The weighted average interest rate on the borrowings outstanding under the Term Loan Facility was 6.18% on February 2, 2019. The applicable margin (i) in effect for base rate borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 2.00%, (y) in the case of the Amended Loans, 2.22% and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind) and (ii) with respect to LIBOR borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 3.00% and the LIBOR Floor, (y) in the case of the Amended Loans, 3.22% and the LIBOR Floor and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind), respectively, at February 2, 2019.

Principal Repayments. The Company is required to make principal repayments equal to 0.25% of the original principal amount of the Term Loan Facility (excluding the New Term Loan Borrowings), or $3.9 million, on the last business day of January, April, July, and October. The Company is also required (i) to repay the term loan based on an annual calculation of excess cash flow, as defined in the agreement, (ii) in the second quarter of fiscal 2019, to make a principal repayment of $11.9 million which is equal to 1.00% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017 and (iii) beginning on July 31, 2019, on the last business day of January, April, July and October, to make additional principal repayments of $1.5 million equal to 0.125% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. The maturity date of the Term Loan Facility is March 5, 2021.

All obligations under the Term Loan Facility are unconditionally guaranteed by Group’s immediate parent and the subsidiary guarantors (which do not include IPCo, J.Crew Brand, LLC, J.Crew Brand Corp., J.Crew International Brand, LLC and J.Crew Brand Intermediate, LLC, which are designated as unrestricted subsidiaries under the Term Loan Facility) and are secured, subject to certain exceptions, by substantially all of Group’s assets and the assets of Group’s immediate parent and the subsidiary guarantors, including, in each case subject to customary exceptions and exclusions:

•

a first-priority pledge of all of Group’s capital stock directly held by Group’s immediate parent and a first-priority pledge of all of the capital stock directly held by Group and the subsidiary guarantors (which pledge, in the case of the capital stock of each (a) domestic subsidiary that is directly owned by Group or by any subsidiary guarantor and that is a disregarded entity for United States Federal income tax purposes substantially all of the assets of which consist of equity interests in one or more foreign subsidiaries or (b) foreign subsidiary, is limited to 65% of the stock of such subsidiary);

•

a first-priority security interest in substantially all of Group’s immediate parent’s, Group’s and the subsidiary guarantor’s other tangible and intangible assets (other than the assets described in the following bullet point), including substantially all of the Company’s real property, and designated deposit accounts containing solely the proceeds of collateral with respect to which the obligations under the Term Loan Facility have a first-priority security interest; and

•	a second-priority security interest in Current Asset Collateral.

The Term Loan Facility includes restrictions on Group’s ability and the ability of Group’s immediate parent and certain of Group’s subsidiaries to, among other things, incur or guarantee additional indebtedness, pay dividends (including to the Company) on, or redeem or repurchase, capital stock, make certain acquisitions, dispositions or investments, materially change the business of the Company, incur or permit to exist certain liens, enter into transactions with affiliates or sell the Company’s assets to, or merge or consolidate with or into, another company.

Beginning with the fiscal quarter ending on or about November 2, 2019, under the Term Loan Facility, the Company is subject to a maximum total leverage ratio tested as of the last day of each fiscal quarter. The credit agreement governing the Term Loan Facility also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default, including without limitation, a cross-default according to the terms of any indebtedness with an aggregate principal amount of $35 million or more. If an event of default occurs under the Term Loan Facility, the lenders may declare all amounts outstanding under the Term Loan Facility immediately due and payable. In such event, the lenders may exercise any rights and remedies they may have by law or agreement, including the ability to cause all or any part of the collateral securing the Term Loan Facility to be sold.

Notes

General. On July 13, 2017, in connection with settlement of the Exchange Offer and the issuance of the Notes, J.Crew Brand, LLC and J.Crew Brand Corp. (together, the “Notes Co-Issuers”) and the Guarantors (as defined below) entered into (i) an indenture with U.S. Bank National Association, as Trustee and collateral agent, governing the terms of the Exchange Notes (the “Exchange Notes Indenture”) and (ii) an indenture with the Trustee and U.S. Bank, as collateral agent, governing the terms of the New Money Notes (the “New Money Notes Indenture”), which is in substantially the same form as the Exchange Notes Indenture.

Interest Rate. The Notes bear interest at a rate of 13% per annum, and interest is payable semi-annually on March 15 and September 15 of each year. The Notes mature on September 15, 2021.

Notes Guarantee. The Notes are guaranteed by J.Crew Brand Intermediate, LLC, IPCo and J.Crew International Brand, LLC, each of which is a Delaware limited liability company and a wholly-owned indirect subsidiary of the Company (collectively, the “Guarantors,” and each, a “Guarantor”). The PIK Notes Issuer also unconditionally guarantees the payment obligations of the Notes Co-Issuers and the Guarantors.

Exchange Notes Collateral. The Exchange Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the Initial Transferred IP and certain other assets of the Notes Co-Issuers and Guarantors, and on a second priority lien basis by the Additional Transferred IP, subject, in each case, to permitted liens under the Exchange Notes Indenture and that certain intercreditor agreement, entered into between the collateral agents on July 13, 2017.

New Money Notes Collateral. The New Money Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the Additional Transferred IP and certain other assets, and on a second priority lien basis by the Initial Transferred IP, subject, in each case, to permitted liens under the New Money Notes Indenture and the intercreditor agreement.

Redemption. The Notes are redeemable at the option of the Notes Co-Issuers, in whole or in part, at any time, at a price equal to one hundred percent (100%) of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make whole” premium. The Notes are not subject to any mandatory redemption obligation, and there is no sinking fund provided for the Notes.

Change in Control. Upon the occurrence of a Change of Control (as defined in each of the indentures, as applicable), the Notes Co-Issuers will be required to offer to repay all of the Notes at 100% of the aggregate principal amount repaid plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

Covenants. Each of the indentures contains covenants covering (i) the payment of principal and interest, (ii) maintenance of an office or agency for the payment of the Notes, (iii) reports to the applicable Trustee and holders of the Notes, (iv) stay, extension and usury laws, (v) payment of taxes, (vi) existence, (vii) maintenance of properties and (viii) maintenance of insurance. Each of the indentures relating to the Notes also includes covenants that (i) limit the ability to transfer the collateral and (ii) limit liens that may be imposed on the assets of the Guarantors, which covenants are, in each case, subject to certain exceptions set forth in each of the indentures.

Chinos Intermediate Holdings A, Inc. Senior PIK Toggle Note

In the fourth quarter of fiscal 2013, the PIK Notes Issuer, which is a direct wholly-owned subsidiary of the Company, issued $500 million of PIK Notes. As part of the refinancing in July 2017, $565.7 million in aggregate principal amount of the PIK Notes were exchanged for $249.6 million of Exchange Notes and shares of preferred and common stock of the Company. As of February 2, 2019, there were $1.0 million in aggregate principal amount of PIK Notes outstanding. For more information on the Exchange Offer, see note 4. The PIK Notes are: (i) senior unsecured obligations of the PIK Notes Issuer, (ii) structurally subordinated to all of the liabilities of the PIK Notes Issuers’ subsidiaries, and (iii) not guaranteed by any of the PIK Notes Issuers’ subsidiaries.

Interest Expense

A summary of the components of interest expense is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
Term Loan Facility	$78,159	$66,137	$62,027
Notes	45,057	24,656	—
Amortization of deferred financing costs and debt discount	3,704	5,234	6,867
ABL Facility	3,303	335	312
Realized hedging losses	2,357	10,717	10,472
PIK Notes	80	19,615	44,325
Interest expense reductions under TDR	(55,377)	(31,368)	—
Other, net of interest income of $43, $347 and $67	1,455	2,540	1,527

Interest expense, net	$78,738	$97,866	$125,530

12. Derivative Financial Instruments

October 2018 Interest Rate Swap

In October 2018, the Company entered into a floating-to-fixed interest rate swap agreement effective in March 2019 for a notional amount of $750 million. This instrument limits exposure to interest rate increases on a portion of the Company’s floating rate indebtedness through the expiration of the agreement in March 2020. Under the terms of this agreement, the Company’s effective fixed interest rate on the notional amount of indebtedness is 3.03% plus the applicable margin.

August 2014 Interest Rate Swaps

In August 2014, the Company entered into interest rate swap agreements that limited exposure to interest rate increases on a portion of the Company’s floating rate indebtedness. The interest rate swap agreements covered an aggregate notional amount of $800 million from March 2016 to March 2019 and carried a fixed rate of 2.56% plus the applicable margin.

The Company designated the interest rate swap agreements as cash flow hedges. As cash flow hedges, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreements are highly correlated to the changes in interest rates to which the Company is exposed. Unrealized gains and losses on this instrument are designated as effective or ineffective. The effective portion of such gains or losses is recorded as a component of accumulated other comprehensive loss, while the ineffective portion of such gains or losses is recorded as a component of interest expense. Future realized gains and losses in connection with each required interest payment will be reclassified from accumulated other comprehensive loss to interest expense.

The fair values of the interest rate swap agreements are estimated using industry standard valuation models using market-based observable inputs, including interest rate curves (level 2 inputs). A summary of the recorded assets (liabilities) included in the consolidated balance sheet is as follows:

	February 2, 2019	February 3, 2018
Interest rate swaps (included in other assets)	$480	$—

Interest rate swaps (included in other liabilities)	$(3,663)	$(4,272)

13. Fair Value Measurements

The Company uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Financial assets and liabilities

The fair value of the Company’s long-term debt was estimated to be $1,401 million and $1,388 million at February 2, 2019 and February 3, 2018 based on quoted market prices of the debt (level 1 inputs).

The Company’s interest rate swap agreements are measured in the financial statements at fair value on a recurring basis. See note 12 for more information regarding the fair value of this financial asset (liability).

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and other current liabilities approximate fair value because of their short-term nature.

Non-financial assets and liabilities

Certain non-financial assets, including goodwill, the intangible asset for the J.Crew trade name, and certain long-lived assets, have been written down and measured in the financial statements at fair value. The Company does not have any other non-financial assets or liabilities as of February 2, 2019 or February 3, 2018 that are measured on a recurring basis in the financial statements at fair value.

The Company assesses the recoverability of goodwill and intangibles whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its fair value, the Company records a charge to write down the intangible asset to its fair value. Impairment charges of goodwill are based on fair value measurements derived using a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. Impairment charges of intangible assets are based on fair value measurements derived using an income approach, specifically relief from royalty method; a revenue and royalty rate approach. The valuation methodologies incorporate unobservable inputs reflecting significant estimates and assumptions made by management (level 3 inputs). For more information related to goodwill and intangible asset impairment charges, see note 7.

The Company performs impairment tests of certain long-lived assets whenever there are indicators of impairment. These tests typically contemplate assets at a store level (for example, leasehold improvements) or at the corporate level (for example, software). The Company recognizes an impairment loss when the carrying value of a long-lived asset is not recoverable in light of the undiscounted future cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset based on discounted future cash flows. The Company has determined that the future cash flow approach (level 3 inputs) provides the most relevant and reliable means by which to determine fair value in this circumstance.

A summary of the impact of the impairment of certain long-lived assets on financial condition and results of operations is as follows:

	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Carrying value of long-term assets written down to fair value	$10,765	$11,387	$7,752

Impairment charge	$10,765	$11,387	$7,752

14. Commitments and Contingencies

Operating Leases

As of February 2, 2019, the Company was obligated under various long-term operating leases, which require minimum annual rent for retail and factory stores, office space and equipment.

These operating leases expire on varying dates through 2034. A summary of aggregate minimum rent at February 2, 2019 is as follows:

Fiscal year	Amount
2019	$146,282
2020	$132,209
2021	$121,330
2022	$107,245
2023	$78,925
Thereafter	$313,800

Certain of these leases include renewal options and escalation clauses and provide for contingent rent based upon sales and require the lessee to pay taxes, insurance and other occupancy costs.

Rent expense was $184,040 in fiscal 2018, $194,097 in fiscal 2017, and $186,960 in fiscal 2016 (including contingent rent, based on store sales, of $7,546, $4,437, and $3,977, respectively).

Employment Agreements

The Company is party to employment agreements with certain executives, which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Litigation

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results of any of these legal proceedings, either individually or in the aggregate, would have a material effect on the Company’s financial position, results of operations or cash flows. As of February 2, 2019, the Company has recorded a reserve for certain legal contingencies in connection with ongoing claims and litigation. The reserve is not material to its results of operations. In addition, there are certain other claims and legal proceedings pending against the Company for which accruals have not been established.

Eaton Vance Management, et al. v. Wilmington Savings Fund Society, FSB, as Administrative Agent and Collateral Agent, et al., Index No. 654397/2017, (Sup. Ct. N.Y. C’ty.).

On June 22, 2017, Eaton Vance Management and certain affiliated funds as well as Highland Capital Management and certain affiliated funds (collectively, the “Plaintiffs”), filed a complaint in the New York State Supreme Court, Commercial Division, against the Company and WSFS, seeking, among other things, declarations that the July 13, 2017 Amendment to the Term Loan Facility was ineffective absent unanimous consent of all lenders under the facility, that certain of the Company’s actions with respect to certain of its intellectual property assets were taken in violation of the terms of the Term Loan Facility, and that those actions also constituted fraudulent conveyances.

On August 7, 2017, WSFS and the Company filed separate motions to dismiss certain of Plaintiffs’ claims for failure to state a claim and lack of standing, among other reasons. On September 7, 2017, Plaintiffs filed an amended complaint in the New York State Supreme Court, Commercial Division, against the Company and WSFS. The amended complaint continued to assert claims for breach of the terms of the Term Loan Facility, and for fraudulent conveyance and added an additional claim for fraudulent inducement against the Company.

In response to the amended complaint, WSFS and the Company withdrew their prior motions to dismiss and, on October 20, 2017, filed renewed motions seeking dismissal in whole or part. Among other things, the Company sought dismissal of the amended complaint for failure to state a claim, lack of standing, and because its fraud claims are duplicative of Plaintiffs’ claims under the documents governing the Term Loan Facility. Plaintiffs filed an omnibus brief on December 1, 2017 opposing the motions to dismiss. The Company and WSFS each filed reply briefs on December 22, 2017 reiterating that the majority of Plaintiffs’ claims should be dismissed as a matter of law.

Oral argument on the motions to dismiss occurred on March 8, 2018. On April 25, 2018, the judge issued a Memorandum Decision and Order, which granted the Company’s partial motion to dismiss in its entirety and dismissed as a matter of law the majority of Plaintiffs’ claims with prejudice. Plaintiffs’ sole remaining claim is for breach of contract based on the theory that the July 13, 2017 Amendment to the Term Loan Facility required unanimous consent of all lenders under the facility.

On October 25, 2018, Highland Capital Management and certain affiliated funds were dismissed from the action with prejudice.

On November 21, 2018, the remaining Plaintiffs filed a limited appeal of the judge’s April 25, 2018 Memorandum Decision and Order with the First Department of the New York Appellate Division in an attempt to resuscitate their fraudulent conveyance claim. The Company filed an opposition brief on February 14, 2019 arguing that the trial court properly dismissed the fraudulent conveyance claim. On March 8, 2019, the remaining Plaintiffs filed a reply brief in support of their appeal. Oral argument on the appeal occurred on April 2, 2019. On April 25, 2019, the First Department unanimously affirmed the trial court’s decision to dismiss the fraudulent conveyance claim with prejudice.

Discovery in the action is ongoing. The Company believes that the remaining claim is wholly without merit, and intends to vigorously oppose the claim.

15. Employee Benefit Plan

The Company has a 401(K) Savings Plan pursuant to Section 401 of the Internal Revenue Code whereby all eligible associates may contribute up to 25% of their annual base salaries subject to certain limitations. The Company’s contribution is based on a percentage formula set forth in the plan agreement. Company contributions to the 401(K) Savings Plan were $5,061 in fiscal 2018, $5,228 in fiscal 2017, and $5,730 in fiscal 2016.

16. Income Taxes

Overview

A summary of the components of the benefit for income taxes is as follows:

(Dollars in millions)	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Current:
Federal	$1.2	$(0.1)	$(3.5)
State and local	(0.9)	3.4	2.5
Foreign	—	—	(0.2)

	0.3	3.3	(1.2)

Deferred:
Federal	(0.7)	(133.1)	(10.5)
State and local	—	(3.3)	5.4
Foreign	—	—	—

	(0.7)	(136.4)	(5.1)

Benefit for income taxes recorded on the consolidated statement of operations	(0.4)	(133.1)	(6.3)

Income taxes charged (credited) to shareholders’ deficit:
Deferred income taxes (benefit) arising from the change in financial instrument liability credited to other comprehensive income	(0.7)	6.7	4.4

Total benefit for income taxes	$(1.1)	$(126.4)	$(1.9)

Tax reform

The U. S. Tax Cuts and Jobs Act (the “Act” or “Tax Reform”) was enacted on December 22, 2017 and introduced significant changes to U.S. income tax law. Among its many provisions, the Act (i) reduced the U.S. statutory corporate income tax rate from 35% to 21%; (ii) changed rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; (iii) permits bonus depreciation which allows for full expensing of qualified property; (iv) creates a new limitation on deductible interest expense to 30% of tax adjusted EBITDA through 2021 and then 30% of tax adjusted EBIT thereafter; (v) imposed a mandatory one-time transition tax on undistributed foreign earnings accrued as of December 31, 2017 and (vi) created additional changes to the U.S. taxation of foreign affiliates including the imposition of a minimum tax on global intangible low taxed income (“GILTI”) and other base erosion anti-abuse provisions.

In response to the Act, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to provide guidance on accounting for the tax effects of TCJA. The purpose of SAB 118 was to address any uncertainty or diversity of view in applying ASC Topic 740, Income Taxes in the reporting period in which the TCJA was enacted. Additionally, SAB 118 allowed for a measurement period to finalize the impacts of the TCJA not to extend beyond one year from the date of enactment. For the year ended December 31, 2017, the Company recorded a provisional tax expense of $1.4 million related to the federal taxation of undistributed earnings. In addition, the Company reversed its liability for unrecognized tax benefits associated with undistributed earnings and recognized a benefit of $1.4 million. During fiscal 2018, the Company finalized the accounting for the tax effects of the Act. The Company has also made a policy election to account for income taxes for GILTI as a period cost when incurred.

Reconciliation of rates

A reconciliation between the effective tax and the U.S. federal statutory income tax rate is as follows:

	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Federal income tax rate	21.0%	33.7%	35.0%
Valuation allowances	(45.1)	(16.7)	(34.8)
Uncertain tax positions	(0.6)	(0.2)	(2.9)
Change in tax rate	—	(3.4)	—
Troubled debt restructuring	—	39.5	—
Income tax credits	6.3	0.6	1.5
Foreign rate differential	9.2	2.4	7.8
State and local income taxes, net of federal benefit	8.5	9.5	0.3
Other	1.3	(0.4)	1.3

Effective tax rate	0.6%	65.0%	8.2%

Deferred taxes

A summary of the tax effect of temporary differences which give rise to deferred tax assets and liabilities is as follows:

(Dollars in millions)	February 2, 2019	February 3, 2018
Deferred tax assets:
Debt restructuring	$39.7	$52.0
Interest expense limitation	34.6	—
Foreign net operating losses	23.8	18.2
Rent	17.6	28.5
Customer liabilities	11.7	9.3
Transaction costs	9.0	11.7
Share-based payments	8.3	8.3
Charitable contribution carryforward	6.9	6.6
Federal net operating losses	6.8	1.6
State net operating losses	5.8	4.3
Addback and capitalization	5.7	—
Tax credit carryforward	4.4	2.4
Sales returns	3.6	2.8
State taxes and interest	3.6	3.8
Financial instruments	1.2	1.0
Accrued bonus	0.7	7.0
Other	1.3	(0.2)

	184.7	157.3
Less: Valuation allowance	(104.5)	(73.8)

Deferred tax assets, net of valuation allowance	80.2	83.5

Deferred tax liabilities:
Intangible assets	(79.5)	(80.6)
Property and equipment	(10.4)	(11.8)
Prepaid catalog and other prepaid expenses	(9.2)	(10.0)

Deferred tax liabilities	(99.1)	(102.4)

Net deferred income tax liability	$(18.9)	$(18.9)

Valuation allowance

The Company regularly assesses the need for a valuation allowance related to its deferred tax assets. The ultimate realization of a deferred tax asset is dependent on the Company to generate sufficient taxable income in order to utilize such deferred tax assets. The recognition of a valuation allowance for deferred taxes requires management to make estimates and judgements about the Company’s profitability, which is inherently uncertain. In making such assessment, the Company considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on a weighing process of available evidence, whether it is more-likely-than-not that its deferred tax assets will not be realized. The Company considered the reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operating results in its assessment.

In that weighing process, the Company assigns significant weight to the negative evidence of its cumulative losses in recent years. As a result, in fiscal 2018 the Company determined that the negative evidence outweighed the positive evidence, and recorded a full valuation allowance against its net deferred tax assets. The

Company recorded a non-cash charge to income tax expense of $30.7 million related to the recognition of additional valuation allowance in connection with the Company’s pre-tax loss in fiscal 2018 for which no income tax benefit has been provided. This accounting treatment has no effect on the Company’s ability to utilize deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at the end of each reporting period and the valuation allowance will be adjusted accordingly.

Uncertain tax positions

As of February 2, 2019, the Company has $23.6 million in liabilities associated with uncertain tax positions (including interest and penalties of $4.1 million) reflected in other liabilities. The amount, if recognized, that would affect the effective tax rate is $17.1 million. While the Company expects the amount of unrecognized tax benefits to change in the next 12 months, the change is not expected to have a significant effect on the estimated effective annual tax rate, financial position, results of operations or cash flows. However, the outcome of tax matters is uncertain and unforeseen results can occur.

A rollforward of unrecognized tax benefits is as follows:

(Dollars in millions)	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018
Balance at beginning of period	$23.9	$25.1
Additions for tax positions taken during current year	1.8	4.1
Additions for tax positions taken during prior years	0.6	0.4
Reductions for tax positions taken during prior years	(0.2)	(1.4)
Settlements	(0.4)	(0.4)
Expirations of statutes of limitations	(3.0)	(3.9)

Balance at end of period	$22.7	$23.9

The federal tax returns for the periods ended January 2013 through January 2016 are currently under examination. Various state and local jurisdiction tax authorities are in the process of examining income tax returns for certain tax years ranging from 2014 to 2016. The results of these audits are not expected to have a significant effect on the results of operations or financial position.

As of February 2, 2019, the Company has U.S. federal net operating loss carryforwards of $32.5 million. The U.S. net operating losses may be carried forward indefinitely but are only available to offset 80% of future taxable income. In addition, the Company has deferred interest deductions of $123.6 million. The deferred interest deductions may be carried forward indefinitely but are only available to offset 30% of future adjusted taxable income. The Company has state and local net operating loss carryovers, net of unrecognized tax benefits, of approximately $45.7 million. These carryovers are available to offset future taxable income for state and local tax purposes and expire primarily in November 2031.

17. Workforce Reductions

The Company executed various strategic changes including the eliminations of: (i) approximately 600 full-time store positions and (ii) approximately 150 full-time and 100 open positions, primarily from its corporate headquarters, in the first quarter of fiscal 2018 and in fiscal 2017. The Company closed 35 stores in fiscal 2018 and 51 stores in fiscal 2017.

On November 17, 2018, the Company announced that a mutual agreement was reached by the Board of Directors of the Company and its former Chief Executive Officer, who stepped down as Chief Executive Officer and director of the Company. The related severance costs are included in the rollforward below.

A rollforward of the reserve for severance and related costs is as follows:

Severance & Related Costs
Balance at January 28, 2017	$—
Provisions charged to expense	12,242
Reversals(1)	(411)
Payments	(8,288)

Balance at February 3, 2018	$3,543
Provisions charged to expense	12,816
Reversals(1)	(1,025)
Payments	(7,369)

Balance at February 2, 2019	$7,965

(1)	Due primarily to associates who obtained employment subsequent to termination and therefore are no longer eligible to receive severance payments.

The Company expects the unpaid severance at February 2, 2019 to be paid through the second quarter of fiscal 2020.

18. Corporate Headquarters Relocation

On May 10, 2018, the Company entered into a lease amendment and surrender agreement (the “Surrender Agreement”) with Vornado Office Management, LLC (“Vornado”). The terms of the Surrender Agreement provide for, among other things, the early termination and surrender of the space currently occupied by the Company at 770 Broadway in New York City. In exchange for the surrender, Vornado agreed to pay the Company a termination payment of $35 million. The Company fully vacated its former corporate headquarters in June 2019, and expects to collect the termination payment in installments. The Company recognized the benefit of $35 million, as a reduction of selling, general and administrative expense, over the period starting May 10, 2018 until June 30, 2019.

Additionally, concurrent with the entry into the Surrender Agreement, the Company entered into a sublease of new corporate office space at 225 Liberty Street in New York City. The sublease provides for, among other things, a 16-year occupancy of 325,000 square feet of office space in lower Manhattan with aggregate base rent of $277 million, net of free rent. The Company completed its relocation to the new corporate office space in June 2019. The Company reinvested a significant portion of the termination payment of $35 million into the new corporate office space.

19. Related Party Transactions

Intellectual property license agreements

In December 2016, J.Crew International, Inc. (“JCI”) transferred an undivided 72.04% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, and entered into a related intellectual property license agreement with IPCo. In July 2017, JCI transferred the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, which, together with the initial intellectual property contributed in December 2016, represent 100% of the U.S. intellectual property rights of the J.Crew brand, entered into a license agreement amending and restating the December 2016 license agreement with IPCo and entered into an additional intellectual property license agreement with IPCo (collectively, the “IP License Agreements”).

Under the IP License Agreements, J.Crew Operating Corp, (“OpCo”), a direct wholly-owned subsidiary of the Company, pays a fixed license fee of $59 million per annum to IPCo, which owns the U.S. intellectual property rights of the J.Crew brand. The license fees are payable on March 1 and September 1 of each fiscal year. These royalty payments have no impact on the Company’s consolidated results of operations and are not subject to the covenants under the Company’s credit facilities or the PIK Notes.

The proceeds from the license fees to IPCo are used by IPCo and J.Crew Brand, LLC, wholly-owned subsidiaries of the Company (collectively, “J.Crew BrandCo”), to meet debt service requirements on the Notes. Any license fees in excess of the debt service requirements are loaned back to OpCo on a subordinated basis. As of February 2, 2019, J.Crew BrandCo had total assets of $403.1 million, consisting of intangible assets of $250.2 million, receivable due from OpCo of $128.0 million, license fee receivable of $24.6 million and cash and cash equivalents of $0.3 million, and total liabilities of $358.1 million related to the Notes. For the year ended February 2, 2019, IPCo earned royalty revenue of $59.0 million. The Notes are guaranteed by the intangible assets of J.Crew BrandCo.

Due to Sponsors

As part of the debt refinancing, the Sponsors purchased $30.0 million principal amount of new term loans under the Term Loan Facility. As of February 2, 2019, the principal amount outstanding was $31.4 million. For more information on the New Term Loan Borrowings, see note 11.

20. Recent Accounting Pronouncements

In February 2016 and July 2018, pronouncements were issued with respect to the accounting for leases. Effective for fiscal years beginning after December 15, 2018, the pronouncements require lessees to recognize right-of-use lease assets (“ROU assets”) and right-of-use lease liabilities (“ROU liabilities”) for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. Upon adoption of the new standard in the first quarter of fiscal 2019, the Company recorded a significant gross-up to the balance sheet, including ROU assets of $533.5 million and ROU liabilities of $624.6 million. The Company used the effective date method whereby initial application occurred on the date of adoption with comparative periods unchanged. Additionally, the Company utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of its identification of leases, historical lease classification and initial direct costs for existing leases. The Company elected to use hindsight in determining lease term.

In August 2018, a pronouncement was issued that modifies the disclosure requirements on fair value measurements. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of the new pronouncement on its consolidated financial statements.

21. Subsequent Event

The Company has evaluated subsequent events from the balance sheet date through July 18, 2019, the date at which the financial statements were available to be issued.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Charged to Cost and Expenses(a)	Charged to Other Accounts	Deductions(a)	Ending Balance
	(in thousands)
Inventory reserve
(deducted from merchandise inventories, net)
Year ended February 2, 2019	$6,265	$42,459	$—	$—	$48,724
Year ended February 3, 2018	9,218	—	—	2,953	6,265
Year ended January 28, 2017	8,322	896	—	—	9,218

Allowance for sales returns
(included in other current liabilities)
Year ended February 2, 2019	$23,946	$13,547	$—	$—	$37,493
Year ended February 3, 2018	21,968	1,978	—	—	23,946
Year ended January 28, 2017	22,423	—	—	455	21,968

(a)

The inventory reserve and allowance for sales returns are evaluated at the end of each fiscal quarter and adjusted (increased or decreased) based on the quarterly evaluation. During each period, inventory write-downs and sales returns are charged to the statement of operations as incurred.

CHINOS HOLDINGS, INC.

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except share data)

	November 2, 2019	February 2, 2019
ASSETS
Current assets:
Cash and cash equivalents	$28,958	$28,055
Restricted cash	—	13,747
Accounts receivable, net	44,158	40,342
Merchandise inventories, net	484,496	390,470
Prepaid expenses and other current assets	60,027	84,942
Refundable income taxes	6,520	7,300

Total current assets	624,159	564,856

Property and equipment, net	231,489	243,620
Right-of-use lease assets	493,073	—
Intangible assets, net	297,536	301,397
Goodwill	107,900	107,900
Other assets	4,172	6,164

Total assets	$1,758,329	$1,223,937

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$274,027	$259,705
Other current liabilities	252,132	245,142
Borrowings under the ABL Facility	217,900	70,800
Current portion of right-of-use lease liabilities	116,338	—
Interest payable	517	5,262
Current portion of long-term debt	87,674	99,308

Total current liabilities	948,588	680,217

Long-term debt, net	1,702,123	1,766,919
Long-term right-of-use lease liabilities	468,364	—
Lease-related deferred credits, net	—	106,037
Deferred income taxes, net	19,402	18,943
Other liabilities	30,373	27,258

Total liabilities	3,168,850	2,599,374

Mezzanine equity:
Series A preferred stock, no par value; 190,000 shares authorized; 189,688 shares issued and outstanding; liquidation preference of $201,485 and $199,453 at November 2, 2019 and February 2, 2019, respectively	76,993	75,051
Series B preferred stock, no par value; 130,000 shares authorized; 110,000 shares issued and outstanding	123,435	119,261
Stockholders’ deficit:
Common stock, $0.00001 par value; 200,000,000 shares authorized; issued 123,485,666 and 123,930,076 shares; 113,696,739 and 113,545,216 shares outstanding	928	928
Treasury stock, at cost (615,742 and 593,019 shares)	(2,453)	(2,453)
Additional paid-in capital	595,557	606,488
Accumulated other comprehensive loss	(3,357)	(1,967)
Accumulated deficit	(2,201,624)	(2,172,745)

Total stockholders’ deficit	(1,610,949)	(1,569,749)

Total liabilities, mezzanine equity and stockholders’ deficit	$1,758,329	$1,223,937

See notes to unaudited condensed consolidated financial statements.

CHINOS HOLDINGS, INC.

Condensed Consolidated Statements of Operations

(unaudited)

(in thousands)

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Revenues	$1,792,972	$1,750,223
Cost of goods sold, including buying and occupancy costs	1,115,207	1,078,976

Gross profit	677,765	671,247
Selling, general and administrative expenses	625,341	588,717
Impairment losses	12,889	9,813

Income from operations	39,535	72,717
Interest expense, net	67,219	58,507

Income (loss) before income taxes	(27,684)	14,210
Provision for income taxes	1,195	1,673

Net income (loss)	$(28,879)	$12,537

Preferred stock dividends—declared	(10,970)	(21,320)
Preferred stock dividends—undeclared	(14,271)	(2,986)

Net loss applicable to common shareholders	$(54,120)	$(11,769)

Weighted average common shares outstanding (in thousands)
Basic	113,672	112,910

Diluted	113,672	112,910

Loss per share
Basic	$(0.48)	$(0.10)

Diluted	$(0.48)	$(0.10)

See notes to unaudited condensed consolidated financial statements.

CHINOS HOLDINGS, INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(unaudited)

(in thousands)

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Net income (loss)	$(28,879)	$12,537
Other comprehensive income (loss):
Reclassification of losses on cash flow hedges, net of tax, to earnings	2,539	1,669
Unrealized gain (loss) on cash flow hedges, net of tax	(3,790)	2,560
Foreign currency translation adjustments	(139)	(490)

Comprehensive income (loss)	$(30,269)	$16,276

See notes to unaudited condensed consolidated financial statements.

CHINOS HOLDINGS, INC.

Condensed Consolidated Statements of Changes in Stockholders’ Deficit

(unaudited)

(in thousands, except shares)

	Common stock		Additional paid-in capital	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total stockholders’ deficit
	Class A
	Shares	Amount
Balance at February 3, 2018	118,503,554	$928	$627,650	$(2,104,967)	$(2,453)	$(2,603)	$(1,481,445)
Net income	—	—	—	12,537	—	—	12,537
Issuance of restricted stock	9,422,160	—	—	—	—	—	—
Cancellation of common stock	(1,551,332)	—	—	—	—	—	—
Share-based compensation	—	—	77	—	—	—	77
Dividends on preferred stock	—	—	(21,320)	—	—	—	(21,320)
Reclassification of realized losses on cash flow hedges, net of tax, to earnings	—	—	—	—	—	1,669	1,669
Unrealized gain on cash flow hedges	—	—	—	—	—	2,560	2,560
Foreign currency translation adjustments	—	—	—	—	—	(490)	(490)

Balance at November 3, 2018	126,374,382	$928	$606,407	$(2,092,430)	$(2,453)	$1,136	$(1,486,412)

Balance at February 2, 2019	123,930,076	$928	$606,488	$(2,172,745)	$(2,453)	$(1,967)	$(1,569,749)
Net loss	—	—	—	(28,879)	—	—	(28,879)
Issuance of restricted stock	1,199,665	—	—	—	—	—	—
Cancellation of common stock	(1,644,075)	—	—	—	—	—	—
Share-based compensation	—	—	39	—	—	—	39
Dividends on preferred stock	—	—	(10,970)	—	—	—	(10,970)
Reclassification of realized losses on cash flow hedges, net of tax, to earnings	—	—	—	—	—	2,539	2,539
Unrealized loss on cash flow hedges	—	—	—	—	—	(3,790)	(3,790)
Foreign currency translation adjustments	—	—	—	—	—	(139)	(139)

Balance at November 2, 2019	123,485,666	$928	$595,557	$(2,201,624)	$(2,453)	$(3,357)	$(1,610,949)

See notes to unaudited condensed consolidated financial statements.

CHINOS HOLDINGS, INC.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	For the Thirty-nine Weeks Ended November 2, 2019	For the Thirty-nine Weeks Ended November 3, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(28,879)	$12,537
Adjustments to reconcile to cash flows from operating activities:
Depreciation of property and equipment	59,415	67,385
Impairment losses	12,889	9,813
Amortization of intangible assets	3,851	5,405
Amortization of deferred financing costs and debt discount	2,792	2,776
Reclassification of hedging losses to earnings	2,539	2,274
Deferred income taxes	459	—
Share-based compensation	39	77
Foreign currency transaction gains	(124)	(230)
Changes in operating assets and liabilities:
Accounts receivable, net	(3,816)	(35,718)
Merchandise inventories, net	(94,066)	(273,493)
Prepaid expenses and other current assets	9,701	1,086
Other assets	1,522	(1,683)
Accounts payable and other	17,479	101,808
Federal and state income taxes	1,275	1,132

Net cash used in operating activities	(14,924)	(106,831)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(52,483)	(35,519)

Net cash used in investing activities	(52,483)	(35,519)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings under the ABL Facility	147,100	148,500
Proceeds from Notes	1,003	—
Costs paid in connection with refinancings of debt	—	(74)
Dividends on preferred stock	(4,854)	(9,565)
Repayments of debt	(88,654)	(73,096)

Net cash provided by financing activities	54,595	65,765

Effect of changes in foreign exchange rates on cash, cash equivalents and restricted cash	(32)	(706)

Decrease in cash, cash equivalents and restricted cash	(12,844)	(77,291)
Beginning balance	41,802	109,468

Ending balance	$28,958	$32,177

Supplemental cash flow information:
Income taxes paid	$837	$977

Interest paid	$60,063	$45,665

Non-cash financing activities:
Dividends paid in kind on preferred stock	$6,116	$11,755

See notes to unaudited condensed consolidated financial statements.

CHINOS HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Thirty-nine Weeks Ended November 2, 2019 and November 3, 2018

(Dollars in thousands, unless otherwise indicated)

1. Basis of Presentation

Chinos Holdings, Inc. (the “Company”) was formed by investment funds affiliated with TPG Capital, L.P. (“TPG”) and Leonard Green & Partners, L.P. (“LGP” and, together with TPG, the “Sponsors”). J.Crew Group, Inc. and its wholly owned subsidiaries (“Group”) were acquired (the “Acquisition”) on March 7, 2011 through a merger with a subsidiary of the Company. Subsequent to the Acquisition, Group became an indirect, wholly owned subsidiary of the Company, which is owned by affiliates of the Sponsors, investors and members of management.

The accompanying unaudited condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. Therefore, these financial statements should be read in conjunction with the Company’s historical consolidated financial statements for the fiscal year ended February 2, 2019.

The Company’s fiscal year ends on the Saturday closest to January 31. All references to “fiscal 2019” represent the 52-week fiscal year that will end on February 1, 2020 and to “fiscal 2018” represent the 52-week fiscal year that ended February 2, 2019.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly in all material respects the Company’s financial position, results of operations and cash flows for the applicable interim periods. Certain prior year amounts have been reclassified to conform to current period presentation. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole.

Management is required to make estimates and assumptions about future events in preparing financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses at the date of the unaudited condensed consolidated financial statements. While management believes that past estimates and assumptions have been materially accurate, current estimates are subject to change if different assumptions as to the outcome of future events are made. Management evaluates estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on reasonable factors. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying unaudited condensed consolidated financial statements.

2. Loss per Share

The calculation of basic loss per share and diluted loss per share is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Net income (loss)	$(28,879)	$12,537
Preferred stock dividends—declared	(10,970)	(21,320)
Preferred stock dividends—undeclared	(14,271)	(2,986)

Net loss applicable to common shareholders	$(54,120)	$(11,769)

Weighted average common shares outstanding (in thousands)
Basic	113,672	112,910

Diluted	113,672	112,910

Loss per share
Basic	$(0.48)	$(0.10)

Diluted	$(0.48)	$(0.10)

The number of potentially dilutive securities excluded from the calculation of diluted loss per share are as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Unvested shares of restricted stock (in thousands)	9,075	12,560

3. Revenue Recognition

Overview

The Company generates revenue from three sources: (i) customers who shop in its brick-and-mortar stores, (ii) customers who shop on its websites and (iii) wholesale customers who buy and resell its merchandise. The Company recognizes revenue at (i) the point-of-sale in brick-and-mortar stores, (ii) the date of receipt by a customer in the e-commerce business and (iii) the time ownership is transferred in the wholesale business.

Disaggregation of Revenue

A summary of disaggregated revenue is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
DTC(a)	$1,639,879	$1,647,053
Wholesale	145,678	95,152
Other	7,415	8,018

Total revenues	$1,792,972	$1,750,223

(a)	Direct to Consumer (“DTC”) revenues include net sales generated from customers who shop in the Company’s stores and customers who shop on its websites, including shipping and handling income.

Accounts Receivable

A summary of accounts receivable with respect to the Company’s wholesale customers is as follows:

	November 2, 2019	February 2, 2019
Accounts receivable	$44,283	$40,439
Less allowance for doubtful accounts	(125)	(97)

Accounts receivable, net	$44,158	$40,342

Contract Liabilities

The Company recognizes a contract liability when it has received consideration from a customer and has a future performance obligation to transfer merchandise to the customer. The Company’s contract liabilities include (i) unredeemed gift cards and (ii) unredeemed loyalty program rewards.

With respect to unredeemed gift cards, the Company is obligated to transfer merchandise in the future when a holder uses a gift card to make a purchase. The contract liability for gift cards is increased when customers purchase cards, and decreased when (i) a customer redeems the card or (ii) the Company estimates the gift card will go unredeemed (referred to as “breakage”). All of the Company’s gift cards do not have an expiration date, and are classified as a current liability.

With respect to unredeemed loyalty program rewards, the Company is obligated to transfer merchandise to the customer upon accumulating points to certain thresholds. The contract liability for loyalty program rewards is increased as certain customers make qualifying purchases, and decreased when (i) a reward is redeemed for merchandise or (ii) the Company estimates that points will expire and go unredeemed.

Rollforwards of the liabilities for gift cards and loyalty program awards are as follows:

	Unredeemed Gift Cards
	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Balance at beginning of period	$36,167	$32,665
Issuance of cards	40,809	40,046
Redemption of cards	(41,175)	(42,929)
Recognition of estimated breakage	(2,421)	(2,628)
Other	349	16

Balance at end of period	$33,729	$27,170

	Unredeemed Loyalty Program Rewards
	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Balance at beginning of period	$13,830	$8,422
Earning of loyalty program points	28,256	22,290
Redemptions	(18,238)	(14,954)
Recognition of estimated breakage	(11,428)	(5,629)
Other	(188)	258

Balance at end of period	$12,232	$10,387

4. Leases

Overview

The Company is party to various long-term operating lease agreements in connection with the leasing of its brick-and-mortar stores and its corporate offices. These operating leases expire on varying dates through 2034, with a portion of these leases containing options to renew for periods of up to 5 years. Generally, these leases contain standard provisions concerning the payment of rent, events of default and the rights and obligations of each party. Rent due under the leases is typically comprised of annual base rent plus a contingent rent payment based on the store’s sales in excess of a specified threshold. Some of the leases also contain early termination options, which can be exercised by the Company or the landlord under certain conditions. The leases ordinarily require the Company to pay real estate taxes, insurance, certain utilities and common area costs.

Accounting for Leases

Historically, these operating leases were accounted for by expensing rent payments on a straight-line basis after consideration of rent holidays, step rent provisions and escalation clauses. Differences between rental expense, which was recognized from the date of possession, and actual rental payments were recorded as deferred rent and included in deferred credits. No liabilities were recognized on the balance sheet for long-term obligations pursuant to these lease agreements.

During the first quarter of fiscal 2019, however, the Company adopted pronouncements that were issued with respect to the accounting for leases. The pronouncements require lessees to recognize right-of-use lease assets (“ROU assets”) and right-of-use lease liabilities (“ROU liabilities”) for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. The Company used the effective date method whereby initial application occurred on the date of adoption with comparative periods unchanged.

Upon adoption of the new standard, the Company recorded a significant gross-up to the balance sheet, including ROU assets of $533.5 million and ROU liabilities of $624.6 million. The Company utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of its identification of leases, historical lease classification and initial direct costs for existing leases. The Company elected to use hindsight in determining lease term.

The new pronouncement requires a company to discount its ROU liabilities using implicit rates of return in the underlying leases. To the extent these rates of return cannot be readily determined, a company is permitted to use its incremental borrowing rate, which is required to be a collateralized rate for a period of time that corresponds to the remaining lease term.

A summary of the components of lease expense included in the statement of operations is as follows:

For the Thirty-nine Weeks Ended November 2, 2019
Operating lease cost	$109,516
Variable lease cost	77,839

Total lease cost	$187,355

A summary of supplemental cash flow information related to operating leases is as follows:

For the Thirty-nine Weeks Ended November 2, 2019
Cash paid for amounts included in the measurement of ROU liabilities	$122,801

ROU assets obtained in exchange for new ROU liabilities, non-cash	$45,563

As of November 2, 2019, the weighted-average remaining lease term was 7.4 years and the weighted-average discount rate was 9.18%.

A reconciliation of undiscounted cash flows to the ROU liabilities is as follows:

Fiscal year	Amount
Remainder of 2019	$40,328
2020	147,978
2021	130,883
2022	116,124
2023	90,970
Thereafter	318,376

Total lease payments	$844,659
Less: interest	(259,957)

Present value of ROU liabilities	$584,702

November 2, 2019
Current portion of ROU liabilities	$116,338
Long-term ROU liabilities	468,364

Total ROU liabilities	$584,702

A summary of aggregate minimum rent at February 2, 2019 is as follows:

Fiscal year	Amount
2019	$146,282
2020	132,209
2021	121,330
2022	107,245
2023	78,925
Thereafter	313,800

Total	$899,791

5. Debt Exchange and Refinancing

Transaction Overview

In the second quarter of fiscal 2017, the Company and certain of its subsidiaries completed the following interrelated liability management transactions:

•

a private exchange offer (the “Exchange Offer”) pursuant to which $565.7 million aggregate principal amount of the outstanding 7.75%/8.50% Senior PIK Toggle Notes due 2019 (the “PIK Notes”) issued by Chinos Intermediate Holdings A, Inc., a direct wholly-owned subsidiary of the Company (the “PIK Notes Issuer”), were exchanged for aggregate consideration consisting of:

•

$249,596 aggregate principal amount of 13% Senior Secured Notes due 2021 issued by J.Crew Brand, LLC and J.Crew Brand Corp. (the “Exchange Notes”), which are secured primarily by the U.S. intellectual property assets held by J.Crew Domestic Brand, LLC (“IPCo”);

•

189,688 shares of the Company’s 7% non-convertible perpetual series A preferred stock, no par value per share, with an aggregate initial liquidation preference of $189,688 (the “Series A Preferred Stock”); and

•	15% of the Company’s common equity, or 17,362,719 shares of the Company’s class A common stock, $0.00001 par value per share (the “Class A Common Stock”);

•	certain amendments to the indenture governing the PIK Notes; and

•	an amendment to the Company’s Amended and Restated Credit Agreement, dated as of March 5, 2014 (the “Term Loan Facility”) to, among other things, facilitate the following related transactions:

•	the repayment of $150.5 million principal amount of term loans then outstanding under the Term Loan Facility;

•

the transfer of the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand (the “Additional Transferred IP”) to IPCo, which, together with the undivided 72.04% ownership interest transferred in December 2016 (the “Initial Transferred IP”) represent 100% of the U.S. intellectual property rights of the J.Crew brand (the “Transferred IP”), and the execution of related license agreements;

•

the issuance of $97.0 million aggregate principal amount of an additional series of 13% Senior Secured Notes due 2021 by J.Crew Brand, LLC and J.Crew Brand Corp. (the “New Money Notes” and, together with the Exchange Notes, the “Notes”), subject to the same terms and conditions as the Exchange Notes, for cash at a 3% discount, subject to the terms of the note purchase agreement, dated June 12, 2017, the proceeds of which were loaned on a subordinated basis to the Company and were applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above; and

•

the raising of additional borrowings under the Term Loan Facility of $30.0 million (at a 2% discount) provided by the Company’s Sponsors (the “New Term Loan Borrowings”), the net proceeds of which were also applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above.

The Company accounted for the Exchange Offer in accordance with ASC 470 – Debt, which resulted in a portion of the exchange to be considered a trouble debt restructuring (“TDR”). Accordingly, pursuant to such guidance for a TDR, future interest payments of $219.8 million were recognized as debt on the consolidated balance sheet at the date of the Exchange Offer. As these future payments are made, the Company will record these distributions as a reduction of debt, and will not recognize interest expense on the consolidated statement of operations.

6. Redeemable Preferred Stock

Series A Preferred Stock

General. The Company has 190,000 shares of Series A Preferred Stock authorized for issuance. There were 189,688 shares of Series A Preferred Stock issued and outstanding as of November 2, 2019 and February 2, 2019, respectively. They were recorded at fair value of $70.6 million as of issuance on July 13, 2017.

Dividends. Dividends on the Series A Preferred Stock are cumulative and accrue at a rate of 5% per annum either paid in cash or paid-in-kind (“PIK”) resulting in an increase in the liquidation preference, at the election of the Company; and 2% per annum PIK, in each case, compounding semi-annually, on September 15 and March 15 of each year, commencing on September 15, 2017. The Company pays, to the extent of lawfully available funds, cash dividends on the Series A Preferred Stock, when and if declared by the Company’s board of directors. The Company did not declare a dividend on September 15, 2019.

Redemption. The Company or the Sponsors may redeem not less than all of the Series A Preferred Stock at a price equal to 100% of the liquidation preference of $1,000 per share plus any accrued and unpaid dividends to, but not including, the redemption date.

Liquidation. In the event the Company liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the Series A Preferred Stock are entitled to receive a liquidating distribution of $1,000 per share, plus any accrued and unpaid dividends, out of assets of the Company available for distribution to stockholders before it makes any distribution of assets to the holders of its junior stock. The liquidation features associated with the Company’s Series A Preferred Stock result in mezzanine equity classification rather than as a component of stockholders’ deficit. As of November 2, 2019, the aggregate liquidation preference of Series A Preferred Stock, including cumulative undeclared dividends, was $202,973.

Series B Preferred Stock

General. In connection with the settlement of the Exchange Offer, the then-current holders, including the Sponsors, of the Company’s Class L Common Stock, par value $0.001 per share, with an aggregate liquidation preference of $892.2 million as of the date of the Exchange Offer (the “Class L Common Stock”), elected to convert all of the outstanding shares of Class L Common Stock into (i) 110,000 shares of the Company’s 7% non-convertible perpetual preferred stock, Series B, no par value per share, with an aggregate initial liquidation preference of $110,000 (the “Series B Preferred Stock”), which is pari passu with the Series A Preferred Stock, and (ii) 95,336,600 shares of Class A Common Stock, as part of a non-cash transaction.

The Company has 130,000 shares of Series B Preferred Stock authorized for issuance. There were 110,000 shares of Series B Preferred Stock issued and outstanding as of November 2, 2019 and February 2, 2019, respectively.

Dividends. Dividends on the Series B Preferred Stock are cumulative and accrue at a rate of 7% per annum PIK, compounding semi-annually, on September 15 and March 15 of each year, commencing on September 15, 2017. The Company did not declare a dividend on September 15, 2019.

Redemption. The Company or the Sponsors may redeem not less than all of the Series B Preferred Stock at a price equal to 100% of the liquidation preference of $1,000 per share plus any accrued and unpaid dividends to, but not including, the redemption date.

Liquidation. In the event the Company liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the Series B Preferred Stock are entitled to receive a liquidating distribution of $1,000 per share, plus any accrued and unpaid dividends, out of assets of the Company available for distribution to stockholders before it makes any distribution of assets to the holders of its junior stock. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company to be distributed amongst the holders exceed the aggregate liquidation value of all shares held by the holders, then a portion equal to 2.67% of such excess shall be distributed to the holders. The liquidation features associated with the Company’s Series B Preferred Stock result in mezzanine equity classification rather than as a component of stockholders’ deficit. As of November 2, 2019, the aggregate cumulative liquidation preference of Series B Preferred Stock, including cumulative undeclared dividends, was $127,755.

A rollforward of changes in each class of preferred shares is as follows:

	Series A Preferred Stock	Series B Preferred Stock
Balance at February 2, 2019	$75,051	$119,261
Dividends paid in kind	1,942	4,174

Balance at November 2, 2019	$76,993	$123,435

7. Management Services Agreement

Pursuant to a management services agreement entered into in connection with the Acquisition, and in exchange for ongoing consulting and management advisory services (the “Services”) provided to Group, the Sponsors received an aggregate annual monitoring fee prepaid quarterly equal to the greater of (i) 40 basis points of consolidated annual revenues or (ii) $8 million (in either case, the “Advisory Fee”). The Sponsors also receive reimbursement for out-of-pocket expenses incurred in connection with services provided pursuant to the agreement.

On July 13, 2017, the management services agreement was amended and restated to require the Company to provide the Services previously provided by the Sponsors. In addition to the amendment, the Company and Sponsors entered into a new management services agreement, pursuant to which the Sponsors provide the Services to the Company for an amount equal to the Advisory Fee less the accrued cash dividend in an amount equal to 5% of the liquidation preference on the outstanding Series A Preferred Stock of the Company.

8. Goodwill and Intangible Assets

A summary of the components of intangible assets is as follows:

	Favorable Lease Commitments	Madewell Trade Name	Key Money	J.Crew Trade Name	Total
Balance at February 2, 2019	$908	$49,542	$752	$250,195	$301,397
Amortization expense	(681)	(3,075)	(95)	—	(3,851)
Effect of changes in foreign exchange rates	—	—	(10)	—	(10)

Balance at November 2, 2019	$227	$46,467	$647	$250,195	$297,536

Total accumulated amortization or impairment losses at November 2, 2019	$(60,783)	$(35,533)	$(4,170)	$(635,105)	$(735,591)

The carrying value of goodwill of $107.9 million relates to the Madewell reporting unit. There is no remaining goodwill attributable to the J.Crew reporting unit. The carrying value of the J.Crew and Madewell trade names is $250.2 million and $46.5 million, respectively, at November 2, 2019. If revenues or operating results decline below the Company’s current expectations, additional impairment charges may be recorded in the future.

9. Share-Based Compensation

Chinos Holdings, Inc. 2011 Equity Incentive Plan

On March 4, 2011, the Company adopted the Chinos Holdings, Inc. 2011 Equity Incentive Plan (the “2011 Plan”). In the second quarter of fiscal 2017, in connection with a debt exchange and refinancing, the Company completed a recapitalization of its outstanding equity. The recapitalization resulted in, among other things, a reverse stock split of the shares of common stock underlying the share-based awards issued by the Company. The reverse stock split of 10,000-to-1 resulted in (i) a substantial decrease in the number of authorized awards from 91,740,627 shares to 9,174 shares and (ii) a substantial increase in the exercise price of $0.10 to $1,000 per share.

The recapitalization included (i) the issuance of preferred stock of the Company, including an authorization for equity awards to be granted up to 20,000 shares and (ii) the issuance of additional shares of common stock of the Company, including an authorization for equity awards to be granted up to 13,003,295 shares. Additionally, on October 3, 2017, the Company authorized additional awards of 5,209,823 shares to be granted to its then-Chief Executive Officer in accordance with an employment agreement. The following disclosures are presented with respect to the newly authorized share-based awards only.

A summary of share-based compensation recorded in the statements of operations is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Share-based compensation	$39	$77

A summary of shares available for grant as stock options or other share-based awards, as adjusted for the reverse stock split, is as follows:

	Common Stock Awards	Preferred Stock Awards
Available for grant at February 2, 2019	5,344,394	20,000
Authorized	—	—
Granted	(1,227,665)	—
Forfeited and available for reissuance	1,738,696	—

Available for grant at November 2, 2019	5,855,425	20,000

10. Long-Term Debt and Credit Agreements

A summary of the components of long-term debt is as follows:

	November 2, 2019	February 2, 2019
Term Loan Facility	$1,347,675	$1,373,554
Notes	347,599	346,596
PIK Notes	—	963
Future interest payments recorded as debt under TDR	98,743	151,669
Less: current portion	(87,674)	(99,308)
Less: deferred financing costs	(3,044)	(4,717)
Less: discount	(1,176)	(1,838)

Long-term debt, net	$1,702,123	$1,766,919

Borrowings under the ABL Facility	$217,900	$70,800

ABL Facility

The Company has an asset-based credit facility (the “ABL Facility”), which is governed by an asset-based credit agreement with Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto, that, following the Sixth Amendment described below, provides for a $375 million senior secured asset-based revolving line of credit (which may be increased by up to $75 million in certain circumstances), subject to a borrowing base limitation. The Company cannot borrow in excess of $375 million under the ABL Facility without the consent of holders of at least a majority of the loans outstanding under the Term Loan Facility. The ABL Facility includes borrowing capacity in the form of letters of credit up to $200 million, and up to $25 million in U.S. dollars for loans on same-day notice, referred to as swingline loans, and is available in U.S. dollars, Canadian dollars and Euros. Any amounts outstanding under the ABL Facility are due and payable in full on the maturity date of November 17, 2021.

On September 19, 2018, the Company entered into a Sixth Amendment to Credit Agreement (Incremental Amendment) (the “Sixth Amendment”), which amended the ABL Facility to increase the revolving credit commitment from $350 million to $375 million, with the additional $25 million provided by MUFG Union Bank, N.A., which joined the ABL Facility as an additional lender.

On November 2, 2019, standby and documentary letters of credit were $64.7 million, outstanding borrowings were $217.9 million, and excess availability, as defined, was $92.4 million. The weighted average interest rate on the borrowings outstanding under the ABL Facility was 4.12% on November 2, 2019. Average short-term borrowings under the ABL Facility were $211.5 million and $59.1 million in the first nine months of fiscal 2019 and fiscal 2018, respectively.

Term Loan Facility

2017 Amendment. In the second quarter of fiscal 2017, concurrently with the settlement of the Exchange Offer, the Company amended its Term Loan Facility to, among other things, (i) increase the interest rate applicable to the loans held by consenting lenders, which represented 88% of lenders, (the “Consenting Lenders”; and the loans held by the Consenting Lenders, the “Amended Loans”) by 22 basis points, (ii) increase the amount of amortization payable to Consenting Lenders, (iii) provide for the New Term Loan Borrowings of $30.0 million, (iv) amend certain covenants and events of default and (v) direct Wilmington Savings Fund Society, FSB, as administrative agent under the Term Loan Facility, to dismiss, with prejudice, certain litigation regarding the Initial Transferred IP (and the related actions). Additionally, the Company repaid $150.5 million of principal amount of term loans outstanding under the Term Loan Facility, which was financed with (i) the net proceeds from the New Money Notes of $94.1 million, (ii) the net proceeds from the New Term Loan Borrowings of $29.4 million and (iii) cash on hand of $27.0 million.

Interest Rate. Initial borrowings under the Term Loan Facility bear interest at a rate per annum equal to an applicable margin (which, in the case of the Amended Loans, was increased by 22 basis points) plus, at Group’s option, either (a) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (b) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. New Term Loan Borrowings bear interest at LIBOR plus 9% per annum payable in cash plus 3% per annum payable in kind.

The weighted average interest rate on the borrowings outstanding under the Term Loan Facility was 5.29% on November 2, 2019. The applicable margin (i) in effect for base rate borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 2.00%, (y) in the case of the Amended Loans, 2.22% and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind) and (ii) with respect to LIBOR borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 3.00% and the LIBOR Floor, (y) in the case of the Amended Loans, 3.22% and the LIBOR Floor and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind), respectively, at November 2, 2019.

Principal Repayments. The Company is required to make principal repayments equal to 0.25% of the original principal amount of the Term Loan Facility (excluding the New Term Loan Borrowings), or $3.9 million, on the last business day of January, April, July, and October. The Company is also required (i) to repay the term loan based on an annual calculation of excess cash flow, as defined in the agreement and (ii) beginning on July 31, 2019, on the last business day of January, April, July and October, to make additional principal repayments of $1.5 million equal to 0.125% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. In the second quarter of fiscal 2019, the Company made an additional one-time principal repayment of $11.9 million which is equal to 1.00% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. The maturity date of the Term Loan Facility is March 5, 2021.

Notes

General. In the second quarter of fiscal 2017, in connection with settlement of the Exchange Offer and the issuance of the Notes, J.Crew Brand, LLC and J.Crew Brand Corp. (together, the “Notes Co-Issuers”) and the Guarantors (as defined below) entered into (i) an indenture with U.S. Bank National Association, as Trustee and collateral agent, governing the terms of the Exchange Notes (the “Exchange Notes Indenture”) and (ii) an indenture with the Trustee and U.S. Bank, as collateral agent, governing the terms of the New Money Notes (the “New Money Notes Indenture”), which is in substantially the same form as the Exchange Notes Indenture.

Interest Rate. The Notes bear interest at a rate of 13% per annum, and interest is payable semi-annually on March 15 and September 15 of each year. The Notes mature on September 15, 2021.

Notes Guarantee. The Notes are guaranteed by J.Crew Brand Intermediate, LLC, IPCo and J.Crew International Brand, LLC, each of which is a Delaware limited liability company and a wholly-owned indirect subsidiary of the Company (collectively, the “Guarantors,” and each, a “Guarantor”). The PIK Notes Issuer also unconditionally guarantees the payment obligations of the Notes Co-Issuers and the Guarantors.

Exchange Notes Collateral. The Exchange Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the Initial Transferred IP and certain other assets of the Notes Co-Issuers and Guarantors, and on a second priority lien basis by the Additional Transferred IP, subject, in each case, to permitted liens under the Exchange Notes Indenture and that certain intercreditor agreement, entered into between the collateral agents on July 13, 2017.

New Money Notes Collateral. The New Money Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the

Additional Transferred IP and certain other assets, and on a second priority lien basis by the Initial Transferred IP, subject, in each case, to permitted liens under the New Money Notes Indenture and the intercreditor agreement.

Redemption. The Notes are redeemable at the option of the Notes Co-Issuers, in whole or in part, at any time, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make whole” premium. The Notes are not subject to any mandatory redemption obligation, and there is no sinking fund provided for the Notes.

Change in Control. Upon the occurrence of a Change of Control (as defined in each of the indentures, as applicable), the Notes Co-Issuers will be required to offer to repay all of the Notes at 100% of the aggregate principal amount repaid plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

Covenants. Each of the indentures contains covenants covering (i) the payment of principal and interest, (ii) maintenance of an office or agency for the payment of the Notes, (iii) reports to the applicable Trustee and holders of the Notes, (iv) stay, extension and usury laws, (v) payment of taxes, (vi) existence, (vii) maintenance of properties and (viii) maintenance of insurance. Each of the indentures relating to the Notes also includes covenants that (i) limit the ability to transfer the collateral and (ii) limit liens that may be imposed on the assets of the Guarantors, which covenants are, in each case, subject to certain exceptions set forth in each of the indentures.

Chinos Intermediate Holdings A, Inc. Senior PIK Toggle Note

In the fourth quarter of fiscal 2013, the PIK Notes Issuer, which is direct wholly-owned subsidiary of the Company, issued $500 million of PIK Notes. As part of the refinancing in July 2017, $565.7 million in aggregate principal amount of the PIK Notes were exchanged for $249.6 million of Exchange Notes and shares of preferred and common stock of the Company. As of February 2, 2019, there were $1.0 million in aggregate principal amount of PIK Notes outstanding, and in the first quarter of fiscal 2019 the Company redeemed all remaining outstanding PIK Notes. For more information on the Exchange Offer, see note 5. The PIK Notes were: (i) senior unsecured obligations of the PIK Notes Issuer, (ii) structurally subordinated to all of the liabilities of the PIK Notes Issuers’ subsidiaries, and (iii) not guaranteed by any of the PIK Notes Issuers’ subsidiaries.

Interest Expense

A summary of the components of interest expense is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Term Loan Facility	$60,403	$57,624
Notes	34,236	33,793
ABL Facility	7,492	2,034
Amortization of deferred financing costs and debt discount	2,792	2,776
Realized hedging losses	2,539	2,274
Interest expense reductions under TDR	(42,153)	(41,478)
Other interest, net	1,910	1,484

Interest expense, net	$67,219	$58,507

11. Derivative Financial Instruments

October 2018 Interest Rate Swap

In October 2018, the Company entered into a floating-to-fixed interest rate swap agreement effective in March 2019 for a notional amount of $750 million. This instrument limits exposure to interest rate increases on a portion of the Company’s floating rate indebtedness through the expiration of the agreement in March 2020. Under the terms of this agreement, the Company’s effective fixed interest rate on the notional amount of indebtedness is 3.03% plus the applicable margin.

August 2014 Interest Rate Swaps

In August 2014, the Company entered into interest rate swap agreements that limited exposure to interest rate increases on a portion of the Company’s floating rate indebtedness. The interest rate swap agreements covered an aggregate notional amount of $800 million from March 2016 to March 2019 and carried a fixed rate of 2.56% plus the applicable margin.

The Company designated the interest rate swap agreements as cash flow hedges. As cash flow hedges, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The effective portion of such gains or losses is recorded as a component of accumulated other comprehensive loss, while the ineffective portion of such gains or losses is recorded as a component of interest expense. Realized gains and losses in connection with each required interest payment are reclassified from accumulated other comprehensive loss to interest expense.

The fair values of the interest rate swap agreements are estimated using industry standard valuation models using market-based observable inputs, including interest rate curves (level 2 inputs). A summary of the recorded assets (liabilities) included in the condensed consolidated balance sheet is as follows:

	November 2, 2019	February 2, 2019
Interest rate swaps (included in other assets)	$—	$480

Interest rate swaps (included in other liabilities)	$(4,224)	$(3,663)

12. Fair Value Measurements

The Company uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Financial assets and liabilities

The fair value of the Company’s long-term debt was estimated to be $1,601 million and $1,401 million at November 2, 2019 and February 2, 2019, respectively, based on quoted market prices of the debt (level 1 inputs).

The Company’s interest rate swap agreements are measured in the financial statements at fair value on a recurring basis. See note 11 for more information regarding the fair value of this financial asset (liability).

The carrying amounts reported in the condensed consolidated balance sheets for cash and cash equivalents, accounts payable and other current liabilities approximate fair value because of their short-term nature.

Non-financial assets and liabilities

Certain non-financial assets, including goodwill, the intangible asset for the J.Crew trade name, and certain long-lived assets, have been written down and measured in the financial statements at fair value. The Company did not have any other non-financial assets or liabilities as of November 2, 2019 or February 2, 2019 that are measured on a recurring basis in the financial statements at fair value.

The Company assesses the recoverability of goodwill and intangibles whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its fair value, the Company records a charge to write-down the intangible asset to its fair value. Impairment charges of goodwill are based on fair value measurements derived using a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. Impairment charges of intangible assets are based on fair value measurements derived using an income approach, specifically the relief from royalty method, which is a revenue and royalty rate approach. The valuation methodologies incorporate unobservable inputs reflecting significant estimates and assumptions made by management (level 3 inputs). For more information related to goodwill and intangible asset impairment charges, see note 8.

The Company performs impairment tests of certain long-lived assets, including ROU assets, whenever there are indicators of impairment. These tests typically contemplate assets at a store level (for example, leasehold improvements) or at the corporate level (for example, software). The Company recognizes an impairment loss when the carrying value of a long-lived asset is not recoverable in light of the undiscounted future cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset based on discounted future cash flows. The Company has determined that the future cash flow approach (level 3 inputs) provides the most relevant and reliable means by which to determine fair value in this circumstance.

A summary of the impact of the impairment of certain long-lived assets on financial condition and results of operations is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Carrying value of long-term assets written down to fair value	$12,889	$9,813

Impairment charge	$12,889	$9,813

13. Income Taxes

In the first nine months of fiscal 2019, the Company recorded a provision for income taxes of $1.2 million on a pre-tax loss of $27.7 million. The provision for income taxes reflects a charge for current federal and state tax liabilities, offset by a discrete tax benefit of $0.9 million relating to the reversal of uncertain tax position liabilities in connection with the settlement of various tax examinations and state tax law changes. The Company’s effective tax rate of (4.3)% differs from the U.S. federal statutory rate of 21% primarily related to current year losses for which no tax benefit was recognized as the Company did not conclude that all of its deferred tax assets were realizable on a more-likely-than-not basis. Other items impacting the provision for income taxes include the U.S. taxation of foreign earnings under the Global Intangible Low Tax Income (“GILTI”) regime, the recognition of valuation allowances with respect to the carryforward of unutilized interest deductions, the recognition of international valuation allowances and lower rates in foreign tax jurisdictions.

In the first nine months of fiscal 2018, the Company recorded a provision for income taxes of $1.7 million, which reflects a charge for the valuation allowance with respect to the deferred tax asset related to the carry forward of unutilized interest deductions. Other items impacting the provision for income taxes include the recognition of international valuation allowances, lower rates in foreign jurisdictions and reserves for uncertain tax positions. These items primarily drove the difference between the federal statutory rate of 21% and the effective rate of 11.8%.

The Company regularly assesses the need for a valuation allowance related to its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on a weighing process of available evidence, whether it is more-likely-than-not that its deferred tax assets will not be realized. As of November 2, 2019, the Company maintained a full valuation allowance against its deferred tax assets.

The federal tax returns for the periods ended January 2014 through January 2016 are currently under examination. Various state and local jurisdiction tax authorities are in the process of examining income tax returns for certain tax years ranging from 2014 to 2016. The results of these audits and appeals are not expected to have a significant effect on the results of operations or financial position.

14. Legal Proceedings

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results of any of these legal proceedings, either individually or in the aggregate, would have a material effect on the Company’s financial position, results of operations or cash flows. As of November 2, 2019, the Company has recorded a reserve for certain legal contingencies in connection with ongoing claims and litigation. The reserve is not material to its results of operations. In addition, there are certain other claims and legal proceedings pending against the Company for which accruals have not been established.

Eaton Vance Management, et al. v. Wilmington Savings Fund Society, FSB, as Administrative Agent and Collateral Agent, et al., Index No. 654397/2017, (Sup. Ct. N.Y. C’ty.).

On June 22, 2017, Eaton Vance Management and certain affiliated funds as well as Highland Capital Management and certain affiliated funds (collectively, the “Plaintiffs”), filed a complaint in the New York State Supreme Court, Commercial Division, against the Company and WSFS, seeking, among other things, declarations that the July 13, 2017 Amendment to the Term Loan Facility was ineffective absent unanimous consent of all lenders under the facility, that certain of the Company’s actions with respect to certain of its intellectual property assets were taken in violation of the terms of the Term Loan Facility, and that those actions also constituted fraudulent conveyances.

On August 7, 2017, WSFS and the Company filed separate motions to dismiss certain of Plaintiffs’ claims for failure to state a claim and lack of standing, among other reasons. On September 7, 2017, Plaintiffs filed an amended complaint in the New York State Supreme Court, Commercial Division, against the Company and WSFS. The amended complaint continued to assert claims for breach of the terms of the Term Loan Facility, and for fraudulent conveyance and added an additional claim for fraudulent inducement against the Company.

In response to the amended complaint, WSFS and the Company withdrew their prior motions to dismiss and, on October 20, 2017, filed renewed motions seeking dismissal in whole or part. Among other things, the Company sought dismissal of the amended complaint for failure to state a claim, lack of standing, and because its fraud claims are duplicative of Plaintiffs’ claims under the documents governing the Term Loan Facility. Plaintiffs filed an omnibus brief on December 1, 2017 opposing the motions to dismiss. The Company and WSFS each filed reply briefs on December 22, 2017 reiterating that the majority of Plaintiffs’ claims should be dismissed as a matter of law.

Oral argument on the motions to dismiss occurred on March 8, 2018. On April 25, 2018, the judge issued a Memorandum Decision and Order, which granted the Company’s partial motion to dismiss in its entirety and dismissed as a matter of law the majority of Plaintiffs’ claims with prejudice. Plaintiffs’ sole remaining claim is for breach of contract based on the theory that the July 13, 2017 Amendment to the Term Loan Facility required unanimous consent of all lenders under the facility.

On October 25, 2018, Highland Capital Management and certain affiliated funds were dismissed from the action with prejudice.

On November 21, 2018, the remaining Plaintiffs filed a limited appeal of the judge’s April 25, 2018 Memorandum Decision and Order with the First Department of the New York Appellate Division in an attempt to resuscitate their fraudulent conveyance claim. The Company filed an opposition brief on February 14, 2019, arguing that the trial court properly dismissed the fraudulent conveyance claim. On March 8, 2019, the remaining Plaintiffs filed a reply brief in support of their appeal. Oral argument on the appeal occurred on April 2, 2019. On April 25, 2019, the First Department unanimously affirmed the trial court’s decision to dismiss the fraudulent conveyance claim with prejudice.

Discovery in the action is ongoing. The Company believes that the remaining claim is wholly without merit, and intends to vigorously oppose the claim.

15. Workforce Reductions

A rollforward of the reserve for severance and related costs is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Balance at beginning of period	$7,965	$3,543
Provisions charged to expense	6,022	3,302
Reversals(1)	(797)	(929)
Payments	(8,246)	(5,819)

Balance at end of period	$4,944	$97

(1)	Due primarily to associates who obtained employment subsequent to termination and, therefore, are no longer eligible to receive severance payments.

The Company expects the unpaid severance at November 2, 2019 to be paid through the first quarter of fiscal 2021.

16. Corporate Headquarters Relocation

In the second quarter of fiscal 2018, the Company entered into a lease amendment and surrender agreement (the “Surrender Agreement”) with Vornado Office Management, LLC (“Vornado”). The terms of the

Surrender Agreement provide for, among other things, the early termination and surrender of the space previously occupied by the Company at 770 Broadway in New York City. In exchange for the surrender, Vornado agreed to pay the Company a termination payment of $35 million. The Company fully vacated its former corporate headquarters in June 2019. The Company recognized the benefit of $35 million, as a reduction of selling, general and administrative expense, over the period starting May 10, 2018 until June 30, 2019.

Additionally, concurrent with the entry into the Surrender Agreement, the Company entered into a sublease of new corporate office space at 225 Liberty Street in New York City. The sublease provides for, among other things, a 16-year occupancy of 325,000 square feet of office space in lower Manhattan with aggregate base rent of $277 million, net of free rent. The Company completed its relocation to the new corporate office space in June 2019. The Company reinvested a significant portion of the termination payment of $35 million into the new corporate office space.

17. Related Party Transactions

Intellectual property license agreements

In December 2016, J.Crew International, Inc. (“JCI”) transferred an undivided 72.04% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, and entered into a related intellectual property license agreement with IPCo. In July 2017, JCI transferred the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, which, together with the initial intellectual property contributed in December 2016, represent 100% of the U.S. intellectual property rights of the J.Crew brand, entered into a license agreement amending and restating the December 2016 license agreement with IPCo and entered into an additional intellectual property license agreement with IPCo (collectively, the “IP License Agreements”).

Under the IP License Agreements, J.Crew Operating Corp. (“OpCo”), a direct wholly-owned subsidiary of the Company, pays a fixed license fee of $59 million per annum to IPCo, which owns the U.S. intellectual property rights of the J.Crew brand. The license fees are payable on March 1 and September 1 of each fiscal year. These royalty payments have no impact on the Company’s condensed consolidated results of operations and are not subject to the covenants under the Company’s credit facilities or the PIK Notes.

The proceeds from the license fees to IPCo are used by IPCo and J.Crew Brand, LLC, wholly-owned subsidiaries of the Company (collectively, “J.Crew BrandCo”), to meet debt service requirements on the Notes. Any license fees in excess of the debt service requirements are loaned back to OpCo on a subordinated basis. As of November 2, 2019, J.Crew BrandCo had total assets of $408.6 million, consisting of intangible assets of $250.2 million, receivable due from OpCo of $148.5 million, license fee receivable of $9.8 million and cash and cash equivalents of $0.1 million, and total liabilities of $349.8 million related to the Notes. IPCo earned royalty revenue of $44.3 million in the first nine months of fiscal 2019. The Notes are guaranteed by the intangible assets of J.Crew BrandCo.

Due to Sponsors

As part of the debt refinancing, the Sponsors purchased $30.0 million principal amount of new term loans under the Term Loan Facility. As of November 2, 2019, the principal amount outstanding was $32.2 million. For more information on the New Term Loan Borrowings, see note 10.

18. Recent Accounting Pronouncements

In June 2016, a pronouncement was issued that replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. The Company does not expect there to be a significant impact on its condensed consolidated financial statements.

In January 2017, a pronouncement was issued that simplifies the measurement of goodwill impairment by no longer requiring an entity to perform a hypothetical purchase price allocation. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. The Company does not expect there to be a significant impact on its condensed consolidated financial statements.

In August 2018, a pronouncement was issued that modifies the disclosure requirements on fair value measurements. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of the new pronouncement on its condensed consolidated financial statements.

19. Subsequent Event

On December 2, 2019, the Company and certain of its subsidiaries and affiliates (collectively, the “J.Crew Parties”) entered into a transaction support agreement (the “TSA”) relating to a series of transactions (together, the “Transactions”) with an ad hoc group of the Company’s existing creditors (the “Ad Hoc Group”). In connection with the Transactions, the Company will separate its J.Crew and Madewell businesses into two standalone, independently managed companies, enabling a potential initial public offering (“IPO”) of the Madewell business. The TSA also contemplates the formation of a special purpose vehicle limited liability company (“Chinos SPV”) that, following the Transactions, will be the ultimate parent company of the Company and will hold any common stock of Madewell not sold to the public in the potential IPO.

As part of the Transactions, among other things, the Company expects to exchange a portion of its outstanding term loans (the “Term Loan Exchange”) for: (i) new A-1 senior secured loans borrowed by Chinos SPV (the “New SPV A-1 Senior Secured Loans”) and (ii) with respect to exchanged term loans for which consents in respect of the Term Loan Exchange have been delivered to the Company by an early consent deadline, common units of Chinos SPV (the “New SPV Common Units”). Certain affiliates of the J.Crew Parties are also expected to make loans to Chinos SPV in the form of New SPV A-1 Senior Secured Loans and new A-2 senior secured loans and to be issued New SPV Common Units. The J.Crew Parties and the Ad Hoc Group will undertake a number of additional transactions and enter into additional agreements pursuant to the TSA.

The closing of each of the Transactions, including the IPO, is conditioned upon the closing of the other Transactions and will be deemed to occur contemporaneously. The TSA contains certain representations, warranties and other agreements by the J.Crew Parties and the Ad Hoc Group. The parties’ obligations thereunder are subject to various conditions and termination provisions as set forth therein. The TSA terminates if the Transactions, including the Madewell IPO, have not closed by March 18, 2020. Accordingly, there can be no assurance if or when the J.Crew Parties will consummate the transactions contemplated by the TSA.

The Company has evaluated subsequent events from the balance sheet date through January 17, 2020, the date at which the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors

Madewell:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Madewell (a business of J.Crew Group, Inc.) (the Company) as of February 2, 2019 and February 3, 2018, the related combined statements of income, changes in stockholder’s equity, and cash flows for each of the years in the three-year period ended February 2, 2019 and the related notes and financial statement schedule II—Valuation and Qualifying Accounts (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of February 2, 2019 and February 3, 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended February 2, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

New York, New York

July 18, 2019

MADEWELL

Combined Balance Sheets

(in thousands, except share data)

	February 2, 2019	February 3, 2018
ASSETS
Current assets:
Cash and cash equivalents	$4,133	$3,033
Accounts receivable, net	24,422	17,214
Merchandise inventories, net	100,919	48,981
Prepaid expenses and other current assets	12,795	7,719

Total current assets	142,269	76,947

Property and equipment, net	54,050	56,531
Intangible assets, net	49,942	55,720
Goodwill	107,900	107,900
Other assets	93	36

Total assets	$354,254	$297,134

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$76,504	$38,456
Due to Parent	56,584	109,492
Other current liabilities	35,742	23,987

Total current liabilities	168,830	171,935

Lease-related deferred credits, net	29,971	28,432
Deferred income taxes, net	8,980	10,714

Total liabilities	207,781	211,081

Stockholder’s equity:
Common stock $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—
Retained earnings	146,473	86,053

Total stockholder’s equity	146,473	86,053

Total liabilities and stockholder’s equity	$354,254	$297,134

The accompanying notes are an integral part of these combined financial statements.

MADEWELL

Combined Statements of Income

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
Revenues	$613,666	$463,512	$364,456
Cost of goods sold, including buying and occupancy costs	316,588	233,458	208,358

Gross profit	297,078	230,054	156,098
Selling, general and administrative expenses	215,361	167,015	136,783

Income before income taxes	81,717	63,039	19,315
Provision for income taxes	21,297	18,526	7,599

Net income	$60,420	$44,513	$11,716

(a)	Consists of 53 weeks.

The accompanying notes are an integral part of these combined financial statements.

MADEWELL

Combined Statements of Changes in Stockholder’s Equity

(in thousands, except shares)

	Common stock		Retained earnings	Total stockholder’s equity
	Shares	Amount
Balance at January 30, 2016	1,000	$—	$29,824	$29,824
Net income	—	—	11,716	11,716

Balance at January 28, 2017	1,000	—	41,540	41,540
Net income	—	—	44,513	44,513

Balance at February 3, 2018	1,000	—	86,053	86,053
Net income	—	—	60,420	60,420

Balance at February 2, 2019	1,000	$—	$146,473	$146,473

The accompanying notes are an integral part of these combined financial statements.

MADEWELL

Combined Statements of Cash Flows

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$60,420	$44,513	$11,716
Adjustments to reconcile to cash flows from operating activities:
Depreciation of property and equipment	12,596	13,213	11,933
Amortization of intangible assets	5,778	5,885	5,893
Deferred income taxes	(1,734)	7,289	5,961
Changes in operating assets and liabilities:
Accounts receivable, net	(7,208)	(6,450)	(7,660)
Merchandise inventories, net	(51,938)	(11,403)	(2,177)
Prepaid expenses and other current assets	(5,076)	(2,394)	2,156
Other assets	(57)	9	14
Accounts payable and other liabilities	51,342	17,768	13,548

Net cash provided by operating activities	64,123	68,430	41,384

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash provided by (used in) investing activities	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in Due to Parent	(63,023)	(67,872)	(41,179)

Net cash used in financing activities	(63,023)	(67,872)	(41,179)

Increase in cash and cash equivalents	1,100	558	205
Beginning balance	3,033	2,475	2,270

Ending balance	$4,133	$3,033	$2,475

Supplemental cash flow information:

Income taxes paid	$—	$—	$—

Interest paid	$—	$—	$—

Capital expenditures funded by Parent	$(10,115)	$(7,856)	$(21,930)

The accompanying notes are an integral part of these combined financial statements.

MADEWELL

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended February 2, 2019, February 3, 2018 and January 28, 2017

(Dollars in thousands, unless otherwise indicated)

1. Nature of Business and Summary of Significant Accounting Policies

(a) Basis of Presentation

Madewell (the “Company”) is a business of J.Crew Group, Inc., (“Group”) which is an indirect, wholly owned subsidiary of Chinos Holdings, Inc. (“Chinos Holdings” or “Parent”), which is owned by TPG Capital, L.P. (“TPG”), Leonard Green & Partners, L.P. (“LGP”), investors and members of management.

The combined financial statements of Madewell have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The financial position of Madewell as of February 2, 2019 and February 3, 2018, and the results of its operations and its cash flows for each of the years in a three-year period ended February 2, 2019 have been derived from the consolidated financial statements of Chinos Holdings. Additionally, the combined financial statements include allocations for corporate overhead and shared service costs that support the brands of Parent. Allocations of costs from Parent and a centralized cash management function of Parent give rise to intercompany amounts due to and from Parent. These intercompany amounts are included in Due to Parent in the combined balance sheets.

The combined statements of income include allocations for costs related to finance, information technology, human resources, corporate occupancy, legal, production and sourcing, design, supply chain, store and e-commerce operations, executive leadership, marketing, loss prevention, real estate and construction. Costs are included if they are specifically identifiable to Madewell, or are allocated using a systematic and rational allocation method, most commonly using percent of revenues or percent of employee headcount. The combined statements of income do not include an allocation of interest expense on the debt of Chinos Holdings. While the combined financial statements include these allocations, they are not intended to reflect the results of operations or cash flows of Madewell as if the Company were an independent standalone company.

The combined balance sheets include all of the assets and liabilities that are specifically identifiable to the Company or directly attributable to the carved-out company and its operations. All cash generated by the Company is not included on the combined balance sheets as cash is swept into the consolidated bank accounts of Parent pursuant to its centralized cash management function. Obligations resulting from liabilities of the Company are paid with cash of Chinos Holdings. The intercompany effect of these cash transactions is reflected in Due to Parent. The combined balance sheets do not reflect allocations of long-term debt of Parent. The combined balance sheets are not intended to reflect the financial condition of Madewell as if the Company were an independent standalone company.

For more information on allocation of costs, see note 2.

(b) Business

Madewell is a brand offering a full product assortment rooted in premium denim and everything you wear with jeans—tees, sweaters, sneakers, leather jackets, totes, tops and more. Madewell also offers lifestyle products including dresses, swimwear, beauty, gifts and sunglasses.

The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its revenues generally to be lower in the first and second quarters than in the third and fourth quarters (which includes the holiday season) of each fiscal year.

A significant amount of the Company’s products are produced in Asia through arrangements with independent contractors. As a result, the Company’s operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located or by the imposition of additional duties or regulations relating to imports or by the contractor’s inability to meet the Company’s production requirements.

(c) Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal years 2018, 2017, and 2016 ended on February 2, 2019, February 3, 2018, and January 28, 2017, respectively. Fiscal years 2018 and 2016 each consisted of 52 weeks, and fiscal year 2017 consisted of 53 weeks.

(d) Use of Estimates in the Preparation of Financial Statements

Management is required to make estimates and assumptions about future events in preparing financial statements in conformity with US GAAP. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses at the date of the combined financial statements. While management believes that past estimates and assumptions have been materially accurate, current estimates are subject to change if different assumptions as to the outcome of future events are made. Management evaluates estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on reasonable factors. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying combined financial statements.

(e) Revenue Recognition

At the beginning of fiscal 2018, the Company early adopted a pronouncement that clarified the principles of revenue recognition and standardized a comprehensive model for recognizing revenue arising from contracts with customers. The adoption was applied to all periods presented.

Revenue is recognized at the point-of-sale in the stores and at the date of receipt by a customer in the e-commerce business. Prices for all merchandise are listed on the Company’s website and are confirmed with the customer upon order. The customer has no cancellation privileges other than customary rights of return. In the wholesale business, revenue is recognized at the time ownership is transferred to a wholesale customer. The Company presents taxes collected from customers and remitted to governmental authorities on a net basis on the combined statements of income.

A liability is recognized at the time a gift card is sold, and revenue is recognized at the time the gift card is redeemed for merchandise.

The Company makes estimates of future sales returns related to current period sales. On the combined balance sheet, the Company records an asset in other current assets for the inventory expected to be returned and a liability in other current liabilities for the sales expected to be refunded. On the combined statement of operations, the Company presents the change in the liability in total revenues and the change in the asset in cost of goods sold.

Amounts billed to customers for shipping and handling fees are recorded in Direct to Consumer (“DTC”) revenues. Other revenues reflect income from unredeemed gift cards, estimated based on company-specific historical trends, which amounted to $1,197 in fiscal 2018, $1,117 in fiscal 2017, and $880 in fiscal 2016.

(f) Merchandise Inventories, net

Merchandise inventories, net are stated at the lower of average cost or net realizable value. The Company capitalizes certain design, purchasing and warehousing costs in inventory and these costs are included in cost of goods sold as the inventories are sold.

At the end of fiscal 2018, the Company owned excess merchandise inventories. As a result, the Company recorded a charge of $7.7 million for expected losses on the disposition of those inventories.

(g) Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $40,629 in fiscal 2018, $17,320 in fiscal 2017, and $14,031 in fiscal 2016.

(h) Lease-Related Deferred Credits

Rental payments under operating leases are charged to expense on a straight-line basis after consideration of rent holidays, step rent provisions and escalation clauses. Differences between rental expense, which is recognized from the date of possession, and actual rental payments are recorded as deferred rent and included in deferred credits.

The Company receives construction allowances upon entering into certain store leases. These construction allowances are recorded as deferred credits and are amortized as a reduction of rent expense over the term of the related lease. Deferred construction allowances were $17,953 and $16,598 at February 2, 2019 and February 3, 2018, respectively.

(i) Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives using the straight-line method. Furniture, fixtures and equipment are depreciated over estimated useful lives, ranging from three to ten years. Leasehold improvements are depreciated over the shorter of their useful lives or related lease terms (without consideration of optional renewal periods).

The Company capitalizes certain costs (included in fixtures and equipment) related to the acquisition and development of software and amortizes these costs using the straight-line method over the estimated useful life of the software, which is three to five years. Certain development costs not meeting the criteria for capitalization are expensed as incurred.

(j) Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of such assets based upon estimated cash flow forecasts.

(k) Income Taxes

The combined financial statements included a provision for income taxes as if Madewell operated as an independent standalone company, using an asset and liability method. Deferred tax assets and deferred tax liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using current enacted tax rates in effect in the years in which those temporary differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in the valuation allowances are included in the Company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

With respect to uncertain tax positions taken or expected to be taken on a tax return, the Company recognizes in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized from uncertain positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon effective settlement.

(l) Segment Information

The Company has one reportable segment. The Company’s identifiable assets are located primarily in the United States. Export sales are not material.

(m) Cash and Cash Equivalents

Cash and cash equivalents include cash balances and cash equivalents with maturities of three months or less. Cash equivalents also include amounts due from third-party credit card processors for the settlement of bank card transactions, which are typically collected within three business days.

(n) Operating Expenses

Cost of goods sold (including buying and occupancy costs) includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations, allocations from Parent and all shipping and handling and delivery costs.

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily administrative payroll, store expenses other than occupancy costs, depreciation and amortization, allocations from Parent and credit card fees.

For more information on allocations from Parent, see note 2.

(o) Goodwill and Intangible Assets

Indefinite-lived intangible assets, such as goodwill, are not subject to amortization. The Company assesses the recoverability of goodwill whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its estimated fair value, the Company records a charge to write the intangible asset down to its fair value.

Definite-lived intangibles, such as the Madewell trade name and favorable lease commitments, are amortized on a straight-line basis over their useful life or remaining lease term. See note 6 for more information regarding goodwill and intangible assets of the Company.

The Company assesses the recoverability of goodwill. In this assessment, the Company first compares the estimated enterprise fair value to its recorded carrying value. The Company estimates the enterprise fair value based on a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. If the recorded carrying value exceeds its estimated enterprise fair value in the first step, a second step is performed in which the Company allocates the enterprise fair value to the fair value of net assets. The second step of the impairment testing process requires, among other things, estimates of fair values of substantially all of the Company’s tangible and intangible assets. Any enterprise fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill. If the recorded goodwill amount exceeds the implied fair value of goodwill, an impairment charge is recorded to write goodwill down to its fair value.

(p) Litigation

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results of any of these legal proceedings, either individually or in the aggregate, would have a material effect on the Company’s financial position, results of operations or cash flows.

(q) Fair Value Measurements

The Company uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The carrying amounts reported in the combined balance sheets for cash and cash equivalents, accounts receivable, accounts payable and other current liabilities approximate fair value because of their short-term nature.

2. Allocated Costs

The combined statements of income include allocations from Parent for direct and indirect costs attributable to the operations of Madewell. Methods used to quantify these costs include specific identification or systematic and rational allocation methods when specific identification was not practicable. Management believes that the allocations are a reasonable reflection of the services received or the costs incurred on behalf of Madewell.

Other revenues reflect an allocation for estimated gift card breakage of $1,197 in fiscal 2018, $1,117 in fiscal 2017 and $880 in fiscal 2016.

Cost of Goods Sold includes an allocation for income from inventory purchase discounts and postage discounts of $9,527 in fiscal 2018, $4,325 in fiscal 2017 and $994 in fiscal 2016.

A summary of the allocated expenses included in Selling, General and Administrative Expenses is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
Information technology	$20,306	$17,865	$16,036
Supply chain	13,220	6,138	5,269
Bonus	4,255	5,933	3,532
Finance	4,143	3,146	2,495
Executive leadership	3,815	2,512	1,681
Store and e-commerce operations	3,443	1,778	1,830
Human resources	2,658	2,150	1,573
Production and sourcing	2,281	1,248	979
Severance	2,046	1,284	145
Legal	1,629	1,223	817
Corporate occupancy	1,278	1,810	1,886
Other	3,079	1,992	1,710

	$62,153	$47,079	$37,953

The income tax provision in the combined statements of income has been calculated as if the Company filed a separate tax return.

All balances and transactions between Madewell and the Parent (including the Parent’s subsidiaries) are shown in the combined balance sheets for all periods presented.

A summary of the amounts due to/(from) Parent is as follows:

	February 2, 2019	February 3, 2018	January 28, 2017
Due to Parent for overhead allocations	$147,185	$85,032	$37,953
Due from Parent for gross margin allocations	(18,040)	(7,316)	(1,874)
Due to Parent for taxes	36,288	13,257	2,020
Due to/(from) Parent for cash sweeps	(108,849)	18,519	131,409

Total Due to Parent	$56,584	$109,492	$169,508

3. Revenue Recognition

The Company generates revenue from three sources: (i) customers who shop in its brick-and-mortar stores, (ii) customers who shop on its website and (iii) wholesale customers who buy and resell its merchandise. The Company recognizes revenue at (i) the point-of-sale in brick-and-mortar stores, (ii) the date of receipt by a customer in the e-commerce business and (iii) the time ownership is transferred in the wholesale business.

A summary of disaggregated revenue is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
DTC(b)	$533,853	$422,792	$343,602
Wholesale	78,616	39,603	19,974
Other	1,197	1,117	880

Total revenues	$613,666	$463,512	$364,456

(a)	Consists of 53 weeks.
(b)	DTC revenues include net sales generated from customers who shop in the Company’s stores and customers who shop on its website, including shipping and handling income.

Accounts Receivable from the Company’s Wholesale Customers

A summary of accounts receivable with respect to the Company’s wholesale customers is as follows:

	February 2, 2019	February 3, 2018
Accounts receivable	$24,501	$17,494
Less allowance for doubtful accounts	(79)	(280)

Accounts receivable, net	$24,422	$17,214

Concentration of Risk

The Company generates a substantial portion of its wholesale revenues from a relationship with one customer. In fiscal 2018, wholesale revenues related to Nordstrom represented 12% of total revenues. As of February 2, 2019 and February 3, 2018, substantially all of the Company’s accounts receivable related to this relationship.

Contract Liabilities

The Company recognizes a contract liability when it has received consideration from a customer and has a future performance obligation to transfer merchandise to the customer. The Company’s contract liabilities are unredeemed gift cards.

With respect to unredeemed gift cards, the Company is obligated to transfer merchandise in the future when a holder uses a gift card to make a purchase. The contract liability for gift cards is increased when customers purchase cards, and decreased when (i) a customer redeems the card or (ii) the Company estimates the gift card will go unredeemed (referred to as “breakage”). All of the Company’s gift cards do not have an expiration date, and are classified as a current liability.

A rollforward of the liabilities for gift cards is as follows:

	Unredeemed Gift Cards
	For the Year Ended
	February 2, 2019	February 3, 2018
Balance at beginning of period	$4,528	$3,109
Issuance of cards	24,352	16,997
Redemption of cards	(20,807)	(14,461)
Recognition of estimated breakage	(1,197)	(1,117)

Balance at end of period	$6,876	$4,528

4. Other Current Assets

A summary of other current assets is as follows:

	February 2, 2019	February 3, 2018
Prepaid occupancy	$4,167	$3,871
Right of return asset	3,000	1,368
Uncollected landlord contributions	2,128	44
Other, primarily prepaid operating expenses	3,500	2,436

	$12,795	$7,719

5. Property and Equipment

A summary of property and equipment, net is as follows:

	February 2, 2019	February 3, 2018
Leasehold improvements	$79,569	$79,476
Fixtures and equipment	18,610	20,259
Construction in progress	2,510	159

	100,689	99,894
Less accumulated depreciation and amortization	(46,639)	(43,363)

	$54,050	$56,531

6. Goodwill and Intangible Assets

A summary of the components of goodwill and intangible assets, net is as follows:

	Favorable Lease Commitments	Madewell Trade Name	Goodwill
Balance at January 28, 2017	$3,863	$57,742	$107,900
Amortization expense	(1,785)	(4,100)	—

Balance at February 3, 2018	$2,078	$53,642	$107,900
Amortization expense	(1,678)	(4,100)	—

Balance at February 2, 2019	$400	$49,542	$107,900

Total accumulated amortization at February 2, 2019	$(14,370)	$(32,458)	$—

Estimated amortization expense of intangible assets for the next five fiscal years is $4 million per annum.

7. Other Current Liabilities

A summary of other current liabilities is as follows:

	February 2, 2019	February 3, 2018
Reserve for sales returns	$7,572	$3,753
Unredeemed gift cards	6,876	4,528
Accrued direct marketing costs	4,564	4,204
Accrued compensation	4,392	3,910
Deferred revenue	3,093	1,691
Taxes, other than income taxes	1,541	1,490
Other, primarily accrued operating expenses	7,704	4,411

	$35,742	$23,987

8. Commitments and Contingencies

Operating Leases

As of February 2, 2019, the Company was obligated under various long-term operating leases, which require minimum annual rent for retail stores, office space and equipment.

These operating leases expire on varying dates through 2029. A summary of aggregate minimum rent at February 2, 2019 is as follows:

Fiscal year	Amount
2019	$34,239
2020	$32,038
2021	$31,508
2022	$29,412
2023	$23,170
Thereafter	$48,768

Certain of these leases include renewal options and escalation clauses and provide for contingent rent based upon sales and require the Company to pay taxes, insurance and other occupancy costs.

Rent expense was $35,216 in fiscal 2018, $32,824 in fiscal 2017, and $29,590 in fiscal 2016 (including contingent rent, based on store sales, of $2,204, $1,745, and $993, respectively).

9. Income Taxes

The income tax provision in the combined statements of income has been calculated as if the Company filed a separate tax return.

A summary of the components of the provision for income taxes is as follows:

	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Current:
Federal	$17,282	$7,564	$754
State and local	5,749	3,673	884

	23,031	11,237	1,638
Deferred:
Federal	(1,399)	6,786	5,695
State and local	(335)	503	266

	(1,734)	7,289	5,961

Total income taxes	$21,297	$18,526	$7,599

Reconciliation of rates

A reconciliation between the effective tax and the U.S. federal statutory income tax rate is as follows:

	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Federal income tax rate	21.0%	33.7%	35.0%
State and local income taxes, net of federal benefit	5.1	4.2	4.1
Change in tax rate pursuant to tax reform	—	(8.6)	—
Other	—	0.1	0.2

Effective tax rate	26.1%	29.4%	39.3%

Deferred taxes

A summary of the tax effect of temporary differences which give rise to deferred tax assets and liabilities is as follows:

	February 2, 2019	February 3, 2018
Deferred tax assets:
Rent	$3,076	$2,580
Customer liabilities	1,904	1,280
Sales returns	1,200	993
Accrued bonus	—	766
Other	20	74

Deferred tax assets	6,200	5,693

Deferred tax liabilities:
Intangible assets	(13,115)	(14,189)
Property and equipment	(125)	(708)
Prepaid catalog and other prepaid expenses	(1,940)	(1,510)

Deferred tax liabilities	(15,180)	(16,407)

Net deferred income tax liability	$(8,980)	$(10,714)

Valuation allowance

The Company regularly assesses the need for a valuation allowance related to its deferred tax assets and has determined that a valuation allowance is not needed.

Net operating losses

As of January 28, 2017 and January 30, 2016, the Company had federal net operating losses carryforwards of $45.1 million and $83.3 million, respectively. These losses were utilized to offset federal taxable income for the years ended February 3, 2018 and January 28, 2017. As of February 3, 2018 there were no remaining federal net operating loss carryforwards.

As of January 28, 2017 and January 30, 2016, the Company had state and local net operating loss carryovers of $12.0 million and $31.5 million, respectively. These losses were utilized to offset state and local taxable income for the years ended February 3, 2018 and January 28, 2017. As of February 3, 2018 there were no remaining state and local net operating loss carryforwards.

10. Related Party Transaction

While the Company is not an obligor under any credit agreements, Madewell (together with other subsidiaries of Group) is a named guarantor and has assets pledged as collateral under certain credit agreements of Group, including an ABL Facility and Term Loan Facility. A summary of the key terms of those credit agreements is as follows:

Group has an ABL Facility, which is governed by an asset-based credit agreement with Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto, that provides for a $375 million senior secured asset-based revolving line of credit (which may be increased by up to $75 million in certain circumstances), subject to a borrowing base limitation. Group cannot borrow in excess of $375 million under the ABL Facility without the consent of holders of at least a majority of the loans outstanding under the Term Loan Facility. The ABL Facility includes borrowing capacity in the form of letters of credit up to $200 million, and up to $25 million in U.S. dollars for loans on same-day notice, referred to as swingline loans, and is available in U.S. dollars, Canadian dollars and Euros. Any amounts outstanding under the ABL Facility are due and payable in full on the maturity date, which is November 17, 2021. The borrowings outstanding under the ABL Facility were $70.8 million at February 2, 2019. There were no outstanding borrowings at February 3, 2018.

Group has a Term Loan Facility that bears interest at a rate per annum equal to an applicable margin plus, at Group’s option, either (a) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (b) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. Certain borrowings of $30 million under the Term Loan Facility bear interest at LIBOR plus 9% per annum payable in cash plus 3% per annum payable in kind. Group is required to make principal repayments equal to 0.25% of the original principal amount of the Term Loan Facility, or $3.9 million, on the last business day of January, April, July, and October. Group is also required (i) to repay the term loan based on an annual calculation of excess cash flow, as defined in the agreement, (ii) in the second quarter of fiscal 2019, to make a principal repayment of $11.9 million which is equal to 1.00% of the aggregate principal amount outstanding on July 13, 2017 and (iii) beginning on July 31, 2019, on the last business day of January, April, July and October, to make additional principal repayments of $1.5 million equal to 0.125% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. The maturity date of the Term Loan Facility is March 5, 2021. The amount outstanding under the Term Loan Facility was $1,373.6 million and $1,388.3 million at February 2, 2019 and February 3, 2018, respectively.

11. Recent Accounting Pronouncements

In February 2016 and July 2018, pronouncements were issued with respect to the accounting for leases. Effective for fiscal years beginning after December 15, 2018, the pronouncements require lessees to recognize right-of-use lease assets (“ROU assets”) and right-of-use lease liabilities (“ROU liabilities”) for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. Upon adoption of the new standard in the first quarter of fiscal 2019, the Company recorded a significant gross-up to the balance sheet, including ROU assets of $121.1 million and ROU liabilities of $148.2 million. The Company used the effective date method whereby initial application occurred on the date of adoption with comparative periods unchanged. Additionally, the Company utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of its identification of leases, historical lease classification and initial direct costs for existing leases. The Company elected to use hindsight in determining lease term.

12. Subsequent Event

The Company has evaluated subsequent events from the balance sheet date through July 18, 2019, the date at which the financial statements were available to be issued.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Charged to Cost and Expenses(a)	Charged to Other Accounts	Deductions(a)	Ending Balance
		(in thousands)
Inventory reserve
(deducted from merchandise inventories, net)
Year ended February 2, 2019	$1,050	$7,650	$—	$—	$8,700
Year ended February 3, 2018	911	139	—	—	1,050
Year ended January 28, 2017	1,102	—	—	191	911

Allowance for sales returns
(included in other current liabilities)
Year ended February 2, 2019	$3,753	$3,819	$—	$—	$7,572
Year ended February 3, 2018	3,173	580	—	—	3,753
Year ended January 28, 2017	2,671	502	—	—	3,173

(a)

The inventory reserve and allowance for sales returns are evaluated at the end of each fiscal quarter and adjusted (increased or decreased) based on the quarterly evaluation. During each period, inventory write-downs and sales returns are charged to the statement of income as incurred.

MADEWELL

Condensed Combined Balance Sheets

(unaudited)

(in thousands, except share data)

	November 2, 2019	February 2, 2019
ASSETS
Current assets:
Cash and cash equivalents	$4,254	$4,133
Accounts receivable, net	33,386	24,422
Merchandise inventories, net	131,494	100,919
Prepaid expenses and other current assets	10,187	12,795

Total current assets	179,321	142,269

Property and equipment, net	55,383	54,050
Right-of-use lease assets	122,825	—
Intangible assets, net	46,570	49,942
Goodwill	107,900	107,900
Other assets	560	93

Total assets	$512,559	$354,254

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$80,133	$76,504
Due to Parent	45,554	56,584
Current portion of right-of-use lease liabilities	25,678	—
Other current liabilities	36,299	35,742

Total current liabilities	187,664	168,830

Long-term right-of-use lease liabilities	124,220	—
Lease-related deferred credits, net	—	29,971
Deferred income taxes, net	6,503	8,980
Other liabilities	765	—

Total liabilities	319,152	207,781

Stockholder’s equity:
Common stock $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—
Retained earnings	193,407	146,473

Total stockholder’s equity	193,407	146,473

Total liabilities and stockholder’s equity	$512,559	$354,254

See notes to unaudited condensed combined financial statements.

MADEWELL

Condensed Combined Statements of Income

(unaudited)

(in thousands)

	For the Thirty-nine Weeks Ended November 2, 2019	For the Thirty-nine Weeks Ended November 3, 2018
Revenues	$520,669	$432,612
Cost of goods sold, including buying and occupancy costs	262,257	212,135

Gross profit	258,412	220,477
Selling, general and administrative expenses	194,943	155,386

Income before income taxes	63,469	65,091
Provision for income taxes	16,535	16,982

Net income	$46,934	$48,109

See notes to unaudited condensed combined financial statements.

MADEWELL

Condensed Combined Statements of Changes in Stockholder’s Equity

(unaudited)

(in thousands, except shares)

	Common stock		Retained earnings	Total stockholder’s equity
	Shares	Amount
Balance at February 3, 2018	1,000	$—	$86,053	$86,053

Net income	—	—	48,109	48,109

Balance at November 3, 2018	1,000	$—	$134,162	$134,162

Balance at February 2, 2019	1,000	$—	$146,473	$146,473

Net income	—	—	46,934	46,934

Balance at November 2, 2019	1,000	$—	$193,407	$193,407

See notes to unaudited condensed combined financial statements.

MADEWELL

Condensed Combined Statements of Cash Flows

(unaudited)

(in thousands)

	For the Thirty-nine Weeks Ended November 2, 2019	For the Thirty-nine Weeks Ended November 3, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$46,934	$48,109
Adjustments to reconcile to cash flows from operating activities:
Depreciation of property and equipment	9,884	9,415
Amortization of intangible assets	3,408	4,334
Deferred income taxes	(2,477)	(1,361)
Changes in operating assets and liabilities:
Accounts receivable, net	(8,964)	(19,812)
Merchandise inventories, net	(30,575)	(54,490)
Prepaid expenses and other current assets	(146)	(355)
Other assets	(467)	(57)
Accounts payable and other	4,771	37,819

Net cash provided by operating activities	22,368	23,602

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash provided by (used in) investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in Due to Parent	(22,247)	(22,061)

Net cash used in financing activities	(22,247)	(22,061)

Increase in cash and cash equivalents	121	1,541
Beginning balance	4,133	3,033

Ending balance	$4,254	$4,574

Supplemental cash flow information:

Income taxes paid	$—	$—

Interest paid	$—	$—

Capital expenditures funded by Parent	$(11,217)	$(6,117)

See notes to unaudited condensed combined financial statements.

MADEWELL

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

For the thirty-nine weeks ended November 2, 2019 and November 3, 2018

(Dollars in thousands, unless otherwise indicated)

1. Basis of Presentation

Madewell (the “Company”) is a business of J.Crew Group, Inc., (“Group”) which is an indirect, wholly owned subsidiary of Chinos Holdings, Inc. (“Chinos Holdings” or “Parent”), which is owned by TPG Capital, L.P. (“TPG”), Leonard Green & Partners, L.P. (“LGP”), investors and members of management.

The unaudited condensed combined financial statements of Madewell have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The financial position of Madewell as of November 2, 2019 and February 2, 2019, and the results of its operations and its cash flows for each of the thirty-nine weeks ended November 2, 2019 and November 3, 2018 have been derived from the unaudited condensed consolidated financial statements of Chinos Holdings. Additionally, the unaudited condensed combined financial statements include allocations for corporate overhead and shared service costs that support the brands of Parent. Allocations of costs from Parent and a centralized cash management function of Parent give rise to intercompany amounts due to and from Parent. These intercompany amounts are included in Due to Parent in the unaudited condensed combined balance sheets.

The unaudited condensed combined statements of income include allocations for costs related to finance, information technology, human resources, corporate occupancy, legal, production and sourcing, design, supply chain, store and e-commerce operations, executive leadership, transaction costs, marketing, loss prevention, real estate and construction. Costs are included if they are specifically identifiable to Madewell, or are allocated using a systematic and rational allocation method, most commonly using percent of revenues or percent of employee headcount. The unaudited condensed combined statements of income do not include an allocation of interest expense on the debt of Chinos Holdings. While the unaudited condensed combined financial statements include these allocations, they are not intended to reflect the results of operations or cash flows of Madewell as if the Company were an independent standalone company.

The unaudited condensed combined balance sheets include all of the assets and liabilities that are specifically identifiable to the Company or directly attributable to the carved-out company and its operations. All cash generated by the Company is not included on the unaudited condensed combined balance sheets as cash is swept into the consolidated bank accounts of Parent pursuant to its centralized cash management function. Obligations resulting from liabilities of the Company are paid with cash of Chinos Holdings. The intercompany effect of these cash transactions is reflected in Due to Parent. The unaudited condensed combined balance sheets do not reflect allocations of long-term debt of Parent. The unaudited condensed combined balance sheets are not intended to reflect the financial condition of Madewell as if the Company were an independent standalone company.

For more information on allocation of costs, see note 2.

The Company’s fiscal year ends on the Saturday closest to January 31. All references to “fiscal 2019” represent the 52-week fiscal year that will end on February 1, 2020 and to “fiscal 2018” represent the 52-week fiscal year that ended February 2, 2019.

In the opinion of management, the accompanying unaudited condensed combined financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly in all material respects the Company’s financial position, results of operations and cash flows for the applicable interim periods.

Management is required to make estimates and assumptions about future events in preparing financial statements in conformity with US GAAP. These estimates and assumptions affect the amounts of assets,

liabilities, revenues and expenses at the date of the unaudited condensed combined financial statements. While management believes that past estimates and assumptions have been materially accurate, current estimates are subject to change if different assumptions as to the outcome of future events are made. Management evaluates estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on reasonable factors. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying unaudited condensed combined financial statements.

2. Allocated Costs

The unaudited condensed combined statements of income include allocations from Parent for direct and indirect costs attributable to the operations of Madewell. Methods used to quantify these costs include specific identification or systematic and rational allocation methods when specific identification was not practicable. Management believes that the allocations are a reasonable reflection of the services received or the costs incurred on behalf of Madewell.

A summary of the allocated expenses (income) included in other revenues is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Gift card breakage	$(838)	$(910)

A summary of the allocated expenses (income) included in Cost of Goods Sold is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Inventory purchase discounts	$(4,603)	$(5,558)
Postage discounts	(1,032)	(847)

	$(5,635)	$(6,405)

A summary of the allocated expenses (income) included in Selling, General and Administrative Expenses is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Transaction costs(a)	$24,230	$—
Information technology	16,341	15,164
Supply chain	10,380	8,544
Bonus	6,254	3,187
Corporate occupancy	3,821	714
Finance	3,786	3,135
Store and e-commerce operations	2,229	2,397
Human resources	1,844	1,937
Executive leadership	1,478	3,250
Production and sourcing	1,357	1,572
Legal	1,291	1,211
Other	1,616	2,683

	$74,627	$43,794

(a)	Represents costs related to the Parent’s exploration of strategic alternatives to maximize its value.

The income tax provision in the unaudited condensed combined statements of income has been calculated as if the Company filed a separate tax return.

All balances and transactions between Madewell and the Parent (including the Parent’s subsidiaries) are shown in the unaudited condensed combined balance sheets for all periods presented.

A summary of the amounts due to/(from) Parent is as follows:

	November 2, 2019	February 2, 2019
Due to Parent for overhead allocations	$221,812	$147,185
Due from Parent for gross margin allocations	(24,513)	(18,040)
Due to Parent for taxes	55,300	36,288
Due from Parent for cash sweeps	(207,045)	(108,849)

Total Due to Parent	$45,554	$56,584

3. Revenue Recognition

The Company generates revenue from three sources: (i) customers who shop in its brick-and-mortar stores, (ii) customers who shop on its website and (iii) wholesale customers who buy and resell its merchandise. The Company recognizes revenue at (i) the point-of-sale in brick-and-mortar stores, (ii) the date of receipt by a customer in the e-commerce business and (iii) the time ownership is transferred in the wholesale business.

A summary of disaggregated revenue is as follows:

	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
DTC(a)	$427,635	$374,254
Wholesale	92,196	57,448
Other	838	910

Total revenues	$520,669	$432,612

(a)	Direct to Consumer (“DTC”) revenues include net sales generated from customers who shop in the Company’s stores and customers who shop on its website, including shipping and handling income.

Accounts Receivable from the Company’s Wholesale Customers

A summary of accounts receivable with respect to the Company’s wholesale customers is as follows:

	November 2, 2019	February 2, 2019
Accounts receivable	$33,511	$24,501
Less allowance for doubtful accounts	(125)	(79)

Accounts receivable, net	$33,386	$24,422

Concentration of Risk

The Company generates a substantial portion of its wholesale revenues from a relationship with one customer. In the first nine months of fiscal 2019 and fiscal 2018, wholesale revenues related to Nordstrom represented 16% and 12% of total revenues, respectively. As of November 2, 2019 and February 2, 2019, substantially all of the Company’s accounts receivable related to this relationship.

Contract Liabilities

The Company recognizes a contract liability when it has received consideration from a customer and has a future performance obligation to transfer merchandise to the customer. The Company’s contract liabilities are unredeemed gift cards.

With respect to unredeemed gift cards, the Company is obligated to transfer merchandise in the future when a holder uses a gift card to make a purchase. The contract liability for gift cards is increased when customers purchase cards, and decreased when (i) a customer redeems the card or (ii) the Company estimates the gift card will go unredeemed (referred to as “breakage”). All of the Company’s gift cards do not have an expiration date, and are classified as a current liability.

A rollforward of the liabilities for gift cards is as follows:

	Unredeemed Gift Cards
	For the Thirty-nine Weeks Ended
	November 2, 2019	November 3, 2018
Balance at beginning of period	$6,876	$4,528
Issuance of cards	15,746	13,608
Redemption of cards	(15,285)	(13,578)
Recognition of estimated breakage	(838)	(910)

Balance at end of period	$6,499	$3,648

4. Leases

Overview

The Company is party to various long-term operating lease agreements in connection with the leasing of its brick-and-mortar stores and its corporate offices. These operating leases expire on varying dates through 2029, with a portion of these leases containing options to renew for periods of up to 5 years. Generally, these leases contain standard provisions concerning the payment of rent, events of default and the rights and obligations of each party. Rent due under the leases is typically comprised of annual base rent plus a contingent rent payment based on the store’s sales in excess of a specified threshold. Some of the leases also contain early termination options, which can be exercised by the Company or the landlord under certain conditions. The leases ordinarily require the Company to pay real estate taxes, insurance, certain utilities and common area costs.

Accounting for Leases

Historically, these operating leases were accounted for by expensing rent payments on a straight-line basis after consideration of rent holidays, step rent provisions and escalation clauses. Differences between rental expense, which was recognized from the date of possession, and actual rental payments were recorded as deferred rent and included in deferred credits. No liabilities were recognized on the balance sheet for long-term obligations pursuant to these lease agreements.

During the first quarter of fiscal 2019, however, the Company adopted pronouncements that were issued with respect to the accounting for leases. The pronouncements require lessees to recognize right-of-use lease assets (“ROU assets”) and right-of-use lease liabilities (“ROU liabilities”) for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. The Company used the effective date method whereby initial application occurred on the date of adoption with comparative periods unchanged.

Upon adoption of the new standard, the Company recorded a significant gross-up to the balance sheet, including ROU assets of $121.1 million and ROU liabilities of $148.2 million. The Company utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of its identification of leases, historical lease classification and initial direct costs for existing leases. The Company elected to use hindsight in determining lease term.

The new pronouncement requires a company to discount its ROU liabilities using implicit rates of return in the underlying leases. To the extent these rates of return cannot be readily determined, a company is permitted to use its incremental borrowing rate, which is required to be a collateralized rate for a period of time that corresponds to the remaining lease term.

A summary of the components of lease expense included in the statement of income is as follows:

For the Thirty-nine Weeks Ended November 2, 2019
Operating lease cost	$22,962
Variable lease cost	15,875

Total lease cost	$38,837

A summary of supplemental cash flow information related to operating leases is as follows:

For the Thirty-nine Weeks Ended November 2, 2019
Cash paid by the Parent, on behalf of the Company, for amounts included in the measurement of ROU liabilities	$25,897

ROU assets obtained in exchange for new ROU liabilities, non-cash	$17,932

As of November 2, 2019, the weighted-average remaining lease term was 6.2 years and the weighted-average discount rate was 9.12%.

A reconciliation of undiscounted cash flows to the ROU liabilities is as follows:

Fiscal year	Amount
Remainder of 2019	$9,451
2020	33,710
2021	35,597
2022	33,108
2023	28,539
Thereafter	60,286

Total lease payments	$200,691
Less: interest	(50,793)

Present value of ROU liabilities	$149,898

November 2, 2019
Current portion of ROU liabilities	$25,678
Long-term ROU liabilities	124,220

Total ROU liabilities	$149,898

A summary of aggregate minimum rent at February 2, 2019 is as follows:

Fiscal year	Amount
2019	$34,239
2020	32,038
2021	31,508
2022	29,412
2023	23,170
Thereafter	48,768

Total	$199,135

5. Goodwill and Intangible Assets

A summary of the components of goodwill and intangible assets, net is as follows:

	Favorable Lease Commitments	Madewell Trade Name	Goodwill
Balance at February 2, 2019	$400	$49,542	$107,900
Amortization expense	(296)	(3,076)	—

Balance at November 2, 2019	$104	$46,466	$107,900

Total accumulated amortization at November 2, 2019	$(14,666)	$(35,534)	$—

6. Income Taxes

In the first nine months of fiscal 2019, the Company recorded a provision for income taxes of $16.5 million on pre-tax income of $63.5 million. The effective tax rate for the first nine months of fiscal 2019 was 26.1%. The difference between the U.S. federal statutory rate of 21% and the effective tax rate is driven primarily by state and local income taxes.

In the first nine months of fiscal 2018, the Company recorded a provision for income taxes of $17.0 million, on pre-tax income of $65.1 million. The effective tax rate for the first nine months of fiscal 2018 was 26.1%. The difference between the U.S. federal statutory rate of 21% and the effective tax rate is driven primarily by state and local income taxes.

The Company regularly assesses the need for a valuation allowance related to its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on a weighing process of available evidence, whether it is more-likely-than-not that its deferred tax assets will not be realized. As of November 2, 2019, the Company has determined that a valuation allowance is not needed.

7. Related Party Transaction

While the Company is not an obligor under any credit agreements, Madewell (together with other subsidiaries of Group) is a named guarantor and has assets pledged as collateral under certain credit agreements of Group, including an ABL Facility and Term Loan Facility. A summary of the key terms of those credit agreements is as follows:

Group has an ABL Facility, which is governed by an asset-based credit agreement with Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto, that provides for a $375 million senior secured asset-based revolving line of credit (which may be increased by up to $75 million in certain circumstances), subject to a borrowing base limitation. Group cannot borrow in excess of $375 million under the ABL Facility without the consent of holders of at least a majority of the loans outstanding under the Term Loan Facility. The ABL Facility includes borrowing capacity in the form of letters of credit up to $200 million, and up to $25 million in U.S. dollars for loans on same-day notice, referred to as swingline loans, and is available in U.S. dollars, Canadian dollars and Euros. Any amounts outstanding under the ABL Facility are due and payable in full on the maturity date, which is November 17, 2021. The borrowings outstanding under the ABL Facility were $217.9 million and $70.8 million at November 2, 2019 and February 2, 2019, respectively.

Group has a Term Loan Facility that bears interest at a rate per annum equal to an applicable margin plus, at Group’s option, either (a) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (b) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. Certain borrowings of $30 million under the Term Loan Facility bear interest at LIBOR plus 9% per annum payable in cash plus 3% per annum payable in kind. Group is required to make principal repayments equal to 0.25% of the original principal amount of the Term Loan Facility, or $3.9 million, on the last business day of January, April, July, and October. Group is also required (i) to repay the term loan based on an annual calculation of excess cash flow, as defined in the agreement and (ii) beginning on July 31, 2019, on the last business day of January, April, July and October, to make additional principal repayments of $1.5 million equal to 0.125% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. In the second quarter of fiscal 2019, Group made an additional one-time principal repayment of $11.9 million which is equal to 1.00% of the aggregate principal amount outstanding on July 13, 2017. The maturity date of the Term Loan Facility is March 5, 2021. The amount outstanding under the Term Loan Facility was $1,347.7 million and $1,373.6 million at November 2, 2019 and February 2, 2019, respectively.

8. Recent Accounting Pronouncements

In June 2016, a pronouncement was issued that replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. The Company does not expect there to be a significant impact on its condensed combined financial statements.

In January 2017, a pronouncement was issued that simplifies the measurement of goodwill impairment by no longer requiring an entity to perform a hypothetical purchase price allocation. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. The Company does not expect there to be a significant impact on its condensed combined financial statements.

9. Subsequent Event

The Company has evaluated subsequent events from the balance sheet date through January 17, 2020, the date at which the financial statements were available to be issued.

c!ao

Madewell GOOD DAYS START WITH GREAT JEANS

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NYSE.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE Listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Officers and Directors.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement relating to the Common Stock.

3.1(a)	Fourth Amended and Restated Certificate of Incorporation of Chinos Holdings, Inc., adopted July 12, 2017.

3.1(b)	Form of Amended and Restated Certificate of Incorporation of Madewell Group, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.2(a)	Amended and Restated Bylaws of Chinos Holdings, Inc.

3.2(b)	Form of Amended and Restated Bylaws of Madewell Group, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.3(a)	Certificate of Designation of Rights, Powers, Preferences, Qualifications, Limitations and Restrictions of New Series A Preferred Stock, adopted July 12, 2017.

3.3(b)	Form of Amended Certificate of Designation of Series A Preferred Stock.

3.4(a)	Certificate of Designation of Rights, Powers, Preferences, Qualifications, Limitations and Restrictions of New Series B Preferred Stock, adopted July 12, 2017.

3.4(b)	Form of Amended Certificate of Designation of Series B Preferred Stock.

4.1*	Form of Certificate of Common Stock.

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1(a)*	Form of Term Loan Agreement.

10.1(b)*	Form of Credit Agreement for ABL Facility.

10.2	Form of Separation and Distribution Agreement.

10.3	Form of Transition Services Agreement.

10.4(a)	Employment Agreement with Libby Wadle.

10.4(b)	Employment Agreement with Vincent Zanna.

10.4(c)*	Letter Agreement with Valerie van Ogtrop.

10.4(d)*	Letter Agreement with Michael C. Wu.

10.4(e)*	Letter Agreement with Derek Yarbrough.

Exhibit No.	Description

10.5	Form of Madewell Group, Inc. 2020 Equity Incentive Plan.

10.6*	Form of Award under 2020 Equity Incentive Plan.

10.7	2011 Equity Incentive Plan of Chinos Holdings.

10.8(a)	Form of Time-Based Stock Option under 2011 Equity Incentive Plan of Chinos Holdings.

10.8(b)	Form of Performance-Based Stock Option under 2011 Equity Incentive Plan of Chinos Holdings.

10.8(c)	Form of Time-Based Restricted Stock Award under 2011 Equity Incentive Plan of Chinos Holdings.

10.8(d)	Form of Performance-Based Restricted Stock Award under 2011 Equity Incentive Plan of Chinos Holdings.

10.8(e)	Form of Associate Time-Based Restricted Stock Award under 2011 Equity Incentive Plan of Chinos Holdings.

10.8(f)	Form of Associate Time-Based Restricted Stock Award under 2011 Equity Incentive Plan of Chinos Holdings.

10.9**	Letter Agreement, dated November 28, 2011, between J.Crew Group, Inc. and Libby Wadle.

10.10**	Letter Agreement, dated December 3, 2015, between J.Crew Group, Inc. and Michael J. Nicholson.

10.11**	Letter Agreement, dated May 31, 2017, between J.Crew Group, Inc. and James Brett.

10.12**	General Release, dated November 17, 2018, between J.Crew Group, Inc. and James Brett.

10.13**	Amendment to Letter Agreement, dated August 2, 2017, between J.Crew Group, Inc. and Michael J. Nicholson.

10.14**	Letter Agreement, dated September 14, 2017, between J.Crew Group, Inc. and Lynda Markoe.

10.15**	Letter Agreement, dated February 12, 2018, between J.Crew Group, Inc. and Adam Brotman.

10.16**	Non-disclosure, Non-solicitation, Non-competition, Work Product Ownership and Dispute Resolution Agreement, dated February 14, 2018, between J.Crew Group, Inc. and Adam Brotman.

10.17**	Letter Agreement, dated March 23, 2018, between J.Crew Group, Inc. and Vincent Zanna.

10.18**	J.Crew Group, Inc. 2017 Transformation Incentive Plan, adopted June 12, 2017.

10.19**	Form of Indemnification Agreement between Chinos Holdings, Inc., Chinos Intermediate Holdings A, Inc., Chinos Intermediate Holdings B, Inc., Chinos Intermediate Inc., J.Crew Group, Inc. and the directors thereof.

10.20	Form of Registration Rights Agreement.

10.21	Form of Agreement and Plan of Merger among Chinos Holdings, Inc. and J.Crew Holdings, Inc.

10.22	Form of Tax Matters Agreement.

10.23	Form of Employee Matters Agreement.

10.24	Form of Investors’ Rights Agreement

10.25	Form of Release Agreement

10.26	Credit Agreement dated as of March 7, 2011 among Chinos Acquisition Corporation, which on March 7, 2011 was merged with and into J.Crew Group, Inc., with J.Crew Group, Inc. surviving such merger as the Borrower, Chinos Intermediate Holdings B, Inc., as Holdings, Bank of America, N.A., as Administrative Agent and Issuer, and the other Lenders and Issuers party thereto.

Exhibit No.	Description

10.27	Security Agreement dated as of March 7, 2011 among Chinos Acquisition Corporation, which on March 7, 2011 was merged with and into J.Crew Group, Inc., with J.Crew Group, Inc. surviving such merger as the Borrower, Chinos Intermediate Holdings B, Inc., as Holdings, the subsidiary guarantors party thereto from time to time, and Bank of America, N.A., as Collateral Agent under the ABL Facility.

10.28	Security Agreement dated as of March 7, 2011 among Chinos Acquisition Corporation, which on March 7, 2011 was merged with and into J.Crew Group, Inc., with J.Crew Group, Inc. surviving such merger as the Borrower, Chinos Intermediate Holdings B, Inc., as Holdings, the subsidiary guarantors party thereto from time to time, and Bank of America, N.A., as Collateral Agent under the Term Loan Facility.

10.29	Guaranty dated as of March 7, 2011 among Chinos Intermediate Holdings B, Inc., as Holdings, the other guarantors party hereto from time to time, and Bank of America, N.A., as Administrative Agent and Collateral Agent under the ABL Facility.

10.30	Guaranty dated as of March 7, 2011 among Chinos Intermediate Holdings B, Inc., as Holdings, the other guarantors party hereto from time to time, and Bank of America, N.A., as the Administrative Agent and Collateral Agent under the Term Loan Facility.

10.31	First Amendment to the Credit Agreement, dated as of October 11, 2012, by and among J.Crew Group, Inc., Chinos Intermediate Holdings B, Inc., Bank of America, N.A., as administrative agent and as collateral agent, and each lender party thereto.

10.32	Second Amendment to Credit Agreement, dated as of March 5, 2014, by and among J.Crew Group, Inc., Bank of America, N.A., as administrative agent and collateral agent, and each lender party thereto.

10.33	Amended and Restated Credit Agreement, dated as of March 5, 2014, by and among J.Crew Group, Inc., Chinos Intermediate Holdings B, Inc., Bank of America, N.A., as administrative agent and collateral agent, and each lender from time to time party thereto.

10.34	Third Amendment to Credit Agreement, dated as of December 10, 2014, by and among J.Crew Group, Inc., Bank of America, N.A., as administrative agent and collateral agent, and each lender party thereto.

10.35	Fourth Amendment to Credit Agreement (Incremental Amendment), dated as of December 17, 2015, by and among J.Crew Group, Inc., Chinos Intermediate Holdings B, Inc., Bank of America, N.A., as administrative agent and as collateral agent, and each lender party thereto.

10.36	Fifth Amendment to Credit Agreement and Consent to release of Mortgages, dated as of November 17, 2016, by and among J.Crew Group, Inc., Chinos Intermediate Holdings B, Inc., Bank of America, N.A., as administrative agent and as collateral agent, and each lender party thereto.

10.37	Sixth Amendment to Credit Agreement (Incremental Amendment), dated as of September 19, 2018, by and among J.Crew Group, Inc., Chinos Intermediate Holdings B, Inc., Bank of America, N.A., as administrative agent and as collateral agent, and each lender party thereto.

21.1	List of subsidiaries of Madewell Group, Inc.

23.1	Consent of KPMG LLP for Chinos Holdings, Inc.

23.2	Consent of KPMG LLP for Madewell (A Business of J.Crew Group, Inc.).

23.3*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

99.1	Consent of Frits Dirk van Paasschen, Director Nominee.

99.2	Consent of Julie M.B. Bradley, Director Nominee.

99.3	Consent of Barbara Messing, Director Nominee.

*	To be filed by amendment.
**	Previously filed.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, the purposes of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on January 17, 2020.

CHINOS HOLDINGS, INC.

By:	/s/ Michael Nicholson
Name: Michael Nicholson
Title: Interim Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 17, 2020.

Signature	Title

/s/ Michael Nicholson Michael Nicholson	Interim Chief Executive Officer (Principal Executive Officer)

* Vincent Zanna	Chief Financial Officer and Treasurer (Principal Financial Officer)

* Jeremy Brooks	Chief Accounting Officer (Principal Accounting Officer)

* James Coulter	Director

* Jonathan Sokoloff	Director

* Michael Solomon	Director

* Jack Weingart	Director

* Seth Farbman	Director

*By:	/s/ Michael Nicholson
Name: Michael Nicholson
Title: Attorney-in-fact